Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

08006029

19 November 2008

SEC Mail Processing

NOV 20 2008

Washington, DC
111

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

SUPPL

PROCESSED
DEC 01 2008
THOMSON REUTERS

Macquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

14 November 2008

MACQUARIE

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Group Limited - Issued Ordinary Capital and Options Update

Since the last notification to the ASX of the position at 30 September 2008, there has been no change in the number of fully paid ordinary shares of Macquarie Group Limited on issue.

Thus, as at 31 October 2008 the number of issued fully paid ordinary $1.00 shares was 281,016,368.

During the period 1 October to 31 October 2008 (inclusive), the following new options have been issued:

- 112,200 options exercisable at $53.91 each and expiring 8 October 2013 (MQG0414); and
- 118,000 options exercisable at $36.20 each and expiring 8 October 2013 (MQG0415); and
- 164,950 options exercisable at $53.91 each and expiring 22 October 2013 (MQG0416); and
- 95,000 options exercisable at $32.39 each and expiring 22 October 2013 (MQG0417).

During the period 1 October to 31 October 2008 (inclusive), the following options have lapsed unexercised:

- 3,780 options exercisable at $63.34 each and expiring on 10 October 2008 (MQG0305);
- 1,668 options exercisable at $63.34 each and expiring on 10 April 2009 (MQG0305);

- 350 options exercisable at $63.34 each and expiring on 16 April 2009 (MQG0305);
- 7,068 options exercisable at $63.34 each and expiring on 17 April 2009 (MQG0305);
- 1,748 options exercisable at $63.34 each and expiring on 21 April 2009 (MQG0305);
- 250 options exercisable at $63.34 each and expiring on 30 April 2009 (MQG0305);
- 1,048 options exercisable at $63.34 each and expiring on 1 August 2010 (MQG0305);
- 2,666 options exercisable at $68.24 each and expiring on 10 October 2008 (MQG0321);
- 2,667 options exercisable at $61.91 each and expiring on 10 April 2009 (MQG0329);
- 210 options exercisable at $61.79 each and expiring on 10 October 2008 (MQG0339);
- 1,201 options exercisable at $61.79 each and expiring on 18 October 2008 (MQG0339);
- 2,000 options exercisable at $61.79 each and expiring on 10 April 2009 (MQG0339);
- 2,667 options exercisable at $61.79 each and expiring on 15 April 2009 (MQG0339);
- 1,314 options exercisable at $61.79 each and expiring on 16 April 2009 (MQG0339);
- 28,181 options exercisable at $61.79 each and expiring on 17 April 2009 (MQG0339);
- 1,274 options exercisable at $61.79 each and expiring on 21 April 2009 (MQG0339);
- 667 options exercisable at $61.79 each and expiring on 30 April 2009 (MQG0339);
- 4,667 options exercisable at $61.79 each and expiring on 1 August 2011 (MQG0339);
- 1,425 options exercisable at $64.43 each and expiring on 2 October 2008 (MQG0345);
- 2,667 options exercisable at $69.47 each and expiring on 8 April 2009 (MQG0349);
- 2,667 options exercisable at $69.47 each and expiring on 17 April 2009 (MQG0349);
- 8,000 options exercisable at $85.30 each and expiring on 10 April 2012 (MQG0366);
- 105 options exercisable at $71.41 each and expiring on 10 October 2008

(MQG0379);

- 3,754 options exercisable at $71.41 each and expiring on 18 October 2008 (MQG0379);
- 38,680 options exercisable at $71.41 each and expiring on 15 August 2012 (MQG0379).
- 5,500 options exercisable at $71.41 each and expiring on 10 September 2012 (MQG0382);
- 11,000 options exercisable at $71.49 each and expiring on 10 September 2012 (MQG0383).
- 17,800 options exercisable at $63.74 each and expiring on 8 February 2013 (MQG0394);
- 4,000 options exercisable at $54.69 each and expiring on 22 February 2013 (MQG0395).
- 3,000 options exercisable at $47.29 each and expiring on 8 July 2013 (MQG0404) and
- 67,050 options exercisable at $53.91 each and expiring on 15 August 2013 (MQG0407).

Also, in the notification to ASX on 15 October 2008 of the position as at 30 September 2008 it was stated that the following options lapsed unexercised:

- 74 options exercisable at $63.34 each and expiring on 16 March 2009 (MQG0305);
- 134 options exercisable at $63.34 each and expiring on 1 August 2010 (MQG0305);
- 921 options exercisable at $61.79 each and expiring on 16 March 2009 (MQG0339);
- 37,944 options exercisable at $71.41 each and expiring on 15 August 2012 (MQG0379) and
- 40,600 options exercisable at $53.91 each and expiring on 15 August 2013 (MQG0407).

In fact, the following options lapsed unexercised:

- NIL options exercisable at $63.34 each and expiring on 16 March 2009 (MQG0305);
- NIL options exercisable at $63.34 each and expiring on 1 August 2010 (MQG0305);
- NIL options exercisable at $61.79 each and expiring on 16 March 2009 (MQG0339);
- 36,514 options exercisable at $71.41 each and expiring on 15 August 2012 (MQG0379) and
- 38,600 options exercisable at $53.91 each and expiring on 15 August

2013 (MQG0407).

The number of options on issue at 31 October was 54,500,150 all exercisable into one share per option.

Yours faithfully

Paula Walsh
Assistant Company Secretary

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 31 October 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0241	1,668	$21.66	11/12/2008
MQG0245	4,300	$28.74	23/12/2008
MQG0248	6,000	$34.78	30/03/2009
MQG0253	1,668	$33.45	9/02/2009
MQG0254	3,334	$33.45	9/02/2009
MQG0256	15,834	$33.76	8/03/2009
MQG0257	5,836	$34.67	22/03/2009
MQG0260	1,668	$36.71	8/04/2009
MQG0261	8,168	$35.54	22/04/2009
MQG0262	26,700	$34.66	10/05/2009
MQG0263	14,168	$33.00	24/05/2009
MQG0264	8,334	$33.84	8/06/2009
MQG0265	9,170	$34.27	22/06/2009
MQG0266	15,002	$33.58	8/07/2009
MQG0267	20,000	$33.11	28/02/2009
MQG0267	474,797	$33.11	22/07/2009
MQG0268	5,000	$32.75	7/02/2009
MQG0268	668	$32.75	28/02/2009
MQG0268	1,668	$32.75	26/03/2009
MQG0268	668	$32.75	30/03/2009
MQG0268	1,186,960	$32.75	9/08/2009
MQG0269	5,000	$32.26	30/12/2008
MQG0269	1,000	$32.26	4/02/2009
MQG0269	700	$32.26	28/02/2009
MQG0269	500	$32.26	18/03/2009
MQG0269	908,622	$32.26	23/08/2009
MQG0270	1,668	$30.67	23/08/2009
MQG0271	750	$34.60	13/12/2008
MQG0271	8,334	$34.60	16/04/2009
MQG0271	325,994	$34.60	8/09/2009
MQG0272	67,946	$35.28	22/09/2009
MQG0273	83,146	$36.99	8/10/2009
MQG0274	500	$39.64	14/03/2009
MQG0274	24,867	$39.64	22/10/2009
MQG0275	44,988	$40.81	8/11/2009
MQG0276	48,868	$32.75	8/11/2009
MQG0277	11,667	$33.11	8/11/2009
MQG0278	26,920	$41.72	22/11/2009
MQG0279	4,600	$32.75	21/04/2009
MQG0279	84,302	$32.75	22/11/2009
MQG0280	28,736	$44.88	8/12/2009
MQG0281	4,900	$34.60	8/12/2009
MQG0283	5,000	$45.15	31/01/2009
MQG0283	26,668	$45.15	22/12/2009
MQG0284	8,334	$46.97	10/01/2010

Listing of Macquarie Group Limited Options

As at 31 October 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0285	10,000	$47.28	10/01/2010
MQG0286	5,000	$48.68	24/01/2010
MQG0288	56,668	$49.31	8/02/2010
MQG0289	8,336	$49.47	8/02/2010
MQG0291	50,620	$49.16	22/02/2010
MQG0292	22,502	$49.51	8/03/2010
MQG0293	4,069	$49.57	3/03/2009
MQG0293	21,668	$49.57	22/03/2010
MQG0294	38,336	$47.82	8/04/2010
MQG0295	43,335	$45.14	22/04/2010
MQG0296	22,162	$49.31	8/04/2010
MQG0297	30,834	$45.89	9/05/2010
MQG0298	15,068	$49.18	23/05/2010
MQG0300	45,835	$54.24	8/06/2010
MQG0301	31,668	$58.02	22/06/2010
MQG0302	8,334	$49.18	22/06/2010
MQG0303	3,000	$60.41	7/05/2009
MQG0303	40,388	$60.41	8/07/2010
MQG0304	13,524	$63.42	22/07/2010
MQG0305	1,321	$63.34	30/12/2008
MQG0305	1,031	$63.34	4/02/2009
MQG0305	6,666	$63.34	7/02/2009
MQG0305	3,332	$63.34	8/02/2009
MQG0305	2,600	$63.34	11/02/2009
MQG0305	3,333	$63.34	14/02/2009
MQG0305	1,332	$63.34	15/02/2009
MQG0305	280	$63.34	20/02/2009
MQG0305	27,624	$63.34	28/02/2009
MQG0305	1,333	$63.34	8/03/2009
MQG0305	333	$63.34	14/03/2009
MQG0305	220	$63.34	16/03/2009
MQG0305	4,998	$63.34	26/03/2009
MQG0305	383	$63.34	30/03/2009
MQG0305	1,666	$63.34	10/04/2009
MQG0305	700	$63.34	16/04/2009
MQG0305	9,566	$63.34	17/04/2009
MQG0305	3,492	$63.34	21/04/2009
MQG0305	250	$63.34	30/04/2009
MQG0305	7,240,213	$63.34	1/08/2010
MQG0306	17,658	$62.13	8/08/2010
MQG0307	30,834	$63.34	8/08/2010
MQG0308	60,000	$63.33	22/08/2010
MQG0309	4,166	$65.72	28/02/2009
MQG0309	40,366	$65.72	8/09/2010
MQG0310	6,707	$63.34	8/09/2010

Listing of Macquarie Group Limited Options

As at 31 October 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0312	1,668	$35.28	22/09/2009
MQG0313	28,834	$67.85	22/09/2010
MQG0314	680	$63.34	22/09/2010
MQG0316	11,167	$63.34	10/10/2010
MQG0317	63,334	$70.56	10/10/2010
MQG0318	41,333	$64.16	24/10/2010
MQG0319	49,333	$66.92	8/11/2010
MQG0320	54,832	$70.60	22/11/2010
MQG0321	53,166	$68.24	8/12/2010
MQG0322	23,667	$68.36	22/12/2010
MQG0323	24,500	$67.85	9/01/2011
MQG0324	38,152	$70.47	23/01/2011
MQG0325	82,000	$63.09	8/02/2011
MQG0327	21,000	$61.33	22/02/2011
MQG0328	61,000	$60.35	8/03/2011
MQG0329	1,333	$61.91	28/02/2009
MQG0329	1,333	$61.91	10/04/2009
MQG0329	19,000	$61.91	22/03/2011
MQG0330	70,168	$68.01	10/04/2011
MQG0331	24,000	$68.83	24/04/2011
MQG0332	2,500	$32.75	9/08/2009
MQG0333	1,333	$70.21	25/03/2009
MQG0333	83,000	$70.21	8/05/2011
MQG0334	19,000	$66.83	22/05/2011
MQG0335	25,333	$65.12	8/06/2011
MQG0336	71,000	$65.95	22/06/2011
MQG0337	21,310	$68.03	10/07/2011
MQG0338	34,000	$62.75	22/07/2011
MQG0339	239	$61.79	13/12/2008
MQG0339	7,000	$61.79	31/01/2009
MQG0339	1,666	$61.79	7/02/2009
MQG0339	1,296	$61.79	11/02/2009
MQG0339	1,666	$61.79	14/02/2009
MQG0339	1,000	$61.79	15/02/2009
MQG0339	313	$61.79	20/02/2009
MQG0339	10,700	$61.79	28/02/2009
MQG0339	1,153	$61.79	3/03/2009
MQG0339	1,333	$61.79	12/03/2009
MQG0339	2,333	$61.79	14/03/2009
MQG0339	1,380	$61.79	16/03/2009
MQG0339	670	$61.79	17/03/2009
MQG0339	833	$61.79	26/03/2009
MQG0339	5,769	$61.79	30/03/2009
MQG0339	1,000	$61.79	10/04/2009
MQG0339	1,333	$61.79	15/04/2009

Listing of Macquarie Group Limited Options

As at 31 October 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0339	656	$61.79	16/04/2009
MQG0339	14,089	$61.79	17/04/2009
MQG0339	636	$61.79	21/04/2009
MQG0339	333	$61.79	30/04/2009
MQG0339	9,318,819	$61.79	1/08/2011
MQG0340	26,500	$61.79	8/08/2011
MQG0341	74,400	$60.99	8/08/2011
MQG0342	16,985	$61.79	22/08/2011
MQG0343	88,000	$61.03	22/08/2011
MQG0344	4,000	$61.79	8/09/2011
MQG0345	174,000	$64.43	8/09/2011
MQG0346	2,000	$61.79	22/09/2011
MQG0347	35,000	$65.96	22/09/2011
MQG0348	5,925	$61.79	9/10/2011
MQG0349	1,333	$69.47	8/04/2009
MQG0349	1,333	$69.47	17/04/2009
MQG0349	92,666	$69.47	9/10/2011
MQG0350	4,000	$64.43	9/10/2011
MQG0351	11,000	$64.43	23/10/2011
MQG0352	38,000	$72.17	23/10/2011
MQG0353	69,000	$73.31	8/11/2011
MQG0354	35,390	$73.31	20/11/2011
MQG0355	16,000	$74.11	22/11/2011
MQG0356	23,000	$71.92	8/12/2011
MQG0357	53,200	$75.57	22/12/2011
MQG0358	68,000	$78.24	8/01/2012
MQG0359	61,000	$79.33	22/01/2012
MQG0360	1,038	$82.57	30/12/2008
MQG0360	47,000	$82.57	8/02/2012
MQG0361	12,000	$83.55	22/02/2012
MQG0362	35,000	$80.01	8/03/2012
MQG0363	83,000	$80.04	22/03/2012
MQG0364	4,000	$60.99	22/03/2012
MQG0365	12,500	$47.82	23/05/2010
MQG0366	41,000	$85.30	10/04/2012
MQG0367	264,179	$87.73	23/04/2012
MQG0368	1,666	$60.41	8/07/2010
MQG0369	5,000	$63.42	22/07/2010
MQG0370	4,000	$70.60	22/11/2010
MQG0371	117,000	$89.76	8/05/2012
MQG0372	105,000	$94.48	22/05/2012
MQG0373	4,000	$80.04	8/06/2012
MQG0374	60,600	$87.77	8/06/2012
MQG0375	42,000	$91.30	22/06/2012
MQG0376	769	$87.18	30/12/2008

Listing of Macquarie Group Limited Options

As at 31 October 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0376	90,000	$87.18	9/07/2012
MQG0377	61,935	$90.83	23/07/2012
MQG0378	46,000	$73.86	8/08/2012
MQG0379	36	$71.41	13/12/2008
MQG0379	425	$71.41	30/12/2008
MQG0379	329	$71.41	30/12/2008
MQG0379	4,000	$71.41	31/01/2009
MQG0379	9,936,193	$71.41	15/08/2012
MQG0380	59,365	$71.41	22/08/2012
MQG0381	60,000	$68.06	22/08/2012
MQG0382	91,990	$71.41	10/09/2012
MQG0383	133,000	$71.49	10/09/2012
MQG0384	1,750	$71.41	24/09/2012
MQG0385	126,200	$76.69	24/09/2012
MQG0386	4,865	$71.41	8/10/2012
MQG0387	63,000	$86.34	8/10/2012
MQG0388	76,000	$82.37	22/10/2012
MQG0389	54,000	$77.55	22/11/2012
MQG0390	377,400	$79.38	10/12/2012
MQG0391	70,000	$74.30	24/12/2012
MQG0392	70,000	$72.27	8/01/2013
MQG0393	149,000	$64.40	22/01/2013
MQG0394	187,000	$63.74	8/02/2013
MQG0395	57,000	$54.69	22/02/2013
MQG0396	94,000	$47.79	10/03/2013
MQG0397	69,000	$51.34	25/03/2013
MQG0398	174,000	$56.79	8/04/2013
MQG0399	63,000	$59.16	22/04/2013
MQG0400	113,400	$63.09	8/05/2013
MQG0401	51,000	$59.58	22/05/2013
MQG0402	84,000	$52.89	10/06/2013
MQG0403	31,000	$48.78	23/06/2013
MQG0404	56,000	$47.29	8/07/2013
MQG0405	86,000	$47.29	22/07/2013
MQG0406	56,000	$51.01	8/08/2013
MQG0407	17,165,715	$53.91	15/08/2013
MQG0408	97,323	$53.91	22/08/2013
MQG0409	135,700	$48.61	22/08/2013
MQG0410	45,875	$53.91	8/09/2013
MQG0411	161,000	$45.35	8/09/2013
MQG0412	127,450	$53.91	22/09/2013
MQG0413	160,000	$33.49	22/09/2013
MQG0414	112,200	$53.91	8/10/2013
MQG0415	118,000	$36.20	8/10/2013
MQG0416	164,950	$53.91	22/10/2013

Listing of Macquarie Group Limited Options

As at 31 October 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0417	95,000	$32.39	22/10/2013
	54,500,150		

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	W Richard Sheppard
Date of last notice	17 October 2008 but 26 November 2007 in respect of Macquarie Communications Infrastructure Group ("MCG") stapled securities and Macquarie Australian Small Companies Fund units ("MASCF").

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by Bond Street Custodians Limited, as custodian for Macquarie Investment Management Limited, as trustee for Macquarie Superannuation (Wallace Richard Sheppard account), of which Mr Sheppard is a beneficiary.
Date of change	• 14 February 2008 and 15 August 2008 re MCG stapled securities; and • 7 July 2008 re MASCF units.
No. of securities held prior to change	• 86,638 MCG stapled securities; and • 132,290.82 MASCF units.
Class	• MCG stapled securities; and • MASCF units.
Number acquired	• 4,140 MCG stapled securities acquired on 14 February 2008; • 7,059 MCG stapled securities acquired on 15 August 2008; and • 642.3878 MASCF units acquired on 7 July 2008.
Number disposed	Nil.
Value/Consideration Note: If consideration is non-cash, provide details and	• $4.8140 per MCG stapled security acquired on

estimated valuation	14 February 2008; • $2.9579 per MCG stapled security acquired on 15 August 2008; and • $1.0135 per MASCF units acquired on 7 July 2008.
No. of securities held after change	• 97,837 MCG stapled securities; and • 132,933.21 MASCF units.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Securities allotted pursuant to Dividend and Distribution Reinvestment Plans.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 13 November 2008

Macquarie Group Limited

File Number: 082-35128

Maquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

17 November 2008

Company Announcements
ASX Limited

Section 259C Exemption Notice - MQG

Macquarie Life Limited (MLL), MQ Specialist Investment Management Limited (MQSIML) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 14 November 2008, in respect of MQSIML and MQPML, the percentage of Macquarie voting shares:

(a) over which they have the power to control voting or disposal was 0.007%; and
(b) underlying any options, derivatives and conditional agreements held by them was 0%.

As at 14 November 2008, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.017%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Dennis Leong
Company Secretary

Phone:	+ 61 2 8232 9739
Fax:	+ 61 2 8232 4437
Email:	Substantial.Holdings@macquarie.com

APPENDIX 4D
HALF-YEAR REPORT

MACQUARIE GROUP LIMITED
ABN 94 122 169 279

HALF-YEAR ENDED 30 SEPTEMBER 2008

1. Details of the reporting period and the previous corresponding period

	Current period:	1 April 2008 to 30 September 2008
	Prior corresponding period:	1 April 2007 to 30 September 2007

2. Results for announcement to the market

	Key information	Half-year ended 30 September 2008 $m	Half-year ended 30 September 2007 $m	% Change
2.1	**Net operating income**	2,970	4,710	-37%
2.2	**Profit from ordinary activities after income tax**	648	1,100	-41%
2.3	**Profit attributable to ordinary equity holders of Macquarie Group Limited**	604	1,060	-43%

2.4	Dividends	Amount per security	Franked amount per security
	Ordinary Shares		
	Interim dividend (resolved, not yet provided at 30 September 2008).	145 cents	80%
	Final dividend	n/a	n/a

2.5	Record date for determining entitlements to the dividends
	The record date for the interim dividend is 28 November 2008.

2.6	Commentary

REVIEW OF OPERATIONS

Consolidated net profit after income tax attributable to ordinary equity holders for the half-year to 30 September 2008 was $604 million, a 43 per cent decrease on the prior corresponding period and a 19 per cent decrease on the prior period. The result was achieved during a period of unprecedented global financial market conditions that resulted in significant restructuring costs, provisions and write-downs.

Assets under management at 30 September 2008 were $239 billion, a 3 per cent increase since March 2008 and a 7 per cent increase on the prior corresponding period.

Annualised return on equity for the half-year to 30 September 2008 was 13.9 per cent, driven by capital growth initiatives in recent years and the lower result for the period. Additionally, in July 2008 Macquarie increased its regulatory capital base through the $600 million issue of Macquarie Convertible Preference Securities (CPS).

Macquarie's liquidity risk management framework operated effectively throughout the period ensuring funding requirements were met and sufficient liquidity was maintained, despite the challenging credit market conditions. Cash and liquid assets increased from $20.8 billion at 31 March 2008 to $26.3 billion at 30 September 2008. Cash and liquid asset holdings now represent 34 per cent of Macquarie's net funded assets.

OPERATING INCOME

Total operating income for the half-year to 30 September 2008 was $2,970 million, a 37 per cent decrease on the prior corresponding period and 16 per cent down on the prior period. Reasonable corporate finance deal flow combined with good contributions from equity and commodity businesses were key drivers. Income from asset realisations during the half-year was well down on the very strong prior corresponding period that included a number of significant realisations, including the IPO of Boart Longyear and the disposal of an investment in Macquarie-IMM Investment Management Co. Limited (Macquarie-IMM).

Although assets under management have shown an overall net increase, the result was largely due to the recent weakening of the Australian dollar against major currencies. Assets under management were down for much of the period as falling equity indices impacted the values of listed securities, especially those funds managed by Macquarie Funds Group. Consequently, base management fees were marginally down on the prior corresponding period. Performance fees were up 30 per cent on the prior corresponding period to $219 million.

During the period Macquarie recognised an impairment charge relating to the loss on the sale of the Italian Mortgages portfolio of $197 million in addition to operating losses and other restructuring and redundancy costs for the business. Macquarie also recognised significant impairment charges against other loans and investments.

International income amounted to 49 per cent of Macquarie's total operating income for the half-year to 30 September 2008.

OPERATING EXPENSES

Operating expenses were down 33 per cent on the prior corresponding period to $2,243 million. Employment expenses, the largest contributor to operating expenses, were down 48 per cent on the prior corresponding period to $1,265 million. The decrease in employment expenses was driven by lower performance-related profit share expense.

The expense to income ratio for the half-year to 30 September 2008 was 75.5 per cent, broadly in line with the prior period, and up from 70.8 per cent in the prior corresponding period.

EVENTS OCCURING AFTER BALANCE SHEET DATE

Subsequent to balance date there has been a further significant deterioration in equity markets which has impacted the market prices of our co-investments in listed specialist funds. If the market prices at the date of this report had been used in the Group's assessment of recoverable amount rather than the 30 September 2008 prices then profit after tax would have been reduced by approximately $130 million.

The Directors are not aware of any other matter or circumstance which has arisen that has significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in the financial period subsequent to 30 September 2008 not otherwise disclosed in this report.

Refer to the September 2008 Interim Result Announcement for more details.

3. Net tangible asset per security

		Half-year ended 30 September 2008 $	Half-year ended 30 September 2007 $
	Ordinary shares	27.24	27.95
	Excluding the intangibles (net of associated deferred tax liabilities) within the consolidated entity's businesses held for sale, the NTA per ordinary share would have been $26.98 at 30 September 2008 (30 September 2007: $27.55)		

4. Control gained or lost over entities in the half-year, and those having material effect

	Name of entities where control was gained in the half-year	Date control gained
	Macquarie Securities (Thailand) Limited	3-Sep-08

The above entities did not contribute materially to the reporting entity's profit from ordinary activities.

	Name of entities where control was lost in the half-year	Date control lost
	Longview Oil and Gas	10-Apr-08
	MQ Japan Market Neutral Fund (Cayman Islands)	1-Sep-08

The above entities did not contribute materially to the reporting entity's profit from ordinary activities during the period they were controlled.

5. Dividend details

		Half-year ended 30 September 2008 $m	Half-year ended 30 September 2007 $m
	Ordinary share capital **Final dividend paid:** 200 (2007: 190) cents per share	552	482
	There is no provision for the interim dividend in respect of the half-year ended 30 September 2008 as a result of AASB 137: *Provisions, Contingent Liabilities and Contingent Assets*. A provision for dividend is recognised at the time the dividends are declared, determined or publicly recommended. The final dividend paid during the half-year ended 30 September 2008 was 100 per cent franked at the 30 per cent corporate tax rate (2007: 100 per cent franked at the 30 per cent corporate tax rate). Since the end of the period, the Directors have resolved to pay an interim dividend for the half-year ended 30 September 2008 of $1.45 per the number of fully paid ordinary Macquarie Group Limited shares on issue on 28 November 2008. The dividend will be 80 per cent franked at the 30 per cent corporate tax rate and payable on 19 December 2008.		
	Macquarie Income Securities Distributions paid during the half-year ended 30 September 2008 (net of distributions previously provided) were $11 million (2007: $9 million). Distributions provided at 30 September 2008 are $8 million (2007: $7 million) which were paid on 15 October 2008.		
	Macquarie Income Preferred Securities Distributions paid during the half-year ended 30 September 2008 (net of distributions previously provided) were $1 million (2007: $3 million). Distributions provided at 30 September 2008 are $22 million (2007: $23 million) which were paid on 15 October 2008.		
	The Macquarie Income Preferred Securities and Macquarie Income Securities represent the minority interests of a subsidiary. Accordingly, the distributions paid/provided in respect of these are recorded as a movement in minority interests.		

6. Dividend or distribution reinvestment plan details

The Company's Dividend Reinvestment Plan ("DRP") remains activated. The DRP is optional and offers ordinary shareholders in Australia and New Zealand the opportunity to acquire fully paid ordinary shares in the Company, without transaction costs. A shareholder can elect to participate in or terminate their involvement in the DRP at any time. Election notices for participation in the DRP in relation to the interim dividend to be paid on 19 December 2008 must be received by the registry by 5:00 pm on 28 November 2008 to be effective for that dividend.

7. Investment associates and joint ventures

Name	Ownership interest (%)
Material interests in associates and joint ventures are as follows:	
Diversified CMBS Investments Inc.	57%
European Directories S.A.	14%
Macquarie AirFinance Limited	34%
Macquarie Airports	21%
Macquarie Communications Infrastructure Group	18%
Macquarie CountryWide Trust	10%
Macquarie Diversified Treasury (AA) Fund	19%
Macquarie Energy Holdings LLC	49%
Macquarie European Infrastructure Fund LP	5%
Macquarie Goodman Japan Limited	50%
Macquarie Infrastructure Group	13%
Macquarie Media Group	22%
Macquarie Office Trust	7%
MAIP International Holdings Ltd	25%
Redford Australian Investment Trust	27%
Material interests in held for sale associates are as follows:	
Macquarie Prime REIT	26%
MEO Holdings Limited	59%
New World Gaming Partners Limited	31%

As disclosed in the financial report the Group has recognised an impairment charge of $546 million on its investment in associates and joint ventures. Except for the impairment charge the above entities did not contribute materially to the reporting entity's profit from ordinary activities.

8. Foreign entities, applicable accounting standards used

Not applicable

9. Statement if financial report is subject to review dispute or qualification

The financial report has been subject to review, and is not subject to disputes or qualifications.

ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

Document furnished to United States Securities and Exchange Commission by Macquarie Group Limited

File Number: 082-35128

MACQUARIE

ASX/Media Release

MACQUARIE GROUP ANNOUNCES $A604M HALF YEAR PROFIT

Highlights

- **Half year net profit after tax $A604m**
- **Sound result achieved amid unprecedented market conditions and after substantial write-downs**
- **Strong funding position: cash and liquid assets of $A26.3b exceed short-term wholesale issued paper of $A18.9b; balance sheet well matched**
- **Strong capital position, more than 40% above minimum regulatory requirement**
- **Conservative gearing**
- **Continuing to adapt business to changing market conditions**
- **A range of new initiatives**
- **Interim dividend $A1.45 per share (80% franked)**
- **Annualised return on equity 13.9%**
- **Employment expenses down 48% on previous corresponding period (pcp) driven by significantly lower profit share, reflecting shareholder alignment**

SYDNEY, 18 November 2008 – Macquarie Group Limited (ASX:MQG) today announced a net profit after tax attributable to ordinary shareholders for the half year to 30 September 2008 of $A604 million amid unprecedented global financial market turmoil.

The half year net profit was 19% below the net profit achieved for the second half of the 2008 financial year to 31 March 2008 and 43% below the exceptional previous corresponding first half profit achieved when markets were very strong.

Macquarie Group Managing Director and Chief Executive Officer, Nicholas Moore, said: "The past six months have seen unprecedented turmoil in global markets, sharply intensifying from mid-September.

"Financial markets have been highly disrupted during the period, with a crisis of confidence in credit markets and systemic falls in global liquidity leading to the stress and failure of major financial institutions. In addition, there has been significant volatility and declines in financial markets.

"In the context of these market conditions, Macquarie's half year net profit is a sound result and underscores Macquarie's strong funding and capital position prior to this credit market disruption, which began more than a year ago," Mr Moore said.

Operating income decreased 37% on pcp to $A3.0 billion and was down 16% on the 2008 second half. Earnings per share decreased 46% on pcp to $A2.17 and was down 20% on the 2008 second half. The Group achieved an annualised return on equity of 13.9% over the half year.

The Group declared a first half dividend of $A1.45 per ordinary share, franked to 80%, which is in line with the dividend paid in the first half of the 2008 financial year. The dividend will be paid on 19 December and the record date is 28 November.

"The result also highlights our solid funding position, the diversity of our business and the appropriateness of our strategy of deriving income from providing services to our clients rather than from our balance sheet. The results also demonstrate that we have managed and built our business for the long term and that we are continually evolving and adapting to market conditions and the needs of our clients.

"While the extreme market conditions have led to a number of writedowns and one-off costs in the latest half year, the underlying performance of the Macquarie business has been solid.

"As the holding company of an Australian licensed bank, Macquarie has also benefited from being part of the Australian regulated banking system which, while affected, remains sound and has benefited from a strong regulatory framework," Mr Moore said.

Macquarie is well capitalised and well funded. As at 30 September 2008, Macquarie had:

- capital of $A10.3 billion, which is $A3.3 billion in excess of the Group's minimum regulatory capital requirement;
- a solid funding position, long and short term, with the balance sheet well matched and cash and liquid assets of A$26.3 billion exceeding short-term wholesale issued paper of $A18.9 billion;
- term funding raised since 31 March of $A7.8 billion; and

- increased deposits from $A13.2 billion at 31 March 2008 to $A16.7 billion at 30 September 2008. Macquarie Bank Limited deposits and wholesale funding are eligible for the recently announced Australian Government guarantee.

The half year profit result was achieved despite substantial one-off costs and write-downs which totalled $A1.14 billion and had a net profit impact of $A395 million. These comprise:

- previously advised one-off costs relating to the sale of the Italian Mortgages portfolio;
- writedown of funds management assets and other co-investments;
- loan impairment provisions; and
- impairments recognised on trading asset positions.

Mr Moore said these writedowns stem from sharply deteriorating markets and in part, Macquarie's long-term approach of investor alignment. "Importantly, the underlying assets owned by the funds are performing in line with expectations and generating increasing cashflow. Recent transactions demonstrate that infrastructure asset values are holding up," Mr Moore said.

Key drivers of the result

Macquarie Group Chief Financial Officer, Greg Ward, said the unprecedented global market disruption over the course of the half year was the overriding influence on Macquarie's financial performance. Operating group results were lower than the record results achieved in what was an exceptional first half 2008.

"During the half year, Macquarie recorded reasonable corporate finance and advisory deal flows, with the group advising on 164 transactions valued at approximately $A83 billion. There were record volumes in foreign exchange during the half year and good volumes in commodity related businesses. European equities related business made a good first quarter contribution, as did base fees. Performance fees were above the previous corresponding period.

"Other key influences over the half year were significantly increased funding costs and a significant decline in the profit share provision reflecting the lower net profit and return on equity. Employment expenses were down 48% on the previous corresponding period driven by significantly lower staff profit share reflecting shareholder alignment and the way in which the Group's performance based remuneration policies work.

"Importantly, Macquarie has a strong funding and balance sheet position. We are maintaining a conservative approach to levels of capital and liquidity," Mr Ward said.

- During the half year, Macquarie began undertaking balance sheet initiatives to reduce funded assets which have been affected by higher cost of funding, such as the previously announced sale of the Italian mortgage portfolio. These initiatives are expected to have a minimal impact on ongoing profitability.

Total assets under management increased by 3% to $A239 billion at 30 September 2008, with the recent move in the $A exchange rate partially offsetting the impact of declining equity values.

The expense to income ratio fell to 75.5% during the latest half from 76.5% during the half to March 31 2008 and 70.8% during the first half to September 2007. The compensation ratio fell to 40.1% in the September 2008 half from 45.8% in the March 2008 half and 47.9% in the September 2007 half.

Strategy

Macquarie is a diversified, client driven business with minimal proprietary trading. The Macquarie model is based on taking a conservative approach to risk management; aligning interests with shareholders, investors and staff; having performance driven remuneration and incremental growth and evolution.

"Our strategy has always been based on an ability to swiftly adapt to changes in market conditions. A significant portion of our profit comes from businesses that did not exist within Macquarie five years ago," Mr Moore said.

In response to the tightening of global credit markets and an anticipated reduction in wholesale funding, Macquarie is reducing its funded asset position:

- Good progress on key initiatives to reduce funded assets by $A15 billion by 31 March 2009
- Exiting or winding-back the least profitable and competitive businesses impacted by higher cost of funding
- A range of initiatives underway – expected completion for most by 31 March 2009
- Initiatives already announced:
  - March 2008: wind-back of Australian mortgages
  - September 2008: announced intention to sell Investment Lending business
  - October 2008: announced sale of Italian mortgages business and some Asian real estate assets.

Outlook

Significant government action, including interest rate cuts and stimulatory fiscal measures, may assist in restoring some confidence to global financial markets but market conditions have continued to deteriorate, particularly since mid-September.

Macquarie continues to be cautious with a conservative approach to funding and capital.

Unprecedented market conditions make short-term forecasting extremely difficult. However, Macquarie currently expects the result for the second half to 31 March 2009 to be broadly in line with this first half result. The final result will, however, be subject to a number of significant swing factors, particularly market conditions, the completion rate of transactions, asset realisations and asset prices.

The guidance assumes write-downs on listed funds to current market prices of approximately $A400 million gross ($A130 million net profit impact) and no write-backs.

"We expect continuing challenging market conditions, albeit not as bad as those in the immediate aftermath of Lehman Brothers' insolvency," Mr Moore said.

"The measures we have taken before this financial turmoil began and over the past six months puts us in a sound position to take advantage of opportunities that may emerge from the current market disruption.

"Macquarie remains profitable, well funded, well capitalised and conservatively geared. We continue to have a range of strong businesses which are well placed over the medium term and we have capable staff to continue to service our clients well." Mr Moore said.

Half year result overview

Notwithstanding the extreme market conditions, Macquarie continued to benefit in the six months to 30 September 2008 from its diversification of business and geography and from previous business investment. There continues to be strong demand for Macquarie products and services.

Total income from ordinary activities for the year decreased 37% on the pcp to $A3.0 billion; net fee and commission income decreased 13% to $A2.2 billion; net trading income decreased 14% to $A722 million; net interest income decreased 1% to $A520 million; and income from asset and equity investments decreased 43% to $A479 million.

Performance of Macquarie's operating groups during the half year:

- **Macquarie Capital** made a significant contribution to the result despite extremely challenging market conditions. The net profit contribution was well down on the record pcp and included writedowns on investments. Base fees were down 5% on pcp, while performance fees were higher. Equity under management was down 5% to $A53b reflecting recent listed market

declines. $A2.8b in new capital was raised by Macquarie and its managed funds and consortia. The group advised on 164 transactions valued at approximately $A83b.

- **Macquarie Securities Group** made a solid contribution to profit despite weaker equity markets. Brokerage, commission and other fee income was slightly down on the strong pcp, with good contribution to brokerage revenue in Canada (acquired Dec 2007), good growth in South Africa and the Australian business maintained the No. 1 market share position. Income from equity products was down 25% on pcp, with lower demand for equity linked products and volatile market conditions impacting hedging efficiency.
- The **Treasury and Commodities Group** profit contribution was up slightly on pcp with commodity markets volatility a key driver of the result. The foreign exchange trading result increased on pcp, driven by volatile currency markets and increased customer demand. Interest rate trading made a positive contribution in difficult market conditions while provisions during the half year included write-downs on resource equity co-investments and loan provisions.
- The **Banking and Financial Services Group** reported a net loss during the half year as difficult credit and equity markets affected both volumes and margins and as a result of the impact of the loss on the sale of the Italian mortgages portfolio. Retail deposits up 71% from March 2008. Brokerage volumes were down due to weak market conditions, wrap funds under administration were down 7% from March, as negative market movements offset good inflows. Provisions were also made on some loan assets and equity investments.
- **Macquarie Funds Group** recorded a lower contribution to profit due to the impact of increased funding costs on the interest margin on the retail loan books. Last year's first half result included profit on the sale of Macquarie-IMM. Declining equity values and redemptions from Asian retail investors led to a reduction in assets under management, which impacted base management fees. The contribution from seed investments and performance fee products was adversely affected by market volatility.
- The **Real Estate Group** reported a loss for the half year due to write downs and provisions and the impact of increased funding costs. Other fee income decreased due to significantly reduced transaction activity across all real estate markets. Asset and equity investment income was also lower due to the lower level of asset realisations.

Contacts:

Investor Relations

Stuart Green
+612 8232 5008

Jenny Kovacs
+612 8232 3250

Media

Paula Hannaford
+612 8232 4102

Lisa Jamieson
+612 8232 6016

MACQUARIE GROUP LIMITED
SUPPLEMENTARY PROSPECTUS FOR
THE MACQUARIE GROUP
EMPLOYEE SHARE OPTION PLAN

This supplementary prospectus (Supplementary Prospectus) is intended to be read with the prospectus dated 27 June 2008, relating to Options over Shares of Macquarie Group Limited (Prospectus).

IMPORTANT-PLEASE READ
Supplementary Prospectus dated 18 November 2008

This Supplementary Prospectus is dated 18 November 2008 and was lodged with the Australian Securities and Investments Commission ("ASIC") on that date. Neither ASIC nor ASX take any responsibility for the contents of this Supplementary Prospectus. Unless otherwise defined in this Supplementary Prospectus, terms defined in the Glossary to the Prospectus have the same meaning in this Supplementary Prospectus.

1. DESCRIPTION OF MACQUARIE GROUP LIMITED

On 18 November 2008, MQG released its interim results for the six months to 30 September 2008 including a presentation to analysts ("Interim Presentation"). It is expected that MQG will shortly thereafter release its Interim Update to 30 September 2008 ("Interim Update"). The Interim Presentation and the Interim Update contain discussion of MQG's results and operations for the six months to 30 September 2008 as well as factors that have impacted on its financial performance and the outlook for the coming period. The Interim Presentation and/or the Interim Update should be referred to for details of those matters and are available to each Eligible Executive on MacNet. For those without access to MacNet, copies are available free of charge by contacting Investor Relations on (02) 8232 5006. MQG also released other information relating to its results for the six months to 30 September 2008 to ASX which is available on MQG's website at www.macquarie.com.au/investorrelations or copies are available free of charge by contacting Investor Relations on the number above.

MQG's basic earnings per share for the six months to 30 September 2008 were $2.17 and the interim ordinary dividend for the period was $1.45 per share franked as to 80%.

2. TRADING IN SHARES ON ASX

The following table provides a summary of the prices and volumes at which Shares have traded since June 2008 on ASX.

MQG – Share Trading History Since June 2008

	Monthly Share Price ($)			
Period 2008	High	Low	Close	Monthly Volume (mil)
June	56.60	44.90	48.64	68.4
July	53.47	45.39	51.43	54.0
August	55.90	39.99	44.04	66.2
September	48.31	25.98	37.00	125.2
October	39.89	26.43	29.40	56.7

Source: ASX Limited

It should be noted that the price at which Shares will trade on ASX in future may not necessarily reflect recent prices and will depend on factors including those stated in section 6 of the Prospectus.

3. ISSUED SHARE CAPITAL

As at 18 November 2008 the Company's issued share capital was as follows:

	Number
Ordinary Shares	281,016,368
Macquarie Convertible Preference Securities	6,000,000

There were also 1,513,544 Exchangeable shares issued by a subsidiary of MQG, on issue. They are eligible to be exchanged 1:1 for shares in Macquarie Group Limited (subject to staff trading restrictions) and will pay dividends equal to the Macquarie Group Limited dividends during their legal

life.

4. TAXATION CONSIDERATIONS

The Prospectus is amended by deleting the existing second paragraph of section **5.3 MGL Employee as Optionholder and Section 139E Election Made** and substituting in its place the following:

"An MGL Employee has until the date of lodgement of the tax return for the year of grant of the Options to decide whether to make the election. From 1 July 2008 the section 139E election must be made in the MGL Employee's tax return for the year of grant of the Options. The election is made by including an amount of assessable income relating to the Options in the MGL Employee's tax return and a written election is no longer required."

The Prospectus is amended by deleting the existing second paragraph of section **5.8 Employment Taxes and Oncosts** and substituting in its place the following:

"As of 1 July 2008 all Australian states and territories impose payroll tax on Options. However, there are different calculation methods."

The Prospectus is amended by deleting the existing table of Australian payroll tax rates in section **5.8 Employment Taxes and Oncosts – Calculation of Payroll Tax** and substituting in its place the following:

"State payroll tax rates effective 1 July 2008 are as follows (note rates are subject to change):

New South Wales	6.00%*
Victoria	4.95%
Queensland	4.75%
South Australia	5.00%
Western Australia	5.50%
Tasmania	6.10%
Australian Capital Territory	6.85%
Northern Territory	5.90%

*From 1 January 2009, the payroll tax rate for NSW will reduce to 5.75%"

5. FINANCIAL BENEFITS AND RISKS OF OPTION/SHARE INVESTMENT

The Prospectus is amended by deleting the existing second paragraph of section **6.1 Financial Benefits and Risks of Option/Share Investment** and substituting in its place the following:

"Once Options are exercised, the holder of the resultant Shares is exposed to the normal risks of owning Shares. The price of the Shares will fluctuate and depend on any of the factors described below, including the Company's performance, investors' perceptions and the Australian sharemarket generally. Being senior executives of the Company, Eligible Executives will be aware of the myriad factors which affect the Company's performance."

The Prospectus is also amended by the insertion of a new paragraph, following on from the list of 'External Factors' as follows:

"Such risks generally depend on factors over which Macquarie has no control and which cannot readily be foreseen, such as economic and political events and the supply of and demand for the

relevant currencies, commodities, securities, assets or other property."

The Prospectus is amended by deleting the existing section **6.2 Risks to the MGL Group's Financial Performance – Risk Factors** and substituting in its place the following:

"This section identifies a number of risks associated with the MGL Group's financial performance and business. Eligible Investors should note that this list of risks is not exhaustive and that additional risks and uncertainties that the Company is unaware of, or currently deems immaterial, may become important factors that affect the Company or the performance of Options/Shares.

The financial prospects of any entity are sensitive to the underlying characteristics of its business and the nature and extent of the commercial risks to which the entity is exposed. There are a number of risks faced by Macquarie, including those that encompass a broad range of economic and commercial risks, many of which are not within the MGL Group's control. The performance of all of the MGL Group's major businesses can be influenced by external market and regulatory conditions. If all or most of the MGL Group's businesses were affected by adverse circumstances in the same period, overall earnings would suffer significantly.

The Company and MBL are assigned credit ratings by various rating agencies. If one or more of these credit ratings were downgraded this could have the effect of increasing the cost of funds raised by the MGL Group from the financial markets, reducing the MGL Group's ability to access to certain capital markets and/or adversely impacting the willingness of counterparties to deal with the MGL Group. A rating downgrade may also adversely impact the price of the Company's Shares. A rating downgrade could be driven by the occurrence of one or more of the risk factors described in this document or by other events."

The Prospectus is amended by deleting the existing third paragraph of section **6.2 Risks to the MGL Group's Financial Performance – Market Conditions and Competition** and substituting in its place the following:

"In the second half of 2007, global equity and debt markets, particularly in the United States and Europe, experienced difficult conditions and volatility. These challenging market conditions have continued into 2008, and have resulted in less liquidity, greater volatility, widening of credit spreads and lack of price transparency in credit markets. In particular, volatility in some markets is at very high levels. Investing in such highly volatile conditions implies a greater level of risk than an investment in a more stable market."

The Prospectus is amended by deleting the existing second paragraph of section **6.2 Risks to the MGL Group's Financial Performance – Liquidity Risk** and substituting in its place the following:

"The future availability of term funding markets to market participants, including the Company, will be of critical importance. If existing avenues of term funding become unavailable, the Company may need to consider a reduction in term assets."

The Prospectus is amended by deleting the existing first paragraph of section **6.2 Risks to the MGL Group's Financial Performance – Regulatory and Legal Risks** and substituting in its place the following:

"Macquarie's business is subject to substantial regulatory and legal oversight. In particular, Macquarie Group Limited, authorised as a NOHC of an ADI, is regulated by APRA. Failure to comply with legal and regulatory requirements or government policies may have a material adverse effect on Macquarie and its reputation among customers and regulators and in the market. Future regulatory and legal developments may also have a material adverse effect on Macquarie. Macquarie operates in a range

of jurisdictions with different compliance regimes which are subject to change. Changes to the Australian and international regulatory environment may have a material adverse effect on Macquarie."

The Prospectus is amended by deleting the existing section **6.2 Risks to the MGL Group's Financial Performance – Other Risks** and substituting in its place the following:

"Macquarie's profitability is also subject to a number of other risks including political risk, risks from external events and strategic risks (including acquisitions). The financial prospects of any entity are sensitive to the underlying characteristics of its business and the nature and extent of the commercial risks to which the entity is exposed."

6. MACQUARIE GROUP LIMITED DIRECTORY

The Prospectus is amended by deleting the name M Panikian and adding the name N Donnelly to the list of Company Secretaries.

7. CONSENT TO LODGEMENT

Each of the Voting Directors of Macquarie Group Limited has consented to the lodgement of this Supplementary Prospectus with ASIC.

MACQUARIE

Macquarie Group Limited

Result Announcement for the half year ended 30 September 2008



Presentation to Investors and Analysts
18 November 2008

Nicholas Moore, Managing Director and Chief Executive Officer
Greg Ward, Chief Financial Officer

Disclaimer

This material has been prepared for professional investors.

The firm preparing this report has not taken into account any customer's particular investment objectives, financial resources or other relevant circumstances and the opinions and recommendations herein are not intended to represent recommendations of particular investments to particular customers. All securities transactions involve risks, which include (among others) the risk of adverse or unanticipated market, financial or political developments and, in international transactions, currency risk. Due care and attention has been used in the preparation of forecast information. However, actual results may vary from forecasts and any variation may be materially positive or negative. Forecasts, by their very nature, are subject to uncertainty and contingencies many of which are outside the control of Macquarie Group Limited ('Macquarie").

Agenda

1. Overview and outlook – Nicholas Moore
2. Result analysis and financial management – Greg Ward

Appendices – Additional information:

A. Funding
B. Capital
C. Operating group results
D. Specialist funds
E. Glossary

Unless otherwise specified all information is for the half year ended 30 September 2008 and increases are on the prior corresponding period.

1. OVERVIEW AND OUTLOOK

Nicholas Moore –
Chief Executive Officer



Macquarie Group Limited
Result Announcement for the half year ended 30 September 2008
18 November 2008 – Presentation to Investors and Analysts

About Macquarie

- Global provider of banking, financial, advisory, investment and funds management services
- Main business focus is providing products and services to clients
- Listed on Australian Securities Exchange (ASX:MQG)
- Regulated by APRA, Australian banking regulator, as non-operating holding company of a licensed Australian bank
- Assets under management $A239 billion
- Founded in 1969, currently operates in more than 60 office locations in 27 countries and employs more than 13,800 people

Unprecedented global market turmoil

- **Extraordinary financial markets during the period:**
  - — Crisis of confidence has continued and sharply intensified since mid-September
  - — Systemic falls in global liquidity led to stress and failure of major financial institutions
  - — Significant volatility and market declines
- **Coordinated global regulatory intervention to restore confidence including:**
  - — Government capital injections into banks (US and Europe)
  - — Government guarantees of bank deposits and wholesale funding in Australia and overseas
  - — Coordinated monetary policy easing
- **Australian banking system, while affected, remains sound and has benefited from strong regulatory framework**
- **Macquarie has remained profitable and well funded during this period**

MACQUARIE

Sound result in unprecedented global markets
Profit of $A604m

- **Sound profit of $A604m**
- **Profit achieved after substantial write-downs** (refer slide 12):
  - — Write-downs stem from sharply deteriorating markets and in part, long-term investor alignment
  - — Underlying assets are generally performing in line with expectations and generating increasing cashflows
- **Strong capital position:**
  - — >40% above minimum regulatory requirement (refer slide 59)
- **Strong funding position, long & short term:**
  - — Well matched balance sheet (refer slide 30)
  - — Cash and liquid assets exceed short-term wholesale funding (refer slide 53)
- **Conservative gearing:**
  - — Lower than major Australian and international banks (refer slide 58)
- **Continuing to adapt business to changing markets**

Sound result in unprecedented global markets

- **Interim dividend of $A1.45 per share (80% franked)**, in line with pcp
- **ROE of 13.9% p.a.**
- **Employment expenses down 48%** driven by significantly lower profit share reflecting shareholder alignment (refer slide 49)
  - — Compensation ratio 40.1%, down from 47.9% in pcp

Financial Performance
Half year ended 30 September 2008

Operating income of $2,970m
16% decrease on 2H08; 37% decrease on pcp



$Am
10,000
8,000
6,000
4,000
2,000
0
2005
2006
2007
2008
1H09
1H
2H

Profit of $A604m
19% decrease on 2H08; 43% decrease on pcp



$Am
2,000
1,600
1,200
800
400
0
2005
2006
2007
2008
1H09

EPS of $A2.17
20% decrease on 2H08; 46% decrease on pcp



$A
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
2005
2006
2007
2008
1H09

DPS of $A1.45
In line with pcp



$A
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
Special
2005
2006
2007
2008
1H09

Assets under management of $A239 billion
Up 3% since March 2008

- Recent movement in $A exchange rate had a positive effect while impact of declining equity values was negative
- New equity raisings affected by financial market disruption, particularly during September quarter. $A3.8b raised from investors during 1H09 (refer slide 94)


$Ab
250
200
150
100
50
0
Banking and Financial Services
Macquarie Funds Group
Real Estate Group
Macquarie Capital Funds
$A97b
$A140b
$A197b
$A232b
$A239b
2005
2006
2007
2008
1H09

Sound profit despite one-off costs and provisions

- Conservative policy. Where provisions taken on listed funds, have been written down to market value at 30 September 2008
- Gross one-off costs and provisions $A1,143m (NPAT impact $A395m, refer slide 12) partly mitigated by profit share and tax
- Key points:
  - — Accounting provisions reflecting market prices, although underlying assets continue to perform in line with expectations
  - — No change to co-investment strategy – aligning interests between Macquarie and investors
  - — Remain profitable with significant surplus capital and strong funding position

MACQUARIE

Extreme market conditions resulted in one-off costs and provisions of $A1,143m

	$Am
One-off costs relating to Mortgages Italy exit	
Loss on loan portfolio and write off of capitalised acquisition costs	197
Closure / redundancies costs (included in operating expenses)	13
Loan impairment provisions	16
	226
Write down of funds management assets and other co- investments	
Listed Macquarie-managed funds:	
— MCG	102
— MMG	82
— MCW	20
— MIC	41
— MOF	11
— MIIF	48
Real estate equity investments	37
US portfolios of ABS held as available for sale	48
Resources equity investments	32
Other equity co-investments investments (including Japan Airports, Spirit Finance)	263
	684
Loan impairment provisions	
Real estate loans	69
Other loan provisions including collective provision	76
	145
Impairments recognised on trading asset positions	
Other equity investments carried at fair value through P&L, including BrisConnections	67
CLO/CDO exposures held in trading portfolio	21
	88
Total	**1,143**
NPAT Impact	**395**

Asset impairment methodology

- Impairment consideration required by Accounting Standards at each reporting date when triggered by significant changes in market, economic or legal environment

Asset	Impairment Methodology
Co-investment in specialist funds & other equity investments	▪ **Listed investments:** Significant or prolonged decline in market value below carrying value is a trigger for impairment review. Associates written down to market price at balance date unless strong evidence of underlying asset value from recent comparable asset sales. ▪ **Unlisted investments:** Where underperformance is evident, underlying asset cash flows / valuation are reviewed. Write-down recognised unless strong evidence of underlying asset value from recent comparable asset sales.
Mortgages	▪ Loans in arrears individually assessed for impairment: — Aust: arrears[1] = 0.9%, most loans are fully mortgage insured — US: arrears[1] = 2.1%, majority of loans where LVR > 80% are mortgage insured — Canada: most loans are fully insured with underlying government support ▪ Collective provision maintained on total loan portfolio
Collateralised Debt & Loan Obligations, Asset Backed Securities	▪ Assessed individually for impairment based on holding the securities to maturity: — Asset Backed Securities (backed by pools of sub-prime and mid-prime mortgages): carrying value $US158m (64% of par value) — CDO/CLO's: carrying value $US196m (75% of par value) — No defaults to date

1. Arrears based on 90+ days past due at 30 September 2008

Infrastructure asset values demonstrating resilience

Date	Asset	Proportionate EV	Transaction Metrics
Oct 08	Brisbane Airport (12.4% interest)	$A490m	18.9x (historic) EV/EBITDA
Sep 08	London City Airport (50% interest)	£468m	25.5x (historic) EV/EBITDA
Sep 08	Chicago Midway Airport	$US2.5b	>28x (historic, normalised) EV/EBITDA
Sep 08	Belfast City Airport	£133m	24x (historic) EV/EBITDA
Sep 08	Lusoponte[1] (30.6% interest)	€208m	9.2% IRR
May / Sep 08	Pennsylvania Turnpike[2]	$US12.8b	10-11% estimated IRR

Carrying value of major funds reasonable when compared with recent transaction metrics

	Macquarie Airports	12.3x (historic) EV/EBITDA[3] based on MQG equity carrying value
	Macquarie Infrastructure Group	12.1% estimated IRR based on MQG equity carrying value

1. Sale remains subject to government and lenders' consent
2. Subsequently removed from sale
3. Excluding Copenhagen Airports net specific gains

Assets continue to perform well

- Macquarie Capital Funds' ten largest businesses[1] have experienced consistent improvement in operating performance
- Less than 4%[2] of the debt of all Macquarie Capital Funds' managed businesses requires refinancing in the next 12 months with 98%[6] of committed debt facilities held at the business level on a non-recourse basis[2]

		Acquisition date	1 year EBITDA Growth[3]	2 year EBITDA CAGR[3]	3 year EBITDA CAGR[3]
Thames Water	Utility (UK)	Dec 06	5%	10%	n/a
APRR	Toll road (France)	Feb 06	7%	10%	n/a
Arqiva[4]	Communications (UK)	Jan 05	9%	3%	n/a
Sydney Airport	Airport (Australia)	Jun 02	9%	10%	9%
407 ETR	Toll road (Canada)	Apr 02	15%	13%	13%
Airwave	Communications (UK)	Apr 07	23%	n/a	n/a
European Directories	Directories (Europe)	Jul 05	11%	5%	n/a
M6 Toll	Toll road (UK)	Sep 00	2%	14%	16%
Wales & West	Utility (UK)	Jun 05	98%[5]	19%[6]	n/a
Brussels Airport	Airport (Belgium)	Dec 04	11%	12%	13%

1 Based on proportionate Enterprise Value as at 30 June 2008, based on Macquarie-managed interest
2 As at 30 September 2008
3 Compound annual growth in EBITDA up to the year ending 30 June 2008. Figures based on management accounts and/or audited financial statements where available.
4 Arqiva acquired National Grid Wireless in April 2007. 1 year EBITDA growth figure has been restated to reflect the growth in the combined business from the year ending 30 June 2007 to the year ending 30 June 2008. 2 year EBITDA CAGR figure provided for Arqiva only
5 Large growth due to regulatory price increase in 2007
6 Compound annual growth in EBITDA for 2 year period ending 31 March 2008

MACQUARIE

Unlevered asset yields attractive relative to bonds and provide increasing cashflows

	Unlevered Asset yield (EBITDA / Adjusted EV)[1,2,3,4,5,6]	Nominal Bond[7] rates as at 30 September 2008	Real Bond[7] rates as at 30 September 2008	EBITDA growth rate for the 12 months to 30 June 2008 on pcp	EBITDA growth rate for the 3 months to 30 September 2008 on pcp
MIG	5.2%	4.1%	2.0%	8.3%	3.1%
407 ETR	3.8%	3.8%	2.3%	14.5%	6.6%
APRR	9.3%	4.0%	2.1%	7.6%	n/a[9]
MAp	8.1%	4.8%	2.1%	9.0%	7.1%
Sydney Airport	7.1%	5.4%	2.1%	8.5%	9.4%
Brussels Airport	10.3%	4.0%	2.1%	10.9%	5.2%
Copenhagen Airport	8.9%	4.3%	2.0%	8.3%	5.0%
Thames Water	10.9%	4.4%	1.3%	4.7%	5.6%
Real Estate					
MCW	8.0%	4.5%	2.1%	2.8%[8]	n/a[9]
MOF	8.1%	4.3%	2.2%	4.5%[8]	n/a[9]

1. Adjusted Enterprise Value (EV) for MIG and MAp based on proportionately consolidated net debt plus equity based on the relevant funds directors valuation, pro rata adjusted to MQG carrying value for MIG ($2.70 per security) and MAp ($2.55 per security), all as at 30 June 2008. 2. Adjusted EV for specific assets based on total net debt plus equity based on relevant funds directors valuation, pro rata adjusted to MQG carrying value for MIG ($2.70 per security) assets and MAp ($2.55 per security) assets all as at 30 June 2008, except Thames Water where no adjustment to the funds directors valuation has been made. APRR adjusted EV includes MIG's share of Eiffarie net debt 3. Unlevered adjusted enterprise value for MOF and MCW based on proportionately consolidated net debt plus equity based on MQG carrying value for MOF ($0.78 per unit) and MCW ($0.95 per unit) all at 30 September 2008 4. EBITDA (earnings before interest tax depreciation and amortisation) from assets for MIG and MAp for the 12 months to 30 June 2008 based on proportionate consolidation (MAp – Sydney, Brussels and Copenhagen only) as detailed in the published Management Information Report 5. EBITDA based on distributable earnings for MOF and MCW for FY08 eliminating non-cash items including unrealised gains and losses on property valuations and derivatives and deferred tax liabilities, straight lining of rentals, amortisation of tenant incentives, impairment of goodwill and profit on sale of investment properties. Interest expense adjustment on a look through basis. 6.EBITDA for the specific assets for the 12 months to 30 June 2008. 7. Nominal bond rates based on 10 year government bonds and stated on a proportionate basis for MIG, MAP, MCW and MOF. Real bond rates based on Government inflation linked bond yields (US & GBP 10 year, AUD & CAD 15 year, Euro France 9 year, Euro Germany 9 year used as a proxy for Denmark) and stated on a proportionate basis for MIG, MAp, MCW and MOF. Source: Datastream and Bloomberg. 8. NOI growth based on same store basis excluding properties under development 9.Quarterly EBITDA figures not disclosed.

Resilient operating performance

Infrastructure has demonstrated resilience to economic and political shocks

Passengers, GDP and Airfares



Relative Movement (Rebased to 100 at 1970)
1,200
1,000
800
600
400
200
-
1970 1973 1976 1979 1982 1985 1988 1991 1994 1997 2000 2003 2007
Oil Shocks (1974-76)
Recession (1980-82)
Recession + Gulf War (1990-92)
9/11, SARS + Iraq War (2001-03)
Passengers
Real Airfares
World GDP

Sources: International Civil Aviation Organization, Air Transport Association and IMF

Sydney Harbour Bridge and Tunnel Average Daily Traffic



Average Daily Traffic
300,000
250,000
200,000
150,000
100,000
50,000
-
1945 1949 1953 1957 1961 1965 1969 1973 1977 1981 1985 1989 1993 1997 2002 2007
Recession (1957-58)
Oil Shocks (1974-76)
Recession (1980-82)
Recession + Gulf War (1990-92)
9/11, SARS + Iraq War (2001-03)
Traffic

Sources: NSW Roads & Traffic Authority, NSW Government

Macquarie model

- **Managing for the long term**
  - **Client driven business**
    - Main business focus is providing products and services to clients
    - Trading businesses focussed on client transactions
    - Minimal proprietary trading
  - **Alignment of interests with shareholders, investors, staff**
    - Alignment through co-investment by Macquarie Group and staff
    - Performance driven remuneration
  - **Conservative approach to risk management**
    - Conservative capital and funding profiles
  - **Incremental growth & evolution**
    - Significant portion of profit comes from businesses that did not exist 5 years ago
  - **Diversified by business and geography**
  - **An ability to anticipate and adapt to change**

History of sustained growth through the cycle



Profit ($Am)
120
100
80
60
40
20
0
0.8
0.6
0.4
0.2
0
1969
1970
1971
1972
1973
1974
1975
1976
Hill Samuel UK opens branch office in Sydney
$A floated
MBL established
First listed property trust
Enter stockbroking
Stock market crash
Chemical Australia Ltd acquired
London office opens
Boston Australia Ltd acquired
Global real estate crash
Security Pacific acquired
1977
1978
1979
1980
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992

Years ended 31 March

History of sustained growth through the cycle



Profit ($Am)
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Hills Motorway
Mortgage securitisation
MBL listed
Asian financial crisis
Russian debt crisis
BT Australia acquired
Dot com crash
9/11 US recession
Sydney Airport
SARS
ING acquired
Thames Water
Giuliani Capital
Orion Securities
CIT Systems Leasing
Group restructure
Significant market disruption
HALF YEAR
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
1H09

Years ended 31 March

Active across the business
Macquarie model - wholesale

Cash Equities (Macquarie Securities)

Australia:
- No. 1 market share in Australian cash equities[2]
- Turnover: $A167b[1] versus $A189b in prior half

Asia:
- No 2 Greenwich ranking Europe investors – Asian Equities
- No 3 Greenwich ranking US investors – Asian Equities
- Turnover: $A203b[1] versus $204b in prior half

Other regions:
- Growing presence in Canada, South Africa, US and Europe

Underwriting (Macquarie Capital)

- Australian equity and equity-linked deals $A2.4b[1] vs $A3.0b in prior half
- Growing Asian presence:
  - Ranked No. 1 for Hong Kong IPOs; No. 2 for Asia Pacific IPOs; No. 3 for Asia ex-Japan IPOs[3]
  - $US5.8b IPOs in Hong Kong and Shanghai of China Railway Construction Corp[4]
  - $US1.5b IPO of China South Locomotive and Rolling Stock Corp[5]

Advisory (Macquarie Capital)

- 164 transactions $A83b[1] vs 155 transactions $108b in prior half
- Major advisory transactions include:
  - BAA debt refinance
  - BUPA / MBF merger
  - Dyno Nobel defence on acquisition by Incitec Pivot
  - Senoko Power acquisition for Marubeni – led consortium
  - Acquisition of Waste Industries by MIP
  - AED Oil Joint Venture with Sinopec Group

Funds Management (Mac Cap Funds, Macquarie Funds Group)

Mac Cap Funds:
- Major Funds achieved closes during period:
  - MEIF 3
  - MIP 2
  - MSSITS
- Raising new equity: Macquarie State Bank of India Infrastructure Fund
- Close of MGPA Fund III with $A5.2b to invest in Asia and Europe

Macquarie Funds Group:
- Merger of three businesses to combine managed funds and structured products distribution teams; total AUM of $A45b

Balance Sheet (Treasury & Commodities, Macquarie Capital, Macquarie Securities)

Treasury & Commodities:
- Energy Markets now T&C's 3rd largest contributor, contributed only 5% in FY05
- Foreign Exchange: turnover of $A4.9 trillion[1] vs $A5.0 trillion in prior half
- Commodities OTC transactions – 133,000 transactions[1] vs 105,000 transactions in prior half (includes agriculture, power, gas & energy)
- Futures transactions – 9.1m transactions[1] vs 11.7m in prior half

Macquarie Capital:
- Recent equity commitments include Express Energy Services Inc, Rossignol, Central Queensland Mining Services and announcement of preferred bidder status for Port Mann/Highway 1[6] (Vancouver) and Irish Schools & Offices PPP

Macquarie Securities:
- No 1 market share in listed warrants in Australia, Singapore and Korea[7]
- Listed warrants turnover:
  - Asia: $A20.2b[1] versus $A35.7b in prior half
  - Australia: $A1.8b[1] versus $A2.3b in prior half

1. Half year to 30 Sept 2008. 2. Combined retail and institutional, financial year to date. 3. YTD (Source: Bloomberg). 4. H-share joint global coordinator, bookrunner and sponsor.
5. Joint global coordinator, joint bookrunner and joint lead manager. 6. A Macquarie-led consortium has been announced preferred bidder for right to design, build, operate, maintain and finance the Port Mann /Highway under a 40 yr concession. 7. At 30 Sept 2008.
8. Turnover = traded volume x premium

Active across the business
Macquarie model - retail

Banking and Financial Services

Private Wealth

- Australia's largest full service stock broking network
- ASX turnover (retail) of $A14.0b[1] vs $A17.2b in prior half
- Client numbers approximately 260,000
- Adviser numbers continue to grow – currently approx 430

Intermediary

- Client numbers approximately 590,000
- Extensive suite of administration solutions to assist adviser productivity (eg. COIN, Outplan, Olicc)
- Macquarie Wrap Solutions at $A21b
- Continued growth of Macquarie Life Insurance - rated No. 1 provider by Life Risk writers after only 2 years in market[2]

Funds Management

- Macquarie Cash Management Trust at $A16.1b
- Macquarie Pastoral Fund, over $A600m committed to date
- Macquarie Professional Series
- Macquarie Private Portfolio Mgt

Balance Sheet

- Total retail deposits up 71 per cent from March 2008:
  - Term Deposits (retail and business)
  - Cash XL
  - Macquarie Super and Pension Manager Cash Account
  - Macquarie Relationship Banking at call deposits
- Total retail client lending facilities for more than 140,000 clients
- 16,500 credit card facilities

1. Half year to 30 Sept 2008. 2. WH Taylor – Intermediary study 2008

Adapting – growth initiatives
Wholesale

Cash Equities
Macquarie Securities

- Reviewing several acquisition opportunities as competitors exit non-core activities
- Merged equities business providing more comprehensive client offering
- Continued build-out of US & European cash equities businesses
- Continued growth in Canada and South Africa
- Continued growth in market share of Asian cash equities business

Underwriting
Macquarie Capital

- Continued expansion into Asia, Middle East, North America and Europe

Advisory
Macquarie Capital

- Reviewing several acquisition opportunities as competitors exit non-core activities
- Large increase in activity expected in infrastructure globally as governments seek to stimulate economies
- Continued expansion into Asia, Middle East, North America and Europe – new offices in Stockholm, Mexico City and Dubai
- Co-sponsor of new US municipal and infrastructure bond insurer
- Most real estate businesses to integrate with Macquarie Capital

Funds Management
Mac Cap Funds
Macquarie Funds Group

Mac Cap Funds

- The largest and most successful global infrastructure asset management team
- Targeted new funds in emerging markets (e.g. India, Russia, China) and other unlisted funds
- Raising new distressed credit fund in US

Macquarie Funds Group:

- Newly formed group to provide comprehensive client offering
- Acquisition of remaining portions of US boutique funds - Four Corners and Globalis
- Launching second Clean Technology Fund following success of first fund

Balance Sheet
Treasury & Commodities
Macquarie Capital
Macquarie Securities

- Unprecedented opportunity for high return assets

Treasury & Commodities

- Reviewing several acquisition opportunities as competitors exit non-core activities
- Wet freight derivative services to shipping and freight industry
- Carbon trading initiatives
- Structured credit trading
- Expansion of US Futures business
- Growth of US/UK energy businesses

Macquarie Securities

- New team providing equity products to Middle East clients
- Expansion of derivatives business into India
- Expansion of arbitrage trading business globally

MACQUARIE

Adapting – growth initiatives
Retail

Banking and Financial Services

Private Wealth

- Growth in Asia – HK and Singapore private wealth offices opened
- Development of Religare JV in India
- Further development of direct Wealth Management and Banking model
- Increased distribution of integrated banking and wealth management solutions
- Strategic acquisitions
- Overall distribution capability continuing to increase

Intermediary

- Develop opportunities for Wrap in the UK
- New innovative insurance products for high net worth
- Delivering innovative payments/cards solutions using new technology
- Further expansion of suite of solutions for Self Managed Super Funds

Funds Management

- Continue to acquire agricultural properties for Macquarie Pastoral Fund in line with business diversification of investments
- Further Institutional client opportunities for Professional Series Managers

Macquarie Funds Group

- Building Asian retail distribution for MFG manufactured products
- Evaluating a number of offshore acquisition opportunities

Balance Sheet

- New deposit and cash products
- Newly launched Cash Management Account (from 28 Nov)
- Further expansion of direct banking opportunities will bring additional on-balance sheet deposits

MACQUARIE

Adapting – balance sheet initiatives

- Exiting or winding back least profitable and competitive businesses impacted by higher funding costs
- Initiatives already announced:
  - March 2008: wind-back of Australian mortgages
  - September 2008: announced intention to sell Investment Lending business
  - October 2008: announced sale of Italian mortgages portfolio & some Asian real estate assets
- A range of initiatives underway across other businesses – expect completion of most by 31 March 2009
- Expected financial impacts:
  - Funded asset reduction of approximately $A15b
  - Minimal initial impact on profitability
  - Providing scope for future more profitable investments over the medium-term

Diversified income
Operating income by source


Operating income of $A4,012m (excluding loan provisions and impairment write-downs)
12%
10%
16%
7%
10%
15%
13%
17%


Operating income of $A2,970m (including loan provisions and impairment write-downs)
17%
13%
11%
10%
14%
7%
17%
11%

- Lending, leasing and margin related income
- Institutional and retail cash equities
- Commodities, resources and foreign exchange
- Equity derivatives
- Asset and equity investments
- Specialist funds (includes base and performance fees, M&A advisory and underwriting and asset sales)
- Third party M&A and advisory income
- Securities funds management and administration

Diversified by region

International income[1] 49% of total

Total staff over 13,800; international staff 43% of total

EUROPE, MIDDLE EAST & AFRICA[3]
Income: $A563m
(22% of total)

ASIA PACIFIC
Income: $A483m
(19% of total)

AMERICAS
Income: $A210m
(8% of total)


Tokyo
Taipei
Hsinchu
Jakarta
Perth
Sunshine Coast
Brisbane
Newcastle
Sydney
Canberra
Auckland
Wellington
Christchurch
Seattle
San Francisco
San Jose
Irvine
Los Angeles
Carlsbad
Boston
New York
Miami

AUSTRALIA
Income: $A1,324m
(51% of total)

1. Income for half year to 30 September 2008. Income in each region excludes earnings on capital and other corporate items. 2. Staff numbers at 30 September 2008. 3.Excludes staff in Macquarie First South joint venture 4. Mexico office due to open December 2008. 5. Stockholm office opened October 2008. 6.Staff seconded to joint venturer not included in official headcount (Moscow: Macquarie Renaissance, Savannah: Medallist)

Consistently strong capital base

- Well capitalised – surplus over minimum regulatory requirements of $A3.3b
- Raised capital in 2006 and 2007 ahead of market turmoil



$Ab
12
10
8
6
4
2
0
CPS
MIS
MIPS
Core equity
$A3.7b
$A4.8b
$A7.2b
$A9.3b
$A10.3b
2005
2006
2007
2008
1H09
Pre-restructure: Tier 1 regulatory capital (Basel I)
Post-restructure: Eligible regulatory capital (Basel II)

Strong funding and balance sheet position

- **Cash and liquid assets** of $A26.3b exceed short-term wholesale issued paper of $A18.9b
- **Well matched balance sheet** (refer slide 30)
- **Conservative gearing** (refer slides 57-58)
- **Increased deposits** from $A13.2b at 31 March 2008 to $A16.7b at 30 September 2008
- **Term funding raised** since 31 March 2008 of $A7.8b
- **Balance sheet initiatives underway** to reduce funded assets which have been affected by higher cost of funding. Anticipate minimal impact to Group profitability
- **Capital of $A10.3b**, which is $A3.3b in excess of the Group's minimum capital requirement

Well matched balance sheet
30 September 2008

- Term funding maturing beyond 1 year exceeds term assets.
- In addition, Macquarie has access to $A1.7b of term credit and warehouse facilities which remain available and undrawn



$Ab
80
70
60
50
40
30
20
10
0
ST wholesale issued paper (25%)
Other debt[1] maturing in the next 12 months (14%)
Deposits (22%)
Debt maturing beyond 12 months (23%)
Loan capital
Hybrid
Equity (12%)
Term funding $A31.9b (incl. undrawn)
Cash and liquid assets (34%)
Trading assets (12%)
Loan assets < 1 year (17%)
Loan assets > 1 year (24%)
Equity investments[2] (9%)
Term assets $A27.9b
Assets held for sale
Debt investment securities
PPE & intangibles
Funding sources
Funded assets

1. Includes Structured Notes, Secured Funding, Bonds, Other Bank Loans maturing within the next 12 months and Net Trade Creditors
2. This represents the Group's co-investment in specialist funds and equity investments. (Refer to slide 45-47)

Improved term funding profile

- Excluding equity, the weighted average term to maturity increased from 3.5 years at 31 March 2008 to 3.6 years at 30 September 2008



$Ab
14
12
10
8
6
4
2
0
Term Funding
31 March 2008
30 September 2008
1-2 yrs
2-3 yrs
3-4 yrs
4-5 yrs
>5 yrs

Outlook – operating groups

Refer to Appendix C for further detail

- **Macquarie Capital:**
  - — Reasonable pipeline, though challenging markets reducing the number of successful transactions and increasing time to completion (see Appendix C for mandates awarded post 30 Sept 08)
  - — Expect growth in medium term but short-term conditions remain challenging
  - — Mac Cap Fund assets performing in line with expectations
  - — Expect FY09 to be well down on pcp
- **Macquarie Securities:**
  - — October turmoil has resulted in substantially lower volumes across the business
  - — Expect conditions in global equity markets to remain challenging during remainder of FY09
  - — Expect 2H09 and FY09 to be down on pcp
- **Treasury and Commodities:**
  - — Expect FY09 result to be slightly down on strong pcp, subject to market conditions globally
  - — Expect continued volatility to benefit most businesses

Outlook – operating groups

Refer to Appendix C for further detail

- **Banking and Financial Services:**
  - — Expect 2H09 to be up on 1H09
  - — Expect FY09 result to be down on pcp
- **Macquarie Funds Group:**
  - — Expect market conditions for second half to remain volatile
  - — Expect investors to remain cautious
  - — Expect lower base fees in FY09 due to lower AUM
  - — Expect FY09 to be well down on pcp which included Macquarie IMM realisation
- **Real Estate:**
  - — Exceptionally challenging environment
  - — Macquarie Goodman Asia sale completed October 2008
  - — Macquarie Prime REIT conditional sale transacted October 2008
  - — Most REG activities to become part of Macquarie Capital from 1 January 2009

Outlook

- Conditions have continued to deteriorate since our last update (AGM, July 08) and significantly from mid-September
- We continue to maintain a cautious stance with a conservative approach to funding and capital
- Unprecedented market conditions make short-term forecasting extremely difficult
- Currently expect 2H09 result to be broadly in line with 1H09 but final result will be subject to a number of significant swing factors:
  - We expect continuing challenging market conditions, albeit not as bad as those in the immediate aftermath of Lehman's insolvency
  - Completion rate of transactions
  - Asset realisations
  - Asset prices
    (Guidance assumes write-downs on listed funds to current market prices (approx. $A400m gross, $A130m NPAT) and no write-backs)
- Our operating groups are well placed over the medium-term
- We remain
  - Profitable
  - Well funded
  - Well capitalised
  - Conservatively geared

MACQUARIE

2. RESULT ANALYSIS AND FINANCIAL MANAGEMENT



Greg Ward –
Chief Financial Officer

Macquarie Group Limited
Result Announcement for the half year ended 30 September 2008
18 November 2008 – Presentation to Investors and Analysts

Key drivers of half

- Unprecedented global market disruption over the course of the half
- Most operating group results lower than record results achieved in exceptional pcp
- Reasonable corporate finance and advisory deal flow
- Record volumes in foreign exchange, good volumes in commodity related businesses
- Good first quarter contribution from seasonal European equities related business
- Good contribution from base fees; performance fees up on pcp
- Significant profit share provision decline on pcp reflecting lower NPAT and ROE
- Conservative levels of capital and liquidity
- Increased funding costs
- Significant write downs:
  - Write-downs of funds management assets and other co-investment holdings ($A684m)
  - Italian mortgages portfolio sold post balance date, fully provided ($A197m)
  - Loan impairment provisions ($A145m)
  - Impairments recognised on trading asset positions ($A88m)

Income Statement

	Sep 2008 $Am	Mar 2008 $Am	Sep 2007 $Am	*Sep 2007 Movement*	Key drivers
Net interest income	520	294	523	*(1)%*	▪ Loan product rates increased to offset funding cost increase
Fee & commission income	2,155	2,167	2,478	*(13%)*	▪ Good M&A deal flow; EUM down 5%; brokerage in line
Trading income	722	992	843	*(14%)*	▪ Market conditions impacting equities volumes; good FX & commodity volumes
Asset & equity investment income	479	415	844	*(43%)*	▪ Asset sales down on pcp
Other income	136	155	65	*109%*	▪ Good operating lease income contribution
Write downs / provisions	(829)	(485)	(43)	*n/a*	▪ Refer slide 12
Mortgages Italy[1]	(213)	-	-	*n/a*	▪ Impairment charge for loss on sale of portfolio in Oct 08
Total operating income	**2,970**	**3,538**	**4,710**	*(37%)*	
Total operating expenses	(2,243)	(2,706)	(3,337)	*(33%)*	▪ Lower profit share
Net profit before tax and minorities	**727**	**832**	**1,373**	*(47%)*	
Income tax expense	(79)	(44)	(273)	*(71%)*	
Minority interests	(44)	(45)	(40)	*10%*	
Net profit after tax	**604**	**743**	**1,060**	*(43%)*	
Expense to income ratio	75.5%	76.5%	70.8%		
Compensation ratio	40.1%	45.8%	47.9%		

1. Includes $A16m of loan impairment provisions. Excludes $A13m of restructuring and redundancy costs included in operating expenses.

Net profit contribution by operating group

	Sep 2008 $Am	Mar 2008 $Am	Sep 2007 $Am	*Sep 2007 Movement*
Macquarie Capital	896	819	1,559	*(43%)*
Macquarie Securities	443	512	705	*(37%)*
Treasury & Commodities	317	342	282	*12%*
Banking & Financial Services[1] (excluding Mortgages Italy)	109	103	153	*(29%)*
Macquarie Funds	35	98	209	*(83%)*
Real Estate	(63)	94	125	*(150%)*
Profit contribution[2] (excluding Mortgages Italy and write downs on co-investments)	**1,737**	**1,968**	**3,033**	*(43%)*
Mortgages Italy[3]	(272)	(10)	(6)	*n/a*
Write downs on co-investments	(684)	(386)	(34)	*n/a*
Net profit contribution by operating group[2]	**781**	**1,572**	**2,993**	*(74%)*
Corporate[4]	(177)	(829)	(1,933)	*(91%)*
Net profit after tax	**604**	**743**	**1,060**	*(43%)*

1. Banking and Financial Services result shown excluding contribution from Mortgages Italy business for each half year period.
2. The profit contribution by operating group includes income from external customers and transactions with other operating groups, direct operating costs (e.g. salaries & wages, occupancy costs and other direct operating costs), internal management charges, and excludes certain corporate costs not recharged to operating businesses. The amounts are before income tax.
3. Contribution from Mortgages Italy business for each half year period. September 2008 includes loss on sale of portfolio and capitalised acquisition costs $A197m, restructuring and redundancy costs of $A13m, loan provisions of $A16m, operating losses of $A10m and associated internal tax effect of $A36m which is eliminated on consolidation in the Group's statutory P&L.
4. Includes Group Treasury, Head Office and central support functions. Costs within Corporate include unallocated Head Office costs, employment related costs, earnings on capital, non-trading derivative volatility, income tax expense and amounts attributable to minority interests. Write downs on co-investments in the Corporate segment are reflected in "Write downs on co-investments" above.

Macquarie Capital
Result

Refer to Appendix C for further detail

	Sep 2008 $Am	Mar 2008 $Am	Sep 2007 $Am
Net interest income / (expense)[1]	(120)	(111)	(77)
Funds management income:			
– base fees	243	250	257
– performance fees	210	185	122
M&A, advisory and underwriting income	567	538	850
Other fee income	33	(18)	54
Asset and equity investment income	328	230	563
Operating lease income	85	67	34
Internal revenue[2]	145	157	177
Other income / (expense)	(47)	1	2
Write downs / provisions	(28)	(14)	(13)
Total income	**1,416**	**1,285**	**1,969**
Total expenses	(520)	(466)	(410)
Profit contribution[3] (before write downs on co-investments)	**896**	**819**	**1,559**
Write downs on co-investments	(548)	(78)	(1)
Net profit contribution[3]	**348**	**741**	**1,558**
EUM ($Ab)	53	55	56
AUM ($Ab)	148	138	126
Staff numbers	3,203	2,939	2,413

- Significant contribution despite extremely challenging market conditions. Well down on record pcp
- Base fees down 5% on pcp
  - EUM $A53b – 5% down on pcp reflecting recent listed market declines
  - $A2.8b in new capital raisings by Macquarie and its managed funds and consortia
- Performance fees: MAG, DUET, managed assets
- Significant advisory deals completed: BrisConnections IPO, BAA debt refinance, BUPA/MBF merger, Dyno Nobel acquisition by Incitec Pivot
- Asset sales: Longview oil & gas assets, Red Bee Media, wind farms, positions in Dyno Nobel and Boart Longyear
- Write downs / provisions during the half included:
  - MCG, MIIF, MIC, MMG and other co-investments (Japan Airports, Spirit Finance): ($A476m)
  - US portfolios of ABS held as available for sale: ($A48m)
  - BrisConnections holding: ($A27m)[4]
  - Other equity investments: ($A24m)
  - Loans and receivables: ($A28m)

1 Includes internal net interest expense and transfer pricing on funding provided by Group Treasury that is eliminated on consolidation in the Group's statutory P&L.
2 Internal revenue allocations are eliminated on consolidation in the Group's statutory P&L.
3 Management accounting profit before unallocated corporate costs, profit share and income tax.
4 BrisConnections is reported as Other Financial Assets at Fair Value Through P&L. The write down is treated as trading income in the statutory P&L, which is included in "Other income / expense" in the table above.

Macquarie Securities Group
Result

Refer to Appendix C for further detail

	Sep 2008 $Am	Mar 2008 $Am	Sep 2007 $Am
Net interest income / (expense)[1]	52	(214)	24
Brokerage and commission income	407	446	421
Other fee income	65	114	65
Equity products income	414	525	553
Internal revenue[2]	9	185	35
Other income	6	6	7
Total income	**953**	**1,062**	**1,105**
Brokerage & commission expenses	(146)	(223)	(137)
Other expenses	(364)	(327)	(263)
Total expenses	(510)	(550)	(400)
Profit contribution[3]	**443**	**512**	**705**
Staff numbers	1,777	1,596	1,319

- Result down in weaker equity markets
- Brokerage, commission and other fee income – slightly down on strong pcp:
  - Secondary market revenues 5% down on pcp
  - Good contribution to brokerage revenue from Canada (acquired Dec 2007)
  - Good growth in South African business
  - US and European build out continues ahead of plan
  - Australian business maintained No. 1 market share position[4]
- Equity products income – 25% down on pcp:
  - Lower demand for equity linked products and volatile market conditions impacted hedging efficiency
  - Lower listed product volumes across all markets, however market shares remain strong
  - Asian access product volumes lower
  - European equity finance volumes down on pcp

1 Includes internal net interest expense and transfer pricing on funding provided by Group Treasury that is eliminated on consolidation in the Group's statutory P&L.
2 Internal revenue allocations are eliminated on consolidation in the Group's statutory P&L.
3 Management accounting profit before unallocated corporate costs, profit share and income tax.
4 Institutional and retail market share financial year to date.

Treasury and Commodities Group
Result

Refer to Appendix C for further detail

	Sep 2008 $Am	Mar 2008 $Am	Sep 2007 $Am
Net interest income / (expense)[1]	(26)	(80)	(4)
Fee and commission income	67	98	62
Commodities trading income	178	263	130
FX trading income	175	156	102
Interest rate trading income	20	23	70
Asset sales	50	24	-
Other asset and equity investment income	43	72	34
Internal revenue[2]	37	51	44
Other income	8	11	5
Write downs / provisions	(12)	(65)	33
Total income	**540**	**553**	**476**
Total expenses	(223)	(211)	(194)
Profit contribution[3] (before write downs on co-investments)	**317**	**342**	**282**
Write downs on co-investments	(32)	(21)	(1)
Net profit contribution[3]	**285**	**321**	**281**
Staff numbers	677	611	590

- Good contribution with commodity and foreign exchange markets volatility key driver of result
- Commodities trading result driven by market volatility and good volumes with:
  - growth of coal related products
  - solid contributions from energy OTC products, US natural gas and US electricity businesses
- FX trading result driven by volatile currency markets and increased customer demand
- Interest rate trading positive contribution in difficult market conditions offset by CLO/CDO portfolio write down of ($A21m)[4]
- Positive contribution from sale of oil and gas interests
- Provisions during the half include:
  - Resources equity co-investments: ($A32m)
  - Net loan provisions: ($A12m)

1 Includes internal net interest expense and transfer pricing on funding provided by Group Treasury that is eliminated on consolidation in the Group's statutory P&L.
2 Internal revenue allocations are eliminated on consolidation in the Group's statutory P&L.
3 Management accounting profit before unallocated corporate costs, profit share and income tax.
4 The CLO/CDO portfolio is reported as Trading Assets. The write down is treated as trading income in the Group's statutory P&L, which is included in "Interest rate trading income" in the table above.

Banking and Financial Services Group
Result

Refer to Appendix C for further detail

	Sep 2008 $Am	Mar 2008 $Am	Sep 2007 $Am
Net interest income[1]	196	158	166
Funds management income	120	129	118
Brokerage and commissions	118	122	134
Platform and other administration fee income	73	76	68
Banking, lending and securitisation fee income	33	26	30
Internal revenue[2]	8	7	-
Other income	30	58	60
Write downs / provisions	(35)	(18)	(4)
Total income	**543**	**558**	**572**
Total expenses	(434)	(455)	(419)
Profit contribution[3] (excl. Mortgages Italy and write downs on co-investments)	**109**	**103**	**153**
Mortgages Italy[4]	(272)	(10)	(6)
Write downs on co-investments	(11)	(3)	-
Net profit contribution[3]	**(174)**	**90**	**147**
AUM[5] ($Ab)	21	23	24
FUM / FUA[6] ($Ab)	106	114	121
Staff numbers	2,779	3,058	2,689

- Retail deposits up 71% from March 2008
- CMT down 9% from Mar 2008 to $A16.1b - client numbers up by more than 10,000
- Macquarie Full Service Broking remains No. 1 full service retail stockbroker[7] in Australia. Adviser numbers continue to grow – currently approx 430
- Challenging credit and equity markets impacting volumes and margins
- *Investment lending book down 12% from Mar 2008*
- Wrap FUA down 7% from Mar 2008 at $A21.0b
  - Good inflows offset by negative market movements
  - Total client numbers up by 4%
- Provisions during the half included:
  - BrisConnections holding: ($A20m)[8]
  - Other equity co-investments: ($A11m)
- Italian mortgages: loss on sale, closure costs and operating loss total impact of $A272m
- Total expenses in line with headcount movements

1 Includes internal net interest expense and transfer pricing on funding provided by Group Treasury that is eliminated on consolidation in the Group's statutory P&L.
2 Internal revenue allocations are eliminated on consolidation in the Group's statutory P&L.
3 Management accounting profit before unallocated corporate costs, profit share and income tax.
4 Includes internal tax effect of $A36m that is eliminated on consolidation in the Group's statutory P&L.
5 The Macquarie CMT, reported in AUM above, is a BFS marketed product that is managed by MFG.
6 Funds under management / advice/ administration ("FUM / FUA") includes AUM, funds on BFS platforms (eg. Wrap FUA), total loan & deposit portfolios, client CHESS holdings and funds under advice (eg. Macquarie Private Bank).
7 Based on market share and trading volumes.
8 BrisConnections is reported as Other Financial Assets at Fair Value Through P&L. The write down is treated as trading income in the Group's statutory P&L, which is included in "Other income" above.

Macquarie Funds Group
Result

Refer to Appendix C for further detail

	Sep 2008 $Am	Mar 2008 $Am	Sep 2007 $Am
Net interest income[1]	32	35	35
Funds management income:			
– base fees	66	78	80
– performance fees	8	25	20
Fee and commission income	71	44	67
Asset and equity investment income	3	(6)	111
Internal revenue[2]	1	11	31
Other income	-	27	20
Write downs / provisions	-	-	(2)
Total income	**181**	**214**	**362**
Brokerage & commission expenses	(45)	(30)	(57)
Other expenses	(101)	(86)	(96)
Total expenses	(146)	(116)	(153)
Profit contribution[3]	**35**	**98**	**209**
AUM[4] ($Ab)	45	47	56
Staff numbers	572	496	395

- Result impacted by challenging market conditions - well down on strong pcp which included profit on sale of Macquarie-IMM (59% down on pcp excluding IMM)
- Reduction in AUM due to redemptions from Asian retail investors and decreasing equity values impacting base management fees
- *Substantially lower contribution from seed* investments and performance fee products due to adverse affects of market volatility
- Fee income generally stronger in first half with current period impacted by inclusion of German distribution business
- Increased funding costs impacted interest margin on retail loan books

1 Includes internal net interest expense and transfer pricing on funding provided by Group Treasury that is eliminated on consolidation in the Group's statutory P&L.
2 Internal revenue allocations are eliminated on consolidation in the Group's statutory P&L.
3 Management accounting profit before unallocated corporate costs, profit share and income tax.
4 AUM does not include the Macquarie CMT ($16.1b at 30 Sep 2008) which is a product marketed by BFS and managed by MFG.

Real Estate Group
Result

Refer to Appendix C for further detail

	Sep 2008 $Am	Mar 2008 $Am	Sep 2007 $Am
Net interest income / (expense)[1]	(31)	4	(1)
Funds management: – base fees	25	26	22
– performance fees	1	5	26
Advisory fee income	20	11	21
Other fee income	15	23	26
Asset and equity investment income	48	103	125
Internal revenue[2]	18	12	6
Other income	8	17	12
Write downs / provisions	(69)	(1)	(13)
Total income	**35**	**200**	**224**
Total expenses	(98)	(106)	(99)
Profit contribution[3] (before write downs on co-investments)	**(63)**	**94**	**125**
Write down on co-investments	(69)	(299)	(1)
Net profit contribution[3]	**(132)**	**(205)**	**124**
AUM ($b)	26	24	19
Staff numbers	606	605	527

- Difficult market conditions have resulted in further write downs / provisions including:
  - — MCW,MOF: ($A31m)
  - — Real estate equity investments ($A37m)
  - — Real estate loans ($A69m)
- Increased funding costs associated with our real estate co-investment holdings resulted in higher interest expense; loan portfolio reduction of 14% on pcp to $A1.2b resulted in lower interest income
- MGPA Fund III closed with $US5.2b to invest in Asia and Europe, generating capital raising fees for Macquarie.
- Decrease in other fee income due to significantly reduced transaction activity across all real estate markets.
- Assets and equity investment income down due to lower level of asset realisations (pcp included sale of Macquarie ProLogis Trust Management).

1 Includes internal net interest expense and transfer pricing on funding provided by Group Treasury that is eliminated on consolidation in the Group's statutory P&L.
2 Internal revenue allocations are eliminated on consolidation in the Group's statutory P&L. m
3 Management accounting profit before unallocated corporate costs, profit share and income tax.

Investments of $A6.7b

- Substantial co-investments held in Macquarie-managed funds and listed fund managers: $A3.8b at 30 September 2008
  - — Listed funds and listed fund managers: $A2.7b
  - — Unlisted funds: $A1.1b
- $A2.9b of other investments, no material concerns with carrying value
- Increase since March 2008 due to a number of strategic acquisitions and increased holdings in Macquarie-managed funds including MIG, net of write-downs



$Ab
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Mar 08
Sep 08
Transport, industrial and infrastructure
Telecommunications, Internet, Media and Entertainment
Real Estate
Debt investment entities
Finance, investment, funds management and exchanges
Energy and resources
Other Macquarie managed funds
Macquarie Real Estate managed funds - Unlisted
Macquarie Real Estate managed funds - Listed
Macquarie Capital managed funds - Unlisted
Macquarie Capital managed funds - Listed

Equity investments shown here include those investments that are not currently classified as Held for Sale. Equity investments include investments in Macquarie-managed funds and other investments held for strategic reasons. Some investments will become classified as Held for Sale when it is highly probable that the asset will be sold in the subsequent 12 months.

Investments of $A6.7b



$Ab
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0

Transport, industrial and infrastructure	Includes investment in Japan Airport. Underlying operating businesses operating well. Some impairment charges taken
Telecommunications, Internet, Media and Entertainment	Includes investment in European Directories. Underlying operating businesses performing well
Real Estate	Represents property and JV investments/loans. Includes investments in Spirit Finance and Macquarie Goodman Asia. Some impairment charges taken at 30 September as appropriate. Macquarie Goodman Asia sale to Goodman Group post 30 September
Debt investment entities	Largely relates to holding in Diversified CMBS Investments Inc. Underlying investments are commercial mortgage-backed securities that are highly rated, some impairment recognised.
Finance, investment, funds management and exchanges	Significant investments include Macquarie AirFinance (GATX), Macquarie Goodman Japan Limited (J-Rep) and MGPA. Includes investments in exchange seats – ASX, Korea, Tokyo, Chicago. Underlying businesses operating well. Investment in J-REP represents net asset value
Energy and resources	Impairment charges recognised at 30 September. No material concern with carrying value
Other Macquarie managed funds	Mainly includes investments that hedge employee liabilities – no exposure to MQG
[illegible]	Minimal holdings, no material concern with carrying value. See table on next page
Macquarie Real Estate managed funds - Listed	Underlying assets performing well. However, given significant price falls, significant impairment provisions recognised at 30 September
Macquarie Capital managed funds - Unlisted	Includes investments in MAIP, MEIF funds, MIP funds. Underlying businesses performing well.
Macquarie Capital managed funds - Listed	See table on next page

Equity investments shown here include those investments that are not currently classified as Held for Sale. Equity investments include investments in Macquarie-managed funds and other investments held for strategic reasons. Some investments will become classified as Held for Sale when it is highly probable that the asset will be sold in the subsequent 12 months.

Positions in listed co-investment funds / fund managers at 30 September 2008

	Book value $Am	Market value $Am	Unrealised gain/(loss) $Am	
DUET Group (DUE)	27	22	(5)	
Macquarie Airports (MAp)	893	960	67	
Macquarie Communications Infrastructure Group (MCG)	242	242	-	
Macquarie Infrastructure Company (NYSE listed)	53	53	-	
Macquarie Infrastructure Group (MIG)[1]	854	733	(121)	Supported by recent asset sales
Macquarie International Infrastructure Fund (SGX listed)	42	42	-	
Macquarie Korea Infrastructure Fund (KRX listed)	59	71	12	
Macquarie Media Group	126	126	-	
Total Macquarie Capital	**2,296**	**2,249**	**(47)**	
Macquarie CountryWide (MCW)	138	138	-	
Macquarie Office Trust (MOF)	108	108	-	
Macquarie Leisure Trust (MLE)	19	19	-	
Macquarie DDR Trust (MDT)	7	5	(2)	
Macquarie Central Office CR-REIT (KRX listed)	36	32	(4)	
J-REP Co Ltd (TSE listed real estate funds manager)	112	43	(69)	Represents net asset value; GMG have indicated interest
Total Real Estate	**420**	**345**	**(75)**	
Total	**2,716**	**2,594**	**(122)**	

Diverse well secured loan asset portfolio

Loan category	Sep 2008 $Ab	
Mortgages		Secured by residential mortgages and supported by mortgage insurance
- Australia	1.8	— Aust: arrears[1] = 0.9%, most loans are fully mortgage insured
- US	1.2	— US: arrears[1] = 2.1%, majority of loans where LVR > 80% are mortgage insured
- Canada	3.7	— Canada: most loans are fully insured with underlying government support
- Italy	1.9	— Italy portfolio sold in October 2008
Margin loans	2.9	Loans provided with conservative LVR set on individual listed equity security; full recourse to listed equity securities
Structured investment loans	6.0	Retail loans to invest in various investment funds. Secured by investments with value protected by capital guarantees at maturity
Banking loans	3.4	Includes relationship managed loan portfolio ($1.4b), loans secured by real estate property ($1.4b) and consumer lending portfolios ($0.6b). All secured largely by real estate, some working capital advances.
Real estate loans	1.5	Loans secured against real estate assets, subject to regular independent valuations
Debt markets warehouses	1.2	Fully secured loans with contractual maturity no greater than 12 months. Secured by residential mortgages, car loans and other receivables
Commodity loans	1.7	Loans primarily to the resources sector that are secured by the underlying assets. Secured by gold, base metals and oil resources and supported by price hedging
Leasing business	3.6	Secured by underlying leased assets (motor vehicles and specialised equipment), diversified portfolio by geography and security asset class.
Other lending	2.0	Diversified secured lending, subject to regular recoverability review. Secured by diverse range of corporate assets and other securities
Total loan assets[2]	**30.9**	

1. Arrears based on 90+ days past due at 30 September 2008
2. Per the funded balance sheet (refer slide 53), net of specific & collective provisions of $A0.4b

Expenses

- Expenses down 33% on pcp driven by significantly lower profit share (employment expenses down 48%)
- Headcount growth slowed significantly over the period
- Expense to income ratio 75.5% (March 2008: 76.5%; Sep 2007: 70.8%)
- Compensation ratio 40.1% (March 2008: 45.8%; Sep 2007: 47.9%)



$Am
3,500
3,000
2,500
2,000
1,500
1,000
500
0
'Sep 07
'Mar 08
'Sep 08
Other
Non-salary technology
Occupancy
Brokerage & commisions
Employment

Taxation

	Sep 08 %	Mar 08 %	Sep 07 %
Corporate tax rate	**30.0**	**30.0**	**30.0**
Rate differential on offshore income	(17.3)	(19.9)	(11.0)
Non-deductible distribution paid/provided on MIS	0.8	0.7	0.4
Non-deductible options expense	2.8	2.5	1.4
Other	(4.7)	(7.7)	(0.3)
Effective tax rate	**11.6**	**5.6**	**20.5**

- Permanent differences have been relatively stable, however lower income due to write-offs in current period has reduced the effective tax rate compared with pcp

MACQUARIE

FINANCIAL MANAGEMENT



Greg Ward –
Chief Financial Officer

Macquarie Group Limited

Result Announcement for the half year ended 30 September 2008

18 November 2008 – Presentation to Investors and Analysts

Funded balance sheet reconciliation

- The Group's statutory balance sheet is prepared based on generally accepted accounting principles which do not represent actual funding requirements
- A funded balance sheet reconciliation has been prepared to reconcile the reported assets of the consolidated Group to the assets that require funding

	30 Sep 2008 $Ab
Total assets per Statutory Balance Sheet	**167.4**
Deductions:	
Self funded trading assets	(28.3)
Derivative revaluation accounting gross ups	(21.9)
Life investment contracts and segregated assets	(7.6)
Broker settlement balances	(6.3)
Working capital assets	(4.6)
Less non-recourse assets:	
Securitised assets and non-recourse warehouses	(22.3)
Total assets per Funded Balance Sheet	**76.4**

- Refer to Appendix A for further details on these reconciling items

MACQUARIE

Funded balance sheet
30 September 2008

	31 Mar 2008 $Ab	30 Sept 2008 $Ab
Funding sources		
Wholesale issued paper:		
Negotiable certificates of deposit	12.2	11.6
Commercial paper	7.6	7.3
Net trade creditors	0.9	0.7
Structured notes	6.0	6.1
Secured funding	8.2	8.6
Bonds	8.1	5.2
Other bank loans	0.3	0.6
Senior credit facility[1]	4.9	6.6
Deposits	13.2	16.7
Loan capital[2]	2.3	2.7
Equity and hybrid[3]	10.0	10.3
Total funding sources	**73.7**	**76.4**
Funded assets		
Cash and liquid assets	20.8	26.3
Net trading assets	12.2	9.5
Loan assets < 1 year	12.5	12.7
Loan assets > 1 year	17.6	18.2
Assets held for sale	0.8	0.8
Debt investment securities	2.6	1.1
Co-investment in specialist funds and equity investments	6.3	6.8
Property, plant & equipment and intangibles	0.9	1.0
Total funded assets	**73.7**	**76.4**

$A27.9b (Loan assets > 1 year through Property, plant & equipment and intangibles, 30 Sept 2008)

- Well diversified funding sources
- Cash and liquid assets exceed short-term wholesale issued paper
- Liquid assets are almost entirely repo eligible with central banks or very short dated
- Funded assets, excluding cash and liquid assets, reduced by $A2.8b since 31 March 2008
- Deposits increased by $A3.5b to $A16.7b since 31 March 2008
- MBL deposits and wholesale funding eligible for Australian government guarantee

1. The Senior Credit Facility is a $A9b facility of which $A2.4b remains undrawn
2. This includes Convertible Preference Securities
3. Equity includes ordinary capital and Macquarie Income Securities ($A0.4b). Hybrids include the Macquarie Income Preferred Securities of $A0.8b

Government guarantee

- On 12 October 2008, the Prime Minister announced a Government guarantee of the deposits and wholesale funding of Australian ADIs
- From 28 November 2008, deposits over $A1 million and wholesale funding will only be guaranteed if a fee is paid by the ADI to the Government
- MBL will make available the Government guarantees on all retail deposits until further notice
- MBL will offer both Government guaranteed and non-guaranteed products to our wholesale investor base

Balance Sheet Initiatives

- Good progress has been made on key initiatives totalling $A15b vs funded balance sheet (excluding cash) of $A50.1b at 30 Sept 2008
- $A4.0b of initiatives completed during Oct 2008. Sale of Italian mortgages and Real Estate investments, $A0.2b of warehousing leased assets and $A1.4b reduction in MSG trading assets.

Funded asset	Initiatives currently well advanced or completed	Pre 30 Sep	Post 30 Sep[1]	Total
Italian mortgages	▪ 31 Oct 08 completed sale of Italian Mortgage portfolio.	-	2.0	**2.0**
Margin Lending	▪ 26 Sep 08 announced intention to sell margin lending business. This sale process is ongoing	-	2.9	**2.9**
Warehousing of leasing businesses	▪ Established warehouse for a large proportion of the auto lease books, and in the process of warehousing equipment finance book.	-	1.1	**1.1**
MSG trading assets	▪ Selective reduction in low margin businesses that are more funding intensive	2.7	2.3	**5.0**
Mortgage warehousing	▪ External warehousing of Australian and Canadian mortgages.	0.9	-	**0.9**
Real Estate investments	▪ Sell down of various real estate investments: - Hong Kong assets of Macquarie Goodman Asia JV - 26% interest in Macquarie Prime REIT and 50% interest in the holding company of the REIT's manager and property manager.	-	0.4	**0.4**
Other initiatives	▪ Includes a number of initiatives across all business groups	0.3	2.4	**2.7**
Reduction in funding requirement		**3.9**	**11.1**	**15.0**

1. Book value as at 30 September 2008

Term funding profile

- Term funding (including undrawn facilities[1]) maturing beyond 1 year of $A31.9b exceeds term assets of $A27.9b
- Excluding equity, the weighted average term to maturity increased from 3.5 years at 31 March 2008 to 3.6 years at 30 September 2008



$Ab
14
12
10
8
6
4
2
0
Equity
Hybrid
Loan capital
Other undrawn credit facilities
Senior credit facility - undrawn
Senior credit facility - drawn
Other bank loans
Bonds
Secured funding
Structured notes
1-2 yrs
2-3 yrs
3-4 yrs
4-5 yrs
>5 yrs

At 30 September 2008. 1. Undrawn term facilities for the Group include $A1.3b undrawn on the Senior Credit Facility and $A0.4b on undrawn warehouse facilities

Balance sheet leverage ratio

As at 30 September 2008	Equity $Ab	Assets $Ab	Leverage Ratio
Based on IFRS Statutory Balance Sheet	10.3	167.4	16.3 x
Adjustments for comparability with US entities:			
SPEs [1]	-	(22.2)	
Derivatives [2]	-	(10.2)	
Adjusted[3] US GAAP Balance Sheet	**10.3**	**135.0**	**13.1 x**

1. Qualifying Special Purpose Entities under FAS 140 are specifically exempted from consolidation under FIN46(R)
2. The fair values of multiple derivative contracts executed with the same counterparty under a master netting arrangement are offset under FIN 39.
3. Adjusted for significant US GAAP differences

Macquarie is conservatively geared



Gross Leverage
Macquarie vs IFRS reporting financial institutions
Macquarie[1] vs USGAAP reporting financial institutions
50
40
30
20
10
0
Macquarie 16.3
Australian banks[2] 19.7
UK banks[3] 24.6
Other Euro banks[4] 41.5
Macquarie 13.1
US securities[5] 25.9
US banks[6] 14.3
Euro bank 35.7[7]
Macquarie
Australian banks
UK banks
Other European banks
Macquarie
US securities
US banks
European bank

Analysis includes major domestic and international banking and securities firms.

1. This represents Macquarie's leverage adjusted for the main differences between IFRS and USGAAP. Refer to previous slide for further details of these adjustments.

Gross Leverage = Most recently Reported Assets / Reported Shareholders' Funds. Leverage ratios are based on latest publicly available financial information as at 14 November 2008

2. Australian banks: ANZ, CBA, NAB, WBC. 3. UK banks: Barclays, HSBC, RBS, Standard Chartered. 4. Other European banks: Deutsche Bank, Dresdner, SocGen, UBS. 5. US Securities: Goldman Sachs, Lehman Brothers, Merrill Lynch, Morgan Stanley. 6. US banks: Bank of America, Citigroup, JPMorgan, Wachovia, Wells Fargo. 7. Credit Suisse

Regulatory capital position

Macquarie Group Limited – Regulatory Capital Position (30 Sept 2008)



Banking Group
Non-Banking Group
Capital Surplus
Minimum Regulatory Capital Requirement
Buffer for Volatility, Growth and Strategic Flexibility
Regulatory Capital Position as at 30 Sept 08
$0
$1
$2
$3
$4
$5
$6
$7
$8
$9
$10
$11
$Ab

- $A3.3b buffer of capital in excess of the Group's minimum capital requirements
- MBL capital ratios: Tier 1 11.0%, Total Capital 15.2%
- Refer Appendix B for detail

Changes in capital position since March 2008

Group (MGL)

- Capital surplus has remained stable
- Capital growth was approximately $A1.2b
  - — $A0.6b CPS issue
  - — $A0.6b through current year P&L and increased share capital (DRP and options)
- Offset by increased capital requirement
  - — Lower AUD
  - — Increased fund holdings (e.g. MIG) and Macquarie Capital principal deals
  - — Increased underwriting during period
  - — Increased MBL capital deductions

Banking Group (MBL)

- Tier 1 ratio has decreased from 12.4% as at 31 March 2008 to 11.0% as at 30 September 2008
- Much of the change due to internal restructures that don't materially affect group capital position
  - — Transfer of leasing assets to Bank
  - — Macquarie Funds Group restructure
- Increase in net deferred tax assets

Summary

- Notwithstanding difficult market conditions, Macquarie remains:
  - Profitable
  - Well funded
  - Well capitalised
  - Conservatively geared
- Further initiatives continue to reduce balance sheet

Macquarie Group Limited

Result Announcement for the half year ended 30 September 2008

Presentation to Investors and Analysts
18 November 2008



Nicholas Moore, Managing Director and Chief Executive Officer
Greg Ward, Chief Financial Officer

MACQUARIE

APPENDIX A
Additional information – Funding



Macquarie Group Limited

Result Announcement for the half year ended 30 September 2008

18 November 2008 – Presentation to Investors and Analysts

Group Funding Structure

- MGL and MBL are the Group's two primary external funding vehicles which have separate and distinct funding, capital and liquidity management arrangements
- MBL provides funding to the Bank Group and intra-group funding to MGL
- MGL provides funding predominantly to the Non-Bank Group



Debt
MACQUARIE GROUP LIMITED (MGL)
Equity
Debt & Equity
Intra-group Loan
Debt & Equity
Debt and Hybrid Equity
MACQUARIE BANK LIMITED (MBL)
Bank Group
Non-Bank Group

Funding for the Non-Bank Group
30 September 2008

	31 Mar 2008 $Ab	30 Sept 2008 $Ab
Funding sources		
MBL intra-group loan to MGL	8.8	6.3
Net trade creditors	0.7	0.5
Structured notes	-	0.1
Secured funding	1.1	1.5
Other bank loans	0.3	0.2
Deposits	0.2	0.2
Senior credit facility	4.9	6.6
Loan capital[1]	-	0.6
Equity	3.6	4.2
Total funding sources	**19.6**	**20.2**
Funded assets		
Cash and liquid assets	2.1	4.3
Non Banking Group deposit with MBL	5.8	6.2
Net trading assets	0.7	-
Loan assets < 1 year	1.0	1.0
Loan assets > 1 year	3.8	2.3
Assets held for sale	0.8	0.4
Debt investment securities	0.8	0.6
Co-investment in specialist funds and equity investments	3.9	4.6
Property, plant & equipment and intangibles	0.7	0.8
Total funded assets	**19.6**	**20.2**

- Non-Banking Group is predominantly term funded
- Term funding beyond 1 year (excluding equity) has a weighted average term to maturity of 3.1 years
- Non-Bank Group generates the majority of Macquarie Group's net profit
- MBL intra-group loan, which expires in December 2009, continues to be repaid in line with amortisation schedule.

Term funding (drawn and undrawn[2]) maturing beyond 1 year (including equity)



$Ab
7
6
5
4
3
2
1
0
Equity
Loan capital
Debt
Total = $A15.1b
1-2 yrs
2-3 yrs
3-4 yrs
4-5 yrs
> 5yrs

1. This includes Convertible Preference Securities
2. Undrawn term facilities for the Non-Bank include $A1.3b undrawn on the Senior Credit Facility

Funding for the Bank Group
30 September 2008

	31 Mar 2008 $Ab	30 Sept 2008 $Ab
Funding sources		
Negotiable certificates of deposit	12.2	11.6
Commercial paper	7.6	7.3
Net trade creditors	0.2	0.2
Structured notes	6.0	6.0
Secured funding	7.1	7.1
Bonds	8.1	5.2
Other bank loans	-	0.4
Deposits	13.0	16.5
Loan capital	2.3	2.1
Equity and hybrid[1]	6.4	6.1
Total funding sources	**62.9**	**62.5**
Funded assets		
Cash and liquid assets	18.7	22.0
Trading assets	11.4	9.5
Loan assets < 1 year	11.5	11.7
Loan assets > 1 year	13.8	15.9
Assets held for sale	-	0.4
Debt investment securities	1.9	0.5
MBL intra-group loan to MGL	8.8	6.3
Non-Banking Group deposit with MBL	(5.8)	(6.2)
Co-investment in specialist funds and equity investments	2.4	2.2
Property, plant & equipment and intangibles	0.2	0.2
Total funded assets	**62.9**	**62.5**

- Diversity of funding sources in the Bank Group
- Term funding beyond 1 year (excluding equity) has a weighted average term to maturity of 3.8 years
- Balance sheet initiatives underway to provide funding capacity for the Bank Group
- Macquarie Bank Limited is an authorised deposit-taking institution, and therefore eligible for the deposit and wholesale guarantees provided by the Australian Government.

Term funding (drawn and undrawn[2]) maturing beyond 1 year (including equity)



$Ab
10
9
8
7
6
5
4
3
2
1
0
Equity
Hybrids
Loan capital
Debt
Total = $A18.1b
1-2 yrs
2-3 yrs
3-4 yrs
4-5 yrs
>5 yrs

1. Equity includes ordinary capital and Macquarie Income Securities ($A0.4b). Hybrids include the Macquarie Income Preferred Securities of $A0.8 billion
2. Undrawn term facilities for the Bank include $A0.4b on undrawn warehouse facilities

Explanation of Funded Balance Sheet Reconciling Items

- **Self funded trading assets:** There are a number of entries on the balance sheet that arise from the normal course of trading activity we conduct on behalf of our clients. They typically represent both sides of a transaction. The entries off-set each other as both the bought and sold positions are recorded separately. Where these entries are matched, they do not require funding.

- **Derivative re-valuation accounting gross ups:** Macquarie's derivative activities are client driven with client positions hedged by off-setting positions. The derivatives are largely matched and this adjustment reflects that the matched positions do not require funding.

- **Life investment contracts and other segregated assets:** These represent the assets and liabilities that are recognised where we have products such as investment-linked policy contracts. The policy (contract) liability will be matched by assets held to the same amount and hence do not require funding.

- **Broker settlement balances:** At any particular time our broking business will have outstanding trades to settle with other brokers. These amounts (payables) can be offset in terms of funding by amounts that we are owed at the same time by brokers on other trades (receivables).

- **Short term working capital assets:** As with the broker settlement balances above, Macquarie through its day-to-day operations generates working capital assets (e.g. receivables and prepayments) and working capital liabilities (e.g. creditors and accruals) that produce a 'net balance' that requires funding rather than the gross balance.

- **Securitised assets and non-recourse warehouses:** Some lending assets (mortgages and leasing) are commonly sold down into external securitisation entities or transferred to external funding warehouses. As a consequence they are non-recourse to Macquarie and are funded by the third parties rather than Macquarie.

APPENDIX B
Additional information – Capital



Macquarie Group Limited

Result Announcement for the half year ended 30 September 2008

18 November 2008 – Presentation to Investors and Analysts

Macquarie Group regulatory capital
Surplus calculation

	$Am	
Banking Group Gross Tier 1 Capital	5,908	
Non-Banking Group Eligible Capital	4,415	
Group Eligible Capital	**10,323**	(a)
Capital requirement - Banking Group:		
Risk-weighted assets (excluding exposure to Non-Bank)	37,874	
Internal minimum Tier 1 ratio (Bank)	7%	
Capital required to cover risk-weighted assets	2,651	
Capital required to cover Tier 1 deductions	1,612	
Banking Group capital requirement	**4,263**	
Non-Banking Group capital requirement	**2,801**	
Group Capital requirement	**7,064**	(b)
Group regulatory capital surplus	**3,259**	(a)-(b)

Macquarie Group regulatory capital
Banking Group contribution

	Risk weighted assets $Am	Deductions $Am	Capital Requirement $Am
Credit Risk			
On Balance Sheet	19,876		1,391
Off Balance Sheet	8,242		577
Credit Risk subtotal	**28,118**		**1,968**
Market Risk	2,291		160
Operational Risk	6,720		470
Other	745	1,612	1,664
Contribution to Group capital requirement	**37,874**	**1,612**	**4,263**

MBL intra-group loan to MGL	1,293[1]
Banking Group standalone risk-weighted assets	**39,167**

1. Intra-group loan eliminated for calculation of Group capital requirement.

Macquarie Group regulatory capital
Non-Banking Group framework

- APRA has specified a regulatory capital framework for MGL
- A dollar capital surplus is produced; no capital ratio calculation is specified
- APRA has approved Macquarie's Economic Capital Adequacy Model (ECAM) for use in calculating the regulatory capital requirement of the Non-Banking Group
- Any significant changes to the ECAM must be approved by the MGL Board and notified to APRA within 14 days
- The ECAM is based on similar principles and models as the Basel II regulatory capital framework for Banks, with both calculating capital at a one year 99.9% confidence level:

Risk[1]	Basel II	ECAM
Credit	Capital requirement determined by Basel II formula, with some parameters specified by the regulator (e.g. loss given default)	Capital requirement determined by Basel II formula, but with internal estimates of some parameters.
Equity	Simple risk-weight approach or deductions. Tier 1 capital requirement between 24% and 50% of face value[2].	Extension of Basel II credit model to cover equity exposures. Capital requirement between 32% and 86% of face value; average 43%.
Market	3 times 10 day 99% Value at Risk (VaR) plus a specific risk charge.	Scenario-based approach. Greater capital requirement than under regulatory regime.
Operational	Basel II Advanced Measurement Approach	Basel II Advanced Measurement Approach

1 The ECAM also covers interest rate risk in the banking book, liquidity risk, and risk on assets held as part of business operations, e.g. fixed assets, goodwill, intangible assets, capitalised expenses and certain minority stakes in associated companies or stakes in joint ventures.

2 Assuming an 8% Tier 1 ratio, the 300% and 400% risk weightings for equity exposures under Basel II equate to a capital requirement of 24% or 32%. Any deductions required for equity exposures are 50/50 Tier 1 and Tier 2, hence a 50% Tier 1 capital requirement.

Macquarie Group regulatory capital
Non-Banking Group contribution

	Assets $Ab	Capital Requirement $Am	Equivalent Risk Weight %
Funded assets			
Cash and liquid securities	4.3	41	12%
Loan assets[1]	3.3	224	85%
Assets held for sale	0.4	161	503%
Debt investment securities	0.6	21	44%
Co-investment in specialist funds and equity investments (listed)	2.6	895	430%
Co-investment in specialist funds and equity investments (unlisted)	2.0	914	571%
Property, plant & equipment and intangibles[2]	0.8	205	320%
Non-Banking Group deposits with MBL	6.2	-	
Total Funded Assets	**20.2**	**2,461**	
Self-funded and non-recourse assets			
Self funded trading assets	1.6		
Broker settlement balances	4.1		
Derivative revaluation accounting gross-ups	0.1		
Working capital assets	3.6		
Total self-funded and non-recourse assets	**9.4**		
TOTAL NON-BANKING GROUP ASSETS	**29.6**		
Off balance sheet exposures, operational, market & other risk and diversification offset[3]		340	
NON-BANKING GROUP CAPITAL REQUIREMENT		**2,801**	

1. Includes leases
2. Intangibles relating to the acquisition of Orion Financial Inc are supported 100% by exchangeable shares. These exchangeable shares have not been included in eligible regulatory capital.
3. Capital associated with self-funded assets (eg. market risk capital for trading positions) has been included here.

MACQUARIE

APPENDIX C

Additional information – Operating group results in detail



Macquarie Group Limited

Result Announcement for the half year ended 30 September 2008

18 November 2008 – Presentation to Investors and Analysts

Results
Macquarie Capital

- Internal restructure – Macquarie Capital no longer includes Macquarie Capital Securities and retail arm of Macquarie Capital Products. Will include former Real Estate Group (excl. Real Estate Structured Finance) and exclude Macquarie Capital Finance for the balance of FY09[1]
- Significant contribution to result despite extremely challenging market conditions

Key drivers of half:

Macquarie Capital Advisers

- Result well down on record pcp although still advised on 164 transactions valued at approximately $A83 billion
- Diverse income from industry groups with strong contributions from Infrastructure, Industrials and Resources
- Equity under management 5% down on pcp to $A53b – unlisted EUM increased 35%; listed EUM decreased 40% reflecting recent listed market declines and MCAG take-private
- Write downs on co-investments in listed infrastructure funds (MCG, MIIF, MIC and MMG and other equity investments) (refer slide 12)
- $A2.8b in new capital raisings by managed funds and consortia including:
  - Macquarie Infrastructure Partners II (North America), Macquarie European Infrastructure Fund III (Europe), Macquarie Special Situations Fund, ADCB Macquarie Infrastructure Fund (Middle East)
- $A2.3b equity invested by Macquarie Capital managed funds and consortia
- Assets under management increased by 7% since March 2008 to $A149b[2]

Income by region



$Am
1,000
500
0
Australia
Europe/Africa /Middle East
Americas
Asia-Pacific

Mac Cap Advisers income by industry group



FIG 3%
TMET 4%
Funds 49%
Industrials 20%
Infra 13%
Excluded: Property (5)%

1 Real Estate Group merger effective 1 January 2009; Macquarie Capital Finance demerger effective 1 October 2008
2 Includes $A1.9b held directly by Macquarie and managed by Macquarie Capital Funds

Results
Macquarie Capital

Macquarie Capital Finance

- Result up on pcp
- Total assets increased 5% from $A7.3b at 31 March 2008 to $A7.6b at 30 September 2008 (net funded assets of $A3.6b)
- Separated from Macquarie Capital in September 2008 to form Corporate & Asset Finance (within Macquarie Bank Limited)

Current operating environment

- Global financial markets extremely challenging
- Credit market turmoil continues to limit financing for transactions; although finance still available for quality assets
- Lower ECM volumes globally
- M&A activity has fallen globally but reasonable activity across the resources and infrastructure sectors
- Large number of advisory mandates awarded post 30 September 2008, including:
  - Financial adviser to Origin on the successful defence of a hostile bid from BG Group and subsequent 50% sale of its Coal Seam Gas interests to ConocoPhillips
  - Financial adviser to Borealis on the acquisition of Teranet Income Fund
  - Financial adviser to a Macquarie consortium on the acquisition of Rossignol Group from Quicksilver
  - Financial adviser to the purchasers of a stake in the Manila North Tollway

Results
Macquarie Capital

Current operating environment (contd.)

- Arranger and Joint Lead Manager to the PaperlinX entitlement offer
- Buy side Adviser to Hyde Park Acquisition Corp on the acquisition of Essex Crane Rental Corp.
- Joint lead Manager on Goodman Group placement
- Acted as Joint Lead Manager for FKP on a $28m strategic placement to Stocklands

Outlook

- Reasonable pipeline, though challenging markets reducing the number of successful transactions and increasing time to completion
- Expect growth in medium term but short-term conditions remain challenging
- Expect FY09 to be well down on pcp

Results
Macquarie Securities Group

- Internal restructure – Merger between Equity Markets Group (excluding Funds Products) and Macquarie Capital Securities Division of Macquarie Capital formed new group
- Combined client base offered full range of equities products

Key drivers of half:

Cash (formerly Macquarie Securities Division within Mac Capital)

- Overall result 27% down on strong pcp
- Lower equity market volumes saw a decline in secondary market revenues, though growth in commissions in South Africa and Canada
- US and European build out continues ahead of plan
- Australian business maintained No. 1 market share position[1] while market shares in all other markets continue to grow
- ECM revenues, including from the recently acquired Canadian business, in line with pcp

Delta 1 (formerly Global Equity Finance)

- Result 30% down on pcp
- Asian access product volumes lower primarily as a result of reduced client demand for synthetic products
- Arbitrage trading result in line with pcp benefitting from increased volatility in global equity markets
- European equity finance volumes lower than pcp

Income by region


$Am
1,000
500
0
Australia
Europe/Africa/Middle East
Americas
Asia-Pacific

1 Institutional and retail market share financial year to date

Derivatives (formerly Equity Products)

- Result 59% down on pcp primarily due to lower demand for equity-linked products and volatile market conditions which impacted hedging efficiency
- Structured product volumes across Asia, Australia and the Americas down on pcp
- Listed product volumes across all markets down on pcp however market share remains strong

Current operating environment:

- Market conditions more challenging and equity volumes lower than prior year

Outlook:

- October turmoil has resulted in substantially lower volumes across the business
- Expect conditions in global equity markets to remain challenging during remainder of FY09
- Expect 2H09 and FY09 to be down on pcp

Results
Treasury and Commodities Group

- All divisions operating profitably

Key drivers of half :

- **Metals & Energy Capital** – strong contribution from oil and gas mezzanine facility and metals financing but down on strong pcp due to provisions on some equity investments
- **Foreign Exchange** – Record half. Well up on pcp due to increased customer activity in more volatile markets
- **Energy Markets** – very substantially up on pcp due to volatility, continued growth of coal business and solid contribution from US gas and electricity businesses
- **Agricultural Commodities & Investor Products** – good result but well down on strong pcp which was derived during unusually favourable markets across the board
- **Futures** – slightly down on pcp
- **Debt Markets** – positive contribution in very difficult markets. Substantially down on pcp

Income by region



$Am
500
400
300
200
100
0
Australia
Europe/Africa/Middle East
Americas
Asia-Pacific

Results
Treasury and Commodities Group

Current operating environment:

- High levels of volatility across all markets
- General market turmoil presenting business opportunities

Outlook:

- Expect FY09 result to be slightly down on the strong prior year result, subject to market conditions globally
- Expect continued volatility to benefit most businesses
- Depressed equity valuations should present investment opportunities for Metals and Energy Capital
- Market turmoil and the collapse of high profile competitors may present expansion opportunities across businesses such as Energy Markets, Agriculture & Investor Products and Futures
- Expect volatility to continue across most markets as well as rationalisation of competitors and counterparties

Results
Banking and Financial Services Group

Key drivers of half:

- Strong growth in deposits; up 71% from March 2008 and launched new cash internet product, Cash XL
- Down on pcp due to loss on sale of the Italian mortgages portfolio, write downs of some investments and closure costs of consumer lending business
- Result impacted by challenging credit and equity markets
- CMT down 9% from March 2008 to $A16.1b – clients numbers up by more than 10,000
- Wrap FUA down 7% from March 2008 to $A21.0b due to negative market movements – total client numbers up 4%
- Macquarie Life risk insurance premiums increased 118% on pcp. Macquarie Life rated No. 1 provider by Life Risk writers after only two years in market[2]
- Macquarie Private Wealth remains No. 1 full service retail stockbroker based on market share and trading volumes. Adviser numbers continue to grow (approx 430)
- Macquarie Professional Series' Walter Scott Global Equity Fund won S&P Best International Equity Fund award for second consecutive year [1]
- Macquarie Pastoral Fund acquired five additional properties since March 2008. FUM up 77% from March 2008
- Strategic focus on increasing distribution of integrated banking and wealth management solutions

Income by region



$Am
700
200
-300
Australia
Europe/Africa/Middle East
Americas
Asia-Pacific

1. Standard & Poor's Fund Manager of the Year Awards 2008. 2. WH Taylor – Intermediary study 2008

Results
Banking and Financial Services Group

Current operating environment:

- Equity markets remain volatile
- Continued demand for cash products but highly competitive market
- Reduced investor confidence resulting in some client outflows

Outlook:

- Announced intention to sell the Investment Lending business in Australia
- Will continue organic growth of adviser numbers and look for acquisition opportunities
- Will continue to invest in offshore opportunities where we can offer differentiated wealth management solutions
- Expect 2H09 to be up on 1H09
- Expect FY09 to be down on pcp

Results
Macquarie Funds Group

- Internal restructure – Merger of Funds Management Group, EMG's Funds Products Division and Macquarie Capital Products Division formed new group

Key drivers of half :

- Contribution substantially down on strong pcp which included Macquarie IMM realisation (59% down on pcp excluding realisation)
- AUM dropped due to market movements and redemptions from Asian retail investors – base management fee revenue impacted
- Substantially lower performance fees and results for seed investments affected by adverse market conditions
- Retail loan books on structured investments increased on pcp and continue to generate loan margin income

Income by region



$Am
200
150
100
50
0
Australia
Europe/Africa/Middle East
Americas
Asia-Pacific

Results
Macquarie Funds Group

Current operating environment:

- Current market conditions generally difficult. Liquidity has dropped sharply, volatility has increased to record levels
- High levels of volatility across asset classes have negatively impacted performance of many of the absolute return and long only funds
- Global hedge fund investors are experiencing redemptions and this will continue to have some flow-on effect to funds
- Increase in redemption levels from Asian retail investors as concerns about global markets increase

Outlook:

- Expect market conditions for second half to remain volatile, expect investors to remain cautious
- In the medium term, expect continued movement to cash and bonds across the industry (retail and institutional) which will continue to affect MFG's assets under management
- In Australian and European retail markets for closed end structured investments, new raisings are likely to be lower than pcp
- Strong suite of emerging products should enable MFG to capitalise on investment once markets stabilise
- Expect lower base fees in FY09 due to lower AUM
- Expect FY09 to be well down on pcp which included Macquarie IMM realisation

Results
Real Estate Group

- Internal restructure – Most Real Estate Group activities to become part of Macquarie Capital from 1 January 2009

Key drivers of half :

- Loss for the period due to provisions, predominantly against assets with US residential development market exposure and listed REIT investments (refer slide 12)
- Assets under Management (incl assoc) increased 12% to $A36.2b from $A32.3b
- MGPA Fund III closed with $US5.2b to invest in Asia and Europe
- Listed REIT prices affected by global REIT declines, but operating performance of assets remains sound. Capital values are softening due to the credit crisis
- Strategic actions to strengthen REIT balance sheets including selective asset sales, refinancings and capital management initiatives

Income by region



$Am
50
0
-50
-100
Australia
Europe/Africa/Middle East
Americas
Asia-Pacific

Results
Real Estate Group

Current operating environment:

- Continued exceptionally challenging environment with credit crisis significantly impacting real estate markets globally
- Asset price reductions seen in most markets, with reduced transaction levels

Outlook:

- Continued credit market dislocation makes short to medium term outlook for the real estate sector particularly challenging, however opportunities are being identified
- Strong presence in Asia and expect transaction activity to continue
- Substantial equity in unlisted funds available for investment
- Underlying assets in listed REITs performing satisfactorily
- Macquarie Goodman Asia sale completed October 2008
- Macquarie Prime REIT conditional sale transacted October 2008
- Most REG activities to become part of Macquarie Capital from 1 January 2009

MACQUARIE

APPENDIX D
Additional information – Specialist funds



Macquarie Group Limited

Result Announcement for the half year ended 30 September 2008

18 November 2008 – Presentation to Investors and Analysts

Specialist funds – key facts

- **Income[1] from specialist funds**
  - — Contribution from management agreements and transactions with Macquarie Capital and Real Estate funds or managed asset agreements approximately 21% of total MQG operating income:
    - — Approx 16% of operating income derived from base and performance fees from Macquarie Capital and Real Estate funds and managed asset agreements
    - — Approx 4% of operating income derived from advisory and underwriting fees paid by Macquarie Capital and Real Estate funds
    - — Approx 1% of operating income derived from sale of assets from MQG to Macquarie Capital and Real Estate funds
  - — Impairment charges on Macquarie Capital and Real Estate funds amounted to 10% of total MQG operating income during the half

- **Asset management**
  - — Over 1,000 Macquarie Capital and Real Estate staff focused on delivering sustained operational performance of assets and fund management
  - — Majority of assets performing in line with expectations
  - — General policy to be long-term owners of assets
    - — Currently 118 businesses managed by Macquarie Capital Funds across 26 countries
    - — Currently 700 assets managed by Macquarie Real Estate Funds across 20 countries

1 Half year ended 30 September 2008. Excludes income from distributions and equity accounted income

Specialist funds – key facts

- **Debt maturity profile**
  - Business and fund debt is non-recourse to Macquarie
    - **Macquarie Capital Funds:**
      - Less than 4% of the debt of Macquarie Capital Funds' managed businesses requires refinancing in the next 12 months[1]
    - **Real Estate Funds:**
      - Less than 19% of the debt of Macquarie listed REITs' managed assets requires refinancing in the next 12 months[1]

1. From 30 September 2008

Specialist funds – key facts

- **Alignment of interests between manager and fund**
  - Significant Macquarie and staff investment in funds
  - Performance fee only payable where fund performance exceeds a benchmark (stock market indices or agreed rate of return)

Specialist funds – key facts

- **Track Record**
  - Macquarie Capital Funds has generated a compound annual return of 11%[1] for investors since inception
  - $A21b[2] has been returned to investors through distributions, returns of capital and security buy backs
    - Distributions are funded by:
      - Cashflows from business operating performance
      - Cashflows from capital management as a result of improved operating performance – maintaining robust and appropriate debt levels at the businesses

- **Strategic realisations**
  - Majority of funds: general policy to be long-term owners of assets
    - Currently 118 businesses managed by Macquarie Capital Funds
    - 15 businesses have been realised/sold to third parties
  - 22% annualised return delivered by strategic realisations of 15 businesses to third parties, being approximately 2.3 times[3] the equity invested for the funds and a weighted average realisation premium to directors' valuation of 39%[3]

1. Annualised return based on all capital raised, distributions paid and valuations (market capitalisation for listed funds and net asset value for unlisted funds and managed businesses) for Macquarie Capital Funds since inception to 30 September 2008 (listed funds as at 30 September 2008, unlisted funds and managed businesses as at 30 June 2008) post fees paid. Calculated on an AUD basis, with cashflows converted at fixed exchange rates (based on the date of listing for listed funds, first close date for unlisted funds, and financial close date for managed businesses). Past performance is not indicative of future results.
2. Includes distributions paid by one Macquarie Capital managed fund to another where cross holdings exist
3. In September 2008 MIG announced an agreement to sell its interest in Lusoponte. This sale is subject to government and lender's consent. Figures reflect impact of Lusoponte sale as per MIG announcement. Returns on realised businesses exclude fund level fees. Past performance is not indicative of future results.

Macquarie's listed specialist fund performance


Listed Funds Accumulated Performance vs MSCI World Accumulation Index
Index
800
700
600
500
400
300
200
100
0
Macquarie Listed Specialist Funds
MSCI World ($A)
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Stocks currently included are Macquarie Airports, Macquarie Communications Infrastructure Group, Macquarie Infrastructure Group, Macquarie CountryWide Trust, Macquarie Leisure Trust Group, Macquarie Office Trust, Macquarie DDR Trust, DUET Group, Macquarie Media Group, Macquarie Power and Infrastructure Income Fund, Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund, Macquarie Infrastructure Company, Macquarie International Infrastructure Fund, Macquarie Global Infrastructure Total Return Fund, Macquarie Korea Infrastructure Fund, Macquarie Central Office Corporate Restructuring REIT and Macquarie MEAG Prime REIT.

As at 30 September 2008, indexed at 31 December 1995

Specialist funds – key facts

- **Robust governance framework**
  - Each listed vehicle has its own Board with a majority of directors independent of Macquarie
    - MIG, MAp and MCG recently announced that security holders will have the right to nominate and vote on the appointment of all directors. Macquarie employees will not be eligible for nomination. Macquarie intends to abstain from voting its principal investment in relation to the appointment of directors, and financing decisions that require security holder approval such as security issuances or buybacks
  - Each listed vehicle has its own Managing Director and/or Chief Executive Officer
  - Staff dedicated to each fund serving interests of fund securityholders and Boards of funds
  - Strict 'Chinese Walls' separation between the specialist funds management businesses and other parts of Macquarie
  - Related party transactions are undertaken on arm's length terms
  - Fees are subject to third party expert review or are benchmarked to market
  - Only independent directors, or in the case of some unlisted funds, investor representatives, make decisions about related party transactions
  - Macquarie has provided extensive disclosure on its fund management arrangements to investors through fund corporate governance statements and constitutions which are published on the listed funds' websites. Fund annual reports and offer documents have included key terms of advisory / management agreements.
    - On 22 October 2008 MIG, MAp, MCG, DUET and MMG published the management agreements for the stapled company/ies in their structures. The publication of the agreements follow new guidelines set out by the Australian Stock Exchange in September 2008.

MacCap & Real Estate fund raisings

$A3.8b raised over the 6 months to 30 Sep 2008

- 79% from international investors and 95% into unlisted funds or syndicates
- Lower raisings in 2Q09 as result of volatility in global markets



$Ab
14
12
10
8
6
4
2
0
1H07
2H07
1H08
2H08
1H09

Funds	Raising[1] ($Ab)
Unlisted Macquarie Capital Funds	2.51
Listed Macquarie Capital Funds	0.14
Unlisted Real Estate Funds	1.12
Listed Real Estate Funds	0.06
1H09 TOTAL	**$A3.8b**

1 Funds raised by Macquarie and joint venture fund manager partners from 1 April 2008 to 30 Sep 2008, including equity raised via DRP. Includes committed, uncalled capital. Specialist fund raisings no longer include former EMG and MacCap Products funds as these have now been incorporated into the Macquarie Funds Group. Prior periods have been restated.

Key points on infrastructure

Infrastructure businesses have many attractive characteristics

ESSENTIAL SERVICES



- Daily usage, high volume
- Large customer base – households, businesses, passengers, drivers
- Low risk of technological obsolescence
- Community focus

HIGH BARRIERS TO ENTRY



- Long life, high value physical assets
- Significant capital requirements for competitor development
- Long term contracts / concessions
- Planning and approval requirements

PREDICTABLE CASHFLOWS



- Concession arrangements
- Long term contracts
- Captive market
- Pricing power, inelastic demand
- Generally low on-going capex
- Low operating costs
- Prices and revenues often set by regulation
- Operating track record and history

CONSISTENT GROWTH



- Long term growth correlated with GDP
- Inflation linked

Macro factors

- Large need for infrastructure in both developing and developed markets
  - Global investment needs for new infrastructure of $US370b p.a.*
  - Global investment needs for maintenance of infrastructure of $US480b p.a.*
- Shortage of public sector funding options
  - Economic slowdowns put more pressure on public sector finances
- Large infrastructure projects often seen as way to stimulate growth
  - Recent Australian Government announcement to accelerate implementation of infrastructure spending to 2009
  - Sen. Barack Obama has called for immediate spending of $US25b on improving the infrastructure (of the United States)
  - Governor of Pennsylvania (US), Ed Rendall, recently stated "We can't wait … Congress and the President elect must undertake major investment in our infrastructure"
- Infrastructure assets typically require significant funding making them difficult for one investor to own outright
  - Infrastructure funds allow investors to gain access & diversification

* Source: World Bank

Initiatives in developing countries

India

- Strong economic growth expected to continue next 5 to 10 years
- Clear government initiatives to develop infrastructure
  - Over $US500b to be invested over next 5 years[1]
- $US2b fund being launched, pending regulatory approval
  - Significant capital already raised
  - Fund managed by JV, Macquarie, State Bank of India (majority owned by Central Government of India) and International Finance Corporation (member of the World Bank Group)

Russia & CIS Region

- Robust economic expansion since 1999
- Minimal infrastructure investment
- Growing demand for improved infrastructure
- Infrastructure investment requirements estimated at US$1 trillion over next 10 years[2]
- Macquarie initiative – Joint venture agreement with Renaissance Capital to develop infrastructure advisory and fund management opportunities in Russia and other CIS countries

1 Source: Planning Commission of the Government of India
2 Source: Former acting First Deputy Prime Minister, Sergei Ivanov, September 2007

Key points on real estate

Markets

- Real Estate markets extremely difficult globally, particularly listed REIT markets
- Expected softening of asset capitalisation rates – but limited examples of public transactions to support changes to asset valuations

Macquarie managed REITS

- Macquarie manages a simple REIT model, with earnings driven by underlying rental income streams, with limited exposure to development or other business income
- Underlying portfolios performing solidly, with high occupancy rates and strong covenants
- Grocery anchored (MCW) and convenience retail (MDT) expected to be impacted less by weaker global conditions than discretionary retail sectors
- We have undertaken many initiatives to date to strengthen the balance sheets of the Trusts and continue with :
  - Selective asset sales
  - Refinancings and covenant renegotiations
  - Capital management
- Notwithstanding this, write-offs reflect reduction in market value of Macquarie's equity investments

A broad range of Assets under Management



Retail Real Estate 5%
Commercial Real Estate 7%
Communications Infrastructure 11%
Energy & Utilities 22%
Airports 12%
Roads 22%
Tourism/Leisure & Residential Real Estate 2%
Other 19%

Total Macquarie Capital and Real Estate assets under management by sector at 30 September 2008

Over 80% of assets located outside Australia


Americas
23%
Australia
18%
Asia-Pacific
9%
Europe, Africa & Middle East
50%

Comprises of Macquarie Capital and Real Estate assets under management at 30 September 2008

Managing important assets across the globe

Macquarie Capital Funds: over 110 assets; Real Estate Funds: over 700 assets



UK
- M6 Toll
- Bristol Airport
- Wales & West Utilities
- Thames Water
- Combined Landfill Projects Envirogas
- Energy Power Resources
- Arqiva[1]
- Airwave
- Red Bee Media
- Condor Group (ferry services)
- Moto (motorway services)
- National Car Parks
- East London Bus Group
- Steam Packet (ferry services)
- Wightlink (ferry services)
- MGPA

Austria
- Herold (directories)

Belgium
- Brussels Airport
- MGPA

Denmark
- Copenhagen Airports
- De Gule Sider (directories)

France
- Autoroutes Paris-Rhin-Rhône
- Trois Sources & Lomont Windfarms
- Compteurs Farnier (water metering)
- EPR France (wind farm)
- RES (wind farm)
- Pisto SAS (oil storage and distribution)
- MGPA

Germany
- Warnow Tunnel
- MGPA
- Macquarie Office
- Macquarie CountryWide
- GWE (heat & power)
- Techem A.G

Italy
- Macquarie Office
- MGPA

Greece
- MGPA

Poland
- DCT Gdansk (container terminal)
- MGPA
- Macquarie CountryWide
- pkt.pl (directories)

Netherlands
- De Telefoonggids (directories)
- Gouden Gids (directories)
- MGPA

Finland
- Fonecta (directories)

Czech Republic
- Mediatel (directories)

Slovakia
- Mediatel (directories)

Portugal
- Lusoponte

Spain
- Itevelesa (vehicle inspection)
- Asset Energia Solar
- Solpex Energia Solar

Sweden
- EPR Sweden (wind farm)
- Arlanda Express
- Lokaldelen (directories)

Switzerland
- MGPA

Canada
- Edmonton Ring Road
- Highway 407 ETR
- A-25
- Sea to Sky
- AltaLink
- Cardinal (power station)
- Whitecourt (biomass facility)
- Chapais (biomass facility)
- Erie Shores Wind Farm
- Hydro Power Business
- Halterm Limited (port)
- Fraser Surrey Docks
- Leisureworld
- New World Gaming

Africa
- N3 Toll Concessions
- Bakwena Platinum Corridor Conncessionaire
- Trans African Concessions
- Neotel
- Kelvin Power Station
- Kilimanjaro Airport Development Company

USA
- South Bay Expressway
- Dulles Greenway
- Indiana Toll Road
- Skyway
- AIR-serv (tyre inflation)
- Icon Parking
- Hanjin Container Terminals
- Harley Marine Services
- Petermann (school buses)
- Smarte Carte
- Penn Terminals
- Sentinent (private aviation)
- Airport Parking Business
- Airport Services (fixed base operations)
- Waste Industries
- American Consolidated Media
- Bulk Liquid Storage Terminal Business
- Express Energy
- Global Tower Partners
- Macquarie DDR
- Macquarie CountryWide
- Macquarie Office
- Macquarie Leisure
- Aquarion Company
- Puget Energy[3]
- District Energy
- Duquesne Light
- Gas Production and Distribution Business

United Arab Emirates
- Al Ain Industrial City
- Industrial City of Abu Dhabi
- ICAD Effluent Treatment Plant

China
- Changshu Xinghua Port
- First China Property Group
- MWREF
- MP REIT[4]
- MGPA
- Hua Nan Expressway

Taiwan
- Taiwan Broadband Communications
- Miaoli Windpower[5]
- Hanjin Pacific Corporation (Kaohsiung)

Japan
- Toyo Tires Turnpike
- Ibukiyama Driveway
- Macquarie Office
- MP REIT[4]
- Macquarie Direct Property Fund
- MGPA
- Macquarie Goodman Japan
- Hanjin Pacific Corporation (Tokyo, Osaka)

Singapore
- MP REIT[4]
- MGPA
- Macquarie Direct Property Fund

Hong Kong
- MGPA
- Macquarie Goodman Asia[6]

New Zealand
- Metlifecare
- Private Lifecare
- Retirement Care New Zealand
- Macquarie CountryWide
- Macquarie Leisure

Malaysia
- MGPA

Thailand
- MGPA

South Korea
- Baekyang Tunnel
- Cheonan-Nonsan Expressway
- Incheon International Airport Expressway
- Gwangju 2nd Beltway Section 1 & 3-1
- Machang Bridge
- Soojungsan Tunnel
- Daegu 4th Beltway East
- Incheon Grand Bridge
- Seoul Chuncheon Expressway
- Woomyunsan Tunnel
- Yongin-Seoul Expressway
- Seosuwon-Osan-Pyungtaek Expressway
- SK E&S Gas Distribution
- West Sea Power/West Sea Water
- Macquarie NPS REIT
- MCO CR-REIT
- C&M (cable tv)
- Hanjin Pacific Corporation (ports)
- Busan New Port Phase 2-3
- Seoul Subway Line 9, Section 1

Australia
- Dampier to Bunbury Natural Gas Pipeline
- Multinet Gas Holdings
- United Energy Distribution
- AlintaGas Networks
- Broadcast Australia
- Transtoll
- Sydney Airport
- Hobart International Airport
- Westlink M7
- Eastlink
- Retirement Villages Group
- Macquarie Southern Cross Media
- Regis Group (aged care)
- Macquarie Office
- Macquarie CountryWide
- Macquarie Leisure
- MREEF
- Macquarie Direct Property Fund
- St Hilliers Property

Real Estate | Airports | Communications | Energy & Utilities | Roads | Transport services | Other

As at 30 September 2008. In some cases, Macquarie or a Macquarie-managed fund has partial interest in an asset. [1] Arqiva acquired 100% of National Grid Wireless in April 2007. [2] In September 2008, MIG announced an agreement to sell its interest. The sale is subject to government and lenders' consent. Financial completion is expected by the end of 2008. [4] On 28 October 2008, Macquarie entered into a sale and purchase agreement to sell its 26% interest in Macquarie Prime REIT and its 50% interest in Prime REIT Management Holdings. [5] Formerly infraVest Wind. [6] On 28 October 2008, Macquarie announced it has sold its interests in the Hong Kong platform of Macquarie Goodman Asia to joint venture partner Goodman Group.

MACQUARIE

APPENDIX E

Glossary



Macquarie Group Limited

Result Announcement for the half year ended 30 September 2008

18 November 2008 – Presentation to Investors and Analysts

Glossary

$US/USD	US Dollar
1H	First Half
1H09	Half year ended 30 September 2008
2H	Second Half
2H08	Half year ended 31 March 2008
2H09	Half year ended 31 March 2009
ABS	Asset Backed Securities
ADCB	Abu Dhabi Commercial Bank
AGM	Annual General Meeting
APRA	Australian Prudential Regulatory Authority
ASX	Australian Securities Exchange
AUD/$A	Australian Dollar
AUM	Assets Under Management
CAGR	Compound Annual Growth Rate
CDO	Collatoralised Debt Obligation
CLO	Collatoralised Loan Obligation
CMT	Cash Management Trust
cps	Cents Per Share
DPS	Dividend Per Share
DRP	Dividend Reinvestment Plan

DUET/DUE	Diversified Utility and Energy Trusts
EBITDA	Earnings before Interest, Tax, Depreciation and Amortisation
ECAM	Economic Capital Adequacy Model
ECM	Equity Capital Markets
EMG	Equity Markets Group
EPS	Earnings Per Share
EUM	Equity Under Management
FUA	Funds Under Administration
FUM	Funds Under Management
FX	Foreign Exchange
FY	Full Year
IFRS	International Financial Reporting Standards
IPO	Initial Public Offering
JV	Joint Venture
KRX	Korea Exchange
LVR	Loan to Value Ratio
M&A	Mergers and Acquisitions
MacCap	Macquarie Capital
MAG	Macquarie Airports Group

Glossary

MAP/MAp	Macquarie Airports
MBL	Macquarie Bank Limited
MCG	Macquarie Communications Infrastructure Group
MCW	Macquarie CountryWide Trust
MDT	Macquarie DDR Trust
MEIF	Macquarie European Infrastructure Fund
MGL	Macquarie Group Limited
MIC	Macquarie Infrastructure Company
MIG	Macquarie Infrastructure Group
MIIF	Macquarie International Infrastructure Group
MIP	Macquarie Infrastructure Partners
MIPS	Macquarie Income Preferred Securities
MIS	Macquarie Income Securities
MLE	Macquarie Leisure Trust Group
MMG	Macquarie Media Group
MOF	Macquarie Office Trust
MQG	Macquarie Group Limited (ASX listed)
NPAT	Net Profit After Tax
NYSE	New York Stock Exchange

OTC	Over the Counter
P&L	Profit and Loss
p.a.	Per Annum
pcp	Prior Corresponding Period
REG	Real Estate Group
REIT	Real Estate Investment Trust
S&P	Standard & Poor's
SGX	Singapore Exchange
SPE	Special Purpose Entities
TMET	Telecommunications, Media, Entertainment and Technology
TSE	Tokyo Stock Exchange
UK	United Kingdom
US	United States of America



Macquarie Specialist Funds Quarterly

September 2008

MACQUARIE

Disclaimer

This presentation has been prepared for professional investors.

The firm preparing this report has not taken into account any customer's particular investment objectives, financial resources or other relevant circumstances and the opinions and recommendations herein are not intended to represent recommendations of particular investments to particular customers. All securities transactions involve risks, which include (among others) the risk of adverse or unanticipated market, financial or political developments and, in international transactions, currency risk. Due care and attention has been used in the preparation of any forecast information. However, actual results may vary from forecasts and any variation may be materially positive or negative. Forecasts, by their very nature, are subject to uncertainty and contingencies many of which are outside the control of Macquarie Group Limited.

Other than Macquarie Bank Limited ABN 46 008 583 542 (MBL), any Macquarie Group entity or Macquarie-managed fund noted in this presentation is not an authorised deposit-taking institution for the purposes of the Banking Act 1959 (Commonwealth of Australia). That entity's obligations do not represent deposits or other liabilities of MBL. MBL does not guarantee or otherwise provide assurance in respect of the obligations of that entity, unless noted otherwise.

All figures as at 30 September 2008, except where otherwise indicated.

Contents – Macquarie Capital Funds Snapshots

MACQUARIE

Contents – Real Estate Funds Snapshots

Introduction to Macquarie Specialist Funds

- Macquarie Group Limited ("Macquarie" or "MQG") has established a leading position in specific asset class investor funds (specialist funds)
- At 30 September 2008, assets under management totalled $A239 billion. Macquarie is a manager of listed and unlisted specialist funds which invest in infrastructure (including airports, toll roads, communications infrastructure, utilities and related sectors), private equity and real estate (including retail, office, industrial, commercial and development capital).
- Macquarie's specialist funds management model has been a key growth driver and has been exported to international markets
- Macquarie now has listed funds in Australia, Canada, USA, Korea and Singapore. It has unlisted funds in Australia, Korea, Hong Kong, Canada, USA, Europe, South Africa and the Middle East (see page 116 for list of funds)
- Macquarie's experience and expertise provide a competitive advantage in acquiring and managing assets, thereby delivering superior returns to fund investors

Introduction to Macquarie Specialist Funds

- The majority of Macquarie's specialist funds are managed by different wholly-owned or joint venture management companies within two Groups:
  - Macquarie Capital Funds housed within Macquarie Capital
  - Real Estate Funds housed within the Real Estate Group
- Each area is dealt with separately in this document

Macquarie Capital → **Macquarie Capital Funds**

Sectors of focus:
- Infrastructure
- Media
- Private Equity

Real Estate Group → **Real Estate Funds**

Sector of focus:
- Real estate:
  - Retail
  - Office
  - Residential
  - Leisure
  - Industrial
  - Diversified

Total Assets Under Management (AUM)

	As at		
	Sep 08 ($Am)	Mar 08 ($Am)	Sep 07 ($Am)
Macquarie Capital	**147,505**	138,149	125,928
Real Estate	**25,728**	23,532	18,714
Total Macquarie Capital and Real Estate	**173,233**	161,681	144,642
Macquarie Funds	**44,752**	47,254	55,774
Banking and Financial Services[1]	**21,245**	23,078	23,659
Total Macquarie Funds and Banking and Financial Services	**65,997**	70,332	79,433
Total Assets under Management	**239,230**	232,013	224,075

[1] The Macquarie CMT, included in BFS AUM above, is a BFS product that is managed by MFG. The CMT closed at $16.1 billion at 30 September 2008.

Specialist Assets Under Management



$Ab
250
200
150
100
50
0
Banking and Financial Services
Macquarie Funds
Real Estate
Macquarie Capital
2005
2006
2007
2008
Sep 08

Years ended 31 March

MacCap & Real Estate Fund Raisings

$A3.8b raised over the 6 months to 30 Sep 2008

- 79% from international investors and 95% into unlisted funds or syndicates
- Lower raisings in 2Q09 as result of volatility in global markets



$Ab
14
12
10
8
6
4
2
0
1H07
2H07
1H08
2H08
1H09

Funds	Raising[1] ($Ab)
Unlisted Macquarie Capital Funds	2.51
Listed Macquarie Capital Funds	0.14
Unlisted Real Estate Funds	1.12
Listed Real Estate Funds	0.06
1H09 TOTAL	**$A3.8b**

1 Funds raised by Macquarie and joint venture fund manager partners from 1 April 2008 to 30 Sep 2008, including equity raised via DRP. Includes committed, uncalled capital.
Specialist fund raisings no longer include former EMG and MacCap Products funds as these have now been incorporated into the Macquarie Funds Group. Prior periods have been restated.

A Broad Range of Assets under Management in Macquarie Capital and Real Estate



Retail Real Estate
5%
Commercial Real Estate
7%
Communications
Infrastructure
11%
Energy & Utilities
24%
Roads
22%
Airports
12%
Tourism/Leisure &
Residential Real Estate
2%
Transport and related
services
8%
Other
9%

Total Macquarie Capital and Real Estate Assets under Management by sector at 30 September 2008

82% of Assets in Macquarie Capital and Real Estate are Located Outside Australia


Americas
23%
Australia
18%
Asia-Pacific
9%
Europe, Africa &
Middle East
50%

Comprises of Macquarie Capital and Real Estate Assets under Management at 30 September 2008



Funds Management Income

Base fees
$Am
Banking and Financial Services
Macquarie Funds
Real Estate
Macquarie Capital
550
500
450
400
350
300
250
200
150
100
50
0
Sep-07
Mar-08
Sep-08


Performance fees
$Am
Macquarie Funds
Real Estate
Macquarie Capital
250
200
150
100
50
0
Sep-07
Mar-08
Sep-08

A Robust Governance Framework

- Each listed vehicle has its own Board with a majority of directors independent of Macquarie
- Each listed vehicle has its own Managing Director and/or Chief Executive Officer
- Staff dedicated to each fund serving interests of fund securityholders and Boards of funds
- Strict 'Chinese Walls' separation between the specialist funds management businesses and other parts of Macquarie
- Related party transactions are undertaken on arms length terms
- Fees are subject to third party expert review or are benchmarked to market
- Only independent directors, or in the case of some unlisted funds, investor representatives, make decisions about related party transactions

Alignment of Interests

Base management fees alignment	Performance fees alignment	Macquarie executive remuneration alignment
Base management fees are typically calculated as: For Macquarie Capital Funds – a percentage of net investment value[1] for listed funds and committed/invested capital for unlisted funds. For Real Estate funds – a percentage of total assets or assets under management for unlisted funds	Performance fees only payable where fund performance exceeds a benchmark (stock market indices or agreed rate of return)	Where a Macquarie employed Executive Director from a specialist funds business is directly and solely involved in the management of a specialist fund, 20% of their profit share allocation will be notionally invested by Macquarie in that fund. Where an Executive Director from a specialist funds business is not solely involved in a specific fund, 20% of their profit share allocation will be notionally invested by Macquarie in an appropriate basket of Macquarie-managed funds
Macquarie incentivised to grow the fund security price	Macquarie incentivised for the fund to outperform its benchmark	Subject to vesting arrangements and no disqualifying events, retained profit share vesting commences at year five and does not fully vest until year 10

1. Net investment value is based on the fund's market capitalisation plus any committed investment and fund level net debt

Macquarie's Equity Investments in Funds Further Align Interests

- Substantial investments held in Macquarie-managed funds: $3.7bn at 30 September 2008
  - Listed funds: $2.6bn
  - Unlisted funds: $1.1bn



$b
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
'Mar 07
'Mar 08
'Sep 08
Investments at Cost[2]
Other Macquarie managed funds
Other Real Estate managed funds
Other Macquarie Capital managed funds
Macquarie Office Trust
MAIP International Holdings
Macquarie Media Group
Macquarie Korea Opportunities Fund
Macquarie Korea Infrastructure Fund
Macquarie International Infrastructure Fund
Macquarie Infrastructure Partners
Macquarie Infrastructure Group
Macquarie Infrastructure Company
Macquarie European Infrastructure Funds
Macquarie CountryWide
Macquarie Communications Infrastructure Group
Macquarie Airports

1 Equity investments reported here include those investments that are not currently classified as Held for Sale. It includes investments in Macquarie-managed funds and other investments held for strategic reasons. Some investments will become classified as Held for Sale when it is highly probable that the asset will be sold in the subsequent 12 months
2 Cost is the carrying value excluding Available for Sale reserves and equity accounted reserves

Macquarie's Listed Specialist Funds Have Outperformed Over the Long-Term

MACQUARIE

LISTED FUNDS ACCUMULATED PERFORMANCE VS MSCI WORLD ACCUMULATION INDEX



Index
800
700
600
500
400
300
200
100
0
— Macquarie Listed Specialist Funds
— MSCI World ($A)
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Stocks currently included are Macquarie Airports, Macquarie Communications Infrastructure Group, Macquarie Infrastructure Group, Macquarie CountryWide Trust, Macquarie Leisure Trust Group, Macquarie Office Trust, Macquarie DDR Trust, DUET Group, Macquarie Media Group, Macquarie Power and Infrastructure Income Fund, Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund, Macquarie Infrastructure Company, Macquarie International Infrastructure Fund, Macquarie Global Infrastructure Total Return Fund, Macquarie Korea Infrastructure Fund, Macquarie Central Office Corporate Restructuring REIT and Macquarie MEAG Prime REIT.

As at 30 September 2008, indexed at 31 December 1995

MACQUARIE



Macquarie Capital Funds

SPECIALIST FUNDS QUARTERLY
SEPTEMBER 2008

	Page

MACQUARIE



Macquarie Capital and Macquarie Capital Funds

Specialist Funds – Serving the Community Everyday

Everyday more than 100 million people use essential services provided by Macquarie



AIRPORTS
+81 million passengers per annum



ROADS
+2.3 million vehicles per day



RAIL
+2.7 million passengers per annum



FERRIES
+6.7 million passengers per annum



BUSES
+310 million passengers per annum



SEA PORTS
+4.3 million standard container units handled per annum



CAR PARKS
+384,000 car spaces



COMMUNICATIONS
+94 million people through television, telephone and radio infrastructure & newspaper services



GAS[1]
+14.0 million households



WATER[1]
+7.1 million households



ELECTRICITY
+4.1 million households



AGED CARE/RETIREMENT VILLAGES
+12,800 beds +8,750 units



DIRECTORIES
+35 million 'yellow pages' distributed



EMPLOYEES
+82,000 across the businesses

1. Includes sub-metering services for oil and gas, and water

As at 30 September 2008

Endorsement of Macquarie's Commitment to the Community

Macquarie is aware of its social responsibilities

...Macquarie Airports was selected on the basis of its demonstrable experience in airport management... this outcome offers significant attractions for the airport, the surrounding region and the broader Belgian economy.

Minister Vande Lanotte, Belgian Government
Commenting on the selection of Macquarie Airports as the strategic partner of Brussels Airport
December 2004

In bad shape just three years ago, the (Chicago) Skyway itself has been given new life. Australia's Macquarie Infrastructure Group and Cintra, another Spanish toll road operator, together leased the bridge, filled in potholes and added electronic tolling that can process nearly triple the number of cars as the cash lanes can.

Craig Karmin, The Wall Street Journal
"Leasing of Landmark Turnpike Puts State at Policy Crossroads"
August 2008

... the new management at Thames Water[1] is proving more constructive to deal with... the company has met its leakage target ... this is representative of the positive changes achieved under the new management.

Ken Livingstone, Mayor of London
Answering a question in the London Assembly
July 2007

Pagers are the cornerstone of RNLI communications and Arqiva[1] understands our specific and mission critical needs. Arqiva is able to supply and manage the best possible solution, ensuring that we have reliable, secure communications for our lifeboats and stations. We have been working with Arqiva for the past seven years and we look forward to continuing our successful relationship.

Brian Faulkner, Radio Communications Manager at the Royal National Lifeboat Institute (RNLI)
Commenting on Arqiva
February 2007

1. A business owned and managed by Macquarie Capital managed funds

Business Investment Characteristics

Successful infrastructure projects deliver for the community and for investors

- Infrastructure businesses have many attractive investment characteristics but require significant ongoing management to deliver services for the community and value for investors

DELIVERING FOR INVESTORS AND FOR THE COMMUNITY

Macquarie's Active Management

Improved operational performance	Optimal capital structure	Cost effective capital expenditure	Operating cost control



Essential services supporting the community	High barriers to entry	Stable, predictable, cashflows	Low demand elasticity	Underlying cashflows linked to inflation	Low correlation with other asset classes	Long operational life

Investment Sub-Sectors

Many businesses have infrastructure-like investment characteristics such as predictable cash flows

- Over the past decade, Macquarie Capital has sought and found an increasing number of businesses which have infrastructure-like investment characteristics
- Over time, businesses have been acquired and expertise developed in a range of sub-sectors
- The search for businesses with infrastructure-like investment characteristics is ongoing with Macquarie introducing investors to new opportunities

The infrastructure investment spectrum

Throughput	Regulated	[illegible]	Social	[illegible]
– Roads – Tunnels – Bridges – Airports – Rail Links	– Electricity Distribution – Gas Distribution – Water Distribution	– District Energy – Renewable Energy – Power Generation – Communications Towers	– Hospitals – Long-Term Care – Schools – Courthouses – Prisons	– Car parks/parking garages – Telecoms Systems



Business Overview



Macquarie Capital Advantage

MACQUARIE

Macquarie Capital's advantage is demonstrated by its track record and active approach to sourcing, investing in and managing businesses that provide essential services

GLOBAL TEAM
Over 2,200 executives dedicated to sourcing, analysing and executing opportunities[1]

BUSINESS MANAGEMENT SPECIALISTS
Driving improved operational performance across the businesses and ensuring the delivery of high quality services to over 100 million people around the globe daily

STRONG ALIGNMENT OF INTERESTS
Macquarie and staff investment of A$3.9bn in Macquarie Capital managed funds, and a robust corporate governance framework

SUPERIOR TRACK RECORD
$A53b[2] in equity under management across 35 funds/vehicles, 118 businesses in over 26 countries and a 11%[3,4] return to investors across all vehicles managed by Macquarie Capital Funds since its inception in 1994

1. There is no assurance that any fund managed by Macquarie Capital Funds division would receive any investment opportunities from other divisions of the Macquarie Group
2. As at 30 September 2008. Listed funds – market capitalisation plus fully underwritten or committed future capital raisings. Unlisted funds – committed capital less any called capital which has subsequently been returned to investors. Invested capital for other Macquarie Capital Funds managed businesses. For jointly managed funds the amount is representative of Macquarie's economic ownership of the JV manager. Adjustments have been made where Macquarie-managed funds have invested in other Macquarie-managed funds
3. Annualised return based on all capital raised, distributions paid and valuations (market capitalisation for listed funds and net asset value for unlisted funds and managed businesses) for Macquarie Capital Funds since inception to 30 September 2008 (listed funds as at 30 September 2008, unlisted funds and managed businesses as at 30 June 2008) post fees paid. Calculated on an AUD basis, with cashflows converted at fixed exchange rates (based on the date of listing for listed funds, first close date for unlisted funds, and financial close date for managed businesses). Past performance is not indicative of future results
4. Should the unrealised performance fees/carried interest payable by unlisted funds/vehicles as at the applicable calculation date be taken into account, the annualised return would have been 11%. Past performance is not indicative of future results

Macquarie Capital Funds Snapshot

Sustainable growth delivering superior performance for investors

		1996		September 2008
Funds/vehicles	No.	2	▸	35
Businesses	No.	4	▸	118
Assets under management	$Ab	1.6	▸	149[1]
Equity under management	$Ab	0.6	▸	53[2]
Offices	No.	1	▸	20
Macquarie Capital Funds staff	No.	5	▸	780+
Return to investors	**%**	**NA**	▸	**11% pa[3,4]**
– Listed fund return	%	NA	▸	9% pa[3]
– Unlisted fund return	%	NA	▸	18% pa[3,4]

1. Proportionate EV as at 30 September 2008. Calculated as proportionate enterprise value (proportionate net debt and equity value) as at 30 June 2008 or cost if acquired subsequent to 30 June 2008 Includes $A1.9b held directly by Macquarie and managed by Macquarie Capital Funds
2. As at 30 September 2008. Listed funds – market capitalisation plus fully underwritten or committed future capital raisings. Unlisted funds – committed capital less any called capital which has subsequently been returned to investors Invested capital for other Macquarie-managed businesses. For jointly managed funds the amount is representative of Macquarie's economic ownership of the JV manager. Adjustments have been made where Macquarie-managed funds have invested in other Macquarie-managed funds
3. Annualised return based on all capital raised, distributions paid and valuations (market capitalisation for listed funds and net asset value for unlisted, including managed businesses) for Macquarie Capital Funds since inception to 30 September 2008 (listed funds as at 30 September 2008, unlisted funds and managed businesses as at 30 June 2008) post fees paid. Calculated on an AUD basis, with cashflows converted at fixed exchange rates (based on the date of listing for listed funds, first close date for unlisted funds, and financial close date for managed businesses). Past performance is not indicative of future results
4. Should the unrealised performance fees/carried interest payable by unlisted funds/vehicles as at the applicable calculation date be taken into account, the unlisted annualised return would have been 17% and the total Macquarie Capital Funds annualised return would have been 11% Past performance is not indicative of future results

Equity and Assets Under Management

MACQUARIE

EUM and AUM growth demonstrate strong investor support

Macquarie Capital Funds Equity Under Management (LHS) and Assets Under Management (RHS)



$bn
150 $bn
EUM (LHS)
AUM (RHS)
0
10
20
30
40
50
60
30
60
90
120
Mar 97
Mar 98
Mar 99
Mar 00
Mar 01
Mar 02
Mar 03
Mar 04
Mar 05
Mar 06
Mar 07
Mar 08
Sep 08

Listed Macquarie Capital managed funds have outperformed the major indices over the last 14 years

Listed Macquarie Capital Funds Accumulation Index v Major Indices



Listed Macquarie Capital Funds Accumulation Index[1]
S&P/ASX 200 Accumulation Index[2]
S&P500 Total Return Index[3]
FTSE 100 Total Return Index[4]
Accumulation Index
2
4
6
8
10
12
14
16
18
20
Dec 94
Dec 95
Dec 96
Dec 97
Dec 98
Dec 99
Dec 00
Dec 01
Dec 02
Dec 03
Dec 04
Dec 05
Dec 06
Dec 07
Sep 08

AUM: Proportionate EV as at 30 September 2008. Calculated as proportionate enterprise value (proportionate net debt and equity value) as at 30 June 2008 or cost if acquired subsequent to 30 June 2008

EUM: As at 30 September 2008. Listed funds – market capitalisation plus fully underwritten or committed future capital raisings. Unlisted funds – committed capital less any called capital which has subsequently been returned to investors. Invested capital for other Macquarie-managed businesses. For jointly managed funds the amount is representative of Macquarie's economic ownership of the JV manager. Adjustments have been made where Macquarie-managed funds have invested in other Macquarie-managed funds

1. As at 30 September 2008. Accumulation/Total Return Index assumes reinvestment of all distributions on the ex-distribution date and no further participation in subsequent capital raisings. Past performance is not indicative of future results
2. The S&P/ASX 200 Accumulation Index is the value of the S&P/ASX 200 index with dividends re-invested over time. The total dividends paid are incorporated into the accumulation index calculation on the ex-dividend date
3. The S&P 500 Total Return Index is the value of the S&P 500 index with dividends re-invested over time. Ordinary cash dividends are applied on the ex-div date in calculating the total return series
4. The FTSE 100 Total Return Index is the value of the FTSE 100 index with dividends re-invested over time

Macquarie Capital Funds Recent Activities

Despite recent global volatility, Macquarie Capital Funds has continued to raise and deploy capital

$A2.8b Capital Raised in 1H09

New capital raised in 1H09 by managed funds and consortia included:

- Macquarie Infrastructure Partners II (North America)
- Macquarie European Infrastructure Fund III (Europe)
- Macquarie Special Situations Fund
- ADCB Macquarie Infrastructure Fund (Middle East)

$A2.3b Equity Invested in 1H09

Investments made by Macquarie Capital managed funds and consortia in 1H09 included[1]:

In Europe

- *Condor Group* - a provider of freight, passenger and car ferry services between the United Kingdom, the Channel Islands and France
- *GWE* - a supplier of heat, steam and electricity to industrial and hospital clients in Germany
- *Compteurs Farnier* - a provider of services and equipment in water metering in France
- *Pisto SAS* - a French oil storage and distribution business

In North America

- *Penn Terminals* - a container and break bulk marine terminal
- *Express Energy* - a provider of oil and gas services
- *Harley Marine Services* - a leading provider of marine transportation services
- *Waste Industries* - a non-hazardous solid waste management company
- *Petermann* - one of the largest operators of school buses in the United States
- *Sentient* - a leading private aviation company
- *Grupo Aeroportuario del Sureste de Mexico S.A. de C.V.* - a Mexican airport group
- *New World Gaming* - a portfolio of casinos in Canada

1. The businesses listed are managed on behalf of investors with various direct stakes held in each

Global Presence

Unique global positioning, local business teams in 26 countries

EUROPE

k
Airwave
Arqiva[1]
tol Airport
mbined Landfill Projects Envirogas
Condor Group (ferry services)
East London Bus Group
rgy Power Resources
Toll
oto (motorway services)
National Car Parks
ed Bee Media
am Packet (ferry services)
ames Water
Wales & West Utilities
Wightlink (ferry services)

lgium
Brussels Airport

ain
et Energia Solar
Itevelesa (vehicle inspection)
Solpex Energia Solar

ance
Autoroutes Paris-Rhin-Rhône
Compteurs Farnier (water metering)
R France (wind farm)
to SAS (oil storage and distribution)
RES (wind farm)
Trois Sources & Lomont Windfarms

rmany
GWE (heat and power)
TanQuid (tank storage business)
Techem A.G (submetering)
mow Tunnel

Denmark
Copenhagen Airports
Gule Sider (directories)

The Netherlands
De Telefoonggids (directories)
Gouden Gids (directories)

Sweden
Arlanda Express
EPR Sweden (wind farm)
Lokaldelen (directories)

Finland
Fonecta (directories)

Portugal
Lusoponte[2]

Austria
Herold (directories)

Poland
DCT Gdansk (container terminal)
pkt.pl (directories)

Czech Republic
Medatel (directories)

Slovakia
Medatel (directories)

NORTH AMERICA

Canada
A-25
AltaLink
Cardinal (power station)
Chapais (biomass facility)
Edmonton Ring Road
Erie Shores Wind Farm
Fraser Surrey Docks
Halterm Limited (port)
Highway 407 ETR
Hydro Power Business
Leisureworld
New World Gaming
Sea To Sky
Whitecourt (biomass facility)

USA
AIR-serv (tyre inflation)
Airport Parking Business
Airport Services (fixed base operations)
American Consolidated Media
Aquarion Company
Bulk Liquid Storage Terminal Business
District Energy
Dulles Greenway
Duquesne Light
Express Energy
Gas Production and Distribution Business
Global Tower Partners
Hanjin Container Terminals
Harley Marine Services
Icon Parking
Indiana Toll Road
Penn Terminals
Petermann (school buses)
Puget Energy[3]
Sentient (private aviation)
Skyway
Smarte Carte
South Bay Expressway
Waste Industries

Mexico
Grupo Aeroportuario del Sureste de Mexico S.A. de C.V.

ASIA

South Korea
Baekyang Tunnel
Busan New Port Phase 2-3
C&M (cable TV)
Cheonan-Nonsan Expressway
Daegu 4th Beltway East
Gwangju 2nd Beltway, Section 1
Gwangju 2nd Beltway, Section 3-1
Hanjin Pacific Corporation (ports)
Incheon International Airport Expressway
Incheon Grand Bridge
Machang Bridge
Seosuwon-Osan-Pyungtaek Expressway
Seoul Chuncheon Expressway
Seoul Subway Line 9, Section 1
SK E&S Gas Distribution
Soojungsan Tunnel
West Sea Power / West Sea Water
Woomyunsan Tunnel
Yongin-Seoul Expressway

Japan
Hanjin Pacific Corporation (Tokyo, Osaka)
Ibukiyama Driveway
Japan Airport Terminal
Toyo Tires Turnpike

China
Changshu Xinghua Port
Hua Nan Expressway

Taiwan
Hanjin Pacific Corporation (Kaohsiung)
Miaoli Wind[4]
Taiwan Broadband Communications



AFRICA & MIDDLE EAST

South Africa
Bakwena Platinum Corridor Concessionaire
Kelvin Power Station
N3 Toll Concessions
Neotel
Trans African Concessions

Tanzania
Kilimanjaro Airport Development Company

United Arab Emirates
Al Ain Industrial City
ICAD Effluent Treatment Plant
Industrial City of Abu Dhabi

AUSTRALIA & NEW ZEALAND

Australia
AlintaGas Networks
Broadcast Australia
Dampier to Bunbury Natural Gas Pipeline
EastLink
Hobart International Airport
Macquarie Southern Cross Media
Multinet Gas Holdings
Regis Group (aged care)
Retirement Villages Group
Sydney Airport
Transtoll
United Energy Distribution
Westlink M7

New Zealand
Metlifecare
Private Lifecare
Retirement Care New Zealand

As at 30 September 2003 representing the operations of the 118 businesses managed by Macquarie Capital Funds on behalf of investors with various direct % stakes held in each

1. Arqiva acquired 100% of National Grid Wireless in April 2007
2. In September 2003 MIG announced an agreement to sell its interest. The sale is subject to government and lenders consent. Financial completion is expected by the end of 2008
3. Subject to financing and customary closing arrangements
4. Formerly infraVest Wind

Global and Diverse Businesses

Macquarie Capital managed funds have a globally diverse portfolio of businesses

Businesses by sector[1]



Other
11%
Roads
26%
Transport and related services
10%
Communications
13%
Airports
14%
Utilities
26%

Businesses by region[1]



North America
21%
Australia/NZ
17%
Europe
57%
Middle East/Africa
<1%
Asia
5%

1. As at 30 September 2008. Calculated as proportionate enterprise value (proportionate net debt and equity value) as at 30 June 2008 or cost if acquired subsequent to 30 June 2008

Listed Investors

MACQUARIE

Macquarie Capital Funds manages listed equity of approximately $A17b[1] on behalf of a range of investors

- 9 listed funds, listed over 5 major stock exchanges

Investors by type



Institutions[2]
81%
Retail
19%

Investors by region



Rest of the World
2%
Asia
9%
North America
29%
Australia/NZ
49%
Europe
11%

1. Based on market capitalisation plus fully underwritten or committed future raisings. For jointly managed funds, amount is representative of Macquarie's share in the JV manager as at 30 September 2008
2. Includes institutional investors, corporates, custodians, brokers, government, and pension/super funds

Unlisted Investors

Macquarie Capital Funds manages unlisted equity of approximately $A35b[1] on behalf of a range of international institutions, pension funds, governments and high net worth clients

Investors by type



Other
4%
High Net Worth
10%
Institutions
18%
Government
3%
Pension/Super
Funds
65%

Investors by region



Rest of the
World
2%
Asia
9%
Australia/NZ
24%
North America
25%
Europe
40%

1. Based on total committed capital less any called capital which has subsequently been returned to investors as at 30 September 2008 Includes $A28b of equity under management in unlisted funds and $A7b of consortia equity managed by Macquarie Capital Funds

Macquarie Capital Listed Fund Performance vs Comparable Internally Managed Listed Companies

MIG performance vs weighted internally managed index[1]



150%
125%
100%
75%
50%
25%
0%
-25%
MIG total return [3]
Weighted - Internally Managed
Jul-03
Oct-03
Jan-04
Apr-04
Jul-04
Oct-04
Jan-05
Apr-05
Jul-05
Oct-05
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07
Apr-07
Jul-07
Oct-07
Jan-08
Apr-08
Jul-08
Sep-08

MAp performance vs weighted internally managed index[2]



300%
250%
200%
150%
100%
50%
0%
MAp total return [3]
Weighted - Internally Managed
Jul-03
Oct-03
Jan-04
Apr-04
Jul-04
Oct-04
Jan-05
Apr-05
Jul-05
Oct-05
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07
Apr-07
Jul-07
Oct-07
Jan-08
Apr-08
Jul-08
Sep-08

1. Transurban Group, Connecteast Group, Rivercity Motorway Group, Cintra Concesiones De Infraestru, Abertis Infraestructuras, Atlantia Spa, Brisa-Auto Estradas Priv weighted by market capitalisation as at 30 June 2003 or the value of the initial public offering if listed subsequent to 30 June 2003. Excludes Autoroutes Paris-Rhin-Rhone due to Macquarie investment.
2. Fraport Ag, Gemina, Auckland International Airport, Flughafen Wien Ag, Flughafen Zuerich Ag, Aeroports De Paris, and British Airports Authority weighted by market capitalisation as at 30 June 2003 or the value of the initial public offering if listed subsequent to 30 June 2003 Excludes Kobenhavns Lufthavn and Japan Airport Terminal due to Macquarie investment.
3. As at 30 September 2008. Total return takes into account security price performance and distributions. Past performance is not indicative of future results.

MACQUARIE



Performance and Operational Management of the Businesses



Delivering Sustainable Performance

MACQUARIE

Business operating performance drives returns to investors

11%	Weighted average EBITDA growth across the largest ten businesses[1] over the last three years or since acquisition, demonstrating consistent improvement in operating performance
$A21b[2]	Returned to investors since inception through distributions, returns of capital and security buy-backs
11%[4]	Annualised return to investors since inception[3,4], comprising an annualised return of 9%[3] for listed funds and 18%[3,4] for unlisted
22%[5]	Annualised return delivered by strategic realisations of 15 businesses[5] to third parties. The realisations have delivered approximately 2.3 times[5] the equity invested for the funds and a weighted average realisation premium to directors' valuation of 39%[5]

1. Calculated for the ten largest Macquarie Capital Funds businesses based on proportionate EV as at 30 June 2008. EBITDA growth calculated over the Macquarie holding period, over the last 3 years and weighted by proportionate EV. Past performance is not indicative of future results
2. Includes distributions paid by one Macquarie Capital managed fund to another where cross holdings exist
3. Annualised return based on all capital raised, distributions and valuations (market capitalisation for listed funds and net asset value for unlisted funds and managed assets) for Macquarie Capital Funds since inception to 30 September 2008 (listed funds as at 30 September 2008, unlisted funds and managed assets as at 30 June 2008) post fees paid. Calculated on an AUD basis, with cashflows converted at fixed exchange rates (based on the date of listing for listed funds, first close date for unlisted funds, and financial close date for managed assets). Past performance is not indicative of future results
4. Should the unrealised performance fees/carried interest payable by each unlisted fund as at the applicable calculation date be taken into account the total Macquarie Capital Funds annualised return would have been 11% and the total unlisted annualised return would have been 17%. Past performance is not indicative of future results
5. In September 2008 MIG announced an agreement to sell its interest in Lusoponte. This sale is subject to government and lender's consent. Figures reflect impact of Lusoponte sale as per MIG announcement. Returns on realised businesses exclude fund level fees. Past performance is not indicative of future results

Delivering Sustained Business Growth

Macquarie Capital Funds' ten largest businesses[1] with a combined enterprise value of $A78 billion have experienced consistent improvement in operating performance

		Acquisition date	1 year EBITDA Growth[2]	2 year EBITDA CAGR[2]	3 year EBITDA CAGR[2]
Thames Water	Utility (UK)	Dec 06	5%	10%	n/a
APRR	Toll road (France)	Feb 06	7%	10%	n/a
Arqiva[3]	Communications (UK)	Jan 05	9%	3%	n/a
Sydney Airport	Airport (Australia)	Jun 02	9%	10%	9%
407 ETR	Toll road (Canada)	Apr 02	15%	13%	13%
Airwave	Communications (UK)	Apr 07	23%	n/a	n/a
European Directories	Directories (Europe)	Jul 05	11%	5%	n/a
M6 Toll	Toll road (UK)	Sep 00	2%	14%	16%
Wales & West	Utility (UK)	Jun 05	98%[4]	19%[5]	n/a
Brussels Airport	Airport (Belgium)	Dec 04	11%	12%	13%

1 Based on proportionate Enterprise Value as at 30 June 2008, based on Macquarie-managed interest
2 Compound annual growth in EBITDA up to the year ending 30 June 2008. Figures based on management accounts and/or audited financial statements where available.
3 Arqiva acquired National Grid Wireless in April 2007. 1 year EBITDA growth figure has been restated to reflect the growth in the combined business from the year ending 30 June 2007 to the year ending 30 June 2008. 2 year EBITDA CAGR figure provided for Arqiva only.
4 Large growth due to regulatory price increase in 2007
5 Compound annual growth in EBITDA for 2 year period ending 31 March 2008

Approach to Acquiring and Managing Businesses

MACQUARIE

Macquarie is disciplined in acquiring and in managing its businesses

SOURCING, ANALYSING AND ACQUIRING

Experienced global team sourcing, analysing and acquiring businesses

- Businesses are sourced in many ways, including exclusive negotiations, government privatisations and partnering with industry leaders
- Acquisitions are subject to extensive due diligence and must meet stated investment criteria

BUSINESS MANAGEMENT

Team of specialists driving the key strategic and operational activities of the businesses

- More than 200 directors across Macquarie Capital Funds actively managing all aspects of the businesses
- Over 20% of senior executives had industry or operational roles prior to joining Macquarie Capital Funds

CAPITAL MANAGEMENT

Financial expertise to manage capital structure

- Active management of the business capital structure (the appropriate mix of debt and equity) as the business grows, in order to fund future capital expenditure and provide returns to investors.

LONG TERM RETURNS TO SECURITY HOLDERS

Evidence of Investment Discipline

Many businesses are reviewed and not acquired, for reasons including the risk-return profile

- Since inception MIG has reviewed over 160 deal proposals of which it has invested in 32
- Since inception MCG has reviewed over 60 deal proposals of which it has invested in five



EUROPE		NORTH AMERICA	AUSTRALIA	ASIA
Associated British Ports	BAA	Pennsylvania Turnpike	Cross City Tunnel	Tuas (Singapore Genco)
London Stock Exchange	Angel Trains	SH121 Texas Tollway	Lane Cove Tunnel	Singapore Sports Hub
Autobahn Tank & Rast GmbH	Antenna Hungaria	FARAC III toll roads (Mexico)		
London City Airport	BEB & EMGTG	Chicago City Car Parks		
Budapest Airport	T-Systems Media & Broadcast	OOIL (Vancouver & New York ports)		
IVG Gas Caverns	GbmH	Chicago Midway Airport		

Active Business Management

MACQUARIE

There are a number of necessary elements to actively managing the businesses

DE-RISK

Integration

- A transition plan (100 day plan) is developed during the acquisition due diligence, which is implemented by a dedicated team upon acquisition
- Key transition plan activities would include:
  - Confirmation of business plan
  - Ensure ability of business to perform essential activities after change of control
  - Creating framework for internal risk identification and management, reporting, procedures and controls

OPTIMISE

Business management

- Lead development of annual business plans, which would include details on
  - Major capital expenditure programs
  - Efficiency-enhancing projects
  - Specific revenue or marketing initiatives
- Lead development of strategic plans which could include
  - Organisation/management restructures
  - Bolt-on acquisitions
  - Refinancing of debt

MANAGE AND MONITOR

Ongoing management

- Actively monitor performance of business against business plan and make relevant changes
- Actively monitor the implementation of specific projects outlined in the business or strategic plan

Industry and Professional Specialists

Over 20% of senior executives had industry or operational roles prior to joining Macquarie Capital Funds


ROADS


WATER


MEDIA


AIRPORTS


ENERGY AND UTILITIES


COMMUNICATIONS


PORTS


sign here:
REGULATORY


AGED CARE

MACQUARIE



Capital Management of the Businesses

Businesses Demonstrate Resilient Operating Performance & Sustainable Cash Flows

Infrastructure and infrastructure-like businesses demonstrate, through economic and political cycles and shocks, long term resilient cash flows

– Infrastructure businesses deliver essential services to the community and produce highly resilient cash flows which provide an opportunity to deliver value to investors through prudent capital management

– These resilient cash flows underpin the ability of the businesses to sustain appropriate levels of debt over the long term

Passengers, GDP and Airfares



Relative Movement (Rebased to 100 at 1970)
1,200
1,000
800
600
400
200
Oil Shocks (1974-76)
Recession (1980-82)
Recession + Gulf War (1990-92)
9/11, SARS + Iraq War (2001-03)
1970 1973 1976 1979 1982 1985 1988 1991 1994 1997 2000 2003 2007
Passengers
Real Airfares
World GDP

Sources: International Civil Aviation Organization, Air Transport Association and IMF

Sydney Harbour Bridge and Tunnel Average Daily Traffic



Average Daily Traffic
300,000
250,000
200,000
150,000
100,000
50,000
Recession (1957-58)
Oil Shocks (1974-76)
Recession (1980-82)
Recession + Gulf War (1990-92)
9/11, SARS + Iraq War (2001-03)
1945 1949 1953 1957 1961 1965 1969 1973 1977 1981 1985 1989 1993 1997 2002 2007
Traffic

Sources: NSW Roads & Traffic Authority, NSW Government

Principles of Capital Management

A disciplined and tailored approach to capital management is applied at each business

There are a number of key principles in Macquarie's approach to capital management

1. Determine appropriate debt levels
   - Detailed financial analysis is undertaken to determine the appropriate debt level for a business given the business's operating environment, cashflow and risk profile
   - Sensitivity analysis is undertaken to ensure that there is sufficient headroom under various down-side scenarios (e.g. debt service coverage sensitivities)
   - Many third parties review the analyses and undertake their own analysis to validate the appropriateness of the debt (e.g. bank credit committees, credit rating agencies)
2. Actively manage the debt
   - Actively monitor the business's performance and make appropriate adjustments to debt profiles (e.g. term, interest rate hedging)
3. Establish a non-recourse debt structure
   - Debt at each business is non-recourse to the fund, fund shareholders, other fund investments and Macquarie

Capital Management in Current Market

The prudent management of the capital structure of our businesses means Macquarie is able to respond to changes in financial markets and recalibrate the debt and equity funding mix as appropriate

- Whilst the principles of Macquarie's approach to capital management remain unchanged, the financial environment has changed in recent months. Significantly:
  - Debt and equity capital flows have decreased
  - Margins have increased
  - Base interest rates have reduced
- Macquarie is well placed to respond to the changed environment and deliver appropriate capital structures for the businesses in which its managed funds invest because:
  - The majority of the businesses provide essential services to the community
  - The resilient cash flows of the businesses, together with Macquarie's prudent approach to capital management, enable proactive management of debt obligations
  - Macquarie's deep and specialist knowledge of the businesses in which the managed funds invest underpins its ability to continue to arrange appropriate and sustainable capital structures in a changing environment

Capital Management Initiatives - 2008

A range of initiatives have been implemented across the businesses over recent months to ensure ongoing appropriate capital structures

- As part of Macquarie's ongoing focus on delivering value to investors a number of managed funds introduced initiatives to proactively manage the capital profiles of the businesses and reduce potential refinancing risk
- Initiatives include:
  - Macquarie Airports (MAp) partial divestments of Copenhagen and Brussels airports, partial redemption and defeasance of MAp's hybrid issue and intention to buy back up to $A1 billion of MAp securities
  - Macquarie Infrastructure Group (MIG) commencement of a public process for the sale of its 50 per cent interest in Westlink M7 and the sale of its interest in Lusoponte together with a buyback of up to 10 per cent of the current securities on issue
  - Macquarie Communications Infrastructure Group (MCG) divestment of its 28.7 per cent interest in Global Tower Partners and decision to lower distribution guidance and use available cash to repay approximately A$780 million of debt obligations over the next three years. Base fees to be taken in securities until FY10
  - Macquarie Media Group (MMG) decision to evaluate the potential benefits of partial pre-payment of debt ahead of business level debt against other capital management initiatives or the pursuit of acquisitions. MMG has $320m cash on hand
  - Macquarie Infrastructure Company (MIC) announced decision to build and conserve cash and reduce the third quarter distribution. Retained cash will provide flexibility to pay down debt or provide businesses with a buffer against further economic slowdown. Base fees to be taken in stock for Q308 with intention to continue until FY11
  - Macquarie International Infrastructure Fund Limited (MIIFL) decision to repay all corporate debt by 31 December 2009 and change the dividend policy such that MIIF's ordinary dividend will be based on regular operating income from the underlying businesses. MIIF's distribution guidance for 2H08 was lowered accordingly. Base fees will be taken in shares until FY09
  - Macquarie Capital Alliance Group (MCAG) take-private to a new unlisted fund, Macquarie Advanced Investments Partners (MAIP), at a 62 per cent premium to the pre-announcement security price

Business Debt Maturity and Hedging Profile

Macquarie's approach to capital management has delivered a manageable debt maturity profile and a robust hedging profile

- The debt profile of Macquarie Capital managed funds and businesses are robust:
  - 98%[1] of committed debt facilities are held at the business level on a non-recourse basis
  - 4%[1] of debt matures in the next 12 months
  - 86%[1] of debt has been hedged/fixed over the next 12 months

- For the 12 months to 30 September 2008, over $A17b of debt was raised by Macquarie Capital managed funds and businesses. For example:
  - DUET Group secured a $A685m corporate senior debt facility to redeem and cancel POWERS (hybrid securities)
  - 407ETR toll highway in Canada refinanced approximately C$1.2b of debt
  - Autoroutes Paris-Rhin-Rhône a tolled motorway network in France refinanced EUR250m
  - An investor group raised US$435m of debt to facilitate the privatisation of Waste Industries USA. Macquarie Infrastructure Partners was a member of the investor group.

1. As at 30 September 2008

MACQUARIE



Alignment of Interest and Corporate Governance Framework

Strong Alignment of Interests With Investors

A strong alignment of interests between Macquarie and investors

Significant co-investment	— Macquarie and its employees have $A3.9b invested in Macquarie Capital managed funds — 20% of the bonus of all Macquarie Capital Advisors and Funds Executive Directors notionally invested in funds managed by Macquarie Capital Funds
Performance-linked fee structure	— Fees structure linked to fund and business performance — Incentive to outperform relevant benchmarks — Performance of the funds and businesses considered when determining staff remuneration
Robust corporate governance framework	— For listed Macquarie Capital managed funds independent directors comprise a majority of the board — only independent directors can vote on related party transactions which must be undertaken on arm's length terms — Unlisted funds typically have an investor review committee (eg Investor Prudential Review Committee) which must approve all related party transactions and any variations to the fund's investment policy — Approvals may be given on a case by case basis or categorically for certain types of services within an approved fee range
Extensive regulatory supervision and third party scrutiny	— Macquarie is subject to extensive external regulatory supervision

Alignment of Interests – Significant Co-investment

Macquarie and staff have invested $A3.9 billion[1] in Macquarie Capital managed funds

11% ANNUAL RETURN[2]

MACQUARIE GROUP	MACQUARIE CAPITAL FUND INVESTORS	MACQUARIE EMPLOYEES
- Substantial investments in Macquarie Capital managed funds of $A3.2 billion[1] - Listed fund performance fees reinvested in securities - Fee income based on performance of Funds and returns to investors		- Employees have approximately $A700 million[1] invested in Macquarie Capital managed funds - Bonus incentive structure linked to performance of fund(s) for both Macquarie Capital Advisers and Macquarie Capital Funds employees through common bonus pool - 20% of the bonus of all Macquarie Capital advisory and funds Executive Directors notionally invested in Macquarie Capital managed funds and vests over 10 years

1. As at 30 September 2008
2. Annualised return based on all capital raised, distributions and valuations (market capitalisation for listed funds and net asset value for unlisted funds and managed businesses) for Macquarie Capital Funds since inception to 30 September 2008 (listed funds as at 30 September 2008, unlisted funds and managed businesses as at 30 June 2008) post fees paid. Calculated on an AUD basis, with cashflows converted at fixed exchange rates (based on the date of listing for listed funds, first close date for unlisted funds, and financial close date for managed assets). Should the unrealised performance fees/carried interest payable by each unlisted fund as at the applicable calculation date be taken into account, the annualised return would have been 11%. Past performance is not indicative of future results

Appropriate and Aligned Fee Structure

Macquarie's management fees are in line with, if not below, market

Spectrum of Base Management Fees across the Funds Management Industry

WHOLESALE EQUITY FUNDS	RETAIL EQUITY FUNDS	AUSTRALIAN LISTED PROPERTY	LISTED INFRASTRUCTURE	UNLISTED INFRASTRUCTURE	PRIVATE EQUITY	HEDGE FUNDS
0.2% – 0.8%	0.7% – 2.8%	0.6% – 1%	1.0% - 1.5% **Macquarie: 1.1%[1]**	1.0% - 2.0% **Macquarie: 1.5%**	1.5% – 2.5% **Macquarie: 1.5% - 2.0%**	2.0% + **Macquarie: 1.5% - 2.0%**

Performance Fees – designed to align the interests of Investor and Manager

LISTED FUNDS	UNLISTED FUNDS
20% of outperformance over market benchmark or total return hurdle	20% of total return (once threshold met)

1 Weighted average of MIG, MAp, MCG, DUET, MIIF, MIC and MKIF, based on market capitalisation as at 30 September 2008 (DUET and MKIF are included at 50% of market capitalisation to reflect economic ownership of JV manager)

Commitment to Corporate Governance

MACQUARIE

Macquarie's corporate governance framework is consistent with legal and regulatory requirements and superior to industry benchmarks for some categories of funds

Macquarie's corporate governance framework delivers for investors:

- Independent directors / shareholder representative bodies must approve all related party transactions
  - All listed funds have majority independent board of directors
  - Unlisted funds typically have an investor review committee (eg Investor Prudential Review Committee)
- Approvals may be given on a case by case basis or categorically for certain types of services within an fee approved range
- Fee schedules and mandate terms & conditions for related party transactions subject to external benchmark/third party expert review
- Chinese wall separation between advisory services and funds
- Disclosure as to how Macquarie can be removed or replaced as manager of the fund

Proactive Approach to Corporate Governance

Macquarie Capital Funds policies and procedures underpin our commitment to acting in the best interests of investors at all times

– Voluntarily Macquarie Group has developed and implemented a *Funds Management Policy*, compliant with the ASX *Corporate Governance Principles and Best Practice Recommendations*

– Policies and procedures made to be in the best interest of the fund and its investors and consistent with the fund's responsibilities to all stakeholders

– Each fund's corporate governance approach is actively reviewed by the fund's board in light of domestic and international developments and adopted for particular jurisdictional requirements

– Board/management responsibilities are clearly articulated and performance reviews are completed for listed funds

– Policies and procedures in place in relation to disclosure obligations and communications with investors

– Safeguards in place for integrity of financial reporting including risk management policies

– Code of Conduct covering personal conflicts, anti-corruption, whistle blowing policies adopted by each fund

Fund Boards and Independent Directors

Independent directors comprise a majority of the board for all listed Macquarie Capital managed funds

- Independent directors must satisfy strict independence criteria prescribed by the Macquarie Group Board Governance Committee (comprised of independent directors)

- Independent directors are asked to confirm their independence status on appointment, on an annual basis and to notify at any time if they cease to satisfy the criteria

- The importance of having independent directors appropriately determined by objective criteria is acknowledged as being necessary to represent investor interests and optimise the performance of the fund and returns to investors

- All fund directors have a fiduciary duty to act in the best interests of investors

Investor Prudential Review Committee

MACQUARIE

Unlisted funds have Investor Prudential Review Committees

- Unlisted funds are established with a specific, stated mandate and investment criteria
- Unlisted funds have an Investor Prudential Review Committee, comprised of representatives of major investors in the fund
- Role of the Committee generally includes;
  - Approving related party transactions between the fund and Macquarie/Macquarie affiliated entities (including on a standing basis provided certain conditions are met)
  - Approving departures from and changes to the fund's investment mandate
  - Approving the independent auditors of the fund annually

Change to Corporate Governance Framework for Key Australian Infrastructure Funds

MACQUARIE

MIG, MAp and MCG Corporate Governance Arrangements – Appointment of Directors

- New corporate governance initiatives were announced by MIG, MAp and MCG on 22 October 2008
  - Currently there are a majority of independent directors on the boards of MIG, MAp and MCG, and a Macquarie representative. Most of these directors are appointed by Macquarie
  - Going forward, security holders will nominate and elect all directors on a rotational basis[1] and no Macquarie employee will be eligible for nomination. Macquarie intends to abstain from voting its principal investment in relation to the appointment of directors, and financing decisions that require security holder approval such as security issuances or buybacks
  - Changes will be effective by the end of 2008 and take place at the 2009 Annual General Meeting for each fund
- These changes do not impact on the boards' existing rights to:
  - appoint and remove the fund CEO and CFO and participate in their performance reviews
  - make all key investment, divestment and significant operational decisions
- All directors will continue to act in the best interest of security holders both as part of their terms of appointment and under their fiduciary duty
- Macquarie will continue to review its corporate governance framework annually and will commit to these initiatives for a minimum of three years
- These changes did not result from any regulatory requirements
- Note: the majority of directors are elected by security holders of Macquarie Capital managed funds listed on other international exchanges: MIC, MPT, MIIF, MKIF

1. Macquarie Group will give effect to the security holder vote on the appointment of directors through exercising its rights under its company A & B Class Shares and as a shareholder of the responsible entity.

Macquarie Capital Australian Listed Funds Release Management Arrangements

Management Agreements Released – MIG, MAp, MCG, DUET and MMG

- Macquarie has always provided extensive disclosure to investors through the fund corporate governance statement and constitutions of the stapled Trusts in the funds structures which are published on each listed fund website. In addition, the fund annual reports have for some time included all key terms of the advisory/management agreements
- On 22 October 2008 MIG, MAp, MCG, DUET and MMG published the management arrangements for the stapled company/ies in their structures
- The publication of the agreements follows new guidelines set out by the ASX in September 2008 encouraging the publishing of key terms contained in the management agreements and the agreements themselves

Related Party Controls and Protocols and Benchmarked Fees for Services

Related-party transactions with Macquarie are clearly identified and undertaken on arm's length terms

- Fee schedules and mandate terms and conditions on related-party transactions are subject to external benchmarking/third-party expert review, unless the independent directors/Investor Prudential Review Committee determine otherwise, on the basis of appropriate market information or practice
- Only independent fund directors/Investor Prudential Review Committee may vote on related-party transactions with Macquarie
- Macquarie directors do not, unless invited to do so by the independent directors/Investor Prudential Review Committee, participate in any discussions on related-party matters
- Chinese wall (information barrier) separation is imposed between advisory services (Macquarie Capital Advisers) and funds management (Macquarie Capital Funds) within Macquarie Capital
- Macquarie Capital managed funds may co-invest from time to time with other Macquarie Group companies or managed entities
- Co-investment arrangements with related and unrelated entities may include pre-emption and tag-along and drag-along rights in favour of each other, including rights which are triggered on removal of Macquarie Group companies as manager or advisor or if the manager or advisor ceases to be part of the Macquarie Group
- Where such arrangements are put in place, the independent directors / Investor Prudential Review Committee or similar independent governing body obtain separate legal advice as necessary and the arrangements are approved by the independent directors / Investor Prudential Review Committee or similar independent governing body and disclosed to investors

The relationship between Macquarie and Macquarie Capital Funds

- 21% of Macquarie Group's operating income[1] for the 1H09 was derived from specialist funds[2]
- Since inception, less than 10% of capital invested[3] by Macquarie Capital managed funds has been used to acquire businesses from Macquarie Group
  - Where the fund is in establishment or capital raising phase and does not have capacity to complete the acquisition at time of settlement, Macquarie Group may acquire the business in the interim period
- Since inception, less than 10% of capital invested[4] by Macquarie Capital managed funds has been used to acquire businesses from another Macquarie Capital managed fund

1. Operating income includes: base and performance fees; advisory and underwriting fees; and income derived from sales of assets.
2. Includes Macquarie Capital Funds, Real Estate funds and managed asset agreements. For FY08 the proportion of Macquarie Group's operating income derived from specialist funds was 20%.
3. As at 30 September 2008.
4. As at 30 September 2008. Calculated on a pro forma basis to include the acquisition by MEIF 3 of Copenhagen and Brussels airports from MAp which was approved by MAp security holders in October 2008.

MACQUARIE



Valuations and Distributions

Key facts on the relationship between financial accounts, revaluation and distributions for listed Macquarie Capital managed funds

- The majority of businesses owned by listed Macquarie Capital managed funds are not revalued in the accounts
- Revaluations do not impact the return received by investors
- Distributions are not funded from revaluations of businesses and accounting profits
  - Distributions are funded by cash generated from the businesses through a combination of operating performance and capital management. Capital management initiatives primarily stem from improved operating performance driving increases in free cash flow generation.
- All Macquarie Capital managed funds' accounts are prepared in accordance with applicable accounting standards
  - Listed Macquarie Capital managed funds provide additional reporting to improve investor understanding of business performance over time

Purpose of Valuations

The primary purpose of valuations is to assist in the management of the businesses

- Macquarie undertakes valuations of all of the 118 businesses
- The valuation process requires detailed analysis including:
  - Identification of the key value drivers, risks and assumptions of the business
  - Sensitivities to changes in key value drivers
  - Comparisons to the industry
- In some instances, valuations are reported in statutory financial reports in accordance with accounting standards
- Valuations of the businesses are undertaken using market accepted methodologies (eg discounted cash flow analysis or AVCAL[1] guidelines for private equity) and are benchmarked/calibrated regularly to third party transactions and other observable benchmarks

1 The Australian Private Equity & Venture Capital Association Limited

Funding of Distributions

Distributions are funded by cash from businesses, not revaluations or accounting profits

- Across all Macquarie Capital managed funds, distributions are funded by:
  - Cash flows from business operating performance
  - Cash flows from business capital management as a result of improved operating performance
    - Maintaining robust and appropriate mix of debt and equity
- Accounting revaluations have no impact on fund distributions
  - Revaluations do not generate cash, and cash is required to pay distributions
- Macquarie Capital managed funds are generally established to enable distribution of all free cashflow (eg. flow-through trusts and offshore companies)
  - Accounting results do not typically impact the ability to pay distributions


INVESTOR
Distribution
FUND
Cash
BUSINESS

Business Operating Performance Drives Distributions

Since inception, Macquarie Capital Funds have returned $21[1] billion to investors through distributions, returns of capital and security buy-backs

Macquarie Capital Funds' distributions are funded by:

- Cash flows from business operating performance
- Cash flows from capital management as a result of improved operating performance - maintaining robust and appropriate debt levels at the businesses

Distributions, returns of capital and security buy-backs[1]


$bn
6.0
5.0
4.0
3.0
2.0
1.0
0.0
FY2002
FY2003
FY2004
FY2005
FY2006
FY2007
FY2008
1H2009
One-off proceeds 2
Distributions

1. Includes distributions paid by one Macquarie Capital managed fund to another where cross holdings exist. For years ending 31 March.
2. One-off proceeds include initiatives such as capital returns and buybacks relating to MIG, Hills Motorways, MAG, FLIERS, MCAG and TICkETS

Distribution Coverage

A majority of fund distributions are fully covered by operating cash flows

Fund[1]	Stock Exchange	Market Capitalisation ($Ab)[2]	Distribution Policy	Distribution Coverage[3]
MIG	ASX	5.5	Funded through operating cash flows, plus surplus cash, having regard to five-year cash flow forecast	54%[4] – portfolio is weighted to development and ramp-up
MAp	ASX	4.6	Intention to broadly align with operating cash by FY2010	79% operating cash coverage
DUET	ASX	1.6	100% of distributable income	Full operating cash coverage
MCG	ASX	1.4	Below cash earnings until post August 2011 to reduce outstanding debt obligations	Full operating cash coverage
MIC	NYSE	0.8	Cash Available for Distribution ("CAD") subject to keeping prudent reserves[5]	Full operating cash coverage
MMG	ASX	0.6	100% of net operating earnings	Full operating cash coverage
MIIF	SGX	0.5	Distributions from operating income after fund expenses	Full operating cash coverage[6]
MPT	TSX	0.3	Maximise distributions from available cash less expenses and obligations	Full operating cash coverage

1. Excludes Macquarie Korea Infrastructure Fund (MKIF), which did not publicly release operating cash flow coverage data for the period ending 30 June 2008
2. As at 30 September 2008 converted to AUD using the closing exchange rate
3. Coverage calculated with respect to distributions for the financial year ending 30 June 2008, except for MAp, MIC and MPT which are based on the half year ending 30 June 2008
4. 55%-65% expected distribution coverage by proportionate earnings for 12 months to 30 June 2009
5. CAD is a non-GAAP measure that provides additional insight into MIC's operating performance and generation of cashflow
6. Based on distribution guidance for the six months to 31 December 2008

MACQUARIE



Macquarie Capital Funds – Fund Snapshots

All figures provided for IRR and market capitalisation are as at 30 September 2008, except where otherwise indicated.

IRR is the annualised return based on all capital raised, distributions and market capitalisation for Macquarie Capital Funds since inception to 30 September 2008.

Business portfolios of funds as at 30 September 2008, except where otherwise indicated.

Macquarie Infrastructure Group

A listed fund that invests in toll roads around the world

About MIG (MIG:ASX)

MIG is one of the world's largest private toll road developers, with a significant proportion of its businesses in the development or ramp-up stages, providing strong growth potential.
More info: www.macquarie.com/mig

Performance

IRR: 11.4%[1]

Business portfolio

Australia
- Westlink M7 (50% interest)[2]

Canada
- Highway 407 ETR (30.0% interest)

UK
- M6 Toll (100% interest)

France
- Autoroutes Paris-Rhin-Rhône (APRR) (20.4% interest)

US
- Skyway (22.5% interest)
- South Bay Expressway (50.0% interest)
- Dulles Greenway (50.0% interest)
- Indiana Toll Road (25.0% interest)

Portugal
- Vasco da Gama Bridge[3] (30.6% interest)
- 25th April Bridge[3] (30.6% interest)

Germany
- Warnow Tunnel (70.0% interest)

MIG facts

- Listed: December 1996
- ASX Top 40
- Security holders: Approx 44,700
- Market capitalisation: $A5.5b

1 Annualised return based on all capital raised, distributions and market capitalisation since inception to 30 September 2008 post fees paid. Past performance is not indicative of future results.
2 In August 2008, MIG announced the public sale of its 50% interest in Westlink M7. Financial close is anticipated by 31 January 2009.
3 In September 2008, MIG announced an agreement to sell its interest. The sale is subject to government and lenders' consent. Financial completion is expected by the end of 2008.

Macquarie Airports

MACQUARIE

A listed fund that invests in airports globally

About MAp (MAP:ASX)

MAp has acquired a portfolio of high quality airport businesses with strategically appealing characteristics such as dominant market position, under-developed commercial opportunities, a capacity to expand services, and potential to increase returns by optimising capital structures.
More info: www.macquarie.com/map

Performance

IRR: 13.9%[1]

Business portfolio

Australia
- Sydney Airport (72.1% interest)

Denmark
- Copenhagen Airports (53.7% interest)[2]

Japan
- Japan Airport Terminal (14.9% interest)

UK
- Bristol Airport (35.5% interest)

Belgium
- Brussels Airport (62.1% interest)[2]

Mexico
- Grupo Aeroportuario del Sureste de Mexico S.A. de C.V. (7.8% interest)

MAp facts

- Listed: April 2002
- ASX 50
- Security holders: Approx 36,500
- Market capitalisation: $A4.6b

1 Annualised return based on all capital raised, distributions and market capitalisation since inception to 30 September 2008 post fees paid. Past performance is not indicative of future results.
2 In October MAp received security holder approval to divest 26.9% of its interest in Copenhagen Airports and 26.1% in Brussels Airport to MEIF 3.

Macquarie Communications Infrastructure Group

A listed fund that invests in communications infrastructure businesses globally

About MCG (MCG:ASX)	MCG invests in communications infrastructure in OECD and OECD-like countries, with potential investments including broadcast transmission towers, wireless communications facilities, and satellite and cable infrastructure. MCG targets businesses with predictable cashflows, revenue growth potential through increased service to new and existing customers, an available significant shareholding, and an experienced management team. More info: www.macquarie.com/mcg
Performance	IRR: (3.4)%[1]
Business portfolio	**Australia** – Broadcast Australia (100% interest) **UK** – Arqiva[2] (48% interest) – Airwave (50% interest)
MCG facts	– Listed: August 2002 – ASX Top 150 – Security holders: Approx 17,000 – Market capitalisation: $A1.4b

1 Annualised return based on all capital raised, distributions and market capitalisation since inception to 30 June 2008 post fees paid. Past performance is not indicative of future results.
2 Arqiva acquired 100% of National Grid Wireless in April 2007.

Macquarie Korea Infrastructure Fund

MACQUARIE

A listed fund investing in Korean infrastructure businesses

About MKIF (088980:KRX, MKIF:LSE)	MKIF is Korea's first listed infrastructure fund, and is managed by Macquarie Shinhan Infrastructure Asset Management Company Limited, a joint venture between Macquarie and Shinhan Financial Group. MKIF targets investments in infrastructure projects in Korea, primarily PPI projects, such as toll roads, ports and subways. MKIF was established in 2002 as an unlisted fund and subsequently listed on the Korea Exchange and London Stock Exchange in 2006. More info: www.macquarie.com/mkif	
Performance[1]	– IRR (to listing): 31.8% – IRR (since listing): (1.9%)	
Business portfolio[2]	**Korea** **(Operating businesses)** – Gwangju 2nd Beltway Section 1 (100% interest) – Gwangju 2nd Beltway Section 3-1 (75% interest) – Soojungsan Tunnel (100% interest) – Baekyang Tunnel (100% interest) – Cheonan-Nonsan Expressway (60% interest) – Woomyunsan Tunnel (36% interest) – Daegu 4th Beltway East (85% interest) – Incheon International Airport Expressway (24.1% interest) – Machang Bridge (100% interest)	**(Under construction)** – Seoul Subway Line 9, Section 1 (24.5% interest) – Seoul-Chuncheon Expressway (15% interest) – Yongin-Seoul Expressway[3] (35% interest) – Incheon Grand Bridge (41% interest) – Seosuwon-Osan-Pyungtaek Expressway[4] (-% interest) – Busan New Port Phase 2-3 (30% interest)
MKIF facts	– Established: December 2002 – KRX Top 100	– Security holders: Approx 3,000 – Market capitalisation: KRW1.8 trillion ($A1.9b)

1 Annualised return based on all capital raised, distributions and valuation (IPO proceeds for "to listing", market capitalisation for "since listing") post fees paid. Past performance is not indicative of future results.
2 The percentage figure in each business is shown as a percentage ownership of the concession company.
3 MKIF has an option to acquire an additional 32.0% equity interest after two years of operation
4 MKIF's investment consists of subordinated loans to the concession company. MKIF has a second ranking pre-emptive right over the issue of new shares and the transfer of existing shares in the concession company (after existing shareholders)

Macquarie International Infrastructure Fund

A listed fund that invests in infrastructure businesses around the world, with a focus on Asia

About MIIF (M41:SGX)	MIIF was formed to own and operate a diverse group of infrastructure businesses in Asia and around the world. It has invested directly and indirectly in a portfolio of infrastructure businesses globally, and in the future, it will focus on investing directly in Asian infrastructure businesses. More info: www.macquarie.com/miif	
Performance	IRR: (12.2%)[1]	
Business portfolio	**China** – Hua Nan Expressway (81% interest) – Changshu Xinghua Port (38.0% interest) **Taiwan** – Taiwan Broadband Communications (20.0% interest) – Miaoli Wind[3] (100%)	**Canada** – Leisureworld (55.0% interest) **UK** – Arqiva[2] (8.7% interest) – Macquarie European Infrastructure Fund (6.3% interest)
MIIF facts	– Listed: May 2005	– Security holders: Approx 6,900 – Market capitalisation: S$577m ($A508m)

1. Annualised return based on all capital raised, distributions and market capitalisation since inception to 30 September 2008 post fees paid. Past performance is not indicative of future results.
2. Arqiva acquired 100% of National Grid Wireless in April 2007
3. Formerly known as infraVest Wind.

Macquarie Infrastructure Company

MACQUARIE

A listed company that invests in infrastructure businesses in the US

About MIC (MIC:NYSE)	MIC is a US-based infrastructure company listed on the New York Stock Exchange that owns, operates and invests in a diversified group of infrastructure businesses in the US. These businesses include airport services, district energy, off-airport parking, gas production and distribution and bulk liquid storage terminals. More info: www.macquarie.com/mic	
Performance	IRR: (15.4%)[1]	
Business portfolio	**US** – Airport Services (100% interest) – Airport Parking Business (87.9% interest) – Bulk Liquid Storage Terminal Business (50.0% interest) – District Energy (100% interest) – Gas Production and Distribution Business (100% interest)	
MIC facts	– Listed: December 2004 – Security holders: Over 68,000	– Market capitalisation: US$594m ($A752m)

1 Annualised return based on all capital raised, distributions and market capitalisation since inception to 30 September 2008 post fees paid. Past performance is not indicative of future results.

Macquarie Media Group™

A listed fund that invests in media businesses globally

About MMG (MMG:ASX)	MMG is an ASX listed media fund which seeks to combine operational expertise from quality media operators with Macquarie's financing and acquisition expertise to access investments across the media sector globally. MMG seeks to provide investors with stable cash yields, the benefits of organic growth through market growth and business performance improvement, as well as growth through acquisition. More info: www.macquarie.com/mmg
Performance	IRR: (11.3)%[1]
Business portfolio	**Australia** – Macquarie Southern Cross Media (100% interest) **US** – American Consolidated Media (100% interest)
MMG facts	– Listed: November 2005 – ASX Top 200 – Security holders: Approx 7,000 – Market capitalisation: $A570m

1 Annualised return based on all capital raised, distributions and market capitalisation since inception to 30 September 2008 post fees paid. Past performance is not indicative of future results.

DUET Group

A listed fund that invests in energy utility infrastructure

About DUET (DUE:ASX)	DUET is an ASX listed owner of energy utility infrastructure businesses managed by a 50:50 joint venture company owned by Macquarie and AMP Capital Investors. DUET invests in energy utility businesses in OECD countries that are either regulated or have predominantly contracted revenue streams. DUET targets businesses with predictable cashflows and invests in businesses which provide diversification of energy source, geography, regulatory regimes and operator. More info: www.duet.net.au	
Performance	IRR: 9.4%[1]	
Business portfolio	**Australia** – Multinet Gas Holdings (79.9% interest) – United Energy Distribution (66.0% interest) – Dampier to Bunbury Natural Gas Pipeline (64.9% interest[2]) – AlintaGas Networks (25.9% interest)	**US** – Duquesne Light (29.0% interest)
DUET facts	– Listed: August 2004 – ASX Top 200	– Security holders: Approx 15,500 – Market capitalisation: $A1.6b

1 Annualised return based on all capital raised, distributions and market capitalisation since inception to 30 September 2008 post fees paid. Past performance is not indicative of future results.
2 As at 30 June 2008. Reducing to 60% as other equity owners pay up their partly paid units

Macquarie Power & Infrastructure Income Fund

A listed trust investing in North American infrastructure businesses, with an emphasis on power infrastructure and Canadian businesses

About MPT (MPT.UN:TSX)	MPT is a Toronto Stock Exchange listed income fund that invests in North American infrastructure businesses, with an emphasis on power infrastructure and a preference for Canadian businesses. It aims to acquire and actively manage a high-quality portfolio of long-life businesses to improve their financial performance and provide growing and sustainable distributions to unitholders for the long term. More info: www.macquarie.com/mpt
Performance	IRR: (5.9%)[1]
Business portfolio	**Canada** – Cardinal (100% interest) – Leisureworld (45.0% interest) – Erie Shores Wind Farm (100% interest) – Hydro Power Businesses (100% interest) – Whitecourt (biomass facility) (100% interest) – Chapais (biomass facility) (31.3% interest[1])
MPT facts	– Listed: April 2004 – Unitholders: Approx 19,000 – Market capitalisation: C$294m ($A350m)

1 Annualised return based on all capital raised, distributions and market capitalisation since inception to 30 September 2008 post fees paid. Past performance is not indicative of future results.
2 31.3% interest in one of Chapais' two classes of preferred shares

Macquarie European Infrastructure Funds – MEIF 1, MEIF 2 & MEIF 3

Unlisted funds investing in European infrastructure businesses

About the MEIFs	The MEIFs are wholesale funds focusing on investments in high-quality infrastructure businesses in developed European countries. The MEIFs aim to invest in businesses that provide essential services to the community with strategic competitive advantage and sustainable and predictable cashflows. Investors in the MEIFs are primarily pension funds and other institutional investors seeking long-term, stable returns. MEIF 1 and MEIF 2 are now closed to new investors. MEIF 3 will continue to accept commitments into 2009.		
Business portfolio	**Sweden** – Arlanda Express (100% interest) **Belgium** – Brussels Airport (10.0% interest)[3] **France** – Autoroutes Paris-Rhin-Rhône (APRR) (20.4% interest) – Compteurs Farnier (100% interest) **Germany** – Techem A.G. (98.2% interest) – GWE (98.8% interest)	**UK** – Wales & West Utilities (44.6% interest)[1] – MEIF Renewables (100% interest)[2] – Wightlink (100% interest) – Bristol Airport (50.0% interest) – Thames Water (35.6% interest)[4] – National Car Parks (99.8% interest) – Arqiva (20.9% interest)[5] – Airwave (50.0% interest) – Condor Group (100% interest)	
MEIFs facts	**MEIF 1** – Established: April 2004	**MEIF 2** – Established: May 2006	**MEIF 3** – Established: March 2008

1. Combined stake. MEIF 1: 31.0%, MEIF 2: 13.6%
2. MEIF Renewables is predominantly UK-based. Comprises EPR Sweden, EPR France, EPRL (UK), RES, Asset Energia Solar, Solpex Energia Solar and CLP Envirogas.
3. In August 2008, Macquarie Airports (MAp) announced that MEIF 3 had agreed to purchase interests in Copenhagen Airports (26.9%) and Brussels Airport (26.1%) from MAp.
4. Combined stake. MEIF 1: 12.4%, MEIF 2: 23.2%
5. Arqiva acquired 100% of National Grid Wireless in April 2007. Represents economic interest.

Macquarie Infrastructure Partners – MIP & MIP II

Unlisted funds investing in North American infrastructure businesses

About the MIPs	The MIPs are unlisted funds that intend to earn income directly and indirectly from infrastructure businesses and businesses with similar characteristics. They are closed-ended 10-year funds with possible extensions and invest in businesses located in the United States and Canada. MIP II may also invest in businesses located in Mexico. MIP is closed to new investors, while MIP II is open to new investors.	
Business portfolio	**US** - Aquarion Company (55.0% interest) - Duquesne Light (22.1% interest) - Chicago Skyway (22.5% interest) - South Bay Expressway (50.0% interest) - Dulles Greenway (50.0% interest) - Indiana Toll Road (25.0% interest) - Global Tower Partners (84.8% interest)[1] - Penn Terminals (100.0% interest) - Puget Energy (31.8% interest)[2] - Waste Industries (32.5% interest)	**Canada** - Halterm Limited (100.0% interest) - Fraser Surrey Docks (100.0% interest) - A-25 Completion Project (100.0% interest)
Facts	**MIP** - Established: May 2006	**MIP II** - Established: March 2008

1 Combined stake. MIP: 56.2%, MIP II: 28.7%
2 Investment is subject to regulatory approval and/or other closings conditions.

An unlisted Korean infrastructure fund

About MKOF	MKOF was established under Korean Indirect Investment Asset Management Business Act to provide Korean and non-Korean investors with opportunities to invest in infrastructure type businesses such as energy, power, gas, water, cable television, communications, broadcasting, media infrastructure, social infrastructure, transport infrastructure and general infrastructure.
Business portfolio	**Korea** - SK E&S Gas Distribution (49.0% interest) - Hanjin Pacific Corporation - Japanese, Taiwanese container terminals (40.0% interest) - West Sea Power/ West Sea Water (100% interest) - C&M (25% interest) **US** - Total Terminals International - US container terminals (40.0% interest) **Taiwan** - Taiwan Broadband Communications (60.0% interest)
Details	- First close: Dec 2005

• This factsheet does not constitute a solicitation of capital commitments by MKOF. It is not MKOF's intention to solicit capital commitments via this factsheet.

Macquarie Essential Assets Partnership

An unlisted fund investing in essential infrastructure businesses in North America

About MEAP	MEAP was established to provide Canadian investors with exposure to essential infrastructure businesses across North America, including regulated electricity, water and public-private transportation businesses. MEAP is closed to new investors.
Business portfolio	**Canada** – AltaLink electricity transmission network (23.1% interest) – Sea to Sky Highway Improvement Project (100% interest) – Edmonton Ring Road Project (100% interest) **US** – Aquarion Company (33.3% interest)
MEAP facts	– Established: May 2003

Global Infrastructure Funds

MACQUARIE

Unlisted funds investing in infrastructure and infrastructure-like businesses in OECD and OECD-like countries

About the funds

GIF II and GIF III are both 10-year, closed-end funds which target businesses characterised by their sustainable competitive advantage, and look to add value to investments through active management.

GIF II is closed to new investors while GIF III is open to new investors.

Business portfolio

GIF II

UK

- Wales & West Utilities (5.2% interest)
- Arqiva (0.7% interest)[1]

Belgium

- Brussels Airport (3.0% interest)

New Zealand

- Retirement Care New Zealand (49.9% interest)

Poland

- DCT Gdansk (63.8% interest)

Spain

- Itevelesa (38.8% interest)

US

- Duquesne Light (6.6% interest)

France

- Trois Sources & Lomont Windfarms (100% interest)

GIF III

US

- Global Tower Partners (6.6% interest)

Australia

- Hobart International Airport (50.1% interest)

New Zealand

- Retirement Care New Zealand (24.4% interest)

France

- Pisto SAS (27.9% interest)

GIFs facts

GIF II

- Established: Sep 2003

GIF III

- Established: Dec 2006

1 Arqiva acquired 100% of National Grid Wireless in April 2007. GIF II did not participate in the Arqiva funding for NGW because it was fully invested. As a result, GIF II's economic interest was reduced from 1.4% to 0.7%.

The African Funds

Unlisted funds investing in and developing a diverse range of sub-Saharan infrastructure businesses

About the funds

The African funds are managed by joint ventures between Macquarie and Old Mutual Investment Group (OMIGSA) and Kagiso Trust Investments (KTI) of South Africa. South Africa Infrastructure Fund (SAIF) and African Infrastructure Investment Fund (AIIF) have currently invested in a portfolio of infrastructure projects, including toll roads and airports, providing local investors with an opportunity to benefit from the unique characteristics of infrastructure and at the same time contribute to regional infrastructure and economic development.

The Kagiso Infrastructure Empowerment Fund (KIEF) is the largest pool of dedicated infrastructure equity, designated as Black Economic Empowerment (BEE) equity in the region.

Business portfolio

SAIF

South Africa

- Trans African Concessions (44.3% interest)
- N3 Toll Concessions (28.0% interest)
- Bakwena Platinum Corridor Concessionaire (25.0% interest)

Tanzania

- Kilimanjaro Airport Development Company (30.0%)

AIIF

South Africa

- Trans African Concessions (23.2% interest)
- N3 Toll Concessions (10.2% interest)
- Neotel (SNO) (5.4% interest)
- Kelvin Power Station (37.2% interest)

KIEF

South Africa

- Neotel (SNO) (2.6% interest)
- Kelvin Power Station (10.2% interest)

African fund facts

SAIF	AIIF	KIEF
– Established: June 1996	– Established: January 2004	– Established: September 2006

Macquarie Private Equity Group (MPEG) – MAIP and MGOP

Unlisted funds making private equity investments in a diverse range of businesses with "privileged cash flows"

About

The MPEG funds make private equity investments in a diverse range of businesses. They focus on businesses with privileged market positions, established business models, predictable cash flows and available growth options. The MPEG funds do not invest in core infrastructure businesses.

Business portfolio

Australia

- Regis Group (46% interest)

US

- AIR-serv (60% interest)
- Sentient (private aviation - 100% interest)
- Petermann (school buses - 93% interest)

Canada

- New World Gaming (19% interest)

Netherlands

- European Directories (38% combined interest)

UK

- Red Bee Media (93% interest)

MPEG facts

MAIP

- Macquarie Advanced Investment Partners
- MAIP is closed to new investors
- Established: 2008

MGOP

- Macquarie Global Opportunities Partners
- Established: 2007

Macquarie Special Situations Fund

An unlisted hybrid co-investment fund targeting shorter term opportunistic investments globally alongside Macquarie Capital balance sheet

About MSSits	MSSits is an unlisted hybrid co-investment opportunities vehicle with liquidity features. The fund aims to generate absolute returns through the economic and market cycles by co-investing alongside Macquarie Capital in special situations globally. MSSits targets a sub-24 month investment horizon and its investment mandate includes: – Shorter term unlisted (private market) opportunities – for example, growth or expansion capital, or situations created by market dislocations, regulatory changes, undercapitalised balance sheets, or specific industries out of favour with investors; – Catalyst investments in publicly traded situations; and – Distressed debt opportunities. MSSits is an open-ended fund.
Business portfolio	**US** – Harley Marine Services – Express Energy Services
MSSits facts	– Established: May 2008

Retirement Villages Group

An unlisted fund investing in retirement village businesses in Australia and New Zealand

About RVG	RVG is an open-ended wholesale fund with a liquidity review every ten years. It is jointly managed by a specialist management company owned by FKP, Australia's largest retirement village owner and operator, and Macquarie Capital. RVG is the largest retirement village provider in the combined Australia and New Zealand market.
Business portfolio	**Australia** – RVG NSW (100% interest) – RVG Victoria (100% interest) – RVG ZIG (100% interest) **New Zealand** – Metlifecare (82% interest) – Private Lifecare (100% interest)
RVG facts	– Established: October 2007

MACQUARIE



Real Estate Funds

SPECIALIST FUNDS QUARTERLY
SEPTEMBER 2008



Macquarie Real Estate Provides Broad Real Estate Offering

MACQUARIE

A diverse global business with a unique blend of real estate and financial expertise

Macquarie Real Estate Capital

Funds management

- Sponsors, creates and manages specialist listed and unlisted real estate investment trusts in some of the world's major capital markets

Real estate investment banking

- Creates unique real estate opportunities by drawing on market leading expertise and varied capital sources to deliver customised solutions

Land development

- Undertakes various development activities across Australia, Asia, South Africa and the US in the residential and commercial sectors

Asset and property management

- Delivers a range of services encompassing real estate acquisition and disposal, tenant relations, development, refurbishment, facilities and financial management

Real estate research

- Provides strategic advice on opportunities and risks to the real estate businesses and Macquarie Group clients

Joint ventures

- Participates in joint ventures on development projects, property acquisitions and funds management

Macquarie Real Estate Structured Finance

- The Real Estate Structured Finance (RESF) division is a leading provider of financing solutions for real estate projects and clients across all major real estate sectors
- Services include procurement of real estate project financing
- Specialises in full finance solutions encompassing development finance, acquisition and repositioning, tailored financing and structuring complex transactions
- The division actively participates in joint ventures with clients

Key areas of expertise:

- Real estate project origination
- Real estate project finance underwriting
- Senior debt, mezzanine debt and equity funding
- Joint venture participation
- Risk participation finance
- Debt capital

Business Activities

Proven experience across the spectrum of real estate activities

Opportunity identification	Finance & structuring	Securitisation	Funds management	Asset & property management	Development
Sourcing real estate investment opportunities across the globe	Mitigating risks for investors Creating tax efficient structures Using innovative funding solutions to maximise returns	Placing real estate assets into funds Principal/underwriting roles Capital raisings: - listed/unlisted - institutional/retail	Managing listed and unlisted funds	Driving property performance of existing assets through hands on asset and property management including leasing, marketing, refurbishment and redevelopment	Major greenfield developments

Notable successes

Opportunity identification	Finance & structuring	Securitisation	Funds management	Asset & property management	Development
• Nine Chinese retail malls for MWREF[1] • Sale of $2.0b Macquarie ProLogis Trust – US Industrial • MCW's first European acquisitions in Germany and Poland	• Ocean's Edge Palm Cove, Queensland • Freemans Site, London • Long Beach, California	• Macquarie Goodman Hong Kong Logistics Fund[1][2] • Macquarie Direct Property Fund • MGPA Fund series[1]	• Macquarie Real Estate Equity Funds • Macquarie Prime REIT[3] • MGPA Japan Core Plus Fund[1]	• Formation of Macquarie Real Estate Management Services • MOF leases 52% of City Central in Milan within 9 months of acquisition	• Urban Pacific's master planned communities of Fernbrooke, Sanctuary, Westwood and Springthorpe • MLE's WhiteWater World • New seven storey building at 2 Market Street, Sydney for MOF

(1) Managed by associates of Macquarie. MGPA Japan Core Plus Fund is managed by MGPA.
(2) On 28 October 2008, Macquarie announced it has sold its interests in the Hong Kong platform of Macquarie Goodman Asia to joint venture partner Goodman Group.
(3) On 28 October 2008, Macquarie entered into a sale and purchase agreement to sell its 26% interest in Macquarie Prime REIT and its 50% interest in Prime REIT Management Holdings.

A Global Real Estate Platform

- The Macquarie Real Estate team (including associates):
  - comprises over 1,500 staff located in 31 locations across 15 countries
  - manages over 700 properties valued at over A$36b (as at 30 September 2008)
  - portfolio comprises seven listed and 24 unlisted real estate vehicles

UK
- Macquarie Real Estate Capital
- Macquarie Real Estate Structured Finance
- MGPA

Europe
- Macquarie Office Trust
- Macquarie CountryWide Trust
- MGPA (offices in Germany, Luxembourg and France)

USA
- Macquarie Real Estate Capital
- Macquarie Real Estate Structured Finance
- Macquarie DDR Trust
- Macquarie CountryWide Trust
- Macquarie Office Trust
- Macquarie Leisure Trust Group
- Medallist Developments

China
- Macquarie Real Estate Capital
- MGPA
- First China Property Group
- MWREF - shopping malls
- Macquarie Prime REIT*

South Korea
- Macquarie Real Estate Capital
- MCO CR-REIT
- Macquarie NPS REIT
- MGPA

Malaysia
- MGPA

Japan
- Macquarie Real Estate Capital
- MGPA
- Macquarie Goodman Asia via J-REP
- Macquarie Prime REIT*
- Macquarie Office Trust



Australia
- Macquarie Real Estate Capital
- Macquarie Real Estate Structured Finance
- Macquarie Direct Property syndicates
- MREEF Funds
- Macquarie CountryWide Trust
- Macquarie Office Trust
- Macquarie Leisure Trust Group
- Medallist Developments
- Urban Pacific Limited
- St Hilliers JV
- MREMS

South Africa
- Macquarie Real Estate Capital
- Medallist Developments

India
- Macquarie Real Estate Capital
- Milestone Communities

Singapore
- MGPA
- Macquarie Prime REIT*
- Macquarie Direct Property Fund

Hong Kong
- Macquarie Real Estate Capital
- MGPA
- Macquarie Goodman Asia**

New Zealand
- Macquarie CountryWide Trust
- Macquarie Leisure Trust Group

*On 28 October 2008, Macquarie entered into a sale and purchase agreement to sell its 26% interest in Macquarie Prime REIT and its 50% interest in Prime REIT Management Holdings.
**On 28 October 2008, Macquarie announced it has sold its interests in the Hong Kong platform of Macquarie Goodman Asia to joint venture partner Goodman Group.

Multiple Investment Strategies

MACQUARIE



Developed Markets
Core Real Estate
Listed & Unlisted
Office
Retail
Industrial
Residential
Listed / Unlisted Entity Investment
Development
Funds management
Asset services
Business operations
Development of Assets
Office
Retail
Industrial
Residential
Emerging markets
China
India
Latin & South America
South Africa
Alternative Real Estate
Wireless Ground leases
Theme parks & marinas
Self storage
Structured debt products
Debt securitisation

- Many niche strategies
- Flexibility in investing strategies:
  - In partnership or in-house
  - Investment in other investment management platforms
  - Investment in adjacent businesses

Fund Performance

MACQUARIE

Global Index performance



FTSE EPRA/NAREIT Global index
FTSE EPRA/NAREIT Asia Index
FTSE EPRA/NAREIT North America Index
FTSE EPRA/NAREIT Europe Index
S&P/ASX 200 AREIT Accumulation Index
FTSE NAREIT US REIT Index
Macquarie REITS
1000
900
800
700
600
500
400
300
200
100
0
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

REITs managed by entities within Macquarie Real Estate and its associates have provided strong risk-adjusted returns and performed comparatively with global REIT indices since inception

	Macquarie REITS	FTSE EPRA/NAREIT Global Index	FTSE EPRA/NAREIT Asia Index	FTSE EPRA/NAREIT North America Index	FTSE EPRA/NAREIT Europe Index	S&P/ASX 200 AREIT Accumulation Index	FTSE NAREIT US REIT Index
Annualised return since 9/12/93	8.69%	8.98%	5.59%	13.41%	9.54%	9.12%	11.95%
Annual volatility	18.16	20.32	26.29	19.45	26.08	16.63	17.97

Accumulated return on the Macquarie Real Estate & associate managed REITs is calculated assuming that an investor acquired an initial portfolio on 9 December 1993 (weighted by market capitalisation at that date) and then participated (pro rata) in every capital raising undertaken by each Macquarie Real Estate and associate managed REITs over the period shown. Macquarie Real Estate managed REITs currently included in the index are MOF, MCW, MLE, MDT. Past performance is not a reliable indicator of future performance.
Source: Macquarie Real Estate September 2008, Bloomberg, EPRA.

Strong Growth in Assets under Management


A$b
40
35
30
25
20
15
10
5
0
Jun-87
Jun-96
Dec-96
Jun-97
Dec-97
Jun-98
Dec-98
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07
Dec-07
Jun-08
Macquarie Office Trust
Development and Opportunity Funds
Direct Property Trusts
Macquarie Prime REIT*
Macquarie Goodman Hong Kong Logistics Fund**
Macquarie NPS REIT
Macquarie CountryWide Trust
Macquarie Leisure Trust Group
Macquarie DDR Trust
MWREF
J-REP

These figures exclude the Macquarie Industrial Trust which started with ~$64m AUM and merged with Goodman Hardie to become the Goodman Group which has $18.7b (as at 30 June 2008) in AUM. Past performance is not a reliable indicator of future performance. All figures as at 30 September 2008 and includes associates.

*On 28 October 2008, Macquarie entered into a sale and purchase agreement to sell its 26% interest in Macquarie Prime REIT and its 50% interest in Prime REIT Management Holdings.
**On 28 October 2008, Macquarie announced it has sold its interests in the Hong Kong platform of Macquarie Goodman Asia to joint venture partner Goodman Group.

Global Expertise in all Major Sectors

Assets by sector


Diversified A$2,749m 8%
Leisure A$3,714m 10%
Retail A$10,315m 28%
Office A$12,306m 34%
Residential A$3,833m 11%
Industrial A$3,332m 9%

Assets by region


North America A$10,277m 28%
Australia/NZ A$7,221m 20%
Europe A$2,878m 8%
Asia A$15,873m 44%

All figures as at 30 September 2008 and includes associates.

Strong Underlying Asset Fundamentals

Macquarie REITs are focused on:

- Managing high quality, income producing assets that provide strong cash flows from long term leases
- Delivering enhanced returns through appropriate gearing and risk management policies

Expert asset management delivers long term performance – AREIT occupancy and leasing profiles

Occupancy levels/Leased rate


Total portfolio occupancy/Leased rate (%)
100
95
90
85
80
75
70
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07
Dec-07
Jun-08
■ MDT* ■ MCW** □ MOF***

*Includes all occupied space and space for which there are signed leases.
**Excludes properties under redevelopment.
***Includes letters of intent.

Lease expiry profiles


% of Portfolio Lettable Area Expiring
70%
60%
50%
40%
30%
20%
10%
0%
6.0%
6.0%
3.8%
8.1%
10.0%
7.5%
8.7%
13.0%
8.7%
11.3%
16.0%
6.8%
10.6%
8.0%
7.7%
47.1%
43.0%
61.9%
FY09
FY10
FY11
FY12
FY13
FY14+
■ MCW* □ MOF ■ MDT

*Includes master leases in Germany.
Excludes vacancies.

All figures as at 30 June 2008 unless otherwise stated.

Debt Funding and Gearing Status

Macquarie Real Estate actively manages the debt funding of the funds it manages

- All Australian listed AREITs remain within covenants
- Debt facilities provided by diverse funding sources
- Debt maturities actively spread to mitigate the effect of changing market conditions

Gearing and interest coverage

	Gearing		Interest coverage	
	Actual*	Trust covenant	Actual	Trust covenant
MDT	57.1%[1]	<65%	2.5x	>2.00x
MCW	49.9%[2]	N/A	2.2x[3]	N/A
MOF	51.3%[4,5]	<60%	2.4x	>2.00x
MLE	34.4%[6]	<45%	4.6x	>4.00x

1. Covenant gearing.
2. Debt to total assets.
3. Calculated using underlying earnings and look-through finance costs.
4. Total liability (incl. deferred tax liability) to total tangible assets (look-through basis).
5. Calculated on net debt basis where cash of $25.8m held as collateral against CMBS Series 1 notes.
6. Total liabilities to total tangible assets of the Trust.

Macquarie listed AREITs' debt maturity profile


A$(M)
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
FY 09
FY 10
FY 11
FY 12
FY 13
FY 14
FY 15
FY 16
> FY 17
■ A$ CMBS
■ € CMBS
□ ¥ Bank Debt
■ US$ Sourced Bank Debt
■ US$ CMBS
■ € Bank Debt
□ Multi-Currency Bank Debt
■ A$ Bank Debt
□ Syndicate Bank Debt
■ US$ Private Loans
■ Aust Sourced US Bank Debt

All figures as at 30 June 2008 unless otherwise stated.

Innovation in Australia and Asia

- Pioneered sector-specific REITs
- Executed the first CMBS program for a REIT to reduce debt costs for investors
- Created the first property trust Reset Preference Units
- First to establish value adding joint ventures for REITs investing in US assets
- Refined the concept of financiers sharing risk with real estate developers, pioneering Risk Participation Loans
- First approved foreign asset management company authorised to manage REITs in Korea
- Successful listing of the first foreign managed REIT in Korea
- Pioneered investment by foreign capital in China's housing boom
- Launched one of the first wholesale funds investing in core retail real estate in China
- Issued the first CMBS secured against a Chinese real estate portfolio
- Stapling of the Macquarie Leisure Trust and operating company to provide investors with exposure to the complete leisure business
- Largest foreign REIT manager in Korea in terms of assets under management

Global Leaders and Macquarie Real Estate

- Joint ventures and strategic alliances with some of the world's largest and most successful companies
  - Facilitated growth of existing vehicles offshore
  - Enabled the formation of co-branded property vehicles

BrandywineRealtyTrust
Macquarie Office Trust's joint venture partner and property manager at One and Three Christina Center in Delaware

DEVELOPERS DIVERSIFIED REALTY
Macquarie's joint venture partner in the management of Macquarie DDR Trust

J.P.Morgan Asset Management
Macquarie Office Trust's joint venture partner in Wachovia Financial Centre, Miami

Maguire
Macquarie Office Trust's joint venture partner in Southern California

NPS National Pension Service
Macquarie's co investment partner in South Korea

Principal Global Investors
Provides strategic advice to Macquarie Office Trust in the US

regency centers
Macquarie CountryWide Trust's main joint venture partner in the US

STILES CORPORATION
Macquarie Office Trust's joint venture partner in SunTrust Financial Centre, Tampa

STORAGE KING
Macquarie Real Estate and MGPA's co-investment partner in the UK self storage real estate sector

The DESCO Group
Macquarie CountryWide Trust's co-investment partner in the US

WCP Wireless Capital Partners, LLC
Macquarie Real Estate's joint venture partner in US wireless cell towers

Joint Venture Businesses

MGPA

- MGPA is an independently managed private equity real estate investment advisory company focused on real estate investment in Asia and Europe
- MGPA is owned by its Senior Management Team and the Macquarie Group

Macquarie Goodman Asia*

- A 50/50 joint venture between Macquarie and Goodman Group
- Set up in 2005 to establish an industrial real estate management platform in key target Asian markets
- Established the Macquarie Goodman Hong Kong Logistics Fund

Milestone Communities

- A joint venture with Steve Waugh to develop masterplanned sports themed residential communities in India and other countries as agreed by the joint venture partners

St Hilliers Property Pty Ltd

- An Australian based property developer and fund manager
- 49% owned by the Macquarie Group

Macquarie Pacific Star

- Joint venture between Macquarie and Investmore Enterprises Ltd
- Provides Macquarie Prime REIT with property and REIT management services

J-REP

- J-REP is a listed specialist logistics property company offering a range of services including brokerage, research & consulting, development construction, asset & property management
- Macquarie Goodman Japan (a 50/50 joint venture between Macquarie and Goodman) owns 52.9% of J-REP

MGPA | Goodman+ | St Hilliers | MILESTONE COMMUNITIES | Macquarie Pacific Star | J-REP

*On 28 October 2008, Macquarie announced it has sold its interests in the Hong Kong platform of Macquarie Goodman Asia to joint venture partner Goodman Group.
**On 28 October 2008, Macquarie entered into a sale and purchase agreement to sell its 26% interest in Macquarie Prime REIT and its 50% interest in Prime REIT Management Holdings.

Asset Management Capabilities

- Macquarie Asset Services Limited is the asset and property management arm of Macquarie Real Estate
- Provides a range of services to Macquarie Real Estate's funds that seek to maximise real estate performance and returns to investors
  - Acquisitions
  - Development management
  - Due diligence
  - Tenant relations
  - Leasing
  - Shopping centre management
  - Property and facilities management
  - Financial operations
  - Budgeting and procurement
  - Regulatory compliance
  - Occupational health and safety services
  - Environmental sustainability
  - Asset redevelopment and refurbishment
  - Disposals


DEVELOPMENT
MASL SERVICE DELIVERY
ASSET MANAGEMENT
DISPOSALS

Macquarie Real Estate's award winning land development businesses specialise in world class masterplanned communities

UrbanPacific
Inspired thinking inspirational places

Urban Pacific Limited

- An independently branded wholly owned subsidiary of Macquarie Group
- Recognised leader in conceiving and delivering major residential communities and integrated housing developments
- There are currently 21 projects throughout Australia worth over $5.5 billion
- In 2005 Urban Pacific was awarded an unprecedented three of seven National UDIA awards (Urban Renewal, Masterplanned Development and Environmental Excellence)
- In 2006, Urban Pacific was awarded by FIABCI the 'Creator of the World's Best Address' for its Kensington Banks masterplanned development

MEDALLIST

Medallist

- Medallist is a recognised market leader of golf course and real estate development
- The exclusive golf branded real estate specialist owned by Macquarie Group and Greg Norman's Great White Shark Enterprises, and managed by Urban Pacific Limited
- Current active projects in Australia, US and South Africa
- In 2005 Medallist received three gold Best in America Living Awards (BALA) for Community of the Year and the Best Specialty Room for Lakeside Lodge at Wild Heron, Florida

MACQUARIE



Real Estate Funds – Fund Snapshots

Macquarie Office Trust

Leading Australian listed Real Estate Investment Trust investing in high grade office properties in Australia, US, Western Europe and Japan

About MOF (ASX: MOF)	Aims to provide a sustainable income stream to maximise value in the underlying assets through active asset management Dedicated asset management teams in Australia, Europe and US responsible for asset and portfolio strategy and leasing Management committed to strengthening the balance sheet through prudent and conservative approach to capital management Revised distribution policy to reflect underlying property earnings with the view to provide sustainable unitholder value More info: www.macquarie.com.au/mof
Performance	Annualised return since listing: 7.70%
MOF facts	– Listed: December 1993 – Security holders: Approx 29,943 – Market capitalisation: $A1.6b – No. of properties: 43 – Assets under management: $7.2b – Unit price: $A0.78 – NTA per unit: $A1.63* – FY09 yield: 11.5%**

*After period end distributions and excluding deferred tax liability.
**Based on FY09 distribution guidance in FY08 results presentation
All figures as at 30 September 2008 unless otherwise stated.

A listed Real Estate Investment Trust investing in grocery anchored retail real estate across Australia, New Zealand, US and Europe

About MCW (ASX: MCW)	Aims to provide superior total returns and a secure income stream Emphasis on retail properties anchored by market leading grocery retailers – non-discretionary retail spending Strong track record of maximising property performance through active asset management and redeveloping/refurbishing assets Joint venture with Regency Centers Corporation (NYSE:REG) and the DESCO Group in the US and with a private investor in New Zealand More info: www.macquarie.com.au/mcw
Performance	Annualised return since listing: 8.91%
MCW facts	– Listed: November 1995 – Security holders: 14,420 – Market capitalisation: $A1.3b – No. Properties: 264 – Assets under management: $A6.1b – Unit price: $A0.95 – NTA per unit: $A1.79 – FY09 Distribution yield: 11.%*

*Based on FY09 distribution guidance provided in FY08 results presentation.
All figures as at 30 September 2008 unless otherwise stated.

Macquarie Leisure Trust Group

Leading owner and operator of leisure assets in Australia, New Zealand and the US

About MLE (ASX: MLE)	Aims to provide superior total returns and a secure income stream Positioned to capture the operational efficiencies and growth opportunities that arise from being an integrated leisure business Portfolio of 99 properties, including Dreamworld, WhiteWater World, d'AlboraMarinas, AMF Bowling, Kingpin Bowling, Goodlife Health Clubs and Main Event Entertainment in the US More info: www.macquarie.com.au/mle
Performance	Annualised return since listing: 16.21%
MLE facts	– Listed: July 1998 – Security holders: 7,792 – Market capitalisation: $A350m – No. of properties: 99 – Assets under management: $A0.8b – Unit price: $A1.48 – NTA per unit: $A1.62 – FY09 yield: 13.2%*

*Based on FY08 distribution paid.
All figures as at 30 September 2008 unless otherwise stated.

Macquarie DDR Trust

A listed Real Estate Investment Trust investing in high quality value and convenience retail property in the US

About MDT (ASX: MDT)	Aim to deliver secure income with the potential of capital growth Joint venture with Developers Diversified Realty (NYSE:DDR), a leading US owner and manager of value and convenience property Macquarie DDR predominantly targets properties which are: - projected to provide both long term growth and earnings stability -generally located in major metropolitan US markets -anchored by leading value and convenience retailers such as; Wal-Mart, TJX Companies, Kohls, Best Buy, PETSMART and OfficeMax More info: www.macquarie.com.au/mdt
Performance	Annualised return since listing: -13.85%
MDT facts	– Listed: November 2003 – Security holders: 6,341 – Market capitalisation: $A292m – No. of properties: 81 – Assets under management: $A2.8b – Unit price: $A0.31 – NTA per unit: $A1.07* – FY09 Distribution yield: 15.0%**

* After distribution and excluding deferred taxes.
** Based on FY09 distribution guidance provided in FY08 results presentation.
All figures as at 30 September 2008 unless otherwise stated.

Macquarie PRIME REIT

A Singapore REIT that invests in retail and commercial office assets in prime locations across Asia

About MMP REIT	Macquarie Pacific Star, a joint venture between Macquarie and Investmore Enterprises, provides MP REIT with property and REIT management services The current portfolio consists of - 2 landmark properties on Orchard Road, Singapore - 7 well located prime retail assets in Tokyo, Japan - 1 quality retail-focused asset in Chengdu, China Tenants comprise a range of luxury and high street fashion brands including Chanel, Burberry, Zara, FCUK, GAP and Nike On 28 October 2008, Macquarie entered into a sale and purchase agreement to sell its 26% interest in Macquarie Prime REIT and its 50% interest in Prime REIT Management Holdings. More info: www.macquariepacificstar.com
Performance	Annualised return since listing: -2.69%
MMP REIT facts	– Listed: September 2005 – Market capitalisation: $793m – No. of properties: 10 – Assets under management: $S1.9b – Unit price: $S0.83 – NTA: $S1.61 – FY08 yield: 8.6%*

*Based on MP REIT's closing price at 30 September 2008 and actual annualised distribution for 2Q 2008.
All figures as at 30 September 2008 unless otherwise stated.

Macquarie Central Office CR-REIT

MACQUARIE

Korean REIT investing in a prime office building

About MCO CR-REIT	Aims to provide stable income and liquidity A listed fund with a five year investment period Macquarie Real Estate's first REIT in Korea and first foreign managed REIT MCO CR-REIT has significantly outperformed original prospectus projections. Distributions currently represent a yield of over 18.2% based on cost (circa 9.0%*** based on current share price) Investment in 22-storey Kukdong Building with 75,253sqm of gross floor area in the fringe CBD, Seoul, Korea. The building is within walking distance to major transportation nodes, amenities and entertainment areas
Performance	Annualised return since listing: 33.76%*
MCO CR-REIT facts	– Listed on KRX : January 2004 – Security holders: 1,217 holders – Market Capitalisation:A$163m – Asset under management: $A184m** – No. of properties: one commercial/office building – Unit price: KRW10,100 – Current yield:9.03%***

* Based on initial offering price of KRW5,000 and share price as at 30 September 2008 of KRW 10,100 plus all dividends paid to date
**AUM based on acquisition price of asset.
*** Based on annualised last announced half year dividend and share price as at 30 September 2008.

All figures as at 30 September 2008 unless otherwise stated.

Macquarie NPS REIT

A Korean wholesale fund investing in stabilised office and retail properties in Korea

About M-NPS REIT	Long term acquisition driven REIT established in September 2007, with a 10 year fixed life Acquired two office buildings in Seoul, as initial seed assets Aims to provide long-term stable income Co-investment agreement with Korean National Pension Service (NPS) to grow assets under management up to $A1 billion (KRW500b equity)
M-NPS REIT facts	– Established in September 2007 – Security holders: 2 – Asset under management: $A235m – No. of properties: two commercial/office buildings – Major shareholders: Korean National Pension Service (89.98%) and Macquarie (10.02%)

All figures as at 30 September 2008 unless otherwise stated.

Macquarie Goodman Hong Kong Logistics Fund (MGHKLF)

Wholesale fund investing in industrial property in Hong Kong

About **MGHKLF**	Managed by Macquarie Goodman Asia – a joint venture between Macquarie and Goodman Group that expands our funds management platform into Asia Fund has provided an annualised return of 18.6% per annum up to 30 September 2008, since inception Current portfolio of 17 logistics properties in Hong Kong valued at approximately HK$9.0 billion Located in markets adjacent to major logistics infrastructure As the gateway to China, Hong Kong is one of the most important ports for global trade, creating favourable conditions for industrial property ownership On the ground capabilities with approximately 300 staff On 28 October 2008, Macquarie announced it has sold its interests in the Hong Kong platform of Macquarie Goodman Asia to joint venture partner Goodman Group

Macquarie Direct Property Fund (MDPF)

An open ended unlisted fund investing in and actively managing a growing portfolio of direct property, unlisted wholesale funds and listed property securities

About MDPF

Aims to provide regular, tax deferred income and attractive total returns

Invests across real estate sectors with an initial weighting to Australian office markets

Fund size at $A1,052m, up from $A236m at inception (Jan 06)

Applications and withdrawals from the Fund are on hold as of 25 August 2008 allowing the Manager to manage capital, maintain quarterly distributions and protect the interests of all unitholders given current market conditions

Performance

Fund performance to 30 September 2008

Fund size $A1.05b

	Retail	Wholesale
Total return for the year to 30 September 08 *	-0.75%	-0.44%
Total return since inception (Jan 06) **	14.74%	15.22%
Distribution for June qtr (cpu)	2.00	2.10

* The performance figures are calculated net of fees and assumes distribution reinvestment.
**Cum distribution.

All figures as at 30 September 2008 unless otherwise stated.

Macquarie Property Income Fund (MPIF)

MACQUARIE

An open ended, unlisted fund borrowing to invest in a range of listed property securities

About MPIF

Aims to provide high after tax income (payable quarterly) and capital growth

Seeks to amplify returns from listed property securities through gearing

The Fund's multi-manager investment approach reduces risk and offers access to the skills of leading fund managers – Macquarie Investment Management Limited and Credit Suisse Asset Management Australia Limited

These managers select the underlying property securities while fund borrowings are managed on a daily basis by Macquarie Direct Property

Performance

Fund performance to 30 September 2008*

Gross Fund size $A56m (ex distribution)

Total return since inception (Jun 03)	-4.99%
Distribution for Sep qtr	N/A

*The performance figures are calculated net of fees and assumes distribution reinvestment.

All figures subject to final audit confirmation.

All figures as at 30 September 2008 unless otherwise stated.

Macquarie Real Estate Equity Funds are a series of wholesale real estate development funds

About MREEF

MREEF combines the financial capability, resources and skills of Macquarie with leading and experienced local development partners

Series of funds allowing investors to source development and value add opportunities across a wide range of sectors

Expected to roll out new funds to meet pipeline and investor demands

Macquarie Real Estate manages and invests in the funds, which are currently participating in projects with an end value of more than $A3.7b

When fully invested, the forecast gross development value across the whole series of funds is expected to be more than $A3.9b

MREEF facts

Fund	Launched	Equity Subscribed $Am	No. Projects
MREEF1	Feb 2002	33	4
MREEF2	June 2003	50	5
MREEF3	Sep 2004	65	7
MREEF4	Aug 2004	35	4
MREEF5	Dec 2005	117	11
MREEF6	Dec 2007	70	2
MREEF7	Dec 2007	69	6
Total		439	39

MGPA Unlisted Funds

Closed end private equity real estate capital wholesale funds

About MGPA unlisted funds

Lend Lease Global Properties SICAF

- $US529m of equity commitments
- Combined gross asset value of more than $US2.6b since inception
- At full investment 87 properties in 12 countries across Asia and Europe
- Single assets, portfolios, operating companies and developments
- Currently in divestment phase, only one assets remains

MGPA Global Fund II

- $US1.3b of equity commitments (two thirds Asia, one third Europe)
- 73 properties in 11 countries with an investment amount of $US4.7b*

MGPA Japan Core Plus Fund

- $US865m equity raised – 47% committed
- Purchased or committed to acquire 64 properties across the residential, office and retail sectors (1 property realised to date), with an investment amount of $US1.4b*

MGPA Global Fund III

- $US5.2b equity raised
- 41% committed with 10 properties in seven countries and an investment amount of A$6.4b*

MGPA is an associate of Macquarie.

* Figures as at 30 June 2008.

Macquarie owns 49% of St Hilliers Property, manager of three unlisted enhanced property funds and has completed development projects worth more than $A1b

About St Hilliers Enhanced Property Funds	St Hilliers Property is a leading Australian private property developer of commercial, industrial, bulky goods and residential projects with completed development projects worth more than $A1b Established funds management platform in 2004 with currently three unlisted enhanced property funds

St Hilliers Enhanced Property fund 1 (SHEP 1)

- Closed in December 2004 with $A23.6m in equity raised
- Property end value of $A63.3m
- Fund wound up in March 2008 with return to investors after fees and expenses of 17.5% per annum

SHEP 2

- Closed in March 2006 with $A20.0m in equity raised
- Property end value forecast of $A61.8m
- Return on equity target of 15%

SHEP 3

- Closed September 2007 with $A50m in equity raised
- Property end value forecast of $A130.0m
- Return on equity target of 15%

St Hilliers Development to Core Fund

- Closed May 2008 with A$200m in equity raised
- Fund will target investments in commercial office, industrial, bulky goods and retail assets
- Return on equity target during development phase of 18%
- Return on equity during core phase of 300 BPS above 10-year government bond rate

MWREF

One of the first core retail property wholesale funds investing in the People's Republic of China (China)

About MWREF	Long term investment in a geographically diversified and growing portfolio of core China retail property Launched in November 2006 Comprising nine shopping mall assets in nine cities across China Joint venture between a leading Chinese nationwide developer and Macquarie bringing together a track record of China real estate property management and development capabilities together with international funds management expertise Strategically positioned fund to take advantage of economic growth and sustained increases in consumer demand in China The fund targets attractive total returns and stable income toward the top end of returns for core funds

J-REP is a Japanese based logistics property specialist providing a range of brokerage, asset management, funds management and development services

About J-REP	J-REP has been listed since June 2006 on the high growth and emerging companies dedicated Mothers Board of the Tokyo Stock Exchange J-REP has a current market capitalisation as at 30 September 2008 of ¥13.78 billion (A$115 million) with assets under management of ¥112billion (A$1.1 billion) as at 30 June 2008 In May 2007, Macquarie and Goodman Group made a strategic entity level investment into J-REP via the acquisition of a 52.9% majority stake in J-REP through Macquarie Goodman Japan Pte Limited ("MGJ") Properties managed by J-REP are diversified across Japan, with the majority (53%) located in the greater Kanto region with 65% of the properties over 30,000sqm. A total of 45% of the portfolio consists of development assets

MACQUARIE



Funds List

SPECIALIST FUNDS QUARTERLY
SEPTEMBER 2008

Funds List - Assets under management

The tables in this section provide information that can be used as a general basis for the calculation of funds management base fees. It also indicates Macquarie's ownership of the management company and holding in the relevant fund.

Funds management base fees for Real Estate, Macquarie Funds and Banking and Financial Services funds are closely aligned with the AUM measure. However, base fees of Macquarie Capital Funds are more closely aligned to an equity under management (EUM) measure, which is explained overleaf and shown in the table on page 118

	Ownership of management company (%)	Listing date	Stock Exchange/ASX Code	Holding (%)[2]	Assets under management[1] As at Sep 08 $Am	Mar 08 $Am	Sep 07 $Am
Real Estate							
J-REP managed funds[3]	26	Jun 06	Listed on TSE	26	**469**	433	221
Macquarie Central Office Corporate Restructuring REIT	100	Jan 04	Listed on KRX	20	**181**	191	213
Macquarie CountryWide Trust	100	Nov 95	MCW	10	**6,060**	5,688	5,226
Macquarie DDR Trust	50	Nov 03	MDT	2	**1,400**	1,276	1,321
Macquarie Leisure Trust	100	Jul 98	MLE	5	**834**	832	760
Macquarie Prime REIT	50	Sep 05	Listed on SGX	26	**1,010**	904	695
Macquarie Office Trust	100	Nov 93	MOF	7	**7,189**	6,940	6,477
Total listed Real Estate					**17,143**	16,264	14,913
Total unlisted Real Estate					**8,585**	7,268	3,801
Total Real Estate					**25,728**	23,532	18,714
Macquarie Funds							
Fixed interest, currency and commodities					**25,794**	27584	30462
Listed equities					**9,131**	9254	10192
Infrastructure securities					**2,842**	3231	4459
Structured and specialist investments					**2,758**	2809	3005
Real estate securities					**2,366**	2922	5877
Funds of private equity funds					**1,107**	822	705
Affiliates and other					**754**	632	1074
Total Macquarie Funds					**44,752**	47254	55774
Banking and Financial Services							
Brook Asset Management[4]					**1,025**	1,060	660
Macquarie Cash Management Trust					**16,109**	17,599	18,063
Other unlisted Banking and Financial Services					**4,111**	4,419	4,936
Total Banking and Financial Services					**21,245**	23,078	23,659
Macquarie Capital (refer EUM)					**147,505**	138,149	125,928
Total AUM					**239,230**	232,013	224,075

1. AUM is calculated as the proportional ownership interest in the underlying assets of funds and mandated assets that Macquarie actively manages for the purpose of wealth creation, adjusted to exclude cross-holdings in funds and reflect Macquarie's proportional ownership interest of the fund manager.
2. Holding at 30 September 2008 represents Macquarie's participating interest in the fund, excluding amounts held through True Index funds and their controlled entities.
3. J-REP Co. Limited is a listed fund manager on the Tokyo stock exchange. Through a joint venture with Goodman Group, Macquarie acquired an interest in J-REP in June 2007, and therefore its fund management activities.
4. In February 2008, Macquarie acquired the remaining 51% of Brook Asset Management.

Equity under management

MACQUARIE

The Macquarie Capital Funds business tracks its funds under management using an equity under management (EUM) measure. EUM is considered the most appropriate measure as the calculation of Macquarie Capital Funds' base management fee income is closely aligned with EUM. EUM differs from the Macquarie-wide assets under management (AUM) measure and is determined as follows:

Type of equity investment	Basis of EUM calculation
Listed funds	Market capitalisation at the measurement date plus underwritten or committed future capital raisings
Unlisted funds	Committed capital from investors at the measurement date less called capital subsequently returned to investors
Hybrid instruments	Face value of TICkETS and of exchangeable bonds
Managed assets[1]	Invested capital at measurement date

1. Managed assets include
a) third party equity invested in Macquarie Capital Funds managed businesses where management fees may be payable to Macquarie, and
b) interests in businesses held directly by Macquarie and managed by Macquarie Capital Funds, acquired with a view that they may be sold into new or existing Macquarie Capital Funds managed funds


EUM
Underwritten or committed future capital raisings
Market capitalisation
EUM
Committed capital
Listed funds
Unlisted funds

If the fund is managed through a joint venture with another party, the EUM amount is then weighted based on Macquarie's proportionate economic interest in the joint venture management entity. At 30 September 2008, this applied to Macquarie Korea Infrastructure Fund and Diversified Utility and Energy Trust (DUET), which are weighted at 50% as outlined in the table overleaf, and some other unlisted funds.

Where a fund's EUM is denominated in a foreign currency, amounts are translated to Australian dollars at the exchange rate prevailing at the measurement date.

Funds List - Equity under management

	Ownership of management company (%)	Listing date	Stock Exchange/ ASX Code	Holding (%)[1]	Equity under management As at Sep 08 $Am	Mar 08 $Am	Sep 07 $Am
Listed funds							
ConnectEast Group	100[2]	Nov-04	CEU	3	**1,289**	2,002	2,093
DUET Group	50	Aug-04	DUE	6	**817**	929	1,016
Macquarie Airports	100	Apr-02	MAP	20	**4,640**	5,551	7,476
Macquarie Communications Infrastructure Group	100	Aug-02	MCG	18	**1,371**	2,204	3,125
Macquarie Infrastructure Company	100	Dec-04	Listed on NYSE	7	**752**	1,433	1,903
Macquarie Infrastructure Group	100	Dec-96	MIG	13	**5,492**	6,683	7,732
Macquarie International Infrastructure Fund	100	May-05	Listed on SGX	11	**508**	815	1,070
Macquarie Korea Infrastructure Fund	50	Mar-06	Listed on KRX and LSE	4	**950**	1,201	1,394
Macquarie Media Group	100	Nov-05	MMG	22	**570**	791	924
Macquarie Power & Infrastructure Income Fund[3]	100	Apr-04	Listed on TSE	1	**350**	425	533
Total Macquarie Capital Funds equity under management – Listed funds[4]					**16,739**	22,034	27,266
Unlisted funds							
Macquarie European Infrastructure Fund I and II					**10,931**	10,557	9,818
Macquarie Infrastructure Partners					**5,063**	4,380	4,506
Macquarie Korea Opportunities Fund					**1,274**	1,348	1,247
Other unlisted funds[4]					**11,060**	8,208	4,916
Total Macquarie Capital Funds equity under management – Unlisted funds					**28,328**	24,493	20,487
Less Macquarie Capital Funds managed funds' investments in other Macquarie Capital Funds					**(354)**	(446)	(564)
Total Macquarie Capital managed funds equity under management – Listed and unlisted funds					**44,713**	46,081	47,189
Hybrid instruments[5]					**1,318**	1,848	1,854
Managed businesses					**7,158**[6]	7,112	7,195
Total Macquarie Capital Funds Equity Under Management					**53,187**	55,041	56,238

1. Holding at 30 September 2008 represents Macquarie's participating interest in the fund, excluding amounts held through True Index funds and their controlled entities.
2. ConnectEast Management Limited (CEML), a wholly-owned subsidiary of Macquarie, is the responsible entity of ConnectEast Investment Trust and ConnectEast Holding Trust ("the trusts"), for which it is paid a fee of approximately $1 million per annum (indexed to CPI). CEML has outsourced the day-to-day management of the ConnectEast Group to ConnectEast Pty Limited, a company wholly-owned by the trusts.
3. Excludes Class B exchangeable units.
4. In August 2008, Macquarie Capital Alliance Group (MCAG) security holders approved Macquarie Advanced Investment Group's proposal to privatise MCAG. Following the completion of this transaction MCAG delisted. Figures have been re-stated for prior periods, by reclassifying MCAG's EUM from listed to unlisted.
5. Hybrid instruments include Tradeable Interest-Bearing Convertible to Equity Trust Securities (TICkETS) issued by Macquarie Airports Reset Exchange Securities Trust and Exchangeable Bonds issued by Macquarie Communications Infrastructure Group.
6. Includes $A0.7billion of equity invested by Macquarie in businesses managed by Macquarie Capital Funds.

MACQUARIE



Base & Performance Fee Basis

SPECIALIST FUNDS QUARTERLY
SEPTEMBER 2008

Fund	Base Fees			Performance Fees					Other Conditions
	%	Basis	Payable	Criteria	Benchmark	Value Of Fee	Scrip/cash	Period	
DUET Group (DUE)	1.00% pa	Of Net Investment Value (NIV)[1]	Quarterly in arrears	Out-performance of the benchmark	S&P/ASX 200 Industrials Accumulation Index	20% of out-performance	Payable to the Manager in cash, however the Manager may apply to re-invest in scrip[2]	Six monthly in arrears	If the return is less than the benchmark in any period, the amount of the deficit is carried forward.
Macquarie Airports (MAP)	1.50% pa 1.25% pa 1.00% pa	Of the first $A500 million of NIV Of the next $A500 million of NIV In excess of $A1 billion of NIV	Quarterly in arrears	Out-performance of the benchmark	MSCI World Transportation Infrastructure Index (excluding MAp) in local currency	20% of out-performance	Payable to the Manager in cash, however the Manager may apply to re-invest in scrip[2]	Six monthly in arrears	If the return is less than the benchmark in any period, the amount of the deficit is carried forward. If the return is greater than the benchmark but no Performance Fee is payable, the surplus is carried forward.
Macquarie Communications Infrastructure Group (MCG)	1.50% pa 1.25% pa 1.00% pa	Of the first $A500 million of NIV Of the next $A500 million of NIV In excess of $A1 billion of NIV	Quarterly in arrears	Out-performance of the benchmark	S&P/ASX 200 Industrials Accumulation index	20% of out-performance	Scrip, subject to six months notice of any variation	Six monthly in arrears	If the return is less than the benchmark in any period, the amount of the deficit is carried forward.

[1] NIV for any quarter equals: average market capitalisation of the Fund over the last 10–20 trading days (as relevant) of the quarter (or entire quarter for MKIF); plus amount of any external borrowings by the Fund at the end of the quarter (excluding asset level borrowings); plus amount of any firm commitments to make further investments at the end of the quarter; less fund level cash at the end of the quarter.

[2] The decision to accept or reject the application will be made by the non-executive directors of the manager and/or company as appropriate.

Base and Performance Fee Basis - Listed Macquarie Capital Funds

MACQUARIE

Fund	Base Fees			Performance Fees					Other Conditions
	%	Basis	Payable	Criteria	Benchmark	Value Of Fee	Scrip/cash	Period	
Macquarie Infrastructure Company (MIC)	1.50% pa 1.25% pa 1.00% pa	Of the first $US500 million of NIV Of the next $US1 billion of NIV In excess of $US1.5 billion of NIV	Quarterly in arrears	Out-performance of the benchmark	Weighted average of the MSCI US IMI/Utilities Index and the MSCI Europe Utilities Index (in US dollars) based on net asset value split between investments in the US and Europe	20% of out-performance	Payable to the Manager in cash, however the Manager may elect to reinvest in scrip	Quarterly in arrears	If the return is less than the benchmark in any period, the amount of the deficit is carried forward. If the return is greater than the benchmark but no Performance Fee is payable, the surplus is carried forward.
Macquarie Infrastructure Group (MIG)	1.25% pa 1.00% pa	Of the first $A3 billion of NIV In excess of $A3 billion of NIV	Quarterly in arrears	Out-performance of the benchmark	S&P/ASX 300 Industrials Accumulation index	15% of out-performance	Payable to the Manager in cash, however the Manager may apply to reinvest in scrip[2]	Annually, payable in three equal annual instalments	Second and third instalments are payable subject to MIG's continued out-performance of the benchmark. If the return is less than the benchmark in any period, the amount of the deficit is carried forward.
Macquarie International Infrastructure Fund (MIIF)	1.50% pa	Of NIV	Quarterly in arrears	Out-performance of the benchmark	Fixed 8% pa	20% of out-performance	Payable to the Manager in cash, however the Manager may elect to reinvest in scrip	Quarterly in arrears	The portion of fees received by other Macquarie entities for MEIF, in relation to MIIF's holding of the investment is deducted from the MIIF base fee to ensure no doubling up on fees earned by the Macquarie Group. If the return is less than the benchmark in any period, the amount of the deficit is carried forward.

[2] The decision to accept or reject the application will be made by the non-executive directors of the manager and/or company as appropriate

Listed Macquarie Capital Funds

Fund	Base Fees			Performance Fees					Other Conditions
	%	Basis	Payable	Criteria	Benchmark	Value Of Fee	Scrip/cash	Period	
Macquarie Korea Infrastructure Fund (MKIF)	*If (NIV + firm commitments)[4] is less than or equal to KRW1.5 trillion* 1.15% pa *plus* 1.25% pa *If (NIV + firm commitments)[4] is greater than KRW1.5 trillion* 1.15% pa *plus* 1.05% pa *plus* 1.25% pa *plus* 1.10% pa	 Of firm commitments Of NIV Of KRW1.5 trillion multiplied by proportion of (NIV + firm commitments) represented by firm commitments Of the excess of (NIV + firm commitments) over KRW1.5 trillion multiplied by proportion of (NIV + firm commitments) represented by firm commitments Of KRW1.5 trillion multiplied by proportion of (NIV + firm commitments) represented by NIV Of the excess of (NIV + firm commitments) over KRW1.5 trillion multiplied by proportion of (NIV + firm commitments) represented by NIV	Quarterly in arrears	Out-performance of the benchmark	Fixed 8% pa	20% of out-performance	Payable to the Manager in cash, however the Manager may elect to reinvest in scrip to the extent permitted by law	Quarterly in arrears	If the return is less than the benchmark in any period, the amount of the deficit is carried forward.

[4] NIV for MKIF does not include firm commitments.

Base and Performance Fee Basis - Listed Macquarie Capital Funds

MACQUARIE

Fund	Base Fees			Performance Fees					Other Conditions
	%	Basis	Payable	Criteria	Benchmark	Value Of Fee	Scrip/cash	Period	
Macquarie Media Group (MMG)	1.50% pa	Of NIV	Quarterly in arrears	Out-performance of the benchmark	6% plus Annual CPI Change	20% of out-performance	Payable to the Manager in cash, however the Manager may apply to reinvest in scrip[2]	Quarterly in arrears	If the return is less than the benchmark in any period, the amount of the deficit is carried forward. If the return is greater than the benchmark but no Performance Fee is payable, the surplus is carried forward.
Macquarie Power & Infrastructure Income Fund (MPT)	$C1,775,000 pa (CPI adjusted) plus negotiable increment for further assets acquisitions		Monthly in arrears	Distributable cash per security exceeds benchmark	Distributable cash of $C0.95 per security per annum	25% of excess distributable cash	Cash	Annually	N/A

[2] The decision to accept or reject application will be made by the non-executive directors of the manager and/or company as appropriate.

Fund	Base Fees			Performance Fees					Other Conditions
	%	Basis	Payable	Criteria	Benchmark	Value Of Fee	Scrip/cash	Period	
Macquarie CountryWide Trust (MCW)	0.45% pa	Of total assets of the Trust up to $A700 million	Six monthly, with quarterly payment on account	Trust performance measured every six months compared with benchmark performance	Retail Property Trust Accumulation Index	5% of total increase in unitholder value from outperformance	Paid by issue of units in Trust	Six months	Payment of total fees is subject to an 80 basis points ceiling per year (except where the Trust has outperformed its sector peers continuously over a three-year period). Any fees earned which exceed this limit are deferred until later periods (irrespective of future out/underperformance). Any underperformance in prior periods must be earned back before a performance fee becomes due.
	0.40% pa	Of total assets of the Trust over $A700 million				15% of increased unitholder value above 2% pa outperformance	Issue price of units based on the 10-day weighted average price of units sold on the ASX from the ex-distribution date		
Macquarie DDR Trust (MDT)	0.45% pa	Of total assets of the Trust.	Six monthly, with quarterly payment on account	Trust performance measured every six months compared with benchmark performance	S&P/ASX 200 Property Accumulation Index	5% of total increase in unitholder value from outperformance	Paid by issue of Trust units and/or shares in US REIT (REIT Performance Shares) or in cash in certain circumstances	Six months	Payment of total fees is subject to an 80 basis points ceiling per year. Any fees earned which exceed this limit are deferred until later periods (except where the Trust has outperformed its sector peers continuously over a three year period). Any underperformance in prior periods must be earned back before a performance fee becomes due.
		Indirect proportionate interest in fair market value of the properties in the US partnership and any other Trust assets				15% of increased unitholder value above 2% pa outperformance	Issue price of units based on the 10 day weighted average price of units sold on the ASX from the ex-distribution date		
Macquarie Leisure Trust Group (MLE)	0.20% pa	Of total assets of the Trust	Calculated six monthly, in arrears	Trust performance measured every year compared with benchmark performance	50% of S&P/ASX Property 300 Index and	10% of increased unitholder value between 5–10% pa outperformance	Paid by issue of units in Trust	Annually	The total annual fee will not exceed 2.5% of the volume weighted average market capitalisation of MLE during the year. Any underperformance in prior periods must be earned back before a performance fee becomes due.
	3.50%	Amount available for distribution to unitholders			50% of the S&P/ASX Small Ordinaries Index (both accumulation)	15% of increased unitholder value above 10% pa outperformance	Issue price of units based on the 10-day weighted average price of units sold on the ASX from the ex-distribution date		

Base and Performance Fee Basis - Listed Real Estate Funds

MACQUARIE

Fund	Base Fees			Performance Fees					Other Conditions
	%	Basis	Payable	Criteria	Benchmark	Value Of Fee	Scrip/cash	Period	
Macquarie Prime REIT (MPREIT)	0.5% pa	Value of Trust Property[1]	Six monthly, with quarterly payment in arrears for scrip payment	Trust performance measured every six months compared with benchmark performance	An accumulation index based on all the REITs contained in the FTSE Allcap Singapore universe (excluding MMP REIT)	5% of total increase in unitholder value from outperformance	Paid by issue of Trust units or cash in certain circumstances	Six monthly	Payment of total fees is subject to an 80 basis points ceiling per year. Any fees earned which exceed this limit are deferred until later periods (except where the Trust has outperformed its sector peers continuously over a three-year period). Any underperformance in prior periods must be earned back before a performance fee becomes due.
						15% of increased unitholder value above 2% pa performance	Issue price of units based on the 10-day weighted average price of units sold on the Singapore Stock Exchange around the end of period date		
Macquarie Office Trust (MOF)	0.45% pa	Of total assets of the Trust up to $A1 billion	Six monthly, with quarterly payment on account	Trust performance measured every six months compared with benchmark performance	Office Property Trust accumulation index	5% of total increase in unitholder value from outperformance	Paid by issue of units in Trust	Six monthly	Payment of total fees is subject to an 80 basis points ceiling per year (except where the Trust has outperformed its sector peers continuously over a three year period). Any fees earned which exceed this limit are deferred until a later period underperformance. Any Underperformance in prior periods must be earned back before a performance fee becomes due.
	0.40% pa	Of total assets of the Trust over $A1 billion				15% of increased unitholder value above 2% pa outperformance	Issue price of units based on the 10-day weighted average price of units sold on the ASX from the ex-distribution date		
Macquarie Central Office Corporate Restructuring REIT (MCO CR REIT)	11.3%	11.3% of profit before tax of fund before deduction of the base fee.	Six monthly, with bi-annual payment	Trust performance will be measured at the end of the five year fund term in December 2008.	Subject to investors achieving an IRR of 11.5% over the five year fund term, ending December 2008.	40% of any excess over investor IRR hurdle of 11.5% over the five year fund term after deduction of the diposition fee payable and other selling costs.	Cash	At the end of the five year fund term, ending December 2008.	MCO CR REIT is also entitled to receive a diposition fee of 25% of the capital gain earned on the sale of the asset subject to a minimum investor IRR of 11.5% over the five year fund term. The capital gain being the excess sales price less acquisition price plus capital expenditure on the asset less costs related to the sale.

[1] For non direct real estate related assets (investments in shares or units in entities which own real estate assets), Trust Property includes the value of the equity invested by MMP, where MMP owns >30% of the real estate related asset. Where MMP owns >30% of a real estate related asset, Trust Property includes MMP's proportionate interest in the value of the underlying real estate of any entity which comprises the real estate related asset.

Fund	Base Fees			Performance Fees					Other Conditions
	%	Basis	Payable	Criteria	Benchmark	Value Of Fee	Scrip/cash	Period	
Macquarie/First Trust Global Infrastructure/Utilities Dividend and Income Fund (MFD)	Macquarie earns advisory fees of 0.60% pa of all assets within the core portfolio; an additional 0.60% pa of all unlisted assets within the portfolio; and a further 0.05% pa on total assets over $US250 million		Quarterly in arrears	N/A	N/A	N/A	N/A	N/A	N/A
Macquarie Global Infrastructure Total Return Fund (MGU)	Macquarie earns advisory fees of 1.00% pa of total assets up to $US300 million; 0.9% pa of total assets between $US300 million and $US500 million; 0.65% of total assets over $US500 million		Quarterly in arrears	N/A	N/A	N/A	N/A	N/A	N/A

MACQUARIE



Glossary

SPECIALIST FUNDS QUARTERLY
SEPTEMBER 2008

$A/AUD	Australian Dollar
$C	Canadian Dollar
$S	Singapore Dollar
$US	United States Dollar
1H	First Half
1Q	First Quarter
2H	Second Half
2Q09	Second Quarter ending 30 September 2009
ADCB	Abu Dhabi Commercial Bank
AIIF	African Infrastructure Investment Fund
APRR	Autoroutes Paris-Rhin-Rhone
AREIT	Australian Real Estate Investment Trust
ASX	Australian Securities Exchange
AUM	Assets under Management
AVCAL	Australian Private Equity & Venture Capital Association Limited

Glossary

MACQUARIE

BALA	Best in America Living Awards
BEE	Black Economic Empowerment
BFS	Banking and Financial Services
bn	Billion
bps	Basis Points
CAGR	Compound Annual Growth Rate
CAPEX	Capital Expenditure
CBD	Central Business District
CEML	ConnectEast Management Limited
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CMBS	Commercial Mortgage Backed Securities
CMT	Cash Management Trust
CPI	Consumer Price Index
cpu	Cents per unit

DDR	Developers Diversified Realty
DRP	Dividend Reinvestment Plan
DUET	Diversified Utility and Energy Trusts
EBITDA	Earnings before interest, taxes, depreciation and amortization
EPRA	European Public Real Estate Association
ETR	Express Toll Route
EU	European Union
EUR	Euro
EV	Enterprise Value
FTSE	Financial Times Stock Exchange
FY	Full year ended 31 March
GDP	Gross Domestic Product
GIF II/GIF III	Global Infrastructure Fund/Global Infrastructure Fund II
1H	First Half
IRR	Internal Rate of Return

Glossary

JV	Joint Venture
KIEF	Kagiso Infrastructure Empowerment Fund
KRW	Korean Won
KRX	Korea Exchange
KTI	Kagiso Trust Investments
LSE	London Stock Exchange
MAG	Macquarie Airports Group
MAIP	Macquarie Advanced Investment Partners
MAP	Macquarie Airports
MBL	Macquarie Bank Limited
MCAG	Macquarie Capital Alliance Group
MCG	Macquarie Communications Infrastructure Group
MCO CO-REIT	Macquarie Central Office CR-REIT
MCW	Macquarie CountryWide Trust
MDPF	Macquarie Direct Property Fund

MDT	Macquarie DDR Trust
MEAP	Macquarie Essential Assets Partnership
MEIF/ 2/ 3	Macquarie European Infrastructure Fund / 2 / 3
MFG	Macquarie Funds Group
MGHKLF	Macquarie Goodman Hong Kong Logistics Fund
MGJ	Macquarie Goodman Japan Pte Limited
MGOP	Macquarie Global Opportunities Partners
MGPA	MGPA Funds
MIC	Macquarie Infrastructure Company
MIG	Macquarie Infrastructure Group
MIIF	Macquarie International Infrastructure Fund
MIP I & MIP II	Macquarie Infrastructure Partners I & II
MKIF	Macquarie Korea Infrastructure Fund
MKOF	Macquarie Korea Opportunities Fund
MLE	Macquarie Leisure Trust Group



MMG	Macquarie Media Group
MMPR/MMP REIT	Macquarie MEAG Prime REIT
M-NPS REIT	Macquarie NPS REIT
MOF	Macquarie Office Trust
MPEG	Macquarie Private Equity Group
MPIF	Macquarie Property Income Fund
MPT	Macquarie Power Income Fund
MQG	Macquarie Group Limited
MREEF	Macquarie Real Estate Equity Fund
MSCI	Morgan Stanley Capital International
MSSITS	Macquarie Special Situations Fund
MWREF	Wholesale Fund - Chinese retail assets
NA	Not Applicable
NAREIT	National Association of Real Estate Investment Trusts
NGW	National Grid Wireless

No.	Number
NTA	Net Tangible Assets
NYSE	New York Stock Exchange
NZ	New Zealand
OECD	Organisation for Economic Cooperation and Development
OMAM	Old Mutual Asset Managers
PPI	Public Private Initiative
Qtr	Quarter
REG	Real Estate Group
REIT	Real Estate Investment Trust
RESF	Real Estate Structured Finance
RVG	Retirement Villages Group
S&P	Standard & Poor's
SAIF	South Africa Infrastructure Fund
SGX	Singapore Stock Exchange



SHEP 1	St Hilliers Enhanced Property Fund 1
SICAF	Société d'Investissement à Capital Fixe (closed end fund)
TICKETS	Tradeable Interest-Bearing Convertible to Equity Trust Securities
TSX	Toronto Stock Exchange
UK	United Kingdom
US/USA	United States of America



MACQUARIE GROUP
MANAGEMENT DISCUSSION AND ANALYSIS
HALF YEAR ENDED 30 SEPTEMBER 2008

MACQUARIE

MACQUARIE GROUP LIMITED ACN 122 169 279

Cover image: A stylised contemporary version of the Holey Dollar

In 1813 Governor Lachlan Macquarie overcame an acute currency shortage by purchasing Spanish silver dollars (then worth five shillings), punching the centres out and creating two new coins – the 'Holey Dollar' (valued at five shillings) and the 'Dump' (valued at one shilling and three pence).

This single move not only doubled the number of coins in circulation but increased their worth by 25 per cent and prevented the coins leaving the colony. Governor Macquarie's creation of the Holey Dollar was an inspired solution to a difficult problem and for this reason it was chosen as the symbol for the Macquarie Group.

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current financial period.

All amounts in this report are in Australian dollars, unless otherwise stated. Movements over 300% are denoted as 'large' in the tables in this report.

References to the prior corresponding period are referring to the six months ended 30 September 2007. References to the prior period are referring to the six months ended 31 March 2008.

Extracts from the Financial Report

The financial information presented in the income statement in section 1.0 and balance sheet in section 5.7 have been extracted from the Macquarie Group Limited Financial Report for the half year ended 30 September 2008, which was subject to independent review by PricewaterhouseCoopers. PricewaterhouseCoopers' Independent Auditor's Review report to the members of Macquarie Group Limited was unqualified.

1.0 Result overview

	Half year to			Movement	
	Sep 08 $m	Mar 08 $m	Sep 07 $m	*Mar 08 %*	*Sep 07 %*
Income statement					
Net interest income	**520**	294	523	*77*	*(1)*
Fee and commission income	**2,155**	2,167	2,478	*(1)*	*(13)*
Net trading income	**722**	992	843	*(27)*	*(14)*
Asset and equity investment income	**(402)**	29	810	*(large)*	*(150)*
Other income	**(25)**	56	56	*(145)*	*(145)*
Total operating income	**2,970**	3,538	4,710	*(16)*	*(37)*
Employment expenses	**(1,265)**	(1,757)	(2,420)	*(28)*	*(48)*
Brokerage and commission expenses	**(311)**	(389)	(313)	*(20)*	*(1)*
Other expenses	**(667)**	(560)	(604)	*19*	*10*
Total operating expenses	**(2,243)**	(2,706)	(3,337)	*(17)*	*(33)*
Profit before income tax	**727**	832	1,373	*(13)*	*(47)*
Income tax expense	**(79)**	(44)	(273)	*80*	*(71)*
Profit after income tax	**648**	788	1,100	*(18)*	*(41)*
Minority interests	**(25)**	(27)	(24)	*(7)*	*4*
Profit after income tax attributable to equity holders	**623**	761	1,076	*(18)*	*(42)*
Distributions paid or provided on Macquarie Income Securities	**(19)**	(18)	(16)	*6*	*19*
Profit after income tax attributable to ordinary equity holders	**604**	743	1,060	*(19)*	*(43)*
Income statement metrics					
Expense to income ratio (%)	**75.5**	76.5	70.8		
Compensation ratio (%)	**40.1**	45.8	47.9		
Effective tax rate (%)	**11.6**	5.6	20.5		
Earnings per share:					
Basic earnings per share (cents per share)	**216.6**	271.3	401.8		
Diluted earnings per share (cents per share)	**215.2**	267.1	387.5		
Dividends per share (cents per share)	**145.0**	200.0	145.0		
Dividend payout ratio (%)	**67.4**	73.9	37.1		
Balance sheet metrics					
Return on equity (%)	**13.9**	18.1	30.2		
Net impaired loan assets as % of loan assets[1] (%)	**1.5**	0.6	0.6		
Net loan losses as % of loan assets[1] (%)	**0.6**	0.3	0.0		
Net tangible assets per ordinary share[2] (dollars per share)	**27.24**	28.18	27.95		
Non-GAAP metrics					
Total international income[3] ($ million)	**1,259**	1,836	2,457		
International income/total income[3] (%)	**49**	59	55		
Headcount	**13,898**	13,107	11,066		
International headcount/total headcount (%)	**43**	40	39		
Assets under management ($ billion)	**239**	232	224		

[1] Excludes securitisation SPVs and segregated futures funds.

[2] Includes intangibles (net of associated deferred tax assets and deferred tax liabilities) within assets and disposal groups held for sale.

[3] Excludes earnings on capital and other corporate items.

1.0 Result overview continued

Consolidated net profit after income tax attributable to ordinary equity holders for the half year to 30 September 2008 was $604 million, a 43% decrease on the prior corresponding period and a 19% decrease on the prior period. The result was achieved during a period of unprecedented global financial market conditions that resulted in significant restructuring costs, provisions and write-downs.

Assets under management at 30 September 2008 were $239 billion, a 3% increase since March 2008 and a 7% increase on the prior corresponding period.

Annualised return on equity for the half year to 30 September 2008 was 13.9%, driven by capital growth initiatives in recent years and the lower result for the period. Additionally, in July 2008 Macquarie increased its regulatory capital base through the $600 million issue of Macquarie Convertible Preference Securities (CPS).

Macquarie's liquidity risk management framework operated effectively throughout the period ensuring funding requirements were met and sufficient liquidity was maintained, despite the challenging credit market conditions. Cash and liquid assets increased from $20.8 billion at 31 March 2008 to $26.3 billion at 30 September 2008. Cash and liquid asset holdings now represent 34% of Macquarie's net funded assets.

Operating income

Total operating income for the half year to 30 September 2008 was $2,970 million, a 37% decrease on the prior corresponding period and 16% down on the prior period. Reasonable corporate finance deal flow combined with good contributions from equity and commodity businesses were key drivers. Income from asset realisations during the half year was well down on the very strong prior corresponding period that included a number of significant realisations, including the IPO of Boart Longyear and the disposal of an investment in Macquarie-IMM Investment Management Co. Limited (Macquarie-IMM).

Although assets under management have shown an overall net increase, the result was largely due to the recent weakening of the Australian dollar against major currencies. Assets under management were down for much of the period as falling equity indices impacted the values of listed securities, especially those funds managed by Macquarie Funds Group. Consequently, base management fees were marginally down on the prior corresponding period. Performance fees were up 30% on the prior corresponding period to $219 million.

During the period Macquarie recognised an impairment charge relating to the loss on the sale of the Italian Mortgages portfolio of $197 million in addition to operating losses and other restructuring and redundancy costs for the business. Macquarie also recognised significant impairment charges against other loans and investments.

International income amounted to 49% of Macquarie's total operating income for the half year to 30 September 2008.

Operating expenses

Operating expenses were down 33% on the prior corresponding period to $2,243 million. Employment expenses, the largest contributor to operating expenses, were down 48% on the prior corresponding period to $1,265 million. The decrease in employment expenses was driven by lower performance-related profit share expense.

The expense to income ratio for the half year to 30 September 2008 was 75.5%, broadly in line with the prior period, and up from 70.8% in the prior corresponding period.

2.1 Overview

	Macquarie Capital $m	Macquarie Securities $m	Treasury & Commodities $m	Macquarie Funds $m	Banking & Financial Services $m	Real Estate $m	Corporate $m	Total $m
Half year ended 30 September 2008								
Net interest income/(expense)	(120)	52	(26)	32	202	(31)	411	520
Fee and commission income	1,053	472	67	145	385	61	(28)	2,155
Trading income	(69)	414	373	(4)	(10)	(1)	19	722
Asset and equity investment income	(220)	–	61	3	(210)	(21)	(15)	(402)
Other income/(expense)	225	15	32	5	(75)	(42)	(185)	(25)
Total operating income	869	953	507	181	292	(34)	202	2,970
Total operating expenses	(520)	(510)	(223)	(146)	(464)	(98)	(282)	(2,243)
Profit before tax	349	443	284	35	(172)	(132)	(80)	727
Tax expense	–	–	–	–	–	–	(79)	(79)
MIPS	–	–	–	–	–	–	(23)	(23)
MIS	–	–	–	–	–	–	(19)	(19)
OEI	(1)	–	1	–	(2)	–	–	(2)
Profit contribution	348	443	285	35	(174)	(132)	(201)	604
Half year ended 31 March 2008								
Net interest income/(expense)	(111)	(214)	(80)	35	165	4	495	294
Fee and commission income	955	560	98	147	392	65	(50)	2,167
Trading income	(27)	525	442	5	14	1	32	992
Asset and equity investment income	152	–	75	(6)	(3)	(196)	7	29
Other income/(expense)	237	191	(3)	33	(7)	27	(422)	56
Total operating income	1,206	1,062	532	214	561	(99)	62	3,538
Total operating expenses	(466)	(550)	(211)	(116)	(470)	(106)	(787)	(2,706)
Profit before tax	740	512	321	98	91	(205)	(725)	832
Tax expense	–	–	–	–	–	–	(44)	(44)
MIPS	–	–	–	–	–	–	(24)	(24)
MIS	–	–	–	–	–	–	(18)	(18)
OEI	1	–	–	–	(1)	–	(3)	(3)
Profit contribution	741	512	321	98	90	(205)	(814)	743
Half year ended 30 September 2007								
Net interest income/(expense)	(77)	24	(4)	35	173	(1)	373	523
Fee and commission income	1,283	486	62	167	392	95	(7)	2,478
Trading income	(9)	553	302	16	15	4	(38)	843
Asset and equity investment income	562	–	33	111	1	124	(21)	810
Other income/(expense)	209	42	82	31	(1)	1	(308)	56
Total operating income	1,968	1,105	475	360	580	223	(1)	4,710
Total operating expenses	(410)	(400)	(194)	(153)	(432)	(99)	(1,649)	(3,337)
Profit before tax	1,558	705	281	207	148	124	(1,650)	1,373
Tax expense	–	–	–	–	–	–	(273)	(273)
MIPS	–	–	–	–	–	–	(26)	(26)
MIS	–	–	–	–	–	–	(16)	(16)
OEI	–	–	–	2	(1)	–	1	2
Profit contribution	1,558	705	281	209	147	124	(1,964)	1,060

Basis of preparation

Macquarie segments

Macquarie applies AASB 8 'Operating Segments' which requires the 'management approach' to disclosing information about its reportable segments. The financial information is reported on the same basis as is used internally by senior management for evaluating operating segment performance and on deciding how to allocate resources to operating segments. Such information is provided using different measures to that used in preparing the income statement.

For internal reporting and risk management purposes, Macquarie is divided into six operating groups ("the groups") as shown on the previous page.

The Corporate segment includes the Group Treasury division and head office and central support functions. Income and expenses within the Corporate segment include unallocated head office costs, employment related costs, earnings on capital, non-trading derivative volatility, income tax expense and profits attributable to minority interests.

Internal transactions between operating groups have been determined on an arm's length basis and are included within the relevant categories of income. These transactions are eliminated on consolidation.

Derivatives economically hedging interest rate risk

Current Australian Accounting Standards require internal derivatives hedging interest rate risk (especially swaps) to be carried at fair value through trading income so that both sides are eliminated and only external derivatives can form part of a hedge relationship. This has the effect of distorting the analysis of net interest income and trading income in each operating group. The impact of accounting for swaps used to economically hedge interest rate risk, included in trading income for statutory purposes, has been adjusted against net interest income to assist in analysing net interest margins.

Group restructures

In February 2008, the activities of the Financial Services Group and Banking and Securitisation Group were combined to form the new operating group called Banking and Financial Services Group.

In April 2008, the activities of the Equity Markets Group and the Macquarie Capital Securities division of Macquarie Capital were combined to form the new operating group called Macquarie Securities Group.

In August 2008, the activities of the Funds Management Group and the funds and funds-based structured products of the Equity Markets Group and the Macquarie Capital Products division of Macquarie Capital were combined to form the new operating group called Macquarie Funds Group.

The results of these new operating groups are presented effective 1 April 2008, with the comparative information based on aggregated results of the businesses that comprise the new operating groups.

2.2 Macquarie Capital

	Half year to			Movement	
	Sep 08 $m	Mar 08 $m	Sep 07 $m	*Mar 08 %*	*Sep 07 %*
Net interest income/(expense)	**(120)**	(111)	(77)	*8*	*56*
Fee and commission income					
Base fees	**243**	250	257	*(3)*	*(5)*
Performance fees	**210**	185	122	*14*	*72*
Mergers and acquisitions, advisory and underwriting	**567**	538	850	*5*	*(33)*
Other fee and commission income	**33**	(18)	54	*(283)*	*(39)*
Total fee and commission income	**1,053**	955	1,283	*10*	*(18)*
Net trading income	**(69)**	(27)	(9)	*156*	*large*
Asset and equity investment income					
Asset and equity investment income	**328**	230	563	*43*	*(42)*
Impairment charges on equity investments	**(548)**	(78)	(1)	*large*	*large*
Total asset and equity investment income	**(220)**	152	562	*(245)*	*(139)*
Other income					
Specific provisions and collective allowance for credit losses	**(28)**	(14)	(13)	*100*	*115*
Operating lease income	**85**	67	34	*27*	*150*
Other income	**23**	27	11	*(15)*	*109*
Internal revenue	**145**	157	177	*(8)*	*(18)*
Total other income	**225**	237	209	*(5)*	*8*
Total operating income	**869**	1,206	1,968	*(28)*	*(56)*
Operating expenses					
Employment expenses	**(262)**	(235)	(209)	*11*	*25*
Other operating expenses	**(258)**	(231)	(201)	*12*	*28*
Total operating expenses	**(520)**	(466)	(410)	*12*	*27*
OEI	**(1)**	1	—	*(200)*	*n/a*
Total contribution to profit	**348**	741	1,558	*(53)*	*(78)*
Non-GAAP metrics					
Equity under management ($ billion)	**53**	55	56		
Assets under management ($ billion)	**148**	138	126		
Headcount	**3,203**	2,939	2,413		

Macquarie Capital's result for the half year to 30 September 2008 was $348 million, down 78% on the strong prior corresponding period. Macquarie Capital made a significant contribution despite extremely challenging market conditions.

Net interest income/(expense)

Net interest expense of $120 million for the six months to 30 September 2008 reflects net interest income on the leasing book offset by interest expense on borrowings for principal investments.

Base fee income

Base fee income for the six months to 30 September 2008 was $243 million, down 5% on the prior corresponding period mainly as a result of a stronger Australian dollar for much of the period and a decline in listed security prices, which were offset by new capital raisings and equity invested by Macquarie Capital managed funds. Significant base fees recognised in the period included Macquarie Infrastructure Group ($27.7 million), Macquarie Airports ($21.4 million) and Macquarie Communications Infrastructure Group ($14.0 million).

Performance fee income

Performance fees increased on the prior corresponding period to $210 million. A significant contributor was the performance fee on the termination of the Advisory Agreement with Bristol Airports Bermuda Limited (formerly Macquarie Airports Group Limited). Other performance fees included $27.1 million from the DUET Group.

Mergers and acquisitions, advisory and underwriting income

Mergers and acquisitions, advisory and underwriting income for the six months to 30 September 2008 was down 33% on the prior corresponding period to $567 million. The volume of deals in the six months to 30 September 2008 (164 deals valued at approximately $83 billion) was comparable to the prior corresponding period (145 deals valued at over $92 billion), although the average deal size was down.

Significant advisory deals completed in the six months to 30 September 2008 included:

- BAA debt refinance – Macquarie advised BAA Limited on its £16 billion ($33.6 billion) refinancing
- BrisConnections IPO – Macquarie advised a Macquarie co-sponsored consortium on its successful $5 billion bid for and subsequent Initial Public Offer of Airport Link
- BUPA/MBF merger – Macquarie advised BUPA on its $2.4 billion merger with MBF
- Dyno Nobel defence on acquisition by Incitec Pivot Ltd
- Taiwan Broadcast Communications – advising Macquarie Media Group on the sale of its 60% interest in Taiwan Broadband Communications to Macquarie Korea Opportunities Fund
- Senoko Power acquisition – Macquarie advised a Marubeni-led consortium on the capital raising and acquisition of Senoko Power, the largest power generation company in Singapore
- Macquarie advised on Macquarie Infrastructure Partners' acquisition of Waste Industries
- AED Oil joint venture with Sinopec Group – Macquarie was adviser to AED Oil on the formation of a joint venture with Sinopec Group worth $584 million
- Macquarie European Infrastructure Fund 3 (MEIF 3) acquisition of GWE – Macquarie advised MEIF 3 on the acquisition of GWE, a leading independent energy provider in Germany.

Net trading income
The net trading loss of $69 million for the six months to 30 September 2008 included a mark-to-market write-down of $27 million in relation to the holding in BrisConnections, which is reported as Other financial assets at fair value through profit or loss on the balance sheet. As such changes in the carrying value arising from fair value adjustments are treated as a trading result in the financial report.

Asset and equity investment income
Asset and equity investment income for the six months to 30 September 2008 was $328 million, down 42% on a strong prior corresponding period, which included the sale of Boart Longyear Limited.

Asset and equity investment income for the six months to 30 September 2008 included the sale of investments in listed securities held as available for sale and the sale or partial sale of unlisted assets classified as held for sale. Contributors to this income included:

- Dyno Nobel (residual holding)
- Boart Longyear (residual holding)
- Longview Oil and Gas assets
- Red Bee Media
- Tasmanian Gateway Corporation Holdings Pty Limited
- New World Gaming Partners Limited.

Also included in asset and equity investment income is Macquarie Capital's share of equity accounted income from associates.

Impairment charges on equity investments
Impairment charges on equity investments were $548 million for the period. These charges related to the write-down of holdings in listed securities of $293 million (including Macquarie Communications Infrastructure Group, Macquarie Infrastructure Company, Macquarie International Infrastructure Fund and Macquarie Media Group), certain held for sale and equity accounted investments ($206 million), and the write-down of the US portfolios of asset-backed securities held as available for sale ($48 million) reflecting a decline in value.

Specific provisions and collective allowance for credit losses
Provisions against loans and receivables for the period were $28 million, up from $13 million in the prior corresponding period.

Operating lease income
Operating lease income for the six months to 30 September 2008 was $85 million, up 150% on the prior corresponding period reflecting the acquisition of Macquarie Equipment Finance (US) (formerly CIT Equipment Leasing) in December 2007, America's Water Heater Rentals LLC in June 2007 and Microstar Logistics Inc in February 2008.

Total operating expenses
Total expenses were $520 million for the six months to 30 September 2008, up 27% on the prior corresponding period. The increase was driven by a 33% increase in headcount on the prior corresponding period, driven by growth in the funds, renewable and climate change, and advisory businesses, particularly offshore.

2.3 Macquarie Securities

	Half year to			Movement	
	Sep 08 $m	Mar 08 $m	Sep 07 $m	*Mar 08 %*	*Sep 07 %*
Net interest income/(expense)	**52**	(214)	24	*(124)*	*117*
Fee and commission income					
Brokerage and commissions	**407**	446	421	*(9)*	*(3)*
Other fee and commission income	**65**	114	65	*(43)*	—
Total fee and commission income	**472**	560	486	*(16)*	*(3)*
Net trading income – equity products	**414**	525	553	*(21)*	*(25)*
Other income					
Other income	**6**	6	7	—	*(14)*
Internal revenue	**9**	185	35	*(95)*	*(74)*
Total other income	**15**	191	42	*(92)*	*(64)*
Total operating income	**953**	1,062	1,105	*(10)*	*(14)*
Operating expenses					
Employment expenses	**(142)**	(133)	(119)	*7*	*19*
Brokerage and commission expenses	**(146)**	(223)	(137)	*(35)*	*7*
Other operating expenses	**(222)**	(194)	(144)	*14*	*54*
Total operating expenses	**(510)**	(550)	(400)	*(7)*	*28*
Total contribution to profit	**443**	512	705	*(13)*	*(37)*
Non-GAAP metrics					
Headcount	**1,777**	1,596	1,319		

Macquarie Securities' result of $443 million was down 37% on the prior corresponding period.

Net interest income/(expense)

Net interest income can vary significantly depending on trading positions held and liquidity generating transactions during the period.

Net interest income for the six months to 30 September 2008 was $52 million, up $28 million on the prior corresponding period. The prior period included a significant interest expense on trading positions that were closed in March 2008.

Fee and commission income

Fee and commission income for the six months to 30 September 2008 was $472 million, marginally down on the prior corresponding period. Brokerage and commission income is the largest contributor to this income category and predominantly includes transaction related fees from cash equities services provided to institutional clients.

Volatility in equity markets coupled with uncertainty over global growth resulted in asset managers increasing cash holdings, leading to a reduction in exchange volumes in both Australia and the Asian markets. In Australia, ASX market turnover decreased to $1.5 trillion in the six months to 30 September 2008, from $1.7 trillion in the prior corresponding period. Macquarie Securities' market share remained stable at 10.9%. Across Asian markets, total market turnover decreased 17.5% on the prior corresponding period, however, Macquarie Securities' market share increased in the Hong Kong market to 1.7% for the six months to 30 September 2008, from 1.1% in the prior corresponding period.

The decrease in income due to lower overall market turnover was partially offset by secondary market brokerage from the Orion business in Canada, acquired in December 2007, and income from the US and European greenfield businesses.

Net trading income

Trading income from equity products was $414 million for the period, down 25% on the prior corresponding period. The result was impacted by challenging trading conditions in Australian and international equity markets, resulting in decreased client flows. Adverse market conditions also contributed to the decrease in revenue from the Asian derivatives business, particularly in Hong Kong. Despite overall decreases in volumes as clients sought to preserve capital, good volumes were seen in European equity finance transactions as well as good arbitrage trading as a result of favourable trading conditions for the Depository Receipts desk in the Indian and Korean markets.

Employment expenses

Employment expenses have increased by 20% over the prior corresponding period to $142 million. The increase was mainly driven by the integration of Orion Financial Inc, the recently acquired Canadian cash equities business, and US and European greenfield businesses. These businesses contributed to the 35% headcount increase on the prior corresponding period.

Brokerage and commission expenses

Brokerage and commission expenses were $146 million for the six months to 30 September 2008, marginally up on the prior corresponding period but well down on the six months to 31 March 2008. Excluding the recently acquired Canadian cash equities business, brokerage and commission expense for the six months to 30 September 2008 was lower than the prior corresponding period. Brokerage and commission expenses are driven by trading activities and brokerage operations.

Other operating expenses

Continued investment on enhancing the IT platform for both front office and back office functions was the main driver of the increase in other operating expenses during the half.

2.4 Treasury and Commodities

	Half year to			Movement	
	Sep 08 $m	Mar 08 $m	Sep 07 $m	*Mar 08 %*	*Sep 07 %*
Net interest income/(expense)	**(26)**	(80)	(4)	*(68)*	*large*
Fee and commission income	**67**	98	62	*(32)*	*8*
Net trading income					
Commodity products	**178**	263	130	*(32)*	*37*
Foreign exchange products	**175**	156	102	*12*	*72*
Interest rate products	**20**	23	70	*(13)*	*(71)*
Total net trading income	**373**	442	302	*(16)*	*24*
Asset and equity investment income					
Asset and equity investment income	**43**	72	34	*(40)*	*26*
Impairment charges on equity investments	**(32)**	(21)	(1)	*52*	*large*
Other asset sales	**50**	24	—	*108*	*n/a*
Total asset and equity investment income	**61**	75	33	*(19)*	*85*
Other income					
Specific provisions and collective allowance for credit losses	**(12)**	(65)	33	*(82)*	*(136)*
Other income	**7**	11	5	*(36)*	*40*
Internal revenue	**37**	51	44	*(27)*	*(16)*
Total other income	**32**	(3)	82	*(large)*	*(61)*
Total operating income	**507**	532	475	*(5)*	*7*
Operating expenses					
Employment expenses	**(72)**	(64)	(59)	*13*	*22*
Brokerage and commission expenses	**(41)**	(48)	(45)	*(15)*	*(9)*
Other operating expenses	**(110)**	(99)	(90)	*11*	*22*
Total operating expenses	**(223)**	(211)	(194)	*6*	*15*
OEI	**1**	—	—	*n/a*	*n/a*
Total contribution to profit	**285**	321	281	*(11)*	*1*
Non-GAAP metrics					
Headcount	**677**	611	590		

Treasury and Commodities achieved a result of $285 million for the half, broadly in line with the prior corresponding period.

Net interest income/(expense)
The net interest expense of $26 million was up on the prior corresponding period mainly as a result of increased funding costs on trading positions.

Fee and commission income
Fee and commission income for the six months to 30 September 2008 was $67 million. The primary contributor was the Futures division.

Commodity products trading income
Commodity products trading income for the period was $178 million, up 37% on the prior corresponding period.

Trading income in the Energy Markets division was considerably up on the prior corresponding period. Market volatility, continued growth of the coal desk and solid contributions from the energy over-the-counter products, US natural gas and US electricity businesses were the basis of this result. The Agricultural and Investor Products division was down on the very strong prior corresponding period. Increased market volatility resulted in increased activity in agricultural risk management services, whilst a decline in volume of investor products was experienced. The Metals and Energy Capital division was again a strong contributor during the period.

Foreign exchange products trading income
Trading income on foreign exchange products was $175 million, up 72% on the prior corresponding period.

Volatile currency markets lead to increased client demand for foreign exchange products and increased volumes transacted through the Foreign Exchange division.

Interest rate products trading income
Trading income on interest rate products was $20 million for the period, significantly down on the prior corresponding period, which was particularly strong. This result has been impacted by difficult market conditions and mark-to-market write-downs of $21 million on CLO/CDO investments.

Asset and equity investment income
Asset and equity investment income for the six months to 30 September 2008 was $43 million, up 26% on the prior corresponding period. This category relates to profits from the sale of equity securities and distributions from equity investments in the resources sector.

Impairment charges on equity investments
Impairment charges of $32 million were recognised on equity investments in the resources sector due to lower listed equity prices.

Other asset sales
Income from other assets sales for the six months to 30 September 2008 of $50 million reflects the gain on sale of a number of resources related net profit interests.

Specific provisions and collective allowance for credit losses
Net loan provisions totalled $12 million for the period. There were $21 million in specific provisions raised, offset by a release of the collective allowance for credit losses of $9 million.

Operating expenses
Total operating expenses were $223 million for the six months to 30 September 2008. Employment expenses were up 22% to $72 million, mainly driven by a 15% increase in headcount. Other operating expenses of $110 million were up 22% on the prior corresponding period mainly as a result of increased investment in IT infrastructure.

2.5 Macquarie Funds

	Half year to			Movement	
	Sep 08 $m	Mar 08 $m	Sep 07 $m	*Mar 08 %*	*Sep 07 %*
Net interest income/(expense)	**32**	35	35	*(9)*	*(9)*
Fee and commission income					
Base fees	**66**	78	80	*(15)*	*(18)*
Performance fees	**8**	25	20	*(68)*	*(60)*
Other fee and commission income	**71**	44	67	*61*	*6*
Total fee and commission income	**145**	147	167	*(1)*	*(13)*
Net trading income	**(4)**	5	16	*(180)*	*(125)*
Asset and equity investment income	**3**	(6)	111	*(150)*	*(97)*
Other income					
Specific provisions and collective allowance for credit losses	**–**	–	(2)	–	*(100)*
Other income	**4**	22	2	*(82)*	*100*
Internal revenue	**1**	11	31	*(91)*	*(97)*
Total other income	**5**	33	31	*(85)*	*(84)*
Total operating income	**181**	214	360	*(15)*	*(50)*
Operating expenses					
Employment expenses	**(44)**	(40)	(34)	*10*	*29*
Brokerage and commission expenses	**(45)**	(30)	(57)	*50*	*(21)*
Other operating expenses	**(57)**	(46)	(62)	*24*	*(8)*
Total operating expenses	**(146)**	(116)	(153)	*26*	*(5)*
OEI	**–**	–	2	–	*(100)*
Total contribution to profit	**35**	98	209	*(64)*	*(83)*
Non-GAAP metrics					
Assets under management[1] ($ billion)	**45**	47	56		
Headcount	**572**	496	395		

[1] The Macquarie CMT, excluded from MFG's AUM reported above, is a BFS product that is managed by MFG. The CMT closed at $16.1 billion at 30 September 2008.

Macquarie Funds Group's (MFG) result was $35 million, down 83% on the prior corresponding period, which included a large gain on the sale of Macquarie-IMM. Excluding the impact of this gain, MFG's result was down 59% on the prior corresponding period.

Net interest income/(expense)
Net interest income was $32 million, down 9% on the prior corresponding period. This result was driven largely by increased funding costs which have been partly offset by the full period interest income contribution from retail loans issued to investors in June 2007 as part of MFG's structured investment offerings, including the reFleXion and Gateway products.

Base fees
Base fee revenue was $66 million, down 18% on the prior corresponding period due to the decrease in assets under management (AUM). Base fee revenue was lower across all asset classes, particularly in real estate and infrastructure. Total AUM decreased 20% to $44.8 billion at 30 September 2008 from $55.8 billion at 30 September 2007. AUM was affected by falling asset values and high levels of redemptions from Asian retail investors moving into lower risk investments.

Performance fees
Performance fee revenue was $8 million, down 60% on a strong prior corresponding period that included large performance fees from the Listed Equities division. During the period, high levels of volatility across asset classes negatively impacted the performance of many of the absolute return and long only funds.

Other fee and commission income
Other fee and commission income includes structuring fees, capital protection fees, wholesale threshold management fees and internal fees received for managing BFS products including the CMT.

Structuring fees were down on the prior corresponding period due to lower Australian and European retail product raisings. Wholesale threshold management fees also declined as the base on which these are earned was affected by adverse market conditions. These decreases were offset by the inclusion of income from the German investment distribution business which was transferred from Macquarie Securities during the period. Overall, other fee and commission income was up 6% on the prior corresponding period.

Net trading income
Net trading income includes the results for MFG's seed investments and some products offered by the Structured and Specialist Investments division.

Seed investments were particularly impacted by the negative performance of markets, resulting in a trading loss of $4 million, significantly down on the prior corresponding period.

Asset and equity investment income
Asset and equity investment income of $3 million for the six months to 30 September 2008 largely consisted of equity accounted income. The significant gain on the sale of investment in Macquarie-IMM was included in the result for the prior corresponding period.

Other income
Other income was $4 million for the six months to 30 September 2008, in line with the prior corresponding period. Income of $22 million in the six months to 31 March 2008 included profit from the disposal of held for sale investments, as well as seasonal inventory sales associated with the Agricultural funds management business.

Total operating expenses
Total operating expenses were $146 million, down 5% on the prior corresponding period. This was mainly a result of reduced IT system costs associated with a new investment accounting and administration system implemented during the prior corresponding period and lower brokerage and commission expenses associated with lower structured product raisings in the current period.

2.6 Banking and Financial Services

	Half year to			Movement	
	Sep 08 $m	Mar 08 $m	Sep 07 $m	*Mar 08 %*	*Sep 07 %*
Net interest income/(expense)	**196**	158	166	*24*	*18*
Fee and commission income					
Base fees	**120**	129	118	*(7)*	*2*
Brokerage and commissions	**118**	122	134	*(3)*	*(12)*
Platform and other administration fee income	**73**	76	68	*(4)*	*7*
Banking, lending and securitisation	**33**	26	30	*27*	*10*
Other fee and commission income	**27**	23	26	*17*	*4*
Income from life insurance business and other unit holder businesses	**14**	14	15	–	*(7)*
Total fee and commission income	**385**	390	391	*(1)*	*(2)*
Net trading income	**(9)**	14	15	*(164)*	*(160)*
Asset and equity investment income					
Impairment charges on equity investments	**(11)**	(3)	–	*267*	*n/a*
Other asset and equity investment income	**(2)**	–	1	*n/a*	*(300)*
Total asset and equity investment income	**(13)**	(3)	1	*large*	*(large)*
Other income					
Specific provisions and collective allowance for credit losses	**(35)**	(18)	(4)	*94*	*large*
Other income	**2**	8	4	*(75)*	*(50)*
Internal revenue	**8**	7	–	*14*	*n/a*
Total other income	**(25)**	(3)	–	*large*	*n/a*
Total operating income	**534**	556	573	*(4)*	*(7)*
Operating expenses					
Employment expenses	**(195)**	(214)	(203)	*(9)*	*(4)*
Brokerage and commission expenses	**(63)**	(66)	(48)	*(5)*	*31*
Other operating expenses	**(176)**	(175)	(168)	*1*	*5*
Total operating expenses	**(434)**	(455)	(419)	*(5)*	*4*
OEI	**(2)**	(1)	(1)	*100*	*100*
Total contribution to profit (excluding Mortgages Italy)[3]	**98**	100	153	*(2)*	*(36)*
Mortgages Italy	**(272)**	(10)	(6)	*large*	*large*
Total contribution to profit	**(174)**	90	147	*(293)*	*(218)*
Non-GAAP metrics					
Assets under management[1] ($ billion)	**21**	23	24		
Funds under management/advice/administration[2] ($ billion)	**106**	114	121		
Headcount	**2,779**	3,058	2,689		

[1] The Macquarie CMT, included in BFS AUM above, is a BFS product that is managed by MFG. The CMT closed at $16.1 billion at 30 September 2008.

[2] Funds under management/advice/administration includes assets under management plus items such as funds on BFS platforms (e.g. Wrap FUA), total BFS loan and deposit portfolios, CHESS holdings of BFS clients, and funds under advice (e.g. assets under advice of Macquarie Private Bank).

[3] The categories of operating income and expenses reported above exclude the result from Mortgages Italy.

Banking and Financial Services Group's (BFS) result of $98 million, was down 36% on the prior corresponding period excluding the current period operating losses, business closure costs and impairment provisions in relation to the Italian mortgages portfolio totalling $272 million.

Net interest income/(expense)

Net interest income for the six months to 30 September 2008 was up 18% on the prior corresponding period to $196 million.

Difficult credit markets led to a significant increase in funding costs and the availability of credit has become limited. Significant increase in deposits over the period was achieved through issuance of new cash product offerings such as Cash XL and deposits via Macquarie Wrap.

The contribution from Macquarie Relationship Banking (MRB) was up on the prior corresponding period due to strong growth in deposit levels and good net margin income. MRB deposits were $5.6 billion at 30 September 2008, an increase of $1.7 billion since September 2007.

In March 2008, Macquarie announced it would wind back its Australian residential mortgage origination services for both retail and wholesale clients due to the significant increase in funding costs and current conditions in the global mortgage securitisation market. The ongoing business has been profitable as the portfolio runs off. The Australian mortgage book has reduced in size from $23.7 billion at 31 March 2008 to $21.2 billion at 30 September 2008.

The Canadian mortgages business continues to be supported by the Canadian Mortgage Bond programme. Whilst the overall Canadian mortgage market has slowed, Macquarie's market share has been maintained.

The US mortgages business has been closed and the book is being run down. Default rates are well below industry averages.

The increase in funding costs has also had a significant impact on the Investment Lending business. As a result of market conditions, the decision was made to sell the Investment Lending business. Due to the challenging conditions in both the equity and credit markets, the portfolio has fallen from $6.0 billion at 31 March 2008 to $5.3 billion at 30 September 2008.

In April 2008 the decision to cease originating new fixed rate Consumer Loans was announced. The business will continue to provide services to existing clients. Loans outstanding were approximately $150 million at 30 September 2008.

Base fee income

Base fee income for the six months to 30 September 2008 was $120 million which was in line with the prior corresponding period. The Cash Management Trust (CMT) closed at $16.1 billion at 30 September 2008, down 9% since March 2008, with the majority of the decrease occurring in September 2008.

Brokerage and commission income

Despite difficult market conditions, Macquarie Private Wealth (MPW) maintained its position as the number one full-service retail stockbroker in Australia in terms of volume and market share. However, MPW's volumes were down 27% on the prior corresponding period which led to a 12% decrease in brokerage and commission income from the prior corresponding period to $118 million.

Platform and other administration fee income

Platform and other administration fee income was $73 million, up 7% on the prior corresponding period. Wrap funds under administration (FUA) decreased from $26.9 billion at 30 September 2007 to $21.0 billion at 30 September 2008 mainly due to negative market movements offsetting good FUA inflows. Wrap fee income increased over the prior corresponding period as some of the FUA loss was from low margin clients and products.

Banking, lending and securitisation fee income

Banking, lending and securitisation fee income was $33 million for the six months to 30 September 2008. This mainly relates to the mortgages and MRB servicing and administration fees.

Net trading income

The trading loss of $9 million for the period was driven by mark-to-market losses on some listed investments held by MPW, including $20 million on BrisConnections.

Impairment charges on equity investments and specific provisions and collective allowance for loan losses

Impairment charges on equity investments and provisions against loans for the period were $46 million. This was significantly higher than the prior corresponding period as additional loan provisions were required due to the slow down in economic activity. The increase over the prior corresponding period was also due to provisions related to the closure of Consumer Lending and write-downs on some investments.

Operating expenses

Employment expenses were down 4% on the prior corresponding period, despite a 3% increase in headcount. Remuneration of some staff (mainly financial planners and advisers) within BFS includes a commission component. Commission payments to staff were down as a result of the decrease in brokerage and commission income.

Brokerage and commissions expenses are driven by fees paid to external distributors of BFS products and/or services. These expenses were up 31% on the prior corresponding period to $63 million, driven by additional fees paid due to growth in insurance related business including sales of insurance policies and funding of insurance premiums.

Mortgages Italy

Difficult economic conditions in Italy coupled with the effective closure of international securitisation markets led to the decision to cease originating residential mortgages in Italy in June 2008. Macquarie announced on 20 October 2008 that it had signed an agreement to sell its portfolio of Italian mortgages.

An impairment charge for the impact of the loss on sale was recorded in BFS' results to 30 September 2008. The write-off of the loan acquisition costs and the loss on sale of the portfolio amounted to $197 million. Current year operating losses, restructuring, redundancy costs and internal management charges amounted to a further $75 million.

2.7 Real Estate

	Half year to			Movement	
	Sep 08 $m	Mar 08 $m	Sep 07 $m	*Mar 08 %*	*Sep 07 %*
Net interest income/(expense)	**(31)**	4	(1)	*(large)*	*large*
Fee and commission income					
Base fees	**25**	26	22	*(4)*	*14*
Performance fees	**1**	5	26	*(80)*	*(96)*
Advisory fee income	**20**	11	21	*82*	*(5)*
Other fee and commission income	**15**	23	26	*(35)*	*(42)*
Total fee and commission income	**61**	65	95	*(6)*	*(36)*
Net trading income	**(1)**	1	4	*(200)*	*(125)*
Asset and equity investment income					
Asset and equity investment income	**42**	90	98	*(53)*	*(57)*
Impairment charges on equity investments	**(69)**	(299)	(1)	*(77)*	*large*
Other asset sales	**6**	13	27	*(54)*	*(78)*
Total asset and equity investment income	**(21)**	(196)	124	*(89)*	*(117)*
Other income					
Specific provisions and collective allowance for credit losses	**(69)**	(1)	(13)	*large*	*large*
Other income	**9**	16	8	*(44)*	*13*
Internal revenue	**18**	12	6	*50*	*200*
Total other income	**(42)**	27	1	*(256)*	*(large)*
Total operating income	**(34)**	(99)	223	*(66)*	*(115)*
Operating expenses					
Employment expenses	**(50)**	(57)	(51)	*(12)*	*(2)*
Other operating expenses	**(48)**	(49)	(48)	*(2)*	—
Total operating expenses	**(98)**	(106)	(99)	*(9)*	*(1)*
Total contribution to profit	**(132)**	(205)	124	*(36)*	*(206)*
Non-GAAP metrics					
Assets under management ($ billion)	**26**	24	19		
Headcount	**606**	605	527		

Real Estate's (REG) loss for the half year to 30 September 2008 was $132 million. The half year has been challenging for REG with the financial crisis significantly impacting real estate markets worldwide. Consequently, REG has recognised a number of provisions and impairment charges during the period.

Significant transactions during the half year ended 30 September 2008 included the close of MGPA Fund III at $US5.2 billion ($US3.9 billion raised for MGPA Asia Fund III and $US1.3 billion raised for MGPA Europe Fund III) and the close of St Hilliers Hybrid Property Fund at $200 million, an open-ended wholesale development fund.

Net interest income/(expense)

Net interest expense for the half year to 30 September 2008 was $31 million. Difficult credit market conditions have resulted in increased funding costs associated with REG's real estate investment holdings. In addition, the loan portfolio was down 14% since 30 September 2007 to $1.2 billion at 30 September 2008, reducing the amount of net interest income recognised.

Base and performance fee income

Base management fee income for the half year to 30 September 2008 was $25 million, 14% up on the prior corresponding period, but slightly down on 31 March 2008. AUM, being the key driver of base management fees, increased 9% since 31 March 2008 to $25.7 billion at 30 September 2008. The increase in AUM was primarily due to the weakening of the Australian dollar in September 2008 resulting in higher offshore asset values.

Minimal performance fee income was recognised in the half year to 30 September 2008 as a result of the general downturn in global real estate markets.

Advisory fee income

Advisory fee income for the half year to 30 September 2008 was $20 million, broadly in line with the prior corresponding period. MGPA Fund III closed with commitments of $US5.2 billion to invest in Asia and Europe, generating capital raising fees for Macquarie.

Other fee income

Other fee income of $15 million recognised in the half year to 30 September 2008 included fees recognised on a number of real estate transactions, including property development activities, which declined as a result of reduced activity across all real estate markets.

Asset and equity investment income

Asset and equity investment income of $42 million for the half year to 30 September 2008 was driven by REG's share of equity accounted income from associates. The investment in MGPA provided a solid contribution, which included the underlying receipt of management and performance fees.

There were minimal investment/asset realisations in the half year ended 30 September 2008. The prior corresponding period included the sale of an investment in Macquarie ProLogis Trust and Macquarie ProLogis Management.

Impairment charges on equity investments

Difficult market conditions have resulted in further write-downs of $69 million, significantly up on the prior corresponding period, but less than the $299 million recognised in the prior period which included $293 million of write-downs on a number of holdings in listed real estate investments. Write-downs during the half included:

- $31 million on Australian listed REIT investments (Macquarie CountryWide Trust and Macquarie Office Trust)
- $37 million on non-Macquarie managed listed REITs in Singapore and the UK.

Other asset sales

Other asset sales relate to the sale of a portfolio of residential and office properties in Japan.

Specific provisions and collective allowance for loan losses

Difficult market conditions have resulted in provisions on real estate loans of $69 million in the half year ended 30 September 2008, mostly attributable to loans made to developers with US residential market exposure.

Operating expenses

Operating expenses for the half year ended 30 September 2008 of $98 million were broadly in line with the prior corresponding period.

3.1 Overview

The Group has two primary external funding vehicles – MGL and MBL:

- MGL provides funding principally to the Non-Banking Group and limited funding to some MBL Group subsidiaries
- MBL provides funding to the Banking Group and as part of the Group restructure provided a transitional loan to MGL.

The high level funding relationships and applicable liquidity policies of the Group are set out below.


Debt
Macquarie Group Limited (MGL)
Equity
Debt and equity
Intra-group loan
Debt and equity
Debt and hybrid equity
Macquarie Bank Limited (MBL) Banking Group
Non-Banking Group

Liquidity management

The Group's liquidity risk management framework ensures that both MGL and MBL are able to meet their funding requirements as they fall due under a range of market conditions.

The Group Asset and Liability Committee (ALCO) assists the Executive Committee with oversight of asset and liability management – including liquidity risk management. The Group's liquidity policies are approved by the Board after endorsement by ALCO.

Funding and liquidity management is performed centrally by Group Treasury, with oversight from ALCO. Group Treasury manages liquidity on a daily basis and provides regular reports to ALCO, the Executive Committee and the Board.

Risk Management Group (RMG) provides independent prudential oversight of liquidity risk management, including the independent validation of liquidity scenario assumptions and liquidity policies.

MGL and the Non-Banking Group

MGL provides funding predominantly to the Non-Banking Group. As such, the MGL liquidity policy outlines the liquidity requirements for the Non-Banking Group. The key requirement of the policy is that MGL is able to meet all of its repayment obligations for the next 12 months with no access to wholesale funding markets.

Reflecting the longer term nature of the Non-Banking Group asset profile, MGL is funded predominantly with a mixture of capital and long term wholesale funding.

MBL and the Banking Group

The MBL liquidity policy outlines the liquidity requirements for the Banking Group only. The key requirement of the policy is that MBL is able to meet all of its repayment obligations for the next 12 months through a period of constrained access to funding markets.

Scenario analysis

Scenario analysis is central to the Group's liquidity risk management framework. Group Treasury models a number of liquidity scenarios over a 12 month timeframe displaying varying degrees of constrained capital markets access. The objective of this modelling is to determine MGL and MBL's capacity for asset growth whilst meeting all repayment obligations over the next 12 months. The modelling includes 12 month liquidity scenarios significantly more drastic than the conditions that have prevailed since August 2007.

Group Treasury also maintains a liquidity contingency plan. The plan defines roles and responsibilities and actions to be taken in a liquidity event. This includes identification of key information requirements and appropriate communication plans with both internal and external parties.

Liquid asset holdings

Group Treasury maintains portfolios of highly liquid assets in both MGL and MBL to ensure adequate liquidity is available under all conditions. These liquid assets are held to cover contingent funding requirements and other cash outflows that may occur in a stressed environment. The assets are predominantly held in the most liquid asset classes such as short dated inter-bank deposits and stock eligible for repurchase with central banks.

Group Treasury and RMG undertake regular reviews of the liquidity characteristics of the Group's balance sheet. This provides an understanding of the liquidity characteristics of assets and liabilities against a backdrop of changing market conditions. The analysis ensures that the balance sheet is able to be appropriately funded and the liquidity ramifications of market moves are clearly understood.

3.2 Credit ratings

Credit ratings at 30 September 2008 are detailed below.

	Macquarie Group Limited			Macquarie Bank Limited		
	Short-term rating	Long-term rating	Long-term rating outlook	Short-term rating	Long-term rating	Long-term rating outlook
Fitch Ratings	F-1	A	Stable	F-1	A+	Stable
Moody's Investors Service	P-1	A2	Stable[1]	P-1	A1	Stable[1]
Standard and Poor's	A-2	A-	Negative	A-1	A	Negative

[1] Negative outlook assigned 16 October 2008.

3.3 Net funded asset position

The Group's statutory balance sheet is prepared based on Generally Accepted Accounting Principles which do not represent actual funding requirements.

The table below has been prepared to reconcile the reported assets of the consolidated Group to the assets that require funding. The funding requirements of the Banking and Non-Banking Group are shown separately to assist in the analysis of each of their separate funding profiles.

	Notes	As at 30 September 2008 $b
Total assets per MGL statutory balance sheet		**167.4**
Deductions:		
Self funded trading assets	1	(28.3)
Derivative revaluation accounting gross-ups	2	(21.9)
Life investment contracts and segregated assets	3	(7.6)
Broker settlement balances	4	(6.3)
Working capital assets	5	(4.6)
Non-recourse funded assets:		
Securitised assets and non-recourse warehouses	6	(22.3)
Net funded assets		76.4

Explanatory notes concerning the net funded assets

1. Self funded trading assets
There are a number of entries on the balance sheet that arise from the normal course of trading activity Macquarie conducts on behalf of clients. They typically represent both sides of a transaction. The entries off-set each other as both the bought and sold positions are recorded separately. Where these entries are matched, they do not require funding.

2. Derivative re-valuation accounting gross-ups
Macquarie's derivative activities are client driven with client positions hedged by off-setting positions. The derivatives are largely matched and this adjustment reflects that the matched positions do not require funding.

3. Life investment contracts and other segregated assets
These represent the assets and liabilities that are recognised where Macquarie provides products such as investment-linked policy contracts. The policy (contract) liability will be matched by assets held to the same amount and hence do not require funding.

4. Broker settlement balances
At any particular time Macquarie's broking business will have outstanding trades to settle with other brokers. These amounts (payables) can be offset in terms of funding by amounts that Macquarie is owed at the same time by brokers on other trades (receivables).

5. Short term working capital assets
As with the broker settlement balances above, Macquarie through its day-to-day operations generates working capital assets (e.g. receivables and prepayments) and working capital liabilities (e.g. creditors and accruals) that produce a 'net balance' that requires funding rather than the gross balance.

6. Securitised assets and non-recourse warehouses
Some lending assets (mortgages and leasing) are commonly sold down into external securitisation entities or transferred to external funding warehouses. As a consequence they are non-recourse to Macquarie and are funded by the third parties rather than Macquarie.

3.4 Funded assets and funding sources

Consolidated Group

Funded balance sheet of the consolidated Group at 30 September 2008

	Notes	As at 30 September 2008 $b
Funding sources		
Wholesale issued paper:		
Negotiable certificates of deposit		11.6
Commercial paper		7.3
Net trade creditors		0.7
Structured notes		6.1
Secured funding		8.6
Bonds		5.2
Other bank loans		0.6
Senior credit facility		6.6
Deposits		16.7
Loan capital		2.7
Equity and hybrids		10.3
Total		76.4
Funded assets		
Cash and liquid securities	1	26.3
Net trading assets	2	9.5
Loan assets less than one year	3	12.7
Loan assets greater than one year	3	18.2
Assets held for sale	4	0.8
Debt investment securities	5	1.1
Co-investment in specialist funds and equity investments	6	6.8
Property, plant and equipment and intangibles		1.0
Total		76.4

See pages 31 and 32 for notes 1-6.

Term funding (drawn and undrawn) maturing beyond one year (including equity)
$ billion 30 September 2008


14
12
10
8
6
4
2
0
1-2 yrs
2-3 yrs
3-4 yrs
4-5 yrs
>5 yrs
Equity
Hybrid
Loan capital
Other undrawn credit facilities
Senior credit facility – undrawn
Senior credit facility – drawn
Other bank loans
Bonds
Secured funding
Structured notes

Total $31.9 billion

Detail of term funding (drawn and undrawn) maturing beyond one year

	As at 30 September 2008				
	1-2yrs $b	<3yrs $b	<4yrs $b	<5yrs $b	5yrs+ $b
Structured notes	2.0	0.5	0.4	0.2	0.1
Secured funding	0.4	0.2	1.1	2.4	1.3
Bonds	0.7	1.1	—	0.1	—
Other bank loans	0.1	—	—	—	—
Senior credit facility	—	2.5	2.3	1.8	—
Total debt	3.2	4.3	3.8	4.5	1.4
Loan capital	—	—	1.1	0.6	1.0
Equity and hybrid	—	—	—	—	10.3
Total funding sources drawn	3.2	4.3	4.9	5.1	12.7
Undrawn	0.4	0.3	—	1.0	—
Total funding sources drawn and undrawn	3.6	4.6	4.9	6.1	12.7

Term funding (including undrawn facilities) maturing beyond one year of $31.9 billion exceeds term assets of $27.9 billion. In addition cash and liquid assets exceed short term wholesale issued paper. Excluding equity, the weighted average term to maturity of term funding increased from 3.5 years at 31 March 2008 to 3.6 years at 30 September 2008.

Non-Banking Group

Funded balance sheet of the Non-Banking Group at 30 September 2008

	Notes	As at 30 September 2008 $b
Funding sources		
MBL intra-group loan to MGL		**6.3**
Net trade creditors		**0.5**
Structured notes		**0.1**
Secured funding		**1.5**
Other bank loans		**0.2**
Deposits		**0.2**
Senior credit facility		**6.6**
Loan capital		**0.6**
Equity and hybrids		**4.2**
Total		**20.2**
Funded assets		
Cash and liquid securities	1	**4.3**
Non-Banking Group deposit with MBL		**6.2**
Net trading assets	2	**–**
Loan assets less than one year	3	**1.0**
Loan assets greater than one year	3	**2.3**
Assets held for sale	4	**0.4**
Debt investment securities	5	**0.6**
Co-investment in specialist funds and equity investments	6	**4.6**
Property, plant and equipment and intangibles		**0.8**
Total		**20.2**

See pages 31 and 32 for notes 1-6.

Term funding (drawn and undrawn) maturing beyond one year (including equity)
$ billion 30 September 2008
Equity ■ Loan capital ■ Debt ■



5
4
3
2
1
0
1-2 yrs
2-3 yrs
3-4 yrs
4-5 yrs
>5 yrs

Total $15.1 billion

Detail of term funding (drawn and undrawn) maturing beyond one year

	As at 30 September 2008				
	1-2yrs $b	<3yrs $b	<4yrs $b	<5yrs $b	5yrs+ $b
Secured funding	0.2	0.1	0.4	–	0.3
Other bank loans	0.1	–	–	–	–
Senior credit facility	–	2.5	2.3	1.8	–
Intra-group loan	1.3	–	–	–	–
Total debt	1.6	2.6	2.7	1.8	0.3
Loan capital	–	–	–	0.6	–
Equity	–	–	–	–	4.2
Total funding sources drawn	1.6	2.6	2.7	2.4	4.5
Undrawn	–	0.3	–	1.0	–
Total funding sources drawn and undrawn	1.6	2.9	2.7	3.4	4.5

Funding for the Non-Banking Group is principally the refinancing package associated with the MGL restructure of November 2007 and includes:

- $9 billion Senior credit facility, of which $6.6 billion was drawn at the balance date; and
- an intra-group loan from MBL of which $6.3 billion ($10.1 billion at November 2007) remained outstanding at the balance date. This facility is an unsecured amortising two-year committed term loan and is being repaid in line with the amortisation schedule set out at the time of the MGL restructure.

Term funding beyond one year (excluding equity) has a weighted average term to maturity of 3.1 years.

Banking Group

Funded balance sheet of the Banking Group at 30 September 2008

	Notes	As at 30 September 2008 $b
Funding sources		
Wholesale issued paper:		
Negotiable certificates of deposit		11.6
Commercial paper		7.3
Net trade creditors		0.2
Structured notes		6.0
Secured funding		7.1
Bonds		5.2
Other bank loans		0.4
Deposits		16.5
Loan capital		2.1
Equity and hybrids		6.1
Total		62.5
Funded assets		
Cash and liquid securities	1	22.0
Net trading assets	2	9.5
Loan assets less than one year	3	11.7
Loan assets greater than one year	3	15.9
Assets held for sale	4	0.4
Debt investment securities	5	0.5
Non-Banking Group deposit with MBL		(6.2)
MBL intra-group loan to MGL		6.3
Co-investment in specialist funds and equity investments	6	2.2
Property, plant and equipment and intangibles		0.2
Total		62.5

See pages 31 and 32 for notes 1-6.

Term funding (drawn and undrawn) maturing beyond one year (including equity)
$ billion 30 September 2008
Equity ■ Hybrids ■ Loan capital ■ Debt ■



9
8
7
6
5
4
3
2
1
0
1-2 yrs
2-3 yrs
3-4 yrs
4-5 yrs
>5 yrs

Total $18.1 billion

Detail of term funding (drawn and undrawn) maturing beyond one year

	As at 30 September 2008				
	1-2yrs $b	<3yrs $b	<4yrs $b	<5yrs $b	5yrs+ $b
Structured notes	2.0	0.5	0.4	0.2	0.1
Secured funding	0.2	0.1	0.7	2.4	1.0
Bonds	0.7	1.1	—	0.1	—
Total debt	2.9	1.7	1.1	2.7	1.1
Loan capital	—	—	1.1	—	1.0
Equity and hybrid	—	—	—	—	6.1
Total funding sources drawn	2.9	1.7	2.2	2.7	8.2
Undrawn	0.4	—	—	—	—
Total funding sources drawn and undrawn	3.3	1.7	2.2	2.7	8.2

As demonstrated above, the Banking Group has diversity in its funding sources by source and maturity. Term funding beyond one year (excluding equity) has a weighted average term to maturity of 3.8 years. Macquarie Bank Limited is an authorised deposit-taking institution, and therefore eligible for the deposit and wholesale funding guarantees recently announced by the Australian Government.

Explanatory notes concerning the funded assets and funding sources

1. Cash and liquid securities

   Funded cash and liquid securities generally consist of amounts due from banks and short term debt investment securities available for sale. Liquid assets are almost entirely repo eligible with central banks or are very short dated.

2. Net trading assets

   The net trading asset balance principally consists of financial markets and equity trading assets including the net derivative position and any related margin or collateral balances. The balance also includes trading assets which are hedging structured notes issued.

3. Loan assets

   Funded loan assets consists of:

	As at 30 September 2008		
	Macquarie Group Consolidated $b	Banking Group $b	Non-Banking Group $b
Mortgages:			
Australia	1.8	1.8	–
US	1.2	1.2	–
Canada	3.7	3.7	–
Italy	1.9	1.9	–
Margin loans	2.9	2.9	–
Structured investment loans	6.0	5.5	0.5
Banking loans	3.4	3.4	–
Real estate loans	1.5	1.5	–
Debt market warehouses	1.2	1.2	–
Commodity loans	1.7	1.7	–
Leasing business	3.6	1.7	1.9
Other lending	2.0	1.1	0.9
Total	30.9	27.6	3.3

4. Assets held for sale
Assets held for sale are the net assets/liabilities of the held for sale categories on the balance sheet. This includes assets of subsidiaries and interests in associates classified as held for sale at the balance sheet date. Refer to section 5.10 for more information on equity investments.

5. Debt investment securities
Debt investment securities include various categories of investment grade debt securities including asset backed securities, bonds, commercial mortgage backed securities and residential mortgage backed securities. Included within this balance are CDO/CLOs of $US196 million (75% of par value) and asset-backed securities (backed by pools of sub-prime and mid-prime mortgages) of $US158 million (64% of par value).

6. Co-investment in specialist funds and equity investments
Funded equity investments consist of:

	As at 30 September 2008		
	Macquarie Group Consolidated $b	Banking Group $b	Non-Banking Group $b
Macquarie Capital managed funds – listed	2.3	–	2.3
Macquarie Capital managed funds – unlisted	0.7	–	0.7
Real Estate managed funds – listed	0.3	0.3	–
Real Estate managed funds – unlisted	0.1	0.1	–
Other	3.4	1.8	1.6
Total	6.8	2.2	4.6

Refer to section 5.10 for more information on equity investments.

3.5 Leverage ratios

The table below shows the reconciliation between the gross leverage ratio based on the statutory balance sheet, and the net funded ratio based on the funded balance sheet.

	As at September 2008		
	Total assets $b	Total equity $b	Leverage ratio
Per statutory balance sheet	167.4	10.3	16.3x
Adjusted assets[1]/Equity	135.0	10.3	13.1x
Funded assets/Equity	76.4	10.3	7.4x
Funded assets/(Equity plus CPS)	76.4	10.9	7.0x
(Funded assets less cash and liquids)/(Equity plus CPS)	50.1	10.9	4.6x

[1] Adjusted for the main differences between IFRS and USGAAP:

[a] Qualifying Special Purpose Entities under FAS140 are specifically exempted from consolidation under FIN46(R) – $22.2 billion

[b] the fair values of multiple derivative contracts executed with the same counter party under a master netting arrangement are offset under FIN39 – $10.2 billion.

4.1 Overview

As an Australian Prudential Regulation Authority (APRA) authorised and regulated Non-Operating Holding Company, MGL is required to hold adequate regulatory capital to cover the risks for the whole Macquarie Group, including the Non-Banking Group. Macquarie and APRA have agreed a capital adequacy framework for MGL, based on Macquarie's Board-approved Economic Capital Adequacy Model (ECAM) and APRA's capital standards for Authorised Deposit-taking Institutions (ADIs).

MGL's capital adequacy framework requires it to maintain minimum regulatory capital requirements calculated as the sum of the dollar value of:

- Macquarie Bank Limited's (MBL) minimum Tier 1 capital requirement, based on a percentage of risk-weighted assets plus Tier 1 deductions (using prevailing APRA ADI Prudential Standards), and
- The Non-Banking Group capital requirement, calculated using Macquarie's ECAM.

Transactions internal to the Macquarie Group are excluded.

The chart below depicts the regulatory capital position of MGL at 30 September 2008.

Macquarie Group – Regulatory capital position
$ billion 30 September 2008
Banking Group ■ Non-Banking Group ■ Capital surplus □



Minimum regulatory capital requirement
Buffer for volatility, growth and strategic flexibility
Regulatory capital position as at 30 September 2008
0
1
2
3
4
5
6
7
8
9
10
11

At 30 September 2008, there was a surplus of approximately $3.3 billion of capital in excess of the Group's minimum capital requirements.

Group regulatory capital surplus calculation

	As at 30 September 2008
	$m
Eligible capital	
Bank Gross Tier 1 capital	5,908
Non-Bank eligible capital	4,415
Group eligible capital	10,323
Banking Group capital requirement	
Risk Weighted Assets (excluding exposures to Non-Banking Group)	37,874
Capital required to cover Risk Weighted Assets[1]	2,651
Capital required to cover Tier 1 deductions	1,612
Banking Group capital requirement	4,263
Non-Banking Group capital requirement	2,801
Group capital requirement	7,064
Group regulatory capital surplus	3,259

[1] At the internal minimum Tier 1 ratio of the Banking Group, which is 7%.

4.2 Banking Group capital

In January 2008, the new global capital regime for banks, known as the Basel II Framework, was implemented in Australia by APRA.

MBL is an ADI regulated by APRA. In December 2007, MBL received accreditation from APRA to adopt the advanced approaches under Basel II for credit risk and operational risk. The Foundation Internal Ratings Based (FIRB) Approach has been adopted for credit risk and the Advanced Measurement Approach for operational risk.

APRA requires ADIs to have a minimum ratio of capital to risk weighted assets of 8% at both Level 1 (ELE Group) and Level 2 (Consolidated Banking Group), with at least 4% of this capital in the form of Tier 1 capital. In addition, APRA imposes ADI specific minimum capital ratios which may be higher than these levels. The MBL Group internal capital policy set by the Board requires capital floors above the minimum regulatory required levels.

Tier 1 capital

The MBL Group's Tier 1 capital consists of ordinary share capital, retained earnings, certain reserves, Macquarie Income Securities (MIS) and Macquarie Income Preferred Securities (MIPS).

Reserves included in Tier 1 capital are the share based payment reserve and foreign currency translation reserve.

The innovative Tier 1 capital includes MIS and MIPS. MIS are a perpetual instrument with no conversion rights. MIS were listed for trading on the Australian Stock Exchange (now known as the Australian Securities Exchange) on 19 October 1999 and became redeemable (in whole or in part) at the Bank's discretion. MIPS were issued when the London branch of the Bank issued 7,000 reset subordinated convertible debentures, each with a face value of £50,000, to Macquarie Capital Funding LP, a controlled entity of the Bank. The convertible debentures currently pay a fixed return of 6.177% until April 2020.

Tier 2 capital

The MGL Group Upper Tier 2 capital consists of the portion of MIS and MIPS not eligible for inclusion in Tier 1 capital and a portion of equity reserves.

The MBL Group Tier 2 capital consists of subordinated debt issued to financial institutions, subject to limits imposed by APRA based on Tier 1 capital. Repayment of this debt is subordinated to the claims of depositors and other creditors but ranks ahead of equity instruments.

Capital adequacy

The MBL Group's regulatory capital supply and capital ratios as at 30 September 2008 are detailed in the tables on the following pages.

Banking Group total capital base

	As at		Movement
	Sep 08 $m	Mar 08 $m	*Mar 08 %*
Tier 1 capital			
Paid-up ordinary share capital	**3,927**	3,604	*9*
Reserves	**180**	170	*6*
Retained earnings	**884**	1,025	*(14)*
Innovative Tier 1 capital	**917**	955	*(4)*
Gross Tier 1 capital	**5,908**	5,754	*3*
Deductions from Tier 1 capital:			
Goodwill	**121**	62	*95*
Deferred tax assets	**269**	68	*296*
Net unrealised fair value gain/(losses) from changes in the ADI's own creditworthiness	**71**	72	*(1)*
Intangible component of investments in non-consolidated subsidiaries and other non-Level 2 entities	**55**	48	*15*
Loan and lease origination fees and commissions paid to mortgage originators and brokers	**215**	252	*(15)*
Capitalised costs associated with debt raisings	**17**	1	*large*
Other Tier 1 capital deductions	**146**	97	*51*
Deductions from Tier 1 capital only	**894**	600	*49*
Other 50/50 deductions from Tier 1 capital:			
Non-subsidiary entities exceeding prescribed limited (50%)	**70**	60	*17*
Non-consolidated subsidiaries (50%)	**268**	254	*6*
All other deductions relating to securitisation (50%)	**39**	13	*200*
Shortfall in provisions for credit losses (50%)	**147**	89	*65*
Other 50/50 deductions from Tier 1 capital (50%)	**194**	191	*2*
Total 50/50 deductions from Tier 1 capital	**718**	607	*18*
Total Tier 1 capital only deductions	**1,612**	1,207	*34*
Net Tier 1 capital	**4,296**	4,547	*(6)*
Tier 2 capital			
Upper Tier 2 capital:			
Excess Tier 1 capital instruments	**254**	188	*35*
Other upper Tier 2 capital	**89**	109	*(18)*
Lower Tier 2 capital:			
Term subordinated debt	**2,047**	2,275	*(10)*
Gross Tier 2 capital	**2,390**	2,572	*(7)*
Deductions from Tier 2 capital:			
Total 50/50 deductions from Tier 2 capital	**718**	607	*18*
Total Tier 2 capital deductions	**718**	607	*18*
Net Tier 2 capital	**1,672**	1,965	*(15)*
Total capital base	**5,968**	6,512	*(8)*

Risk weighted assets

	As at		Movement
	Sep 08 $m	Mar 08 $m	*Mar 08 %*
Credit risk – Risk weighted assets (RWA)			
Subject to FIRB approach:			
Corporate	**7,960**	7,928	*<1*
Sovereign	**54**	30	*80*
Bank	**958**	1,208	*(21)*
Residential mortgage	**1,275**	955	*34*
Other retail	**540**	367	*47*
Total RWA subject to FIRB approach	**10,787**	10,488	*3*
Specialised lending exposures subject to slotting criteria[1]	**4,163**	4,382	*(5)*
Subject to Standardised approach:			
Corporate	**4,518**	3,662	*23*
Residential mortgage	**1,483**	1,345	*10*
Other retail	**2,039**	1,847	*10*
Other	**3,608**	4,335	*(17)*
Total RWA subject to Standardised approach	**11,648**	11,189	*4*
Credit risk RWA for Securitisation exposures	**1,357**	1,244	*9*
Total credit risk RWA	**27,955**	27,303	*2*
Equity exposures RWA	**1,456**	1,370	*6*
Market risk RWA	**2,291**	2,213	*4*
Operational risk RWA	**6,720**	5,215	*29*
Interest rate risk in the banking book RWA	**98**	–	*n/a*
APRA Scaling factor (6%) applied to IRB exposures	**647**	629	*3*
Total RWA	**39,167**[2]	36,730	*7*
Capital ratios			
Macquarie Bank Group Tier 1 capital ratio (%)	**10.97**	12.38	*(11)*
Macquarie Bank Group Total capital ratio (%)	**15.24**	17.73	*(14)*

[1] Specialised lending exposures subject to supervisory slotting criteria are measured using APRA determined risk weightings.
[2] Includes $1,293 million for exposures to the Non-Banking Group.

Pillar 3

The APRA Prudential Standard APS 330: Public Disclosure of Prudential Information details the market discipline (Pillar 3) requirements for Australian domiciled banks. APS 330 is effective from 30 September 2008, requiring qualitative and quantitative disclosure of risk management practices and capital adequacy.

These disclosures are required to be published within 40 business days of the reporting date and will be available on Macquarie's website.

4.3 Non-Banking Group capital

APRA has approved Macquarie's ECAM for use in calculating the regulatory capital requirement of the Non-Banking Group. The ECAM is based on similar principles and models as the Basel II regulatory capital framework for banks, with both calculating capital at a one year 99.9% confidence level. The key features are:

Risk[1]	Basel II	ECAM
Credit	Capital requirement determined by Basel II formula, with some parameters specified by the regulator (e.g. loss given default)	Capital requirement determined by Basel II formula, but with internal estimates of some parameters
Equity	Simple risk-weight approach or deductions. Tier 1 capital requirement between 24% and 50% of face value[2]	Extension of Basel II credit model to cover equity exposures. Capital requirement between 32% and 86% of face value; average 43%
Market	3 times 10 day 99% Value at Risk (VaR) plus a specific risk charge	Scenario-based approach. Greater capital requirement than under regulatory regime
Operational	Basel II Advanced Measurement Approach	Basel II Advanced Measurement Approach

1 The ECAM also covers interest rate risk in the banking book, liquidity risk, and risk on assets held as part of business operations, e.g. fixed assets, goodwill, intangible assets, capitalised expenses and certain minority stakes in associated companies or stakes in joint ventures.

2 Assuming an 8% Tier 1 ratio, the 300% and 400% risk weightings for equity exposures under Basel II equate to a capital requirement of 24% or 32%. Any deductions required for equity exposure are 50/50 Tier 1 and Tier 2, hence a 50% Tier 1 capital requirement.

Non-Banking Group regulatory capital requirement

The capital requirement of the Non-Banking Group is set out in the table below.

	As at 30 September 2008		
	Asset $b	Capital requirement $m	Equivalent risk weight %
Funded assets			
Cash and liquid securities	4.3	41	12
Loan assets[1]	3.3	224	85
Assets held for sale	0.4	161	503
Debt investment securities	0.6	21	44
Co-investments in specialist funds and equity investments – listed	2.6	895	430
Co-investments in specialist funds and equity investments – unlisted	2.0	914	571
Property, plant and equipment and intangibles[2]	0.8	205	320
Non-Banking Group deposits with MBL	6.2	–	–
Total funded assets	20.2	2,461	
Self-funded and non-recourse assets			
Self-funded trading assets	1.6		
Derivative revaluation accounting gross-ups	0.1		
Broker settlement balances	4.1		
Working capital assets	3.6		
Total self-funded and non-recourse assets	9.4		
Total Non-Banking Group assets	29.6		
Off-balance sheet exposures, operational, market and other risk and diversification offset[3]		340	
Non-Banking Group capital requirement		2,801	

[1] Includes leases.

[2] Intangibles relating to the acquisition of Orion Financial Inc. are supported 100% by exchangeable shares. These exchangeable shares have not been included in eligible regulatory capital.

[3] Includes capital associated with self-funded assets (e.g. market risk capital for trading positions).

5.1 Detailed statutory consolidated income statement

	Half year to			Movement	
	Sep 08 $m	Mar 08 $m	Sep 07 $m	*Mar 08 %*	*Sep 07 %*
Net interest income					
Interest revenue	**3,594**	3,512	3,186	*2*	*13*
Interest expense	**(3,074)**	(3,218)	(2,663)	*(4)*	*15*
Net interest income	**520**	294	523	*77*	*(1)*
Fee and commission income					
Base fees	**454**	483	477	*(6)*	*(5)*
Performance fees	**219**	215	169	*2*	*30*
Mergers and acquisitions, advisory and underwriting	**614**	561	898	*9*	*(32)*
Brokerage and commissions	**593**	637	616	*(7)*	*(4)*
Financial products	**74**	37	106	*100*	*(30)*
Platform and other administration fee income	**74**	75	71	*(1)*	*4*
Banking, lending and securitisation	**40**	33	33	*21*	*21*
Other fee and commission income	**70**	111	88	*(37)*	*(20)*
Income from life insurance business and other unit holder businesses	**17**	15	20	*13*	*(15)*
Total fee and commission income	**2,155**	2,167	2,478	*(1)*	*(13)*
Net trading income					
Equity products	**363**	574	593	*(37)*	*(39)*
Commodity products	**178**	262	132	*(32)*	*35*
Foreign exchange products	**134**	154	101	*(13)*	*33*
Interest rate products	**47**	2	17	*large*	*176*
Total net trading income	**722**	992	843	*(27)*	*(14)*
Asset and equity investment income					
Profit on sale of investment securities available for sale	**125**	74	49	*69*	*155*
Profit on sale of associates and joint ventures	**63**	139	421	*(55)*	*(85)*
Gain on deconsolidation of subsidiaries and businesses HFS	**60**	76	217	*(21)*	*(72)*
Net income/(loss) from disposal groups held for sale	**20**	(25)	(3)	*(180)*	*(large)*
Share of net profits of associates and joint ventures using the equity method	**118**	62	94	*90*	*26*
Dividends/distributions received/receivable from investment securities available for sale	**37**	52	39	*(29)*	*(5)*
Impairment charge on investment in associates and joint ventures	**(546)**	(298)	(2)	*83*	*large*
Impairment charge on investment securities available for sale	**(138)**	(88)	(32)	*57*	*large*
Impairment charge on disposal groups held for sale	**(197)**	—	—	*n/a*	*n/a*
Other asset sales	**56**	37	27	*51*	*107*
Total asset and equity investment income	**(402)**	29	810	*(large)*	*(150)*
Other income					
Impairment charges:					
Collective allowance for credit losses	**5**	(24)	(13)	*(121)*	*(138)*
Specific provisions for credit losses	**(166)**	(75)	4	*121*	*(large)*
Other	**136**	155	65	*(12)*	*109*
Total other income	**(25)**	56	56	*(145)*	*(145)*
Total operating income	**2,970**	3,538	4,710	*(16)*	*(37)*

continued on next page

	Half year to			Movement	
	Sep 08 $m	Mar 08 $m	Sep 07 $m	*Mar 08 %*	*Sep 07 %*
Operating expenses					
Employment expenses:					
Compensation expenses:					
Salary, commissions, superannuation and performance-related profit share	**(1,099)**	(1,544)	(2,176)	*(29)*	*(49)*
Share based payments	**(64)**	(64)	(62)	–	*3*
Provision for annual leave	**(20)**	(7)	(14)	*186*	*43*
Provision for long service leave	**(7)**	(5)	(6)	*40*	*17*
Total compensation expenses	**(1,190)**	(1,620)	(2,258)	*(27)*	*(47)*
Other employment expenses including on-costs, staff procurement and staff training	**(75)**	(137)	(162)	*(45)*	*(54)*
Total employment expenses	**(1,265)**	(1,757)	(2,420)	*(28)*	*(48)*
Brokerage and commission expenses	**(311)**	(389)	(313)	*(20)*	*(1)*
Occupancy expenses	**(152)**	(143)	(121)	*6*	*26*
Non-salary technology expenses	**(111)**	(114)	(100)	*(3)*	*11*
Professional fees	**(134)**	(129)	(117)	*4*	*15*
Travel and entertainment	**(102)**	(111)	(89)	*(8)*	*15*
Advertising and communication	**(47)**	(54)	(39)	*(13)*	*21*
Other expenses	**(121)**	(9)	(138)	*large*	*(12)*
Total operating expenses	**(2,243)**	(2,706)	(3,337)	*(17)*	*(33)*
Profit before income tax	**727**	832	1,373	*(13)*	*(47)*
Income tax expense	**(79)**	(44)	(273)	*80*	*(71)*
Profit after income tax	**648**	788	1,100	*(18)*	*(41)*
Minority interests	**(25)**	(27)	(24)	*(7)*	*4*
Profit after income tax attributable to equity holders	**623**	761	1,076	*(18)*	*(42)*
Distributions paid or provided on Macquarie Income Securities	**(19)**	(18)	(16)	*6*	*19*
Profit after income tax attributable to ordinary equity holders	**604**	743	1,060	*(19)*	*(43)*

5.2 Net interest income

	Half year to			Movement	
	Sep 08 $m	Mar 08 $m	Sep 07 $m	*Mar 08 %*	*Sep 07 %*
Interest revenue	**3,594**	3,512	3,186	*2*	*13*
Interest expense	**(3,074)**	(3,218)	(2,663)	*(4)*	*15*
Net interest income (as reported)	**520**	294	523	*77*	*(1)*
Adjustment for accounting for swaps	**59**	(61)	(55)	*(197)*	*(207)*
Net interest income	**579**	233	468	*148*	*24*

Net interest income for the six months to 30 September 2008, after adjusting for amounts relating to the accounting for swaps that are classified as trading income for statutory purposes, increased 24% on the prior corresponding period to $579 million.

Analysis of net interest margins

For the purpose of analysing net interest margins the impact of accounting for swaps used for the hedging of interest rates, which is included in trading income for statutory purposes, has been adjusted against net interest income. This allows for a better analysis of net interest margins.

	Half year to 30 September 2008			Half year to 31 March 2008			Half year to 30 September 2007		
	Interest $m	**Average volume $m**	**Average spread %**	Interest $m	Average volume $m	Average spread %	Interest $m	Average volume $m	Average spread %
Mortgages	**79**	**28,918**	**0.55**	57	28,436	0.40	58	25,559	0.45
Other lending areas	**301**	**27,577**	**2.17**	297	27,440	2.16	298	26,437	2.25
Total net interest margin from interest bearing assets	**380**	**56,495**	**1.34**	354	55,876	1.26	356	51,996	1.37
Other net interest income/(expense)	**199**			(121)			112		
Total net interest income	**579**			233			468		

Mortgages

Net interest income on mortgage assets was up 36% on the prior corresponding period to $79 million. Average mortgage loan volumes increased 13% on the prior corresponding period to $28.9 billion. Although the Australian mortgage business has ceased originating loans, the ongoing business has been profitable due to an increase in interest rates to offset the significant increase in funding costs during the period.

Refer to section 2.6 for more information on Banking and Financial Services' mortgage business.

Other lending areas

Net interest income from other lending areas of $301 million was marginally up on the prior corresponding period which broadly reflects the 4% increase in average volumes. Rate increases on assets have mostly offset additional funding costs resulting in a slight reduction of the net margin.

Other net interest income/(expense)

Other net interest income/(expense) includes earnings on capital, the net interest expense on trading assets and assets held for liquidity management.

5.3 Base and performance fees

	Half year to		
	Sep 08 $m	Mar 08 $m	Sep 07 $m
Base fees			
Macquarie Capital			
ConnectEast Group	**0.5**	0.6	0.5
DUET Group	**3.5**	3.2	3.8
Macquarie Airports	**21.4**	32.4	38.3
Macquarie Communications Infrastructure Group	**14.0**	19.4	20.7
Macquarie Infrastructure Company	**7.9**	11.3	13.6
Macquarie Infrastructure Group	**27.7**	34.1	38.6
Macquarie International Infrastructure Fund	**3.8**	5.8	7.0
Macquarie Media Group	**2.4**	6.7	6.9
Macquarie Power and Infrastructure Income Fund	**1.0**	1.0	0.9
Unlisted funds	**154.6**	130.4	122.2
Managed assets	**5.9**	4.6	4.6
Total Macquarie Capital	**242.7**	249.5	257.1
Real Estate			
Macquarie Central Office Corporate Restructuring-REIT	**0.8**	0.8	0.9
Macquarie CountryWide Trust	**4.8**	4.9	4.6
Macquarie Leisure Trust Group	**1.9**	1.8	1.6
Macquarie Office Trust	**10.7**	12.8	9.1
Unlisted funds	**6.2**	5.4	4.6
Managed assets	**0.3**	0.3	1.1
Total Real Estate	**24.7**	26.0	21.9
Macquarie Funds	**66.4**	78.0	80.4
Banking and Financial Services	**119.7**	129.0	117.8
Total base fee income	**453.5**	482.5	477.2
Performance fees			
Macquarie Capital			
DUET Group	**27.1**	–	21.3
Macquarie Infrastructure Company	**–**	–	50.1
Macquarie International Infrastructure Fund	**–**	–	2.4
Macquarie Power and Infrastructure Income Fund	**–**	3.9	–
Unlisted funds	**125.9**	152.2	39.1
Managed assets	**57.3**	29.1	9.4
Total Macquarie Capital	**210.3**	185.2	122.3
Real Estate			
Macquarie Leisure Trust Group	**–**	–	0.3
Unlisted funds	**0.8**	0.2	13.3
Managed assets	**0.4**	4.5	12.8
Total Real Estate	**1.2**	4.7	26.4
Macquarie Funds	**7.6**	25.0	20.2
Total performance fee income	**219.1**	214.9	168.9

5.4 Impairment charges and provisions

Summary of asset impairment accounting policies

Loan assets

All loan assets are held at amortised cost and are subject to recurring review and assessment for possible impairment. All bad debts are written off in the period in which they are identified. Provisions for loan losses are based on an incurred loss model, which recognises a provision where there is objective evidence of impairment at each balance date, and is calculated based on the discounted values of expected future cash flows.

Specific provisions are recognised where impairment of individual loans are identified. Where individual loans are found not to be impaired, they are placed into pools of assets with similar risk profiles and collectively assessed for losses that have been incurred but not yet identified.

Equity accounted investments

Equity accounted investments are recorded at cost, adjusted for post-acquisition profits or losses recognised in the income statement and its share of post acquisition reserves recognised within equity. Whenever there is an indication an equity accounted investment may be impaired, the investment's carrying amount is compared to its recoverable amount. If the carrying amount exceeds the recoverable amount, an impairment charge is recognised immediately in the income statement. Recoverable amount is determined as the higher of fair value less costs to sell, and the present value of estimated future cash flows expected to arise from the investment.

Subsequent impairment reversal is recognised in the income statement.

Investment securities available for sale

Investment securities available for sale are initially carried at fair value plus transaction costs. Gains and losses arising from subsequent changes in fair value are recognised directly in the available for sale reserve in equity, until the asset is derecognised or impaired, at which time the cumulative gain or loss will be recognised in the income statement.

Available for sale equity investments are impaired when there has been a significant or prolonged decline in the fair value below its cost. The determination of what is significant or prolonged requires judgement. In making this judgement, Macquarie evaluates among other factors, the normal volatility in share price and the amount of time for which the fair value has been below cost. In addition, impairment may be appropriate when there is evidence of deterioration in the financial condition of the investee, industry and sector performance, operational and financing cash flows or changes in technology.

Disposal groups classified as held for sale

Assets classified as held for sale are carried at the lower of carrying amount and fair value less costs to sell. Assets classified as held for sale, or included within a disposal group that is classified as held for sale, are not depreciated. An impairment loss is recognised for any initial or subsequent write-down of the asset to fair value less costs to sell. A gain would be recognised for any subsequent increase in fair value less costs to sell, limited by the previous cumulative impairment loss recognised. A gain or loss not previously recognised by the date of sale would be recognised at the date of sale.

Impairment charges and provisions for the six months to 30 September 2008

	Half year to 30 September 2008
	$m
One off costs relating to Mortgages Italy exit	
Loss on loan portfolio and write-off of capitalised acquisition costs	197
Closure/redundancies costs (included in operating expenses)	13
Loan impairment provisions	16
	226
Write-down of funds management assets and other co-investments	
Listed Macquarie-managed funds:	
Macquarie Communications Infrastructure Group	102
Macquarie International Infrastructure Fund	48
Macquarie Infrastructure Company	41
Macquarie Media Group	82
Macquarie CountryWide Trust	20
Macquarie Office Trust	11
Real estate equity investments	37
US portfolio of ABS held as available for sale	48
Resources equity investments	32
Other equity investments (including International Infrastructure Holdings, Spirit Finance)	263
	684
Loan provisions	
Real estate loans	69
Other loan provisions including collective provision	76
	145
Fair value adjustments on trading asset positions[1]	
Other equity investments carried at fair value through profit or loss, including BrisConnections	67
CLO/CDO exposures held in trading portfolio	21
	88

[1] Items included in the trading portfolio are carried at fair value. Realised gains and losses, and unrealised gains and losses arising from changes in the fair value of the trading portfolio are recognised as trading income or expense in the income statement in the period in which they arise.

5.5 International income

International income by region

	Half year to			Movement	
	Sep 08 $m	Mar 08 $m	Sep 07 $m	*Mar 08 %*	*Sep 07 %*
Americas	**210**	163	689	*29*	*(70)*
Asia Pacific	**483**	988	994	*(51)*	*(51)*
Europe, Africa and Middle East	**563**	685	774	*(18)*	*(27)*
Total international income	**1,256**	1,836	2,457	*(32)*	*(49)*
Australia	**1,324**	1,270	2,001	*4*	*(34)*
Total income (excluding earnings on capital and other corporate items)	**2,580**	3,106	4,458	*(17)*	*(42)*
Earnings on capital and other corporate items	**390**	432	252	*(10)*	*55*
Total operating income (as reported)	**2,970**	3,538	4,710	*(16)*	*(37)*
International income/total income (excluding earnings on capital and other corporate items) (%)	**49**	59	55		

International income by group and region

	Half year to 30 September 2008					
	Americas $m	**Asia Pacific $m**	**Europe, Africa and Middle East $m**	**Total international $m**	**Australia $m**	**Total income $m**
Macquarie Capital	**(2)**	**4**	**469**	**471**	**254**	**725**
Macquarie Securities	**76**	**405**	**167**	**648**	**295**	**943**
Treasury and Commodities	**179**	**28**	**156**	**363**	**107**	**470**
Macquarie Funds	**22**	**8**	**6**	**36**	**143**	**179**
Banking and Financial Services	**7**	**8**	**(215)**	**(200)**	**520**	**320**
Real Estate	**(72)**	**30**	**(20)**	**(62)**	**10**	**(52)**
Corporate	**–**	**–**	**–**	**–**	**(5)**	**(5)**
Total international income	**210**	**483**	**563**	**1,256**	**1,324**	**2,580**

5.6 Income tax expense

	Half year to		
	Sep 08 $m	Mar 08 $m	Sep 07 $m
Income tax expense			
Profit before income tax	**727**	832	1,373
Less Macquarie Income Securities	**(19)**	(18)	(16)
Less Macquarie Income Preferred Securities	**(23)**	(24)	(26)
Less minority interest	**(2)**	(3)	2
Profit before income tax attributable to ordinary equity holders	**683**	787	1,333
Income tax expense	**(79)**	(44)	(273)
Effective tax rate	**%**	%	%
Australian company income tax rate	**30.0**	30.0	30.0
Rate differential on offshore income	**(17.3)**	(19.9)	(11.0)
Non-deductible distribution paid/provided on MIS	**0.8**	0.7	0.4
Non-deductible options expense	**2.8**	2.5	1.4
Other items	**(4.7)**	(7.7)	(0.3)
Effective tax rate	**11.6**	5.6	20.5

5.7 Statutory consolidated balance sheet

	As at			Movement	
	Sep 08 $m	Mar 08 $m	Sep 07 $m	*Mar 08 %*	*Sep 07 %*
Assets					
Cash and balances with central banks	**225**	7	3	*large*	*large*
Due from banks	**13,441**	10,110	6,887	*33*	*95*
Cash collateral on securities borrowed and reverse repurchase agreements	**14,690**	22,906	22,367	*(36)*	*(34)*
Trading portfolio assets	**17,059**	15,807	16,693	*8*	*2*
Loan assets held at amortised cost	**51,783**	52,407	49,911	*(1)*	*4*
Other financial assets at fair value through profit or loss	**3,974**	4,131	4,412	*(4)*	*(10)*
Derivative financial instruments – positive values	**22,508**	21,136	16,991	*6*	*32*
Other assets	**11,413**	10,539	10,103	*8*	*13*
Investment securities available for sale	**18,025**	16,454	12,092	*10*	*49*
Intangible assets	**566**	494	101	*15*	*large*
Life investment contracts and other unit holder assets	**5,645**	5,699	6,363	*(1)*	*(11)*
Interests in associates and joint ventures using the equity method	**5,921**	5,500	4,784	*8*	*24*
Property, plant and equipment	**433**	375	277	*15*	*56*
Deferred income tax assets	**825**	718	639	*15*	*29*
Non-current assets and assets of disposal groups classified as held for sale	**927**	967	835	*(4)*	*11*
Total assets	**167,435**	167,250	152,458	*<1*	*10*
Liabilities					
Due to banks	**11,349**	10,041	5,016	*13*	*126*
Cash collateral on securities lent and repurchase agreements	**14,664**	13,781	16,945	*6*	*(13)*
Trading portfolio liabilities	**11,079**	11,825	9,875	*(6)*	*12*
Derivative financial instruments – negative values	**24,430**	21,399	15,555	*14*	*57*
Deposits	**16,955**	15,783	12,305	*7*	*38*
Debt issued at amortised cost	**52,485**	57,115	55,304	*(8)*	*(5)*
Other financial liabilities at fair value through profit or loss	**6,263**	6,288	5,744	*(<1)*	*9*
Other liabilities	**11,081**	12,210	12,600	*(9)*	*(12)*
Current tax liabilities	**159**	193	222	*(18)*	*(28)*
Life investment contracts and other unit holder liabilities	**5,634**	5,689	6,355	*(1)*	*(11)*
Provisions	**211**	179	170	*18*	*24*
Deferred income tax liabilities	**40**	121	106	*(67)*	*(62)*
Liabilities of disposal groups classified as held for sale	**153**	215	272	*(29)*	*(44)*
Total liabilities excluding loan capital	**154,503**	154,839	140,469	*(<1)*	*10*
Loan capital					
Convertible preference securities	**591**	–	–	*n/a*	*n/a*
Subordinated debt at amortised cost	**1,413**	1,704	1,721	*(17)*	*(18)*
Subordinated debt at fair value through profit or loss	**647**	646	853	*<1*	*(24)*
Total loan capital	**2,651**	2,350	2,574	*13*	*3*
Total liabilities	**157,154**	157,189	143,043	*(<1)*	*10*
Net assets	**10,281**	10,061	9,415	*2*	*9*

continued on next page

	As at			Movement	
	Sep 08 $m	Mar 08 $m	Sep 07 $m	*Mar 08 %*	*Sep 07 %*
Equity					
Contributed equity:					
Ordinary share capital	**4,832**	4,534	4,336	*7*	*11*
Treasury shares	**(2)**	(12)	(10)	*(83)*	*(80)*
Exchangeable shares	**122**	133	—	*(8)*	*n/a*
Reserves	**283**	456	513	*(38)*	*(45)*
Retained earnings	**3,770**	3,718	3,373	*1*	*12*
Total capital and reserves attributable to equity holders of Macquarie Group Limited	**9,005**	8,829	8,212	*2*	*10*
Minority interests:					
Macquarie Income Preferred Securities	**780**	752	798	*4*	*(2)*
Macquarie Income Securities	**391**	391	391	—	—
Other minority interests	**105**	89	14	*18*	*large*
Total equity	**10,281**	10,061	9,415	*2*	*9*

5.8 Average balance sheet

	Half year to 30 September 2008		
	Average balance $m	Income/ (expense) $m	Average rate %
Assets			
Interest bearing assets			
Due from banks	9,771	249	5.1
Cash collateral on securities borrowed and reverse repurchase agreements	24,156	359	3.0
Trading portfolio assets	3,462	137	7.9
Loans assets held at amortised cost	51,678	2,154	8.3
Other financial assets at fair value through profit or loss	3,541	136	7.6
Investment securities available for sale	15,199	554	7.3
Net interest in associates and joint ventures using the equity method	237	5	4.4
Total interest bearing assets	108,044	3,594	
Total non-interest bearing assets	70,275		
Total assets	178,319		
Liabilities			
Interest bearing liabilities			
Due to banks	10,169	(249)	4.9
Cash collateral on securities lent and repurchase agreements	11,362	(220)	3.9
Trading portfolio liabilities	2,155	(77)	7.1
Deposits	16,944	(525)	6.2
Debt issued at amortised cost	54,810	(1,873)	6.8
Other financial liabilities at fair value through profit or loss	3,017	(71)	4.7
Other liabilities	45	(2)	7.4
Subordinated debt	2,136	(57)	5.3
Total interest bearing liabilities	100,638	(3,074)	
Total non-interest bearing liabilities	67,580		
Total liabilities	168,218		
Net assets	10,101		
Equity			
Contributed equity:			
Ordinary share capital	4,784		
Treasury shares	(7)		
Reserves	388		
Retained earnings	3,723		
Total capital and reserves attributable to equity holders of Macquarie Group Limited	8,888		
Minority interests	1,213		
Total equity	10,101		

5.9 Maturity analysis

The table below details the maturity distribution of selected monetary assets and liabilities. Maturities represent the remaining contractual period from the balance sheet date to the repayment date.

	As at 30 September 2008						
	At call $m	3 months or less $m	3 months to 12 months $m	1 year to 5 years $m	Over 5 years $m	No maturity specified $m	Total $m
Assets							
Cash and balances with central banks	225	–	–	–	–	–	225
Due from banks	9,906	3,505	4	22	4	–	13,441
Cash collateral on securities borrowed and reverse repurchase agreements	4,804	9,826	60	–	–	–	14,690
Trading portfolio assets	–	17,059	–	–	–	–	17,059
Loan assets held at amortised cost	6,588	2,710	1,784	12,914	4,830	–	28,826
Other financial assets at fair value through profit or loss	54	1,095	337	2,089	399	–	3,974
Investment securities available for sale	1,162	11,562	3,521	295	685	800	18,025
Life insurance policy and other unit holder assets[1]	40	791	38	–	–	4,776	5,645
Interests in associates and joint ventures using the equity method	–	–	–	–	–	5,921	5,921
Sub-total monetary assets	22,779	46,548	5,744	15,320	5,918	11,497	107,806
Loan assets held at amortised cost by SPEs[2]	–	1,732	4,249	11,958	5,018	–	22,957
Total monetary assets	22,779	48,280	9,993	27,278	10,936	11,497	130,763
Liabilities							
Due to banks	501	1,614	491	7,592	1,151	–	11,349
Cash collateral on securities lent and repurchase agreements	1,109	9,560	3,995	–	–	–	14,664
Trading portfolio liabilities	–	11,079	–	–	–	–	11,079
Deposits	8,735	4,238	2,490	1,276	216	–	16,955
Debt issued at amortised cost	–	16,094	8,798	4,903	152	–	29,947
Other financial liabilities at fair value through profit or loss	–	1,954	934	3,300	75	–	6,263
Life insurance policy and other unit holder liabilities	–	–	–	–	–	5,634	5,634
Subordinated debt at amortised cost	–	–	–	625	788	–	1,413
Subordinated debt at fair value through profit or loss	–	–	–	449	198	–	647
Sub-total monetary liabilities	10,345	44,539	16,708	18,145	2,580	5,634	97,951
Debt issued at amortised cost by SPEs[2]	–	1,705	6,789	13,723	321	–	22,538
Total monetary liabilities	10,345	46,244	23,497	31,868	2,901	5,634	120,489

[1] The life business offers an investment linked product. Policy holders are primarily exposed to the liquidity risk on life investment contract assets. The members are subject to liquidity risk on the surplus in the life investment contract statutory funds.

[2] Loan assets held at amortised cost by SPEs are shown at expected repayment maturities and Debt issued at amortised cost in SPEs are shown at expected extinguishment maturities.

5.10 Equity investments

Equity investments are reported in the following categories in the statutory balance sheet:

- Other financial assets at fair value through profit or loss
- Investment securities available for sale (AVS)
- Investment in associates
- Assets and disposal groups held for sale (HFS).

The classification is driven by a combination of the level of influence Macquarie has over the investment and management's intention with respect to the holding of the asset in the short term.

Other financial assets at fair value through profit or loss include those financial assets that contain embedded derivatives which must be otherwise separated and carried at fair value if it is part of a group of financial assets managed and evaluated on a fair value basis.

AVS assets are investments where Macquarie does not have significant influence or control and are intended to be held for an indefinite period. AVS investments are initially recognised at cost and revalued in subsequent periods to recognise changes in the assets' fair value with these revaluations included in the AVS reserve in equity. If and when the AVS asset is sold or impaired, the cumulative unrealised gain or loss will be recognised in the income statement.

Associates are entities over which Macquarie has significant influence, but not control. Investments in associates may be further classified as HFS associates. HFS investments are those that have a high probability of being sold within 12 months to external parties. Associates that are not held for sale are carried at cost and equity-accounted. Macquarie's share of the investment's post-acquisition profits or losses is recognised in the income statement and its share of post-acquisition movements in reserves is recognised within equity.

For the purpose of analysis, equity investments have been re-grouped into the following categories:

- Investments in Macquarie-managed funds
- Other investments not held for sale or are not investments in Macquarie-managed funds
- HFS investments.

Equity investments reconciliation

	As at 30 September 2008 $m
Equity investments excluding held for sale	
Statutory balance sheet	
Equity investments within Other financial assets at fair value through profit or loss	255
Equity investments within Investment securities available for sale	800
Interests in associates and joint ventures using the equity method	5,921
Total equity investments per statutory balance sheet	6,976
Adjustment for funded balance sheet	
Segregated futures funds (refer Glossary)	(127)
Total funded equity investments	6,849
Adjustments for equity investments analysis	
AVS reserves[1]	(117)
Associates reserves[2]	6
Total adjusted equity investments[3]	6,738
Held for sale investments	
Net assets of disposal groups classified as held for sale	774
Total	7,512

[1] AVS reserves that will be released to income upon realisation of the investment.
[2] Associates reserves that will be released to income upon realisation of the investment.
[3] The adjusted book value represents the total net exposure to Macquarie.

Equity investments by category

	As at 30 September 2008 Adjusted book value $m
Macquarie-managed funds	
DUET Group	27
Macquarie Airports	893
Macquarie Communications Infrastructure Group	242
Macquarie Infrastructure Company	53
Macquarie Infrastructure Group	854
Macquarie International Infrastructure Fund	42
Macquarie Korea Infrastructure Fund	59
Macquarie Media Group	126
Total listed Infrastructure	2,296
Macquarie CountryWide Trust	138
Macquarie Office Trust	108
Macquarie Leisure Trust Group	19
Macquarie DDR Trust	7
Macquarie Central Office CR-REIT	36
Total listed Real Estate	308
Other Macquarie-managed funds	1,114
Total Macquarie-managed funds	3,718
Other investments	
Real estate	837
Finance, investment, funds management and exchanges	776
Energy and resources	576
Debt investment entities	306
Telecommunications, internet, media and entertainment	264
Transport, industrial and infrastructure	261
Total Other investments	3,020
Held for sale investments	774
Total	7,512

Included within Held for sale investments are Macquarie Prime REIT, New World Gaming Partners Limited, MEO Holdings Limited and Taurus Aerospace Group LLC.

5.11 Assets under management

	As at			Movement	
	Sep 08 $m	Mar 08 $m	Sep 07 $m	*Mar 08 %*	*Sep 07 %*
Assets under management by group					
Macquarie Capital	**147,505**	138,149	125,928	*7*	*17*
Macquarie Funds	**44,752**	47,254	55,774	*(5)*	*(20)*
Real Estate	**25,728**	23,532	18,714	*9*	*37*
Banking and Financial Services[1]	**21,245**	23,078	23,659	*(8)*	*(10)*
Total assets under management	**239,230**	232,013	224,075	*3*	*7*
Assets under management by region					
Europe, Africa and Middle East	**88,382**	83,195	76,732	*6*	*15*
Australia	**85,096**	91,833	95,345	*(7)*	*(11)*
Americas	**45,554**	38,647	37,085	*18*	*23*
Asia Pacific	**20,198**	18,338	14,913	*10*	*35*
Total assets under management	**239,230**	232,013	224,075	*3*	*7*
Assets under management by industry sector					
Investment funds	**62,238**	67,681	75,611	*(8)*	*(18)*
Energy and utilities	**41,101**	37,915	34,374	*8*	*20*
Roads	**38,346**	37,038	34,083	*4*	*13*
Airports	**20,352**	20,845	18,768	*(2)*	*8*
Communications infrastructure	**19,108**	18,165	18,115	*5*	*5*
Other	**18,897**	15,044	15,052	*26*	*26*
Transport and related services	**13,460**	11,793	9,358	*14*	*44*
Commercial real estate	**10,887**	11,426	9,341	*(5)*	*17*
Retail real estate	**9,182**	8,318	7,137	*10*	*29*
Tourism/leisure and residential real estate	**4,362**	2,681	1,280	*63*	*241*
Industrial real estate	**1,297**	1,107	956	*17*	*36*
Total assets under management	**239,230**	232,013	224,075	*3*	*7*

[1] The Macquarie CMT, included in BFS AUM above, is a BFS product that is managed by MFG. The CMT closed at $16.1 billion at 30 September 2008.

The table below shows assets under management (AUM) for each listed fund and total for all unlisted funds managed by Real Estate and Banking and Financial Services. It also shows AUM by category for Macquarie Funds. Refer to section 5.12 for disclosure of equity under management for Macquarie Capital. The earning of base fees is closely aligned with the AUM measure for funds in Real Estate, Macquarie Funds and Banking and Financial Services.

	Ownership of management company (%)	Listing date	Stock exchange/ ASX code	Holding (%)[1]	Assets under management As at Sep 08 $m	Mar 08 $m	Sep 07 $m
Real Estate							
J-REP managed funds[2]	26	Jun 06	Listed on TSE	26	**469**	433	221
Macquarie Central Office Corporate Restructuring REIT	100	Jan 04	Listed on KRX	20	**181**	191	213
Macquarie CountryWide Trust	100	Nov 95	MCW	10	**6,060**	5,688	5,226
Macquarie DDR Trust	50	Nov 03	MDT	2	**1,400**	1,276	1,321
Macquarie Leisure Trust Group	100	Jul 98	MLE	5	**834**	832	760
Macquarie Prime REIT	50	Sep 05	Listed on SGX	26	**1,010**	904	695
Macquarie Office Trust	100	Nov 93	MOF	7	**7,189**	6,940	6,477
Total listed Real Estate					**17,143**	16,264	14,913
Total unlisted Real Estate					**8,585**	7,268	3,801
Total Real Estate					**25,728**	23,532	18,714
Macquarie Funds							
Fixed interest, currency and commodities					**25,794**	27,584	30,462
Listed equities					**9,131**	9,254	10,192
Infrastructure securities					**2,842**	3,231	4,459
Structured and specialist investments					**2,758**	2,809	3,005
Real estate securities					**2,366**	2,922	5,877
Funds of private equity funds					**1,107**	822	705
Affiliates and other					**754**	632	1,074
Total Macquarie Funds					**44,752**	47,254	55,774
Banking and Financial Services							
Brook Asset Management[3]					**1,025**	1,060	660
Macquarie Cash Management Trust					**16,109**	17,599	18,063
Other unlisted Banking and Financial Services					**4,111**	4,419	4,936
Total Banking and Financial Services					**21,245**	23,078	23,659
Macquarie Capital (refer to EUM section)					**147,505**	138,149	125,928
Total AUM					**239,230**	232,013	224,075

[1] Holding at 30 September 2008 represents Macquarie's participating interest in the fund, excluding amounts held through True Index funds and their subsidiaries.

[2] J-REP Co. Limited is a listed fund manager on the Tokyo stock exchange. Through a joint venture with Goodman Group, Macquarie acquired an interest in J-REP in June 2007, and therefore its fund management activities.

[3] In February 2008, Macquarie acquired the remaining 51% of Brook Asset Management not previously held.

5.12 Equity under management

The Macquarie Capital Funds business tracks its funds under management using an equity under management (EUM) measure. EUM is considered the most appropriate measure as the calculation of Macquarie Capital Funds' base management fee income is closely aligned with EUM. EUM differs from the Macquarie-wide AUM measure and is determined as follows:

Type of equity investment	Basis of EUM calculation
Listed funds	Market capitalisation at the measurement date plus underwritten or committed future capital raisings
Unlisted funds	Committed capital from investors at the measurement date less called capital subsequently returned to investors
Hybrid instruments	Face value of TICkETS and of exchangeable bonds
Managed businesses[1]	Invested capital at measurement date

[1] Managed businesses include:
a) third party equity invested in Macquarie Capital Funds managed businesses where management fees may be payable to Macquarie; and
b) interests in businesses held directly by Macquarie and managed by Macquarie Capital Funds, acquired with a view that they may be sold into new or existing Macquarie Capital managed funds.



EUM
EUM
Underwritten or committed future capital raisings
Listed funds
Unlisted funds

If the fund is managed through a joint venture with another party, the EUM amount is then weighted based on Macquarie's proportionate economic interest in the joint venture management entity. At 30 September 2008, this applied to Macquarie Korea Infrastructure Fund and the DUET Group, which are weighted at 50% as outlined in the table overleaf, and some other unlisted funds.

Where a fund's EUM is denominated in a foreign currency, amounts are translated to Australian dollars at the exchange rate prevailing at the measurement date.

	Ownership of management company (%)	Listing date	Stock exchange/ ASX code	Holding (%)[1]	Equity under management As at Sep 08 $m	Mar 08 $m	Sep 07 $m
Listed funds							
ConnectEast Group	100[2]	Nov-04	CEU	3	**1,289**	2,002	2,093
DUET Group	50	Aug-04	DUE	6	**817**	929	1,016
Macquarie Airports	100	Apr-02	MAP	20	**4,640**	5,551	7,476
Macquarie Communications Infrastructure Group	100	Aug-02	MCG	18	**1,371**	2,204	3,125
Macquarie Infrastructure Company	100	Dec-04	Listed on NYSE	7	**752**	1,433	1,903
Macquarie Infrastructure Group	100	Dec-96	MIG	13	**5,492**	6,683	7,732
Macquarie International Infrastructure Fund	100	May-05	Listed on SGX	11	**508**	815	1,070
Macquarie Korea Infrastructure Fund	50	Mar-06	Listed on KRX and LSE	4	**950**	1,201	1,394
Macquarie Media Group	100	Nov-05	MMG	22	**570**	791	924
Macquarie Power & Infrastructure Income Fund[3]	100	Apr-04	Listed on TSE	1	**350**	425	533
Total Macquarie Capital Funds equity under management – Listed funds[4]					**16,739**	22,034	27,266
Unlisted funds							
Macquarie European Infrastructure Fund I and II					**10,931**	10,557	9,818
Macquarie Infrastructure Partners					**5,063**	4,380	4,506
Macquarie Korea Opportunities Fund					**1,274**	1,348	1,247
Other unlisted funds[4]					**11,060**	8,208	4,916
Total Macquarie Capital Funds equity under management – Unlisted funds					**28,328**	24,493	20,487
Less Macquarie Capital managed funds' investments in other Macquarie Capital managed funds					**(354)**	(446)	(564)
Total Macquarie Capital Funds Equity under management – Listed and unlisted funds					**44,713**	46,081	47,189
Hybrid instruments[5]					**1,318**	1,848	1,854
Managed businesses					**7,156**[6]	7,112	7,195
Total Macquarie Capital Funds equity under management					**53,187**	55,041	56,238

[1] Holding at 30 September 2008 represents Macquarie's participating interest in the fund, excluding amounts held through True Index funds and their subsidiaries.

[2] ConnectEast Management Limited (CEML), a wholly-owned subsidiary of Macquarie, is the responsible entity of ConnectEast Investment Trust and ConnectEast Holding Trust ("the trusts"), for which it is paid a fee of approximately $1 million per annum (indexed to CPI). CEML has outsourced the day-to-day management of the ConnectEast Group to ConnectEast Pty Limited, a company wholly-owned by the trusts.

[3] Excludes Class B exchangeable units.

[4] In August 2008, Macquarie Capital Alliance Group (MCAG) security holders approved Macquarie Advanced Investment Group's proposal to privatise MCAG. Following the completion of this transaction MCAG delisted. Figures have been re-stated for prior periods, by reclassifying MCAG's EUM from listed to unlisted.

[5] Hybrid instruments include Tradeable Interest-Bearing Convertible to Equity Trust Securities (TICkETS) issued by Macquarie Airports Reset Exchange Securities Trust and Exchangeable Bonds issued by Macquarie Communications Infrastructure Group.

[6] Includes $0.7 billion of equity invested by Macquarie in businesses managed by Macquarie Capital Funds.

5.13 Headcount

Headcount includes both permanent staff (full time, part time and fixed term hires) and contractors (including consultants and secondees). It excludes temporary staff, staff on leave without pay and staff on parental leave. Headcount figures include employees of Macquarie Group subsidiaries, except where the entity is acquired with the intention of disposal (i.e. businesses held for sale).

	As at			Movement	
	Sep 08	Mar 08	Sep 07	*Mar 08 %*	*Sep 07 %*
Headcount by group					
Macquarie Capital	**3,203**	2,939	2,413	*9*	*33*
Banking and Financial Services	**2,779**	3,058	2,689	*(9)*	*3*
Macquarie Securities	**1,777**	1,596	1,319	*11*	*35*
Treasury and Commodities	**677**	611	590	*11*	*15*
Real Estate	**606**	605	527	*<1*	*15*
Macquarie Funds	**572**	496	395	*15*	*45*
Total headcount – operating groups	**9,614**	9,305	7,933	*3*	*21*
Total headcount – service areas	**4,284**	3,802	3,133	*13*	*37*
Total headcount	**13,898**	13,107	11,066	*6*	*26*
Headcount by region					
Australia	**7,898**	7,822	6,802	*1*	*16*
International:					
Americas	**1,991**	1,778	1,231	*12*	*62*
Asia Pacific	**2,496**	2,158	1,888	*16*	*32*
Europe, Africa and Middle East	**1,513**	1,349	1,145	*12*	*32*
Total headcount – International	**6,000**	5,285	4,264	*14*	*41*
Total headcount	**13,898**	13,107	11,066	*6*	*26*
International headcount/total headcount (%)	**43**	40	39		

6.0 Glossary

ADI	Authorised deposit-taking institution
APRA	Australian Prudential Regulation Authority
Assets under management (AUM)	AUM is a metric that provides a consistent basis for measuring Macquarie's funds management activities. AUM is calculated as the proportional ownership interest in the underlying assets of funds and mandated assets that Macquarie actively manages for the purpose of wealth creation, adjusted to exclude cross-holdings in funds and reflect Macquarie's proportional ownership interest of the fund manager
ASX	Australian Securities Exchange
Assets under management by region	AUM by region is defined by the location of the assets, as opposed to the domicile of the fund or fund manager
BFS	Banking and Financial Services Group
CMT	Cash Management Trust
CDO	Collateralised debt obligation
CLO	Collateralised loan obligation
Collective allowance for credit losses	The provision relating to loan losses inherent in a loan portfolio that have not been specifically identified
CPS	Convertible Preference Securities
Dilutive option	An option which has an exercise price that is less than the average share price for the period. Only dilutive options have an impact on the calculation of diluted earnings per share
Dividend reinvestment plan (DRP)	The plan that provides shareholders with the opportunity to reinvest part or all of their dividends as additional shares in Macquarie, with no transaction costs
Earnings on capital and certain corporate income items	Total operating income includes the income generated by Macquarie's operating groups, income from the investment of Macquarie's capital, and certain items of operating income not attributed to Macquarie's operating groups. Earnings on capital and certain corporate income items is total operating income less the operating income generated by Macquarie's operating groups
Earnings per share	A performance measure that measures earnings attributable to each ordinary share, defined in AASB 133 'Earnings Per Share'
ECAM	Economic Capital Adequacy Model
Effective tax rate	The income tax expense as a percentage of the profit before income tax adjusted for MIS and MIPS distributions paid or provided
ELE	Extended Licenced Entity as defined by APRA
Equity under management (EUM)	Refer definition in section 5.12
Expense/Income ratio	Total operating expenses expressed as a percentage of total operating income
FIRB	Foundation Internal Ratings Based
Fee and commission income	Fee and commission revenue less fee and commission expenses

IFRS	International Financial Reporting Standards. These apply to Macquarie from the 2006 financial year
Impaired assets	An asset for which the ultimate collectibility of principal and interest is compromised
Interest income	Interest revenue less interest expense
International income	International income provides a consistent basis for determining the size of Macquarie's operations outside of Australia. Operating income is classified as 'international' with reference to the geographic location from which the operating income is generated. This may not be the same geographic location where the operating income is recognised. For example, operating income generated by work performed for clients based overseas but recognised in Australia for statutory reporting purposes would be classified as 'international' income. Income from funds management activities is allocated by reference to the location of the fund's assets
IPO	Initial public offering
Macquarie Income Preferred Securities (MIPS)	On 22 September 2004, Macquarie Capital Funding L.P., a Macquarie Group entity established to facilitate capital raising, issued £350 million of Tier 1 Capital-Eligible Securities (Macquarie Income Preferred Securities). The securities – guaranteed non-cumulative step-up perpetual preferred securities – will pay a 6.177% semi-annual non-cumulative fixed rate distribution. They are perpetual securities and have no fixed maturity but may be redeemed on 15 April 2020, at Macquarie's discretion. If redemption is not elected on this date, the distribution rate will be reset to 2.35% per annum above the then five-year benchmark sterling gilt rate. The securities may be redeemed on each fifth anniversary thereafter at Macquarie's discretion. The first coupon was paid on 15 April 2005. The issue is reflected in Macquarie's financial statements as an outside equity interest of the economic entity, with distributions being recorded to the outside equity interest
Macquarie Income Securities (MIS)	The Macquarie Income Securities (MIS) are perpetual and carry no conversion rights. Distributions are paid quarterly, based on a floating rate of BBSW plus 1.7%. Subject to limitations on the amount of hybrids eligible for inclusion as Tier 1 Capital, they qualify as Tier 1 Capital. They are treated as equity in the balance sheet. There are four million $100 face value MIS on issue
Managed assets	Managed assets include third party equity invested in assets managed by Macquarie Capital Funds where management fees may be payable to Macquarie; and assets held directly by Macquarie acquired with a view that they may be sold into new or existing funds managed by Macquarie Capital Funds. This measure excludes assets of Macquarie-managed funds
MBL	Macquarie Bank Limited

6.0 Glossary continued

MacCap	Macquarie Capital
MFG	Macquarie Funds Group
MGL	Macquarie Group Limited
MSG	Macquarie Securities Group
Net impaired loan assets as a percentage of loan assets	Excludes amounts relating to mortgage SPVs. Macquarie's exposure in relation to these entities is largely mitigated by credit insurance
Net loan losses	The impact on the income statement of loan amounts provided for or written-off during the period, net of the recovery of any such amounts which were previously written-off or provided for out of the income statement
Net tangible assets per ordinary share	(Total equity less Macquarie Income Securities less Minority Interest less the Future Income Tax Benefit plus the Deferred Tax Liability less Intangible assets of disposal groups held for sale) divided by the number of ordinary shares on issue at the end of the period
Non-GAAP metrics	Non-GAAP metrics include financial measures, ratios and other information that are either not required or defined under Australian Accounting Standards
OEI	Outside equity interest
Operating income	Operating income includes net interest income (interest revenue less interest expense), net trading income, fee and commission income, share of net profits of associates and joint ventures, net gains and losses from the sale of investments or the deconsolidation of controlled entities, dividends and distributions received/receivable, other sundry income items, and is net of impairment charges. Operating income is reported in Macquarie's statutory income statement
Operating expenses	Operating expenses includes employments expenses (including staff profit sharing expense), brokerage and commission expenses, occupancy expenses (including premises rental expense), non-salary technology expenses, professional fees, travel and communication expenses, and other sundry expenses. Operating expenses are reported in Macquarie's statutory income statement
Other income	Other revenue less other expenses. This captures income that does not fit into one of the other statutory categories, i.e. interest income, fee and commission income or trading income
REG	Real Estate Group
REIT	Real Estate Investment Trust
Return on equity	The profit after income tax attributable to Macquarie's ordinary shareholders expressed as an annualised percentage of the average ordinary equity over the relevant period, less the average balances of AVS and cash flow hedging reserves
Risk weighted assets (RWA)	A risk-based measure of an entity's exposures, which is used in assessing its overall capital adequacy, as outlined in AGN 110.4 (referred to in this Guidance Note as risk-weighted exposures)

Segregated futures funds	Futures trading by clients is conducted through Macquarie as an authorised futures exchange participant. In order to undertake trading on the futures exchange, participants are required to deposit an amount of cash with the exchange. Those clients conducting trading through Macquarie deposit cash with Macquarie (segregated futures funds) which are subsequently placed on deposit with the futures exchange to enable trading activity. As Macquarie offsets all positions in its name with the futures exchange, at various times the amount of segregated futures funds may be in excess of the exchange's requirements. These excess segregated futures funds are used to acquire units in a cash management fund (for example, the Macquarie Diversified Treasury (AA) Fund), also in Macquarie's name. As this investment represents clients' assets, which is offset by a deposit liability in Macquarie's balance sheet, the investment is excluded from the analysis of investment exposures
SPV	Special purpose vehicles or securitisation vehicles
Subordinated debt	Debt issued by Macquarie for which agreements between Macquarie and the lenders provide, in the event of liquidation, that the entitlement of such lenders to repayment of the principal sum and interest thereon is and shall at all times be and remain subordinated to the rights of all other present and future creditors of Macquarie. They are classified as liabilities in the balance sheet and may be included in Tier 2 Capital
T&C	Treasury and Commodities Group
Tier 1 Capital	A capital measure defined by APRA in paragraphs 4 and 5 of Prudential Standard APS 111, supplemented by Guidance Note AGN 111.1, net of any applicable Tier 1 Capital Deductions
Tier 1 Capital Deductions	An amount deducted in determining Tier 1 Capital, as defined in paragraph 9 of Prudential Standard APS 111, supplemented by Guidance Note AGN 111.4
Tier 1 Capital ratio	Tier 1 Capital expressed as a percentage of risk weighted assets
Tier 2 Capital	A capital measure defined by APRA in paragraphs 6 (Upper Tier 2) and 7 (Lower Tier 2) of Prudential Standard APS 111, supplemented by Guidance Note AGN 111.2
Total Capital	Tier 1 Capital plus Tier 2 Capital less Total Capital Deductions
Total Capital Deductions	An amount deducted in determining Total Capital, as defined in paragraph 9 of Prudential Standard APS 111, supplemented by Guidance Note AGN 111.4
Total Capital ratio	Total Capital expressed as a percentage of risk weighted assets
Trading income	Income that represents realised or unrealised gains and losses that relate to financial markets products. This income does not necessarily relate to 'trading' in such products and may arise through the manufacturing of new financial products by bringing together existing financial instruments
Upper Tier 2 Capital	Refer Tier 2 Capital
UK	United Kingdom
US	United States of America

7.0 Ten year history

With the exception of 31 March 2005, the financial information presented below has been based on the accounting standards adopted at each reporting date. The financial information for the periods ended 31 March 2005 and later are based on results reported under International Financial Reporting Standards and their related pronouncements.

	Year ended 31 March				
	2000	2001	2002	2003	2004
Financial performance ($ million)					
Total income from ordinary activities	1,337	1,649	1,822	2,155	2,823
Total expenses from ordinary activities	(1,036)	(1,324)	(1,467)	(1,695)	(2,138)
Profit from ordinary activities before income tax	301	325	355	460	685
Income tax expense	(79)	(53)	(76)	(96)	(161)
Profit from ordinary activities after income tax	222	272	279	364	524
Profit attributable to minority interests	—	1	—	(3)	(3)
Macquarie Income Securities distributions	(12)	(31)	(29)	(28)	(27)
Profit from ordinary activities after income tax attributable to ordinary equity holders	210	242	250	333	494
Financial position ($ million)					
Total assets	23,389	27,848	30,234	32,462	43,771
Total liabilities	(22,154)	(26,510)	(27,817)	(29,877)	(40,938)
Net assets	1,235	1,338	2,417	2,585	2,833
Total loan assets	6,518	7,785	9,209	9,839	10,777
Impaired loan assets (net of provisions)	23	31	49	16	61
Share information[(a)]					
Cash dividends per share (cents per share)					
Interim	34	41	41	41	52
Final	52	52	52	52	70
Special	—	—	—	50	—
Total	86	93	93	143	122
Basic earnings per share (cents per share)	124.3	138.9	132.8	164.8	233.0
Share price at end of period ($)	26.40	27.63	33.26	24.70	35.80
Ordinary share capital (million shares)[(b)]	171.2	175.9	198.5	204.5	215.9
Market capitalisation at end of period (fully paid ordinary shares) ($ million)	4,520	4,860	6,602	5,051	7,729
Net tangible assets per ordinary share ($)[(c)]	5.80	5.15	7.94	8.23	10.72
Ratios					
Return on average ordinary shareholders' funds (%)[(g)]	28.1	27.1	18.7	18.0	22.3
Dividend payout ratio (%)	70.0	67.5	73.6	87.4[(d)]	53.2
Expense/income ratio (%)	77.5	80.3	80.5	78.7	75.7
Net impaired loan assets as % of loan assets (excluding securitisation SPVs and segregated future funds) (%)	0.3	0.4	0.5	0.2	0.5
Net loan losses as % of loan assets (excluding securitisation SPVs and segregated future funds) (%)	0.1	0.1	0.2	0.0	0.3
Assets under management ($ billion)[(e)]	26.3	30.9	41.3	52.3	62.6
Staff numbers[(f)]	4,070	4,467	4,726	4,839	5,716

(a) Macquarie's ordinary shares were listed on the Australian Stock Exchange on 29 July 1996.

(b) Number of fully paid ordinary shares at end of period, excluding options and partly paid shares.

(c) Net tangible assets includes intangibles (net of associated deferred tax assets and deferred liabilities) within assets and disposal groups held for sale.

(d) The special dividend for 2003 was paid to release one-off franking credits to shareholders on entry into tax consolidation. Excluding the special dividend of 50 cents per share, the Dividend payout ratio would have been 56.8%.

(e) The methodology used to calculate assets under management was revised in September 2005. Comparatives at 31 March 2005 have been restated in accordance with the revised methodology.

(f) Includes both permanent staff (full time, part time and fixed term) and contractors (including consultants and secondees).

(g) For September 2008 this was an annualised return on average ordinary shareholders' funds.

	Year ended 31 March				Half year ended 30 Sep
	2005	2006	2007	2008	2008
Financial performance ($ million)					
Total income from ordinary activities	4,197	4,832	7,181	8,248	**2,970**
Total expenses from ordinary activities	(3,039)	(3,545)	(5,253)	(6,043)	**(2,243)**
Profit from ordinary activities before income tax	1,158	1,287	1,928	2,205	**727**
Income tax expense	(288)	(290)	(377)	(317)	**(79)**
Profit from ordinary activities after income tax	870	997	1,551	1,888	**648**
Profit attributable to minority interests	(29)	(52)	(57)	(51)	**(25)**
Macquarie Income Securities distributions	(29)	(29)	(31)	(34)	**(19)**
Profit from ordinary activities after income tax attributable to ordinary equity holders	812	916	1,463	1,803	**604**
Financial position ($ million)					
Total assets	67,980	106,211	136,389	167,250	**167,435**
Total liabilities	(63,555)	(100,874)	(128,870)	(157,189)	**(157,154)**
Net assets	4,425	5,337	7,519	10,061	**10,281**
Total loan assets	28,425	34,999	45,796	52,407	**51,783**
Impaired loan assets (net of provisions)	42	85	88	165	**402**
Share information[(a)]					
Cash dividends per share (cents per share)					
Interim	61	90	125	145	**145**
Final	100	125	190	200	**n/a**
Special	40	–	–	–	**n/a**
Total	201	215	315	345	**n/a**
Basic earnings per share (cents per share)	369.6	400.3	591.6	670.6	**216.6**
Share price at end of period ($)	48.03	64.68	82.75	52.82	**37.00**
Ordinary share capital (million shares)[(b)]	223.7	232.4	253.9	274.6	**281.0**
Market capitalisation at end of period (fully paid ordinary shares) ($ million)	10,744	15,032	21,010	14,504	**10,397**
Net tangible assets per ordinary share ($)[(c)]	13.97	16.63	22.86	28.18	**27.24**
Ratios					
Return on average ordinary shareholders' funds (%)[(d)]	29.8	26.0	28.1	23.7	**13.9**
Dividend payout ratio (%)	53.2	54.4	54.3	52.2	**67.4**
Expense/income ratio (%)	72.4	73.4	73.2	73.3	**75.5**
Net impaired loan assets as % of loan assets (excluding securitisation SPVs and segregated future funds) (%)	0.3	0.5	0.4	0.6	**1.5**
Net loan losses as % of loan assets (excluding securitisation SPVs and segregated future funds) (%)	0.2	0.2	0.1	0.3	**0.6**
Assets under management ($ billion)[(e)]	96.7	140.3	197.2	232.0	**239.2**
Staff numbers[(f)]	6,556	8,183	10,023	13,107	**13,898**

This page has been left blank intentionally.

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Macquarie Group Head Office
No.1 Martin Place
Sydney NSW 2000
Australia

Tel: +61 2 8232 3333
Fax: +61 2 8232 3350

Registered Office
Macquarie Group Limited
Level 7, No.1 Martin Place
Sydney NSW 2000
Australia

Tel: +61 2 8232 3333
Fax: +61 2 8232 4330


www.macquarie.com.au



MACQUARIE GROUP LIMITED

INTERIM DIRECTORS' REPORT AND FINANCIAL REPORT
HALF YEAR ENDED 30 SEPTEMBER 2008

MACQUARIE

MACQUARIE GROUP LIMITED ACN 122 169 279

Cover image: A stylised contemporary version of the Holey Dollar

In 1813 Governor Lachlan Macquarie overcame an acute currency shortage by purchasing Spanish silver dollars (then worth five shillings), punching the centres out and creating two new coins – the 'Holey Dollar' (valued at five shillings) and the 'Dump' (valued at one shilling and three pence).

This single move not only doubled the number of coins in circulation but increased their worth by 25 per cent and prevented the coins leaving the colony. Governor Macquarie's creation of the Holey Dollar was an inspired solution to a difficult problem and for this reason it was chosen as the symbol for the Macquarie Group.

This interim financial report has been prepared in accordance with Australian Accounting Standards and does not include all the notes of the type normally included in an annual financial report.

This interim report should be read in conjunction with the annual financial report of Macquarie Group Limited for 31 March 2008 which was also prepared in accordance with Australian Accounting Standards.

Securities and Exchange Commission by
Macquarie Group Limited

File Number: 082-35128

MACQUARIE GROUP LIMITED
and its subsidiaries

TABLE OF CONTENTS

DIRECTORS' REPORT
FOR THE HALF-YEAR ENDED 30 SEPTEMBER 2008

In accordance with a resolution of the Voting Directors ("the Directors") of Macquarie Group Limited ("MGL" or "the Company"), the Directors submit herewith the consolidated balance sheet as at 30 September 2008, the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement of the Company and its subsidiaries (together "the consolidated entity") for the half-year ended on that date ("the period") and report as follows:

DIRECTORS

At the date of this report, the Directors of the Group are:

Non-Executive Director:
D.S. Clarke, AO, Chairman

Executive Directors:
N.W. Moore, Managing Director and Chief Executive Officer*
L.G. Cox, AO

*Independent Directors:***
P.M. Kirby
C.B. Livingstone, AO
H.K. McCann, AM
J.R. Niland, AC
H.M. Nugent, AO
P. H. Warne

* Mr Moore became Managing Director and Chief Executive Officer on 24 May 2008.

** In accordance with the consolidated entity's definition of independence (as set out in the Corporate Governance Statement contained in the 2008 Annual Report).

Mr A.E. Moss retired as a Voting Director and from his roles as Managing Director and Chief Executive Officer on 24 May 2008.

Other than as set out above, the Directors each held office as a Director of the Company throughout the period and until the date of this report.

Those Directors listed as Independent Directors have been independent throughout the period.

RESULT

The financial report for the half-year ended 30 September 2008, and the results herein, are prepared in accordance with Australian Accounting Standards.

The consolidated profit attributable to ordinary equity holders of the Company, in accordance with Australian Accounting Standards, for the period was $604 million (31 March 2008: $743 million; 30 September 2007: $1,060 million).

REVIEW OF OPERATIONS

Consolidated net profit after income tax attributable to ordinary equity holders for the half-year to 30 September 2008 was $604 million, a 43 per cent decrease on the prior corresponding period and a 19 per cent decrease on the prior period. The result was achieved during a period of unprecedented global financial market conditions that resulted in significant restructuring costs, provisions and write-downs.

Assets under management at 30 September 2008 were $239 billion, a 3 per cent increase since March 2008 and a 7 per cent increase on the prior corresponding period.

Annualised return on equity for the half-year to 30 September 2008 was 13.9 per cent, driven by capital growth initiatives in recent years and the lower result for the period. Additionally, in July 2008 Macquarie increased its regulatory capital base through the $600 million issue of Macquarie Convertible Preference Securities (CPS).

Macquarie's liquidity risk management framework operated effectively throughout the period ensuring funding requirements were met and sufficient liquidity was maintained, despite the challenging credit market conditions. Cash and liquid assets increased from $20.8 billion at 31 March 2008 to $26.3 billion at 30 September 2008. Cash and liquid asset holdings now represent 34 per cent of Macquarie's net funded assets.

OPERATING INCOME

Total operating income for the half-year to 30 September 2008 was $2,970 million, a 37 per cent decrease on the prior corresponding period and 16 per cent down on the prior period. Reasonable corporate finance deal flow combined with good contributions from equity and commodity businesses were key drivers. Income from asset realisations during the half-year was well down on the very strong prior corresponding period that included a number of significant realisations, including the IPO of Boart Longyear and the disposal of an investment in Macquarie-IMM Investment Management Co. Limited (Macquarie-IMM).

Although assets under management have shown an overall net increase, the result was largely due to the recent weakening of the Australian dollar against major currencies. Assets under management were down for much of the period as falling equity indices impacted the values of listed securities, especially those funds managed by Macquarie Funds Group. Consequently, base management fees were marginally down on the prior corresponding period. Performance fees were up 30 per cent on the prior corresponding period to $219 million.

During the period Macquarie recognised an impairment charge relating to the loss on the sale of the Italian Mortgages portfolio of $197 million in addition to operating losses and other restructuring and redundancy costs for the business. Macquarie also recognised significant impairment charges against other loans and investments.

International income amounted to 49 per cent of Macquarie's total operating income for the half-year to 30 September 2008.

OPERATING EXPENSES

Operating expenses were down 33 per cent on the prior corresponding period to $2,243 million. Employment expenses, the largest contributor to operating expenses, were down 48 per cent on the prior corresponding period to $1,265 million. The decrease in employment expenses was driven by lower performance-related profit share expense.

The expense to income ratio for the half-year to 30 September 2008 was 75.5 per cent, broadly in line with the prior period, and up from 70.8 per cent in the prior corresponding period.

EVENTS OCCURING AFTER BALANCE SHEET DATE

Subsequent to balance date there has been a further significant deterioration in equity markets which has impacted the market prices of our impaired co-investments in listed specialist funds. If the market prices at the date of this report had been used in the Group's assessment of recoverable amount rather than the 30 September 2008 prices then profit after tax would have been reduced by approximately $130 million.

The Directors are not aware of any other matter or circumstance which has arisen that has significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in the financial period subsequent to 30 September 2008 not otherwise disclosed in this report.

INTERIM DIVIDEND

The Directors have resolved to pay an interim dividend for the half-year ended 30 September 2008 of $1.45 per the number of fully paid ordinary MGL shares on issue at 28 November 2008. The dividend will be 80 per cent franked at the 30 per cent corporate tax rate.

AUDITOR'S INDEPENDENCE DECLARATION

A copy of the auditor's independence declaration, as required under section 307C of the *Corporations Act 2001*, is set out on page 4.

ROUNDING OF AMOUNTS

In accordance with Australian Securities and Investments Commission Class Order 98/100 (as amended), amounts in the Directors' report and the half-year financial report have been rounded off to the nearest million dollars unless otherwise indicated.

This report is made in accordance with a resolution of the Directors.

Nicholas Moore
Managing Director and
Chief Executive Officer

H. Kevin McCann, AM
Non-Executive Director

Sydney
17 November 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999
www.pwc.com/au

Auditor's Independence Declaration

As lead auditor for the review of Macquarie Group Limited for the half-year ended 30 September 2008, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and

b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Macquarie Group Limited and the entities it controlled during the period.

DH Armstrong
Partner
PricewaterhouseCoopers

Sydney
17 November 2008

Consolidated income statement for the half-year ended 30 September 2008

	Notes	Half-year to 30 Sep 2008 $m	Half-year to 31 Mar 2008 $m	Half-year to 30 Sep 2007 $m
Interest and similar income	2	**3,594**	3,512	3,186
Interest expense and similar charges	2	**(3,074)**	(3,218)	(2,663)
Net interest income		**520**	294	523
Fee and commission income	2	**2,155**	2,167	2,478
Net trading income	2	**722**	992	843
Share of net profits of associates and joint ventures using the equity method	2	**118**	62	94
Other operating income and charges	2	**(545)**	23	772
Net operating income		**2,970**	3,538	4,710
Employment expenses	2	**(1,265)**	(1,757)	(2,420)
Brokerage and commission expenses	2	**(311)**	(389)	(313)
Occupancy expenses	2	**(152)**	(143)	(121)
Non-salary technology expenses	2	**(111)**	(114)	(100)
Other operating expenses	2	**(404)**	(303)	(383)
Total operating expenses		**(2,243)**	(2,706)	(3,337)
Operating profit before income tax		**727**	832	1,373
Income tax expense	5	**(79)**	(44)	(273)
Profit from ordinary activities after income tax		**648**	788	1,100
Distributions paid or provided on:				
Macquarie Income Preferred Securities		**(23)**	(24)	(26)
Macquarie Income Securities		**(19)**	(18)	(16)
Other minority interests		**(2)**	(3)	2
Profit attributable to minority interests		**(44)**	(45)	(40)
Profit attributable to ordinary equity holders of Macquarie Group Limited		**604**	743	1,060
		Cents per share	Cents per share	Cents per share
Basic earnings per share	7	**216.6**	271.3	401.8
Diluted earnings per share	7	**215.2**	267.1	387.5

The above consolidated income statement should be read in conjunction with the accompanying notes.

Consolidated balance sheet as at 30 September 2008

	Notes	As at 30 Sep 2008 $m	As at 31 Mar 2008 $m	As at 30 Sep 2007 $m
Assets				
Cash and balances with central banks		**225**	7	3
Due from banks		**13,441**	10,110	6,887
Cash collateral on securities borrowed and reverse repurchase agreements		**14,690**	22,906	22,367
Trading portfolio assets	8	**17,059**	15,807	16,693
Loan assets held at amortised cost	9	**51,783**	52,407	49,911
Other financial assets at fair value through profit or loss		**3,974**	4,131	4,412
Derivative financial instruments – positive values		**22,508**	21,136	16,991
Other assets		**11,413**	10,539	10,103
Investment securities available for sale	11	**18,025**	16,454	12,092
Intangible assets		**566**	494	101
Life investment contracts and other unit holder assets		**5,645**	5,699	6,363
Interests in associates and joint ventures using the equity method	12	**5,921**	5,500	4,784
Property, plant and equipment		**433**	375	277
Deferred income tax assets		**825**	718	639
Non-current assets and assets of disposal groups classified as held for sale	13	**927**	967	835
Total assets		**167,435**	167,250	152,458
Liabilities				
Due to banks		**11,349**	10,041	5,016
Cash collateral on securities lent and repurchase agreements		**14,664**	13,781	16,945
Trading portfolio liabilities	14	**11,079**	11,825	9,875
Derivative financial instruments – negative values		**24,430**	21,399	15,555
Deposits		**16,955**	15,783	12,305
Debt issued at amortised cost	15	**52,485**	57,115	55,304
Other financial liabilities at fair value through profit or loss	16	**6,263**	6,288	5,744
Other liabilities		**11,081**	12,210	12,600
Current tax liabilities		**159**	193	222
Life investment contracts and other unit holder liabilities		**5,634**	5,689	6,355
Provisions		**211**	179	170
Deferred income tax liabilities		**40**	121	106
Liabilities of disposal groups classified as held for sale	13	**153**	215	272
Total liabilities excluding loan capital		**154,503**	154,839	140,469
Loan capital				
Convertible preference securities		**591**	-	-
Subordinated debt at amortised cost		**1,413**	1,704	1,721
Subordinated debt at fair value through profit or loss		**647**	646	853
Total loan capital		**2,651**	2,350	2,574
Total liabilities		**157,154**	157,189	143,043
Net assets		**10,281**	10,061	9,415

Consolidated balance sheet continued
as at 30 September 2008

	Notes	**As at 30 Sep 2008 $m**	As at 31 Mar 2008 $m	As at 30 Sep 2007 $m
Equity				
Contributed equity				
Ordinary share capital	17	**4,832**	4,534	4,336
Treasury shares	17	**(2)**	(12)	(10)
Exchangeable shares	17	**122**	133	-
Reserves	18	**283**	456	513
Retained earnings	18	**3,770**	3,718	3,373
Total capital and reserves attributable to ordinary equity holders of Macquarie Group Limited		**9,005**	8,829	8,212
Minority interests				
Macquarie Income Preferred Securities	18	**780**	752	798
Macquarie Income Securities	18	**391**	391	391
Other minority interests	18	**105**	89	14
Total equity		**10,281**	10,061	9,415

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Consolidated statement of changes in equity for the half-year ended 30 September 2008

	Notes	Half-year to 30 Sep 2008 $m	Half-year to 31 Mar 2008 $m	Half-year to 30 Sep 2007 $m
Total equity at the beginning of the period		**10,061**	9,415	7,519
Available for sale investments, net of tax		**(161)**	(68)	63
Cash flow hedges, net of tax	18	**(72)**	3	21
Associates and joint ventures	18	**10**	(18)	12
Exchange differences on translation of foreign operations		**30**	(70)	(39)
Net (expense)/income recognised directly in equity		**(193)**	(153)	57
Profit from ordinary activities after income tax for the period		**648**	788	1,100
Total recognised income and expense for the period		**455**	635	1,157
Transactions with equity holders in their capacity as equity holders:				
Contributions of equity, net of transaction costs		**282**	184	1,204
Dividends paid	6	**(552)**	(398)	(482)
Minority interests:				
Contribution/(reduction) of equity, net of transaction costs		**16**	80	(5)
Changes in retained earnings due to acquisitions and disposals		**(2)**	(8)	5
Distributions paid or provided		**(42)**	(42)	(42)
Other equity movements:				
Net movement on (retraction)/issue of exchangeable shares	17	**(11)**	133	-
Share based payments	18	**64**	64	62
Net sale/(purchase) of treasury shares		**10**	(2)	(3)
Total equity at the end of the period		**10,281**	10,061	9,415
Total recognised income and expense for the period is attributable to:				
Ordinary equity holders of Macquarie Group Limited		**383**	636	1,160
Macquarie Income Preferred Securities holders		**51**	(22)	(17)
Macquarie Income Securities holders		**19**	18	16
Other minority interests		**2**	3	(2)
Total recognised income and expense for the period		**455**	635	1,157

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Consolidated cash flow statement for the half-year ended 30 September 2008

	Notes	Half-year to 30 Sep 2008 $m	Half-year to 31 Mar 2008 $m	Half-year to 30 Sep 2007 $m
Cash flows from operating activities				
Interest received		**3,104**	2,744	3,150
Interest and other costs of finance paid		**(2,926)**	(3,150)	(2,638)
Dividends and distributions received		**261**	288	119
Fees and other non-interest income received		**4,934**	2,204	2,654
Fees and commissions paid		**(268)**	(357)	(347)
Net receipts from trading portfolio assets and other financial assets/liabilities		**8,941**	1,529	6,760
Payments to suppliers		**(1,195)**	(1,050)	(827)
Employment expenses paid		**(2,821)**	(998)	(2,533)
Income tax paid		**(171)**	(30)	(335)
Life investment contract income		**223**	103	394
Life investment contract premiums received and other unit holder contributions		**2,445**	1,622	1,603
Life investment contract payments		**(1,925)**	(1,492)	(1,281)
Non-current assets and assets of disposal groups classified as held for sale – net receipts from operations		**2**	17	147
Net loan assets repaid/(granted)		**450**	(1,434)	(5,241)
Recovery of loans previously written off		**3**	2	4
Net (decrease)/increase in amounts due to other financial institutions, deposits and other borrowings		**(2,678)**	11,981	5,003
Net cash flows from operating activities	19	**8,379**	11,979	6,632
Cash flows from investing activities				
Payments for financial assets available for sale and at fair value through profit or loss		**(66,070)**	(41,474)	(16,822)
Proceeds from the realisation of financial assets available for sale and at fair value through profit or loss		**66,386**	42,900	12,142
Payments for interests in associates		**(1,031)**	(1,611)	(1,343)
Proceeds from the disposal of associates		**272**	556	452
Payments for the acquisition of non-current assets and assets of disposal groups classified as held for sale, net of cash acquired		**(9)**	(487)	(325)
Proceeds from the disposal of non-current assets and assets of disposal groups classified as held for sale, net of cash disposed		**182**	554	1,008
Payments for the acquisition of subsidiaries, excluding disposal groups, net of cash acquired		**(14)**	(805)	(126)
Proceeds from the disposal of subsidiaries, excluding disposal groups, net of cash deconsolidated		**-**	21	86
Payments for life investment contracts and other unit holder assets		**(7,245)**	(3,465)	(3,566)
Proceeds from the disposal of life investment contracts and other unit holder assets		**4,022**	2,660	3,377
Payments for property, plant and equipment		**(126)**	(124)	(40)
Proceeds from the disposal of property, plant and equipment		**34**	52	-
Net cash flows used in investing activities		**(3,599)**	(1,223)	(5,157)
Cash flows from financing activities				
Proceeds from the issue of ordinary shares		**114**	70	1,019
Proceeds from other minority interests		**14**	56	6
Repayment of subordinated debt		**(225)**	(225)	-
Issue of convertible preference securities		**600**	-	-
Payment of issue costs on convertible preference securities		**(9)**	-	-
Dividends and distributions paid		**(436)**	(328)	(340)
Net cash flows from/(used in) financing activities		**58**	(427)	685
Net increase in cash and cash equivalents		**4,838**	10,329	2,160
Cash and cash equivalents at the beginning of the period		**20,815**	10,486	8,326
Cash and cash equivalents at the end of the period	19	**25,653**	20,815	10,486

The above consolidated cash flow statement should be read in conjunction with the accompanying notes.

Notes to the consolidated financial statements
30 September 2008

1. Basis of preparation

This general purpose financial report for the half-year reporting period ended 30 September 2008 has been prepared in accordance with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and *the Corporations Act 2001*. Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34, *Interim Financial Reporting*.

This half-year financial report comprises the consolidated financial report of Macquarie Group Limited ("MGL") and the entities it controlled at the end of, or during, the period (together, "the consolidated entity").

This half-year financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual financial report for the year ended 31 March 2008 and any public announcements made by MGL during the half-year reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

The consolidated entity is of a kind referred to in Australian Securities and Investments Commission Class Order 98/100 (as amended), relating to the rounding off of amounts in the financial report for a financial year or half-year. Amounts in the Directors' report and the half-year financial report have been rounded in accordance with that Class Order to the nearest million dollars unless otherwise indicated.

The accounting policies and methods of computation adopted in the preparation of the half-year financial report are consistent with those adopted and disclosed in the annual financial report of MGL for the year ended 31 March 2008. Certain comparatives have been restated for consistency in presentation at 30 September 2008.

Notes to the consolidated financial statements continued
30 September 2008

	Half-year to 30 Sep 2008 $m	Half-year to 31 Mar 2008 $m	Half-year to 30 Sep 2007 $m
2. Profit for the period			
Net interest income			
Interest and similar income received/receivable	**3,594**	3,512	3,186
Interest expense and similar charges paid/payable	**(3,074)**	(3,218)	(2,663)
Net interest income	**520**	294	523
Fee and commission income			
Fee and commission income	**2,138**	2,152	2,458
Income from life insurance business and other unit holder businesses	**17**	15	20
Total fee and commission income	**2,155**	2,167	2,478
Net trading income			
Equities	**363**	574	593
Commodities	**178**	262	132
Foreign exchange products	**134**	154	101
Interest rate products	**47**	2	17
Total net trading income	**722**	992	843
Share of net profits of associates and joint ventures using the equity method	**118**	62	94
Other operating income and charges			
Net gains on disposal of investment securities available for sale	**125**	74	49
Impairment charge on investment securities available for sale	**(138)**	(88)	(32)
Net gains on disposal of associates (including associates held for sale) and joint ventures	**63**	139	421
Impairment charge on associates (including associates held for sale) and joint ventures	**(546)**	(298)	(2)
Net operating income/(loss) from disposal groups held for sale	**20**	(25)	(3)
Impairment charge on disposal group held for sale[1]	**(197)**	-	-
Gain on deconsolidation of subsidiaries and businesses held for sale	**60**	76	217
Dividends/distributions received/receivable - investment securities available for sale	**37**	52	39
Write back of/(provision for) collective allowance for credit losses during the period (note 9)	**5**	(24)	(13)
Specific provisions:			
- loans provided for during the period (note 9)	**(135)**	(65)	(20)
- other fees provided for during the period	**(21)**	-	-
- recovery of loans previously provided for (note 9)	**4**	7	28
- loan losses written-off	**(17)**	(19)	(8)
- recovery of loans previously written-off	**3**	2	4
Other income[2]	**192**	192	92
Total other operating income and charges	**(545)**	23	772
Net operating income	**2,970**	3,538	4,710

(1) Impairment charge arising from the reclassification of the Italian mortgages business as a disposal group held for sale, therefore measured at the lesser of cost and fair value less disposal costs. Including the impairment, the business incurred an operating loss of $238 million for the period.
(2) Included in other income is rental income of $208 million (half-year to 31 March 2008: $192 million; half-year to 30 September 2007: $90 million) less depreciation of $134 million (half-year to 31 March 2008: $125 million; half-year to 30 September 2007: $54 million) in relation to operating leases where the consolidated entity is lessor.

Notes to the consolidated financial statements continued
30 September 2008

	Half-year to 30 Sep 2008 $m	Half-year to 31 Mar 2008 $m	Half-year to 30 Sep 2007 $m
2. Profit for the period continued			
Employment expenses			
Salary, salary related costs including commissions, superannuation and performance-related profit share	**(1,099)**	(1,544)	(2,176)
Share based payments	**(64)**	(64)	(62)
Provision for annual leave	**(20)**	(7)	(14)
Provision for long service leave	**(7)**	(5)	(6)
Total compensation expenses	**(1,190)**	(1,620)	(2,258)
Other employment expenses including on-costs, staff procurement and staff training	**(75)**	(137)	(162)
Total employment expenses	**(1,265)**	(1,757)	(2,420)
Brokerage and commission expenses			
Brokerage expenses	**(239)**	(319)	(242)
Other fee and commission expenses	**(72)**	(70)	(71)
Total brokerage and commission expenses	**(311)**	(389)	(313)
Occupancy expenses			
Operating lease rentals	**(91)**	(74)	(78)
Depreciation: infrastructure, furniture, fittings and leasehold improvements	**(34)**	(35)	(25)
Other occupancy expenses	**(27)**	(34)	(18)
Total occupancy expenses	**(152)**	(143)	(121)
Non-salary technology expenses			
Information services	**(52)**	(44)	(38)
Depreciation: computer equipment and software	**(20)**	(30)	(23)
Other non-salary technology expenses	**(39)**	(40)	(39)
Total non-salary technology expenses	**(111)**	(114)	(100)
Other operating expenses			
Professional fees	**(123)**	(121)	(107)
Auditors' remuneration	**(11)**	(8)	(10)
Travel and entertainment expenses	**(102)**	(111)	(89)
Advertising and promotional expenses	**(21)**	(28)	(18)
Communication expenses	**(22)**	(22)	(18)
Depreciation: communication equipment	**(4)**	(4)	(3)
Other expenses	**(121)**	(9)	(138)
Total other operating expenses	**(404)**	(303)	(383)
Total operating expenses	**(2,243)**	(2,706)	(3,337)

Notes to the consolidated financial statements continued
30 September 2008

	Half-year to 30 Sep 2008 $m	Half-year to 31 Mar 2008 $m	Half-year to 30 Sep 2007 $m
3. Revenue from operating activities			
Interest and similar income	**3,594**	3,512	3,186
Fee and commission income	**2,138**	2,152	2,458
Premium income, investment revenue/(expense) and management fees from life investment contracts and other unit holder businesses	**87**	(60)	271
Net trading income	**722**	992	843
Net gains on sale of investment securities available for sale and associates and joint ventures	**188**	213	470
Other income (excluding net gains on sale of investment securities available for sale and associates and joint ventures)	**427**	357	439
Total revenue from operating activities	**7,156**	7,166	7,667

4. Segment reporting

(i) Operating segments

For internal reporting and risk management purposes, the consolidated entity is divided into six operating groups and a corporate group (the "Groups"). These Groups have been set up based on the differences in core products and services offered:

- **Macquarie Funds Group** is a full service fund manager offering a diverse range of products including managed funds across a wide range of asset classes, funds-based structured products, hedge funds, funds of funds and responsible entity and back-office services;
- **Banking and Financial Services Group** is the primary relationship manager for Macquarie's retail clients, providing wealth management and banking products and services to intermediaries, small business and direct investors;
- **Real Estate Group** encompasses real estate fund and asset management, investment and development finance, unlisted equity raising, real estate investment banking and advisory, development and development management, real estate securitisation and research;
- **Treasury and Commodities Group** activities include trading and related activities in a broad range of financial and commodity markets. Activities range across foreign exchange, debt and futures, as well as agriculture, energy and metals commodities;
- **Macquarie Securities Group** offers equity-linked investments, trading products and risk management services, equity finance, arbitrage trading and synthetic products as well as a full service institutional cash equities broker in the Asia Pacific region and specialised in the rest of the world;
- **Macquarie Capital** includes the consolidated entity's wholesale structuring, underwriting, corporate advisory, infrastructure and specialist funds, private equity, and specialised equipment financing capabilities; and
- **Corporate** includes the Group Treasury division, head office and central support functions. Costs within Corporate include unallocated head office costs, employment related costs, earnings on capital, non trading derivative volatility, income tax expense and expenses attributable to minority interests. Corporate is not considered an operating Group.

Any transfers between segments are determined on an arms-length basis and eliminate on consolidation.

Segment information has been prepared in conformity with the consolidated entity's segment accounting policy. The operating segments of the consolidated entity have changed during the period ended 30 September 2008. In accordance with AASB 8 *Operating Segments*, comparative information has been restated to reflect current reportable operating segments.

Notes to the consolidated financial statements continued
30 September 2008

4. Segment reporting continued

(i) Operating segments continued

The following is an analysis of the consolidated entity's revenue and results by reportable operating segment for the period:

Half-year to 30 September 2008	Macquarie Funds Group $m	Banking & Financial Services Group $m	Real Estate Group $m	Treasury & Commodities Group $m	Macquarie Securities Group $m	Macquarie Capital $m	Corporate $m	Total $m
Revenues from external customers	**295**	**1,994**	**139**	**921**	**1,198**	**1,783**	**688**	**7,018**
Inter-segmental (expense)/revenue[1]	**(10)**	**(281)**	**(75)**	**(38)**	**(75)**	**(263)**	**742**	**-**
Interest revenue	**100**	**1,604**	**67**	**438**	**362**	**382**	**641**	**3,594**
Interest expense	**(32)**	**(1,160)**	**(4)**	**(379)**	**(173)**	**(150)**	**(1,176)**	**(3,074)**
Depreciation and amortisation	**(1)**	**(2)**	**(2)**	**(4)**	**(6)**	**(146)**	**(34)**	**(195)**
Share of net profits/(losses) of associates and joint ventures using the equity method	**5**	**(3)**	**45**	**8**	**3**	**56**	**4**	**118**
Net operating (loss)/income from disposal groups held for sale	**-**	**-**	**-**	**(1)**	**-**	**21**	**-**	**20**
Reportable segment profit	**35**	**(174)**	**(132)**	**285**	**443**	**348**	**(201)**	**604**
Reportable segment assets	**10,848**	**38,890**	**3,621**	**37,480**	**35,546**	**16,900**	**24,150**	**167,435**
Half-year to 31 March 2008								
Revenues from external customers	224	1,918	227	1,046	1,366	1,711	637	7,129
Inter-segmental (expense)/revenue[1]	(75)	(232)	(83)	(86)	145	(251)	582	-
Interest revenue	40	1,494	110	426	467	366	609	3,512
Interest expense	(5)	(1,096)	(8)	(362)	(453)	(123)	(1,171)	(3,218)
Depreciation and amortisation	(1)	(12)	(1)	(4)	(6)	(132)	(31)	(187)
Share of net (losses)/profits of associates and joint ventures using the equity method	(1)	(4)	67	23	4	(14)	(13)	62
Net operating loss from disposal groups held for sale	-	-	-	-	-	(25)	-	(25)
Reportable segment profit	98	90	(205)	321	512	741	(814)	743
Reportable segment assets	10,777	41,192	3,748	38,521	38,304	17,078	17,630	167,250

Notes to the consolidated financial statements continued
30 September 2008

4. Segment reporting continued

(i) Operating segments continued

Half-year to 30 September 2007	Macquarie Funds Group $m	Banking & Financial Services Group $m	Real Estate Group $m	Treasury & Commodities Group $m	Macquarie Securities Group $m	Macquarie Capital $m	Corporate $m	Total $m
Revenues from external customers	641	1,675	286	896	1,751	2,253	74	7,576
Inter-segmental (expense)/revenue [(1)]	(31)	(292)	(83)	(116)	(285)	(208)	1,015	-
Interest revenue	95	1,257	93	469	766	355	151	3,186
Interest expense	(5)	(794)	(7)	(333)	(363)	(102)	(1,059)	(2,663)
Depreciation and amortisation	-	(8)	(1)	(4)	(5)	(61)	(27)	(106)
Share of net profits/(losses) of associates and joint ventures using the equity method	4	(4)	40	7	3	41	3	94
Net operating loss from disposal groups held for sale	-	-	-	-	-	(3)	-	(3)
Reportable segment profit	209	147	124	281	705	1,558	(1,964)	1,060
Reportable segment assets	10,022	40,281	3,947	27,910	41,539	15,273	13,486	152,458

[(1)] Reporting systems do not enable the separation of intersegmental revenues and expenses. These are netted off and the net position is disclosed above.

(ii) Products and services

For the purposes of preparing a segment report based on products and services, the activities of the consolidated entity have been divided into four areas:
Asset and Wealth Management: distribution and manufacture of funds management products;
Financial Markets: trading in fixed income, equities, currency, commodities and derivative products;
Capital Markets: corporate and structured finance, advisory, underwriting, facilitation, broking and real estate/property development; and
Lending: banking activities, mortgages, margin lending and leasing.

	Asset and Wealth Management $m	Financial Markets $m	Capital Markets $m	Lending $m	Total $m
Half-year to 30 September 2008					
Revenues from external customers	**1,113**	**2,379**	**1,200**	**2,326**	**7,018**
Half-year to 31 March 2008					
Revenues from external customers	1,020	2,705	1,111	2,293	7,129
Half-year to 30 September 2007					
Revenues from external customers	1,739	1,920	2,460	1,457	7,576

4. **Segment reporting** continued

(iii) Geographical areas

Geographical segments have been determined based upon where the transactions have been recorded. The operations of the consolidated entity are headquartered in Australia.

	Revenues	Non-current assets[2]
30 September 2008	**$m**	**$m**
Australia	**4,638**	**224**
Asia Pacific	**553**	**87**
Europe	**823**	**62**
North America	**913**	**622**
Other	**91**	**4**
TOTAL	**7,018**	**999**
31 March 2008		
Australia	4,188	182
Asia Pacific	1,054	81
Europe	1,166	55
North America	721	550
Other	-	1
TOTAL	7,129	869
30 September 2007		
Australia	4,497	99
Asia Pacific	1,230	30
Europe	1,018	146
North America	789	76
Other	42	27
TOTAL	7,576	378

[2] Non-current assets consist of intangible assets and property, plant and equipment.

(iv) Major customers

Macquarie Group Limited does not rely on any major customer.

Notes to the consolidated financial statements continued
30 September 2008

	Half-year to 30 Sep 2008 $m	Half-year to 31 Mar 2008 $m	Half-year to 30 Sep 2007 $m
5. Income tax expense			
(i) Reconciliation of income tax expense to prima facie tax payable			
Prima facie income tax expense on operating profit[1]	**(218)**	(250)	(412)
Tax effect of amounts which are non-assessable/(non-deductible) in calculating taxable income:			
Rate differential on offshore income	**118**	156	147
Distribution provided on Macquarie Income Preferred Securities and similar distributions	**7**	7	8
Share based payments expense	**(19)**	(19)	(19)
Other items	**33**	62	3
Total income tax expense	**(79)**	(44)	(273)
(ii) Amounts recognised directly in equity			
Aggregate deferred tax arising in the period and not recognised in profit or loss but recognised directly in equity:			
Net deferred tax – (credited)/debited directly in equity	**(64)**	(26)	28
Total	**(64)**	(26)	28

[1] Prima facie income tax on operating profit is calculated at the rate of 30 per cent (half-year to 31 March 2008: 30 per cent; half-year to 30 September 2007: 30 per cent). The Australian tax consolidated group has a tax year ending on 30 September.

Notes to the consolidated financial statements continued
30 September 2008

	Half-year to 30 Sep 2008 $m	Half-year to 31 Mar 2008 $m	Half-year to 30 Sep 2007 $m

6. Dividends paid and distributions paid or provided

(i) Dividends paid

	Half-year to 30 Sep 2008 $m	Half-year to 31 Mar 2008 $m	Half-year to 30 Sep 2007 $m
Ordinary share capital			
Interim dividend paid (half-year to 31 March 2008: $1.45 per share*)	-	398	-
Final dividend paid ($2.00* per share; half-year to 30 September 2007: $1.90 per share)	**552**	-	482
Total dividends paid (note 18)	**552**	398	482

* Dividend paid by the consolidated entity includes $3 million (half-year to 31 March 2008: $3 million; half-year to 30 September 2007: $nil) of dividends paid to holders of the exchangeable shares as described in Note 17 - Contributed equity.

All dividends were 100 per cent franked at the 30 per cent corporate tax rate.

	Dividend per ordinary share		
Cash dividends per ordinary share (distribution of current year profits)	**$1.45**	$2.00	$1.45

(ii) Dividends not recognised at the end of the period

Since the end of the period, the Directors have resolved to pay an interim dividend for the half-year ended 30 September 2008 of $1.45 per the number of fully paid ordinary Macquarie Group Limited shares on issue on 28 November 2008. The dividend will be 80 per cent franked at the 30 per cent corporate tax rate.

(iii) Distributions paid or provided

	Half-year to 30 Sep 2008 $m	Half-year to 31 Mar 2008 $m	Half-year to 30 Sep 2007 $m
Macquarie Income Preferred Securities			
Distributions paid (net of distributions previously provided)	**1**	2	3
Distributions provided	**22**	22	23
Total distributions paid or provided	**23**	24	26

The Macquarie Income Preferred Securities ("MIPS") represent the minority interests of a subsidiary. Accordingly, the distributions paid/provided in respect of the Macquarie Income Preferred Securities are recorded as movements in minority interests, as disclosed in Note 18 - Reserves, retained earnings and minority interests. Macquarie Bank Limited ("MBL"), a subsidiary, can redirect the payments of distributions under the convertible debentures to be paid to itself. For each debenture 500 MBL preference shares may be substituted at MBL's discretion at any time, in certain circumstances (to meet capital requirements), or on maturity. Refer to Note 18 for further details on these instruments.

Macquarie Income Securities			
Distributions paid (net of distributions previously provided)	**11**	11	9
Distributions provided	**8**	7	7
Total distributions paid or provided	**19**	18	16

The Macquarie Income Securities ("MIS") represent the minority interests of a subsidiary. Accordingly, the distributions paid/provided in respect of the Macquarie Income Securities are recorded as movements in minority interests, as disclosed in Note 18 – Reserves, retained earnings and minority interests. No dividends are payable under the preference shares until MBL exercises its option to receive future payments of interest and principal under the other stapled security. Upon exercise, dividends are payable at the same rate, and subject to similar conditions, as the MIS. Dividends are also subject to MBL Directors' discretion. Refer to Note 18 - Reserves, retained earnings and minority interests for further details on these instruments.

	Half-year to 30 Sep 2008	Half-year to 31 Mar 2008	Half-year to 30 Sep 2007
7. Earnings per share			
	Cents per share	Cents per share	Cents per share
Basic earnings per share	**216.6**	271.3	401.8
Diluted earnings per share	**215.2**	267.1	387.5
	$m	$m	$m
Reconciliation of earnings used in the calculation of basic and diluted earnings per share			
Profit from ordinary activities after income tax	**648**	788	1,100
Profit attributable to minority interests:			
Macquarie Income Preferred Securities	**(23)**	(24)	(26)
Macquarie Income Securities	**(19)**	(18)	(16)
Other minority interests	**(2)**	(3)	2
Total earnings used in the calculation of basic and diluted earnings per share	**604**	743	1,060

	Number of shares	Number of shares	Number of shares
Total weighted average number of ordinary shares used in the calculation of basic earnings per share	**278,902,477**	273,914,165	263,798,808
Weighted average number of ordinary shares used in the calculation of diluted earnings per share			
Weighted average fully paid ordinary shares	**278,902,477**	273,914,165	263,798,808
Potential ordinary shares:			
Weighted average options	**1,803,243**	4,257,654	9,756,591
Total weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share	**280,705,720**	278,171,819	273,555,399

Options

Options granted to employees under the Employee Option Plan are considered to be potential ordinary shares and have been included in the calculation of diluted earnings per share to the extent to which they are dilutive. The issue price, which is equivalent to the fair value of the options granted, and exercise price used in this assessment incorporate both the amounts recognised as an expense up to the balance sheet date as well as the fair value of options yet to be recognised as an expense in the future.

Included in the balance of weighted average options are 731,436 (31 March 2008: 384,314; 30 September 2007: 2,072,876) options that were converted, lapsed or cancelled during the period. There are a further 51,948,491 (31 March 2008: 1,115,400; 30 September 2007: 12,475,125) options that have not been included in the balance of weighted average options on the basis that their adjusted exercise price was greater than the average market price of the Company's fully paid ordinary shares for the half-year ended 30 September 2008 and consequently, they are not considered to be dilutive.

On 13 November 2007, the date of the restructure of the Macquarie group, all MBL options were cancelled and reissued by MGL, the new ultimate parent entity. This action has had no financial impact on the consolidated entity as the MGL options were issued with the same terms, conditions and vesting dates as the original MBL options.

Notes to the consolidated financial statements continued
30 September 2008

	As at 30 Sep 2008 $m	As at 31 Mar 2008 $m	As at 30 Sep 2007 $m
8. Trading portfolio assets			
Trading securities			
Equities			
Listed	**9,738**	8,723	9,344
Unlisted	**3,086**	3,379	2,864
Corporate bonds	**912**	734	1,043
Commonwealth government bonds	**765**	807	76
Foreign government bonds	**740**	256	-
Promissory notes	**605**	1,303	2,664
Other government securities	**598**	258	293
Certificates of deposit	**365**	198	239
Bank bills	**95**	45	86
Total trading securities	**16,904**	15,703	16,609
Other trading assets			
Commodities	**155**	104	84
Total other trading assets	**155**	104	84
Total trading portfolio assets	**17,059**	15,807	16,693
9. Loan assets held at amortised cost			
Due from clearing houses	**1,952**	1,558	2,066
Due from governments[1]	**441**	219	152
Due from other entities			
Other loans and advances[2]	**49,757**	50,869	47,860
Less specific provisions for impairment	**(236)**	(111)	(63)
Total due from other entities	**49,521**	50,758	47,797
Total gross loan assets	**51,914**	52,535	50,015
Less collective allowance for credit losses	**(131)**	(128)	(104)
Total loan assets held at amortised cost[3]	**51,783**	52,407	49,911

(1) Governments include federal, state and local governments and related enterprises in Australia.
(2) Included within this balance are $1,944 million of loan assets relating to the Italy mortgages business which are held for sale at 30 September 2008.
(3) Included within this balance are amounts of $22,957 million (31 March 2008: $24,078 million; 30 September 2007: $24,684 million) held by consolidated SPEs which are available as security to noteholders and debt providers.

	Half-year to 30 Sep 2008 $m	Half-year to 31 Mar 2008 $m	Half-year to 30 Sep 2007 $m
Specific provisions for impairment			
Balance at the beginning of the period	**111**	63	71
Provided for during the period (note 2)	**135**	65	20
Loan assets written off, previously provided for	**(13)**	(9)	-
Recovery of loans previously provided for (note 2)	**(4)**	(7)	(28)
Attributable to foreign currency translation	**7**	(1)	-
Balance at the end of the period	**236**	111	63
Specific provisions as a percentage of total gross loan assets	**0.45%**	0.21%	0.13%

Specific provisions for impairment relate to doubtful loan assets that have been identified.

Notes to the consolidated financial statements continued
30 September 2008

	Half-year to 30 Sep 2008 $m	Half-year to 31 Mar 2008 $m	Half-year to 30 Sep 2007 $m
9. Loan assets held at amortised cost continued			
Collective allowance for credit losses			
Balance at the beginning of the period	**128**	104	**91**
(Written back)/provided for during the period (note 2)	**(5)**	24	**13**
Attributable to acquisitions during the period	**8**	-	**-**
Balance at the end of the period	**131**	128	**104**

The collective allowance for credit losses is intended to cover losses inherent in the existing overall credit portfolio which are not yet specifically identifiable.

10. Impaired assets

	As at 30 Sep 2008 $m	As at 31 Mar 2008 $m	As at 30 Sep 2007 $m
Impaired debt investment securities available for sale with specific provisions for impairment	**304**	264	11
Less specific provisions for impairment	**(114)**	(56)	(8)
Impaired loan assets and other financial assets with specific provisions for impairment	**672**	285	217
Less specific provisions for impairment	**(270)**	(120)	(71)
Net impaired assets	**592**	373	149

Impaired assets have been reported in accordance with AASB 139 *Financial Instruments: Recognition and Measurement* and include loan assets and impaired items in respect of derivative financial instruments and unrecognised contingent commitments.

11. Investment securities available for sale

	Half-year to 30 Sep 2008 $m	Half-year to 31 Mar 2008 $m	Half-year to 30 Sep 2007 $m
Equity securities			
Listed	**447**	736	747
Unlisted	**353**	338	272
Debt securities[1][2]	**17,225**	15,380	11,073
Total investment securities available for sale	**18,025**	16,454	12,092

[1] Included within this balance are debt securities of $377 million (31 March 2008: $412 million; 30 September 2007: $422 million) which are recognised as a result of total return swaps. The consolidated entity does not have legal title to these assets but has full economic exposure to them.

[2] Includes $15,081 million (31 March 2008: $13,213 million; 30 September 2007; $8,953 million) of Negotiable Certificates of Deposit due from financial institutions and $1,087 million (31 March 2008: $368 million; 30 September 2007: $186 million) of bank bills.

Notes to the consolidated financial statements continued
30 September 2008

	As at 30 Sep 2008 $m	As at 31 Mar 2008 $m	As at 30 Sep 2007 $m
12. Interests in associates and joint ventures using the equity method			
Loans and investments without provisions for impairment	**4,531**	5,039	4,702
Loans and investments with provisions for impairment	**2,187**	766	89
Less provisions for impairment[(1)]	**(797)**	(305)	(7)
Loans and investments at recoverable amount	**1,390**	461	82
Total interests in associates and joint ventures using the equity method	**5,921**	5,500	4,784

[(1)] The investments in Macquarie Communications Infrastructure Group, Macquarie CountryWide Trust, Macquarie Infrastructure Company, Macquarie International Infrastructure Fund Limited, Macquarie Media Group, and Macquarie Office Trust have been written down to their recoverable amounts, which is based on publicly quoted market prices at 30 September 2008 as an estimate of their fair values.

Summarised information of interests in material associates and joint ventures is as follows:

			Ownership interest		
Name of entity	**Country of incorporation**	**Reporting date**	**As at 30 Sep 2008 %**	As at 31 Mar 2008 %	As at 30 Sep 2007 %
Diversified CMBS Investments Inc.[(c)(1)]	USA	31 March	**57**	57	57
Euro Gaming Limited[(e)]	UK	31 December	**-**	-	50
European Directories SA[(d)(2)]	Luxembourg	31 December	**14**	13	13
Macquarie AirFinance Limited[(a)]	Bermuda	31 December	**34**	34	34
Macquarie Airports[(a)(3)]	Australia	31 December	**21**	21	19
Macquarie Capital Alliance Group[(c)(3)(4)]	Australia	30 June	**-**	18	17
Macquarie Communications Infrastructure Group[(a)(3)]	Australia	30 June	**18**	17	17
Macquarie CountryWide Trust[(b)(3)]	Australia	30 June	**10**	10	10
Macquarie Diversified Treasury (AA) Fund[(c)(3)]	Australia	30 June	**19**	19	18
Macquarie Energy Holdings LLC[(f)]	USA	31 December	**49**	-	-
Macquarie European Infrastructure Fund LP[(a)(3)]	UK	31 March	**5**	5	5
Macquarie Goodman Japan Limited[(b)(5)]	Singapore	31 March	**50**	50	50
Macquarie Infrastructure Group[(a)(3)]	Australia	30 June	**13**	8	2
Macquarie Prime REIT[(b)(6)]	Singapore	31 December	**-**	26	26
Macquarie Media Group[(e)(2)]	Australia	30 June	**22**	22	20
Macquarie Office Trust[(b)(3)]	Australia	30 June	**7**	7	7
MAIP International Holdings Ltd[(a)(4)]	Bermuda	31 December	**25**	-	-
Redford Australian Investment Trust[(a)]	Australia	30 June	**27**	27	27

[(1)] Voting rights for this investment are not proportional to the ownership interest. The consolidated entity has joint control because neither the consolidated entity nor its joint investor has control in their own right.
[(2)] Significant influence arises due to the consolidated entity's voting power and board representation.
[(3)] The consolidated entity has significant influence due to its fiduciary relationship as manager of these entities.
[(4)] Macquarie Capital Alliance Group was delisted from the ASX and was incorporated into a new unlisted fund, MAIP International Holdings Ltd during the period ended 30 September 2008.
[(5)] The reporting date of Macquarie Goodman Japan Limited has been changed from 30 June to 31 March effective 14 May 2008.
[(6)] Macquarie Prime REIT has been classified as associates held for sale as at 30 September 2008.

[(a)] Infrastructure
[(b)] Property development / management entity
[(c)] Funds management and investing
[(d)] Directories business
[(e)] Media, television, gaming and internet investments
[(f)] Oil and gas services

Notes to the consolidated financial statements continued
30 September 2008

	As at 30 Sep 2008 $m	As at 31 Mar 2008 $m	As at 30 Sep 2007 $m
13. Non-current assets and disposal groups classified as held for sale			
Assets of disposal groups classified as held for sale[1]	**266**	311	410
Associates[2]	**606**	582	425
Other non-current assets	**55**	74	-
Total non-current assets and assets of disposal groups classified as held for sale[1]	**927**	967	835
Total liabilities of disposal groups classified as held for sale[1]	**153**	215	272

[1] The balance as at 30 September 2008 represents Taurus Aerospace Group Inc.
The balance as at 31 March 2008 consists of Taurus Aerospace Group Inc. and Longview Oil and Gas.
The balance as at 30 September 2007 consists of America's Water Heater Rentals, Express Offshore Transport, Longview Oil & Gas, Windkraft Holleben 1 GMBH & Co KG and Windpark Bippen Grunstucks GMBH & Co KG.
[2] The balance as at 30 September 2008 includes a provision for impairment of $54 million.

All of the above non-current assets and assets/liabilities of disposal groups classified as held for sale are expected to be disposed of by way of sale to a Macquarie managed fund, trade sale or sale to other investors within twelve months of being classified as held for sale, unless events or circumstances occur that are beyond the control of the consolidated entity.

Summarised information of material associates and joint ventures classified as held for sale is as follows:

			Ownership interest		
Name of entity	**Country of incorporation**	**Reporting date**	**As at 30 Sep 2008 %**	As at 31 Mar 2008 %	As at 30 Sep 2007 %
International Infrastructure Holdings Limited[c][1]	Australia	31 December	-	25	50
Macquarie Infrastructure Partners A[c]	USA	31 December	-	-	13
Macquarie Infrastructure Partners B[c]	USA	31 December	-	-	13
Macquarie Prime REIT[f]	Singapore	31 December	**26**	-	-
Macquarie New York Parking 2 LLC[d][1]	USA	31 December	-	7	-
MEO Holdings Limited[a][2]	Bermuda	30 June	**59**	59	-
New World Gaming Partners Limited[b]	Canada	31 December	**31**	50	-
Retirement Villages Group[e][1]	Australia	30 June	-	10	48

All associates and joint ventures classified as held for sale are unlisted companies.

Voting power is equivalent to ownership interest unless otherwise stated.

[1] The consolidated entity's interest in these entities were reclassified from held for sale to interests in associates and joint ventures during the period.
[2] The consolidated entity has joint control because neither the consolidated entity nor its joint investor has control in their own right.

[a] Offshore marine support operations
[b] Gambling infrastructure
[c] Infrastructure
[d] Retail parking stations
[e] Retirement homes
[f] Property development / management entity

Notes to the consolidated financial statements continued
30 September 2008

	As at 30 Sep 2008 $m	As at 31 Mar 2008 $m	As at 30 Sep 2007 $m
14. Trading portfolio liabilities			
Equity securities			
Listed	**7,642**	6,858	8,007
Unlisted	**1,093**	746	808
Commonwealth government securities	**2,088**	4,053	789
Other government securities	**201**	154	241
Corporate securities	**55**	14	30
Total trading portfolio liabilities	**11,079**	11,825	9,875
15. Debt issued at amortised cost			
Debt issued at amortised cost[1]	**52,485**	57,115	55,304
Total debt issued at amortised cost	**52,485**	57,115	55,304

[1] Included in this balance are amounts payable to SPE noteholders of $22,538 million (31 March 2008: $23,958 million; 30 September 2007: $24,427 million).

16. Other financial liabilities at fair value through profit or loss

Debt issued at fair value	**161**	254	698
Equity linked notes	**6,102**	6,034	5,046
Total other financial liabilities at fair value through profit or loss	**6,263**	6,288	5,744

Reconciliation of debt issued at amortised cost and other financial liabilities at fair value through profit or loss by major currency:

Australian dollars	**37,747**	42,143	39,012
Euro	**6,574**	5,170	5,449
United States dollars	**5,173**	7,730	10,215
Canadian dollars	**3,240**	2,547	698
Great British pounds	**2,762**	2,133	1,846
Japanese yen	**1,113**	1,624	974
Hong Kong dollars	**813**	896	1,462
Singapore dollars	**743**	621	215
Turkish lira	**-**	-	663
Other currencies	**583**	539	514
Total by currency	**58,748**	63,403	61,048

The consolidated entity's primary sources of domestic and international debt funding are its multi-currency, multi-jurisdictional Debt Instrument Program and domestic negotiable certificate of deposit issuances. Securities can be issued for terms varying from one day to 30 years.

Notes to the consolidated financial statements continued
30 September 2008

	Half-year to 30 Sep 2008 $m	Half-year to 31 Mar 2008 $m	Half-year to 30 Sep 2007 $m
17. Contributed equity			
Ordinary share capital			
Opening balance of 274,570,840 (1 October 2007: 271,086,657; 1 April 2007: 253,941,205) fully paid ordinary shares	**4,534**	4,336	3,103
Issue of 8,620,690 ordinary shares on 21 May 2007 at $87.00 per share	**-**	-	745
On-market purchase of 313,615 shares pursuant to the Macquarie Bank Staff Share Acquisition Plan ("MBSSAP") and Non-Executive Directors Share Acquisition Plan ("NEDSAP") at $88.67 per share	**-**	-	(28)
Allocation of 313,615 shares to employees pursuant to the MBSSAP and NEDSAP at $88.67 per share	**-**	-	28
On-market purchase of 12,664 shares pursuant to the Macquarie Group Staff Share Acquisition Plan ("MGSSAP") and NEDSAP at $75.99 per share	**-**	(1)	-
Allocation of 12,664 shares to employees pursuant to the MGSSAP and NEDSAP at $75.99 per share	**-**	1	-
On-market purchase of 20,919 shares pursuant to the MGSSAP at $47.52 per share	**(1)**	-	-
Allocation of 20,919 shares to employees pursuant to the MGSSAP at $47.52 per share	**1**	-	-
On-market purchase of 138,246 shares pursuant to the NEDSAP at $50.96 per share	**(7)**	-	-
Allocation of 138,246 shares to employees pursuant to the NEDSAP at $50.96 per share	**7**	-	-
Issue of 603,028 shares on 2 July 2008 pursuant to the MGSSAP at $56.40 per share	**34**	-	-
Issue of 2,631,709 shares (31 March 2008: 1,794,695; 30 September 2007: 5,466,294) on exercise of options	**80**	68	195
Issue of 912,076 shares on 25 June 2007 pursuant to the Share Purchase Plan at $87.00 per share	**-**	-	79
Issue of 24,290 shares on 11 January 2008 pursuant to the Employee Share Plan at $70.39 per share	**-**	2	-
Issue of 2,146,392 shares on 4 July 2007 pursuant to the Dividend Reinvestment Plan ("DRP") at $86.44 per share	**-**	-	185
Issue of 1,665,095 shares on 30 January 2008 pursuant to the DRP at $68.38 per share	**-**	114	-
Issue of 103 shares on 22 February 2008 pursuant to the DRP at $68.38 per share	**-**	-	-
Issue of 3,077,178 shares on 4 July 2008 pursuant to the DRP at $50.95 per share	**157**	-	-
Issue of 133,613 shares on retraction of exchangeable shares at $80.30 per share	**11**	-	-
Transfer from share based payments reserve for expensed options that have been exercised	**16**	14	29
Closing balance of 281,016,368 (31 March 2008: 274,570,840; 30 September 2007: 271,086,657) fully paid ordinary shares	**4,832**	4,534	4,336

Notes to the consolidated financial statements continued
30 September 2008

	As at 30 Sep 2008 $m	As at 31 Mar 2008 $m	As at 30 Sep 2007 $m
17. Contributed equity continued			
Treasury shares			
Treasury shares	**(2)**	(12)	(10)
Total treasury shares	**(2)**	(12)	(10)
Exchangeable shares			
Exchangeable to shares in Macquarie Group Limited on a 1:1 basis (note 21)	**122**	133	-
Total exchangeable shares	**122**	133	-

Exchangeable shares were issued by a subsidiary in November 2007 as consideration for the acquisition of Orion Financial Inc and are classified as equity in accordance with AASB 132 *Financial Instruments: Presentation*. They are eligible to be exchanged 1:1 for shares in Macquarie Group Limited (subject to staff trading restrictions) or cash at MGL's discretion and will pay dividends equal to Macquarie Group Limited dividends during their legal life. The exchangeable shares will expire in November 2017 and carry no Macquarie Group Limited voting rights.

Notes to the consolidated financial statements continued
30 September 2008

	Half-year to 30 Sep 2008 $m	Half-year to 31 Mar 2008 $m	Half-year to 30 Sep 2007 $m
18. Reserves, retained earnings and minority interests			
Reserves			
Foreign currency translation reserve			
Balance at the beginning of the period	**(19)**	5	1
Currency translation differences arising during the period, net of hedge	**2**	(24)	4
Balance at the end of the period	**(17)**	(19)	5
Available for sale reserve			
Balance at the beginning of the period	**223**	291	228
Revaluation movement for the period, net of tax	**(81)**	(37)	70
Transfer to income statement for impairment	**18**	-	-
Transfer to profit on realisation	**(98)**	(31)	(7)
Balance at the end of the period	**62**	223	291
Share-based payments reserve			
Balance at the beginning of the period	**227**	177	144
Share based payments expense for the period	**64**	64	62
Transfer to share capital on exercise of expensed options	**(16)**	(14)	(29)
Balance at the end of the period	**275**	227	177
Cash flow hedging reserve			
Balance at the beginning of the period	**34**	31	10
Revaluation movement for the period, net of tax	**(72)**	3	21
Balance at the end of the period	**(38)**	34	31
Share of reserves of interests in associates and joint ventures using the equity method			
Balance at the beginning of the period	**(9)**	9	(3)
Share of reserves during the period	**10**	(18)	12
Balance at the end of the period	**1**	(9)	9
Total reserves at the end of the period	**283**	456	513
Retained earnings			
Balance at the beginning of the period	**3,718**	3,373	2,795
Profit attributable to equity holders of Macquarie Group Limited	**604**	743	1,060
Dividends paid on ordinary share capital (note 6)	**(552)**	(398)	(482)
Balance at the end of the period	**3,770**	3,718	3,373

	As at 30 Sep 2008 $m	As at 31 Mar 2008 $m	As at 30 Sep 2007 $m
18. Reserves, retained earnings and minority interests continued			
Minority interests			
Macquarie Income Preferred Securities[(1)]			
Proceeds on issue of Macquarie Income Preferred Securities	**894**	894	894
Issue costs	**(10)**	(10)	(10)
	884	884	884
Current period profit	**23**	24	26
Distribution provided on Macquarie Income Preferred Securities	**(23)**	(24)	(26)
Foreign currency translation reserve	**(104)**	(132)	(86)
Total Macquarie Income Preferred Securities	**780**	752	798
Macquarie Income Securities[(2)]			
4,000,000 Macquarie Income Securities of $100 each	**400**	400	400
Less transaction costs for original placement	**(9)**	(9)	(9)
Total Macquarie Income Securities	**391**	391	391
Other minority interests			
Ordinary share capital	**101**	84	4
Preference share capital	**5**	6	6
Accumulated (losses)/profits	**(1)**	(1)	4
Total other minority interests	**105**	89	14
Total minority interests	**1,276**	1,232	1,203

(1) On 22 September 2004, Macquarie Capital Funding LP, a subsidiary of the consolidated entity, issued £350 million of Macquarie Income Preferred Securities ("MIPS"). MIPS, guaranteed non-cumulative step-up perpetual preferred securities, currently pay a 6.18 per cent (31 March 2008: 6.18 per cent; 30 September 2007: 6.18 per cent) per annum semi-annual non-cumulative fixed rate distribution. They are perpetual securities and have no fixed maturity but may be redeemed on 15 April 2020, at MGL's discretion. If redemption is not elected on this date, the distribution rate will be reset to 2.35 per cent (31 March 2008: 2.35 percent; 30 September 2007: 2.35 per cent) per annum above the then five-year benchmark sterling gilt rate. MIPS may be redeemed on each fifth anniversary thereafter at MGL's discretion. The first coupon was paid on 15 April 2005. The instruments are reflected in the consolidated entity's financial statements as minority interest, with distribution entitlements being included in minority interest's share of operating profit after income tax.

(2) Macquarie Income Securities ("MIS") were issued by MBL, and were listed for trading on the Australian Securities Exchange on 19 October 1999. These instruments became redeemable (in whole or in part) at MBL's discretion on 19 November 2004. Interest is paid quarterly at a floating rate of BBSW plus 1.7 per cent (31 March 2008: 1.7 per cent; 30 September 2007: 1.7 per cent) per annum. Payment of interest to holders is subject to certain conditions, including the profitability of MBL. These instruments are perpetual with no conversion rights.

MIS are classified as equity in accordance with AASB 132: Financial Instruments: Presentation and reflected in the consolidated entity's financial statements as minority interest, with distribution entitlements being included in minority interests' share of operating profit after income tax.

Distribution policies for these instruments are included in Note 6 to the financial statements.

19. Notes to the consolidated cash flow statement

Reconciliation of cash and cash equivalents

Cash and cash equivalents at the end of the period as shown in the consolidated cash flow statement is reconciled to related items in the consolidated balance sheet as follows:

	As at 30 Sep 2008 $m	As at 31 Mar 2008 $m	As at 30 Sep 2007 $m
Cash and balances with central banks	**225**	7	3
Due from other financial institutions			
- due from banks[1]	**13,263**	10,090	6,871
- trading securities[2]	**12,165**	10,718	3,612
Cash and cash equivalents at the end of the period	**25,653**	20,815	10,486

(1) Includes cash at bank, overnight cash at bank, other loans to banks and amounts due from clearing houses.
(2) Includes certificates of deposit, bank bills and other short-term debt securities.

Notes to the consolidated financial statements continued
30 September 2008

	Half-year to 30 Sep 2008 $m	Half-year to 31 Mar 2008 $m	Half-year to 30 Sep 2007 $m
19. Notes to the consolidated cash flow statement continued			
Reconciliation of profit from ordinary activities after income tax to net cash flows from operating activities			
Profit from ordinary activities after income tax	**648**	788	1,100
Adjustments to profit from ordinary activities:			
Accretion of interest on investment securities available for sale	**(677)**	(450)	(98)
Amortisation of intangible assets	**6**	20	5
Depreciation on assets under operating leases	**134**	125	54
Depreciation on property, plant and equipment	**58**	69	51
Dividends received from associates	**215**	198	117
Fair value changes on investment securities available for sale transferred to profit or loss on realisation	**(98)**	(31)	(7)
Fair value changes on financial assets and liabilities at fair value through profit or loss	**76**	27	10
Gain on deconsolidation of subsidiaries and businesses held for sale	**(60)**	(76)	(217)
Impairment charge on disposal group held for sale	**197**	-	-
Impairment charge on associates (including associates held for sale) and joint ventures	**546**	298	2
Impairment charge on investment securities available for sale	**138**	88	32
Loss/(gain) on disposal of property, plant and equipment	**4**	(21)	2
Net gains on disposal of associates (including associates held for sale) and joint ventures	**(63)**	(139)	(421)
Net gains on disposal of investment securities available for sale	**(125)**	(74)	(49)
Provisions for impairment on loan assets and fee receivables	**164**	101	13
Share based payments expense	**64**	64	62
Share of net profits of associates and joint ventures using the equity method	**(118)**	(62)	(94)
Changes in assets and liabilities:			
Decrease in dividends receivable	**10**	40	(39)
Decrease/(increase) in fees and non-interest income receivable	**2,472**	(245)	53
Increase/(decrease) in fees and commissions payable	**43**	32	(34)
Increase in current tax liabilities	**65**	30	140
Increase in deferred tax assets	**(76)**	(31)	(230)
(Decrease)/increase in deferred tax liabilities	**(81)**	15	28
Decrease/(increase) in interest receivable	**186**	(220)	(36)
Increase in interest payable	**148**	68	25
Increase in provisions for employee entitlements	**30**	10	18
Net loan assets repaid/(granted)	**450**	(1,434)	(5,241)
(Increase)/decrease in debtors, prepayments, accrued charges and creditors	**(2,577)**	351	(139)
Decrease in financial instruments, foreign exchange and commodities	**8,554**	241	5,828
(Decrease)/increase in amounts due to other financial institutions, deposits and other borrowings	**(2,678)**	11,981	5,003
Decrease in life investment contract receivables	**724**	216	694
Net cash flows from operating activities	**8,379**	11,979	6,632

Notes to the consolidated financial statements continued
30 September 2008

20. Contingent liabilities and assets

The following details of contingent liabilities and assets exclude derivatives.

	As at 30 Sep 2008 $m	As at 31 Mar 2008 $m	As at 30 Sep 2007 $m
Contingent liabilities exist in respect of:			
Guarantees	**225**	281	206
Indemnities	**8**	78	78
Undrawn credit facilities	**3,791**	4,381	5,610
Undrawn credit facilities – revocable at any time	**1,331**	1,502	1,560
Other contingent liabilities[1]	**2,074**	1,201	588
Total contingent liabilities	**7,429**	7,443	8,042

[1] Other contingent liabilities include letters of credit, commitments certain of drawdown and performance related contingencies. Also included are forward asset purchases where the consolidated entity has entered into conditional agreements to acquire assets and operating businesses with the intention of subsequent disposal. These assets and businesses will be recognised when control passes to the consolidated entity. The total commitment at 30 September 2008 was $1,869 million (31 March 2008: $935 million; 30 September 2007: $459 million).

Contingent liabilities exist in respect of claims and potential claims against the consolidated entity. Where necessary, appropriate provisions have been made in the financial statements. The Directors do not consider that the outcome of any such claims known to exist at the date of the half-year financial report, either individually or in aggregate, are likely to have a material effect on the results of its operations or its financial position.

Of the total contingent liabilities above, $6,991 million (31 March 2008: $6,818 million; 30 September 2007: $7,629 million) also represent contingent assets. Such commitments to provide credit may convert to loans and other assets in the ordinary course of business.

21. Acquisitions and disposals of subsidiaries

Significant entities acquired or consolidated due to acquisition of control:

(a) Macquarie Securities (Thailand) Limited
On 3 September 2008, a subsidiary of MGL acquired the remaining 51 per cent interest not previously owned of Macquarie Securities (Thailand) Limited, an entity engaged in the business of providing stockbroking services and other equity-related transactions.

Other entities acquired during the period are as follows:

Tension Services Germany GmbH, AOG Inc. and First China Property Group Limited and its subsidiaries.

Aggregate details of the above entities (including disposal groups) acquired or consolidated due to acquisition of control are as follows:

	Half-year to 30 Sep 2008 $m	Half-year to 31 Mar 2008 $m	Half-year to 30 Sep 2007 $m
Fair value of net assets acquired			
Cash, other financial assets and other assets	**42**	974	24
Goodwill and other intangible assets	**15**	420	29
Property, plant and equipment and assets under operating leases	**1**	293	7
Assets of disposal groups classified as held for sale	**1**	55	231
Payables, provisions, borrowings and other liabilities	**(23)**	(519)	(31)
Liabilities of disposal groups classified as held for sale	**-**	(96)	(6)
Minority interest	**-**	(11)	(4)
Minority interests in disposal groups classified as held for sale	**-**	(5)	-
Total fair value of net assets acquired	**36**	1,111	250
Purchase consideration			
Cash consideration and costs directly attributable to acquisition	**36**	978	250
Deferred consideration (note 17)	**-**	133	-
Total purchase consideration	**36**	1,111	250
Net cash outflow			
Cash consideration and costs directly attributable to acquisition	**(36)**	(978)	(250)
Less cash and cash equivalents acquired	**31**	102	18
Net cash outflow	**(5)**	(876)	(232)

The operating results of these entities have not had a material impact on the results of the consolidated entity.

There are no significant differences between the fair value of net assets acquired and their carrying amounts, other than goodwill and other intangible assets as noted above.

The 31 March 2008 and 30 September 2007 comparatives relate to America's Water Heater Rentals LLC, Marine Services Holdings Limited, Orion Financial Inc., CIT Equipment Leasing, OzForex Pty Limited and Greater Peterborough Health Investment Plan, being the significant entities acquired or consolidated due to acquisition of control.

Notes to the consolidated financial statements continued
30 September 2008

21. Acquisitions and disposals of subsidiaries continued

Significant entities disposed of or deconsolidated due to loss of control:

(a) Longview Oil and Gas
On 10 April 2008, a subsidiary of MGL disposed of its 100 per cent interest in Longview Oil and Gas.

(b) MQ Japan Market Neutral Fund (Cayman Islands)
On 1 September 2008, a subsidiary of MGL disposed of its 100 per cent interest in MQ Japan Market Neutral Fund (Cayman Islands).

Aggregate details of the above entities disposed of or deconsolidated are as follows:

	Half-year to 30 Sep 2008 $m	Half-year to 31 Mar 2008 $m	Half-year to 30 Sep 2007 $m
Carrying value of assets and liabilities disposed of or deconsolidated			
Cash, other financial assets and other assets	**14**	623	33
Assets of disposal groups classified as held for sale	**80**	179	1,112
Property, plant and equipment	**-**	3	-
Liabilities of disposal groups classified as held for sale	**(59)**	(114)	(1,067)
Payables, provisions, borrowings and other liabilities	**(3)**	(585)	(8)
Minority interest	**-**	-	(9)
Total carrying value of assets and liabilities disposed of or deconsolidated	**32**	106	61
Net cash inflow			
Cash received	**63**	191	268
Less:			
Investment retained	**-**	(47)	-
Cash and cash equivalents disposed of or deconsolidated	**(11)**	(30)	(35)
Net cash inflow	**52**	114	233

The 31 March 2008 and 30 September 2007 comparatives relate to Greater Peterborough Health Investment Plan, Emerging Markets Finance Limited, ATM Solutions Australasia Pty Limited and Macquarie IMM Investment Management Co Limited, being the significant entities disposed of or deconsolidated due to loss of control.

22. Events occurring after balance sheet date

Subsequent to balance date there has been a further significant deterioration in equity markets which has impacted the market prices of the consolidated entity's impaired co-investments in listed specialist funds. If the market prices at the date of this report had been used in the consolidated entity's assessment of recoverable amount rather than the 30 September 2008 prices then profit after tax would have been reduced by approximately $130 million.

There were no other material events subsequent to 30 September 2008 that have not been reflected in the financial statements for the half-year reporting period.

Directors' declaration

In the Directors' opinion

(a) the financial statements and notes set out on pages 5 to 33 are in accordance with the *Corporations Act 2001*, including:

- i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and
- ii) giving a true and fair view of the consolidated entity's financial position as at 30 September 2008 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date; and

(b) there are reasonable grounds to believe that Macquarie Group Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

Nicholas Moore
Managing Director and
Chief Executive Officer

H. Kevin McCann, AM
Non-Executive Director

Sydney
17 November 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999
www.pwc.com/au

Independent auditor's review report to the members of Macquarie Group Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Macquarie Group Limited, which comprises the balance sheet as at 30 September 2008, and the income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors' declaration for the Macquarie Group Limited Group (the consolidated entity). The consolidated entity comprises both Macquarie Group Limited (the Company) and the entities it controlled during that half-year.

Directors' responsibility for the half-year financial report

The directors of the Company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 30 September 2008 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Macquarie Group Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

For further explanation of a review, visit our website http:/www.pwc.com/au/financialstatementaudit.

PRICEWATERHOUSECOOPERS

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Macquarie Group Limited is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of the consolidated entity's financial position as at 30 September 2008 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and *Corporations Regulations 2001*.

PricewaterhouseCoopers

DH Armstrong
Partner

Sydney
17 November 2008

TEN YEAR HISTORY

With the exception of 31 March 2005, the financial information presented below has been based on the Australian standards adopted at each balance sheet date. The financial information for the full years ended 31 March 2005-2008 and half-year ended 30 September 2008 is based on the reported results using the Australian Standards that also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

	Years ended 31 March									First Half
	2000	**2001**	**2002**	**2003**	**2004**	**2005**	**2006**	**2007**	**2008**	**2009**
Income statement ($ million)										
Total income from ordinary activities	1,337	1,649	1,822	2,155	2,823	4,197	4,832	7,181	8,248	**2,970**
Total expenses from ordinary activities	(1,036)	(1,324)	(1,467)	(1,695)	(2,138)	(3,039)	(3,545)	(5,253)	(6,043)	**(2,243)**
Operating profit before income tax	301	325	355	460	685	1,158	1,287	1,928	2,205	**727**
Income tax expense	(79)	(53)	(76)	(96)	(161)	(288)	(290)	(377)	(317)	**(79)**
Profit for the year	222	272	279	364	524	870	997	1,551	1,888	**648**
Macquarie Income Preferred Securities distributions	-	-	-	-	-	(28)	(51)	(54)	(50)	**(23)**
Other minority interests	-	1	-	(3)	(3)	(1)	(1)	(3)	(1)	**(2)**
Macquarie Income Securities distributions	(12)	(31)	(29)	(28)	(27)	(29)	(29)	(31)	(34)	**(19)**
Profit attributable to ordinary equity holders	210	242	250	333	494	812	916	1,463	1,803	**604**
Balance sheet ($ million)										
Total assets	23,389	27,848	30,234	32,462	43,771	67,980	106,211	136,389	167,250	**167,435**
Total liabilities	22,154	26,510	27,817	29,877	40,938	63,555	100,874	128,870	157,189	**157,154**
Net assets	1,235	1,338	2,417	2,585	2,833	4,425	5,337	7,519	10,061	**10,281**
Total loan assets	6,518	7,785	9,209	9,839	10,777	28,425	34,999	45,796	52,407	**51,783**
Impaired loan assets (net of provisions)	23	31	49	16	61	42	85	88	165	**402**
Share information[(a)]										
Cash dividends per share (cents per share)										
Interim	34	41	41	41	52	61	90	125	145	**145**
Final	52	52	52	52	70	100	125	190	200	**n/a**
Special[(c)]	-	-	-	50	-	40	-	-	-	**n/a**
Total	86	93	93	143	122	201	215	315	345	**n/a**
Basic earnings per share (cents per share)	124.3	138.9	132.8	164.8	233.0	369.6	400.3	591.6	670.6	**216.6**
Share price at 30 September ($)[(a)]	26.40	27.63	33.26	24.70	35.80	48.03	64.68	82.75	52.82	**37.00**
Ordinary share capital (million shares)[(b)]	171.2	175.9	198.5	204.5	215.9	223.7	232.4	253.9	274.6	**281.0**
Market capitalisation at 30 September (fully paid ordinary shares) ($ million)	4,520	4,860	6,602	5,051	7,729	10,744	15,032	21,010	14,503	**10,397**
Net tangible assets per ordinary share ($)[(f)]	5.80	5.15	7.94	8.23	10.72	13.97	16.63	22.86	28.18	**27.24**
Ratios										
Return on average ordinary shareholders' funds[(g)]	28.1%	27.1%	18.7%	18.0%	22.3%	29.8%	26.0%	28.1%	23.7%	**13.9%**
Dividend payout ratio	70.0%	67.5%	73.6%	87.4%[(c)]	53.2%	53.2%	54.4%	54.3%	52.2%	**67.4%**
Expense/income ratio	77.5%	80.3%	80.5%	78.7%	75.7%	72.4%	73.4%	73.2%	73.3%	**75.5%**
Impaired loan assets as % of loan assets (excluding securitisation SPVs and segregated futures funds)	0.3%	0.4%	0.5%	0.2%	0.5%	0.3%	0.5%	0.4%	0.6%	**1.5%**
Net loan losses as % of loan assets (excluding securitisation SPVs and segregated futures funds)	0.1%	0.1%	0.2%	0.0%	0.3%	0.2%	0.2%	0.1%	0.3%	**0.6%**
Assets under management ($ billion)[(d)]	26.3	30.9	41.3	52.3	62.6	96.7	140.3	197.2	232.0	**239.2**
Staff numbers[(e)]	4,070	4,467	4,726	4,839	5,716	6,556	8,183	10,023	13,107	**13,898**

TEN YEAR HISTORY continued

(a) The Macquarie Bank Limited (now Macquarie Group Limited) ordinary shares were quoted on the Australian Stock Exchange (now Australian Securities Exchange) on 29 July 1996.
(b) Number of fully paid ordinary shares at 31 March, excluding options and partly paid shares.
(c) The special dividend for 2003 was paid to release one-off franking credits to shareholders on entry into tax consolidation. Excluding the special dividend of 50 cents per share, the payout ratio would have been 56.8 per cent.
(d) The methodology used to calculate assets under management was revised in September 2005. Comparatives at 31 March 2005 have been restated in accordance with methodology.
(e) Includes both permanent staff (full time, part time and fixed term) and contractors (including consultants and secondees).
(f) Net tangible assets include intangibles (net of associated deferred tax assets and deferred liabilities) within assets and disposal groups held for sale.
(g) For the first half of 2009 this is an annualised return on average ordinary shareholders' funds.

Macquarie Group Head Office
No.1 Martin Place
Sydney NSW 2000
Australia

Tel: +61 2 8232 3333
Fax: +61 2 8232 3350

Registered Office
Macquarie Group Limited
Level 7, No.1 Martin Place
Sydney NSW 2000
Australia

Tel: +61 2 8232 3333
Fax: +61 2 8232 4330


END

www.macquarie.com.au